As filed with the Securities and Exchange Commission on March 10, 2017

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

The Republic of Argentina

(Name of Registrant)

Name and Address of Authorized Representative in the United States:

Daniel Martin

Office of Financial Representative of Argentina

1800 K Street, N.W., Suite 924

Washington, D.C. 20006

Copies to :

Andrés de la Cruz, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Approximate date of commencement of proposed sale to the public:

From time to time after this registration statement becomes effective.

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
6.250% Bonds Due 2019	U.S.$2,750,000,000	100%	U.S.$2,750,000,000	U.S.$318,725.00
6.875% Bonds Due 2021	U.S.$4,500,000,000	100%	U.S.$4,500,000,000	U.S.$521,550.00
7.500% Bonds Due 2026	U.S.$6,500,000,000	100%	U.S.$6,500,000,000	U.S.$753,350.00
7.625% Bonds Due 2046	U.S.$2,750,000,000	100%	U.S.$2,750,000,000	U.S.$318,725.00
6.625% Bonds Due 2028	U.S.$1,000,000,000	100%	U.S.$1,000,000,000	U.S.$115,900.00
7.125% Bonds Due 2036	U.S.$1,750,000,000	100%	U.S.$1,750,000,000	U.S.$202,825.00
5.625% Bonds Due 2022	U.S.$3,250,000,000	100%	U.S.$3,250,000,000	U.S.$376,675.00
6.875% Bonds Due 2027	U.S.$3,750,000,000	100%	U.S.$3,750,000,000	U.S.$434,625.00

(1)	The securities being registered are offered (i) in exchange for 6.250% Bonds Due 2019, 6.875% Bonds Due 2021, 7.500% Bonds Due 2026, 7.625% Bonds Due 2046, 6.625% Bonds Due 2028, 7.125% Bonds Due 2036, 5.625% Bonds Due 2022 and 6.875% Bonds Due 2027, previously sold in transactions exempt from registration under the Securities Act of 1933 and (ii) upon certain resale of the securities by broker-dealers. The registration fee has been computed based on the face value of the securities solely for the purpose of calculating the amount of the registration fee, pursuant to Rule 457 under the Securities Act of 1933.
(2)	Exclusive of accrued interest, if any.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CROSS REFERENCE SHEET

Between Schedule B of the Securities Act of 1933 and the Prospectus

Schedule B Item	Location or Heading in Prospectus
1.	Cover Page
2.	Use of Proceeds
3.	Public Sector Debt
4.	Public Sector Debt
5.	Public Sector Finances
6.	N/A
7.	Authorized Representative
8.	Use of Proceeds; Description of the New Bonds
9.	N/A
10.	Plan of Distribution
11.	*
12.	Validity of the Securities
13.	N/A
14.	*

*	Information included in Part II to this registration statement or as an exhibit hereto or to be filed by one or more amendments to this registration statement.

The information in this prospectus is not complete and may be changed. The Republic may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated March 10, 2017

PROSPECTUS

The Republic of Argentina

Offers to exchange its

6.250% Bonds Due 2019 (the “New 2019 Bonds”) for 6.250% Bonds Due 2019

(the “2019 Bonds”),

6.875% Bonds Due 2021 (the “New 2021 Bonds”) for 6.875% Bonds Due 2021

(the “2021 Bonds”),

7.500% Bonds Due 2026 (the “New 2026 Bonds”) for 7.500% Bonds Due 2026

(the “2026 Bonds”),

7.625% Bonds Due 2046 (the “New 2046 Bonds”) for 7.625% Bonds Due 2046

(the “2046 Bonds”),

6.625% Bonds Due 2028 (the “New 2028 Bonds”) for 6.625% Bonds Due 2028

(the “2028 Bonds”),

7.125% Bonds Due 2036 (the “New 2036 Bonds”) for 7.125% Bonds Due 2036

(the “2036 Bonds”),

5.625% Bonds Due 2022 (the “New 2022 Bonds”) for 5.625% Bonds Due 2022

(the “2022 Bonds”) and

6.875% Bonds Due 2027 (the “New 2027 Bonds”) for 6.875% Bonds Due 2027

(the “2027 Bonds”)

Terms of the Offers

•	The offers commence on , 2017 and expire at 5:00 p.m., New York City time, on , 2017, unless we extend it.

•	The Republic is offering to exchange the Bonds (as defined herein) that it sold in transactions exempt from registration under the Securities Act of 1933 for new registered New Bonds (as defined herein).

•	The offers is subject to certain conditions that the Republic may waive in its discretion.

•	The terms of the New Bonds are identical to the terms of the Bonds, except for the transfer restrictions and registration rights relating to the Bonds.
•	The Republic believes that the exchange of New Bonds for Bonds will not be a taxable exchange for U.S. federal income tax purposes.

•	You may withdraw tenders of Bonds at any time prior to the expiration of the offers.

•	The Republic will not receive any proceeds from the offers.

•	The Republic will pay certain expenses incidental to the offers.

•	The Republic expects to list the New Bonds on the Luxembourg Stock Exchange

You should read this prospectus carefully. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

The Republic is not making an offer to exchange New Bonds for Bonds in any jurisdiction where the offers are not permitted.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2017.

Each broker-dealer that receives New Bonds for its own account pursuant to the offers must acknowledge that it will deliver a prospectus in connection with any resale of those New Bonds. However, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Bonds received in exchange for Bonds where those Bonds were acquired by that broker-dealer as a result of market-making activities or other trading activities. The Republic has agreed that, for a period of 120 days after the expiration date of the offers, broker-dealers shall be authorized to deliver (or, to the extent permitted by law, make available) this prospectus for use in connection with any resale of that sort. See “Plan of Distribution.”

i

DEFINED TERMS AND CERTAIN CONVENTIONS

Certain Defined Terms

All references in this prospectus to the “Government” are to the non-financial sector of the federal government of Argentina, excluding the Central Bank, Banco de la Nación Argentina and Banco de Inversión y Comercio Exterior (Foreign Investment and Trade Bank, or “BICE”).

The terms set forth below have the following meanings for purposes of this prospectus:

•	April 2016 Transaction, refers to the April 22, 2016, U.S.$16.5 billion issuance of new debt securities in the international capital markets by the Republic, of which U.S.$9.3 billion were applied to satisfy settlement payments in connection with agreements with holders of Untendered Debt.

•	April Bonds, refers to the 2019 Bonds, the 2021 Bonds, the 2026 Bonds and the 2046 Bonds.

•	BADLAR rate is an average rate published by the Central Bank based on a survey of financial institutions in Argentina regarding the nominal annual interest rate in peso-denominated time deposits of more than Ps. 1.0 million from 30 to 35 days.

•	Bonds, refers to the April Bonds together with the January Bonds and July Bonds.

•	Defaulted debt or debt in default as of any given date refers to all of Argentina’s public indebtedness on which Argentina is not paying principal or interest as of such date, plus any past due principal and interest payments calculated at contractual rates.

•	Gross domestic product, or GDP, means the total value of final products and services produced in Argentina during the relevant period.

•	January Bonds, refers to the 2022 Bonds together with the 2027 Bonds.

•	July Bonds, refers to the 2028 Bonds together with the 2036 Bonds.

•	Ley de Normalización de la Deuda Pública y Acceso al Crédito (the “Debt Authorization Law”) means Law No. 27,249 passed by Congress on March 31, 2016 repealing, among other laws and legislation, Laws Nos. 26,017, 26,547 and 26,886 which prohibited the Republic from making any payment or settlement on Untendered Debt (the “Lock Laws”), and Law No. 26,984 (the “Sovereign Payment Law”), and authorizing the Republic to settle with certain holders of its Untendered Debt, continue negotiating and issue debt securities to raise the funding required to effect the settlements with holders of its Untendered Debt.

•	Non-performing debt refers to public indebtedness of Argentina that was formally subject to the moratorium declared by the Government in December 2001, other than “Untendered Debt.” Argentina’s non-performing debt encompasses all the public debt in which Argentina is in default as of any given date (other than Untendered Debt), including past due principal and interest payments calculated at contractual rates. Non-performing debt also includes the following:

(i)	certain debt obligations on which the Government has continued to make payments on a case-by-case basis (such as in cases of extreme necessity (e.g., for senior citizens 75 years of age or older) or when the provision of essential services is threatened), despite being formally subject to the suspension of debt payments; and

(ii)	certain obligations that resulted from the advance payment of tax obligations by certain companies. These advance tax payments gave rise to claims against the Government for the amount of the payment. The Government considers these claims additional public indebtedness of Argentina and they are treated as such in the Government’s accounts. These claims, however, are discharged when the tax obligation that gave rise to the advanced payment actually becomes payable, at which time the tax obligation is cancelled. Accordingly, although formally subject to the suspension of payments, the Government’s obligations in respect of these claims are not in default.

•	New April Bonds, refers to the New 2019 Bonds, the New 2021 Bonds, the New 2026 Bonds and the New 2046 Bonds .

•	New Bonds refers to the New April Bonds together with the New January Bonds and the New July Bonds.

•	New January Bonds, refers to the New 2022 New Bonds together with the New 2027 Bonds.

•	New July Bonds, refers to the New 2028 Bonds together with the New 2036 Bonds.

•	Settlement Proposal refers to the proposal, published by the Republic on February 5, 2016 in the Ministry of Treasury and Public Finances’ website, to settle all claims on Untendered Debt, including bonds in litigation in the United States, subject to two conditions: first, obtaining approval by the Argentine Congress, and second, lifting the pari passu injunctions. The Settlement Proposal contemplated two frameworks for settlement. The “pari passu option,” which was extended as an option to plaintiffs holding pari passu injunctions granted by courts of the United States, provided for payment equal to the full amount of money judgment or an accrued claim value less a specified discount. The “standard option,” which remains open to all holders of Untendered Debt, whether or not they had pari passu injunctions, provides for payment equal to 100% of the outstanding principal amount of the relevant debt securities plus up to 50% of that original principal as interest. Any eligible holder of Untendered Debt may agree to the terms of the standard option, in accordance with the procedures set forth and published by the Ministry of the Treasury and, in accordance with such terms, becomes party to a binding agreement in principle with the Republic once the amounts to be paid are reconciled and the agreement is countersigned by the Republic.

•	Untendered Debt means, with respect to data included herein through 2015, defaulted debt in respect of securities that were eligible for, but not tendered in, the 2005 Debt Exchange and the 2010 Debt Exchange. References to Untendered Debt in this prospectus do not constitute, and shall not be read or construed to constitute a waiver of any defenses available to the Republic with respect to the enforcement of any claim thereunder. See “Preservation of Defenses.” Any amounts of Untendered Debt set forth in this prospectus have been defined in this prospectus to include unpaid principal plus accrued and unpaid interest at contractual rates through December 31, 2015, including penalty or default interest. In settling outstanding disputes with holdout creditors pursuant to the Settlement Proposal, the Republic took into consideration interest accrued after the originally scheduled maturity of each defaulted series of securities (other than interest subject to statute of limitations), as well as default interest. For information regarding the Republic’s Settlement Proposal to settle all claims on the Untendered Debt, see “Public Sector Debt—Legal Proceedings.”

•	2005 Debt Exchange refers to the restructuring and exchange of public debt that had been in default since the end of 2001 undertaken by the Government between January and May of 2005.

•	2010 Debt Exchange refers to the restructuring and exchange of public debt that had been in default since the end of 2001 undertaken by the Government between April and December 2010.

For purposes of this prospectus, the following terms, which refer to various public debt instruments, have the meanings set forth below:

•	BAADE. “Argentine Saving Bond for Economic Development” and the “Saving Promissory Note for Economic Development” are both to be issued by the Ministry of the Treasury and to be denominated in U.S. dollars, maturing in 2016 and accruing interest at a 4% rate. Funds obtained from the issuance of these bonds will be used to finance public investment projects in strategic sectors like infrastructure and hydrocarbons.

•	Bocones. Bonds that the Government began issuing in 1991 to restructure its obligations to pensioners and suppliers and to settle reparations of members of family of victims of the military dictatorship.

•	Bogar. Bonds issued by the Provincial Development Fund to restructure debt obligations of the provinces. These bonds are guaranteed by the Government and secured by a pledge of certain provincial tax revenues.

•	Bogar 2018. Bogar with maturity date in 2018.

•	Bogar 2020. Bogar with maturity date in 2020.

•	Bonacs. Bonds that the Government began issuing in 2015 for general purposes of the Government, with a floating interest rate (LEBACs and others) and maturity in 2016.

•	Bonads. Dollar denominated bonds payable in pesos (dollar linked) that the Government began issuing in 2014 for general purposes of the Government.

•	Bonares. Bonds that the Government began issuing in 2006 for general purposes of the Government and in exchange for CER-index linked bonds.

•	Global Bond. Government bonds issued in the international capital markets under the Government’s shelf registration statements filed with the SEC.

•	LEBACs. Short-term notes issued by the Central Bank. They are denominated principally in pesos.

•	National Guaranteed Loans. Tax-secured loans that the Government exchanged for previously outstanding Government bonds as part of a voluntary debt offers that took place in 2001. Holders of National Guaranteed Loans retained the right to recover their original bonds upon default.

•	NOBACs. Medium-term notes issued by the Central Bank denominated only in pesos.

•	Promissory Notes Pesos 2019. Promissory notes issued in pesos at an annual floating interest rate equal to the BADLAR rate plus 250 basis points with an amount equal to the BADLAR rate to be capitalized during the first two years and paying 250 basis points interest rate during such period, and paying the full floating interest rate thereafter, maturing in 2019.

•	2033 Discount Bonds. Discount bonds due December 2033 denominated in U.S. dollars, euros, Japanese yen and pesos issued by Argentina in its 2005 Debt Exchange and the discount bonds due December 2033 denominated in U.S. dollars issued by Argentina for cash subsequent to the 2005 Debt Exchange.

•	2033 Discount Bonds (2010). Discount bonds due December 2033 denominated in U.S. dollars, euros, Japanese yen and pesos issued by Argentina in its 2010 Debt Exchange.

•	2017 Globals. U.S. dollar-denominated Global Bonds due 2017 issued in the international capital markets pursuant to the 2010 Debt Exchange.

•	2035 GDP-Linked Securities. Long-term Government Treasury securities denominated in U.S. dollars, euros, Japanese yen and pesos issued in the international capital markets pursuant to the 2005 Debt Exchange and expiring no later than December 2035.

•	2035 GDP-Linked Securities (2010). Long-term Government Treasury securities denominated in U.S. dollars, euros, Japanese yen and pesos issued in the international capital markets pursuant to the 2010 Debt Exchange and expiring no later than December 2035.

•	2038 Par Bonds. Long-term Government Treasury bonds denominated in U.S. dollars, euros, Japanese yen and pesos issued in the international capital markets pursuant to the 2005 Debt Exchange.

•	2038 Par Bonds (2010). Long-term Government Treasury bonds denominated in U.S. dollars, euros, Japanese yen and pesos issued in the international capital markets pursuant to the 2010 Debt Exchange.

•	2045 Quasi-Par Bonds. Long-term Government Treasury bonds denominated in pesos issued in the international capital markets pursuant to the 2005 Debt Exchange.

Preservation of Defenses

Nothing in this prospectus, or in any communication from the Republic, constitutes an acknowledgment or admission of the existence of any claim or any liability of the Republic to pay that claim or an acknowledgment that any ability to bring proceedings in any jurisdiction in respect of such claim or any limitation period relating thereto has been revived or reinstated, or an express or implied promise to pay any such claim (or part thereof). Whether or not a claim exists, the Republic may in its sole discretion and only if written notice to that effect is received from a duly authorized officer of the Republic, attribute a value to such claim for purposes of the Republic’s Settlement Proposal or for any other purpose. All defenses available to the Republic relating to any applicable statute of limitations or otherwise are expressly preserved for all purposes. This prospectus may not be relied upon as evidence of the Republic’s agreement that a claim exists, or of the Republic’s willingness, ability or obligation to pay any claim. Any attribution of any value to any claim for purposes of the Republic’s Settlement Proposal or for any other purpose will not be considered an acknowledgment of the existence or validity of that claim and any consideration given by or on behalf of the Republic to the proponent of that claim will be consideration only for the agreement by the proponent of that claim to cease all actions or proceedings in respect of that claim and to irrevocably assign and transfer to the Republic all rights, if any, with respect to such claim and to undertake to complete any and all formalities or requirements necessary to ensure that if such claim existed neither the proponent nor any successor or assignee of the proponent (other than the Republic) is able to evidence or allege such claim to remain in existence or to be a liability of the Republic.

Delivery of Documents

We are delivering copies of this prospectus in electronic form through the facilities of The Depository Trust Company (“DTC”). By tendering Bonds a holder will represent, warrant and agree that it has received this prospectus. The Republic will make paper copies of the prospectus available to holders of Bonds through the agent appointed by the Republic for the purposes of these offers. You may also obtain paper copies of the prospectus by contacting the Luxembourg listing agent at its address specified on the inside back cover of this prospectus.

Currency of Presentation

Unless otherwise specified, references in this prospectus to “pesos” and “Ps.” are to Argentine pesos, references to “U.S. dollars” and “U.S.$” are to the currency of the United States of America, references to “euros,” “€” and “EUR” are to the currency of the European Union, references to “CHF” are to Swiss francs and references to “Japanese yen” or “JPY” are to Japanese yens.

Exchange Rates and Exchange Controls

The Republic publishes most of its economic indicators and other statistics in pesos. Beginning in February 2002, the peso was allowed to float against other currencies. After several years of fluctuations in the nominal exchange rate, the peso lost approximately 14% of its value against the U.S. dollar in 2012. Despite increased Central Bank intervention and measures to limit Argentine residents’ access to foreign currency, the peso devalued by 32.6% and 31.3% against the U.S. dollar in 2013 and 2014, respectively. In December 2015, the Macri administration eliminated a significant portion of the foreign exchange restrictions and the Central Bank returned to a free-float policy with interventions designed to enhance the operation of the foreign exchange market. Immediately after a significant portion of the foreign exchange controls were lifted on December 16, 2015, the peso devalued by approximately 40%, as the peso-U.S. dollar exchange rate reached Ps. 13.76 to U.S.$1.00 on December 17, 2015. The peso has since floated freely with limited intervention by the Central Bank, and the nominal exchange rate experienced moderate variations. On December 31, 2016, the exchange rate was Ps. 15.85 to U.S.$1.00.

v

Exchange Rates

The following table sets forth the annual high, low, average and period-end “reference” exchange rates for the periods indicated, expressed in pesos per U.S. dollar and not adjusted for inflation. There can be no assurance that the peso will not depreciate or appreciate in the future. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Exchange rates(1)
	High	Low	Average(2)	Period end
Year ended December 31,
2011	4.304	3.972	4.130	4.303
2012	4.917	4.305	4.552	4.917
2013	6.518	4.923	5.479	6.518
2014	8.556	6.543	8.119	8.552
2015	13.763	8.554	9.269	13.005
2016	16.039	13.069	14.779	15.850
January 2017	16.053	15.808	15.907	15.912
February 2017	15.835	15.368	15.598	15.455
March 2017(3)	15.501	15.388	15.541	15.501

(1)	Central Bank reference exchange rates (Communication A 3500 of Central Bank).
(2)	Average of daily closing quotes.
(3)	Through March 7, 2017.

Source: Central Bank.

Currency conversions, including conversions of pesos into U.S. dollars, are included for the convenience of the reader only and should not be construed as a representation that the amounts in question have been, could have been or could be converted into any particular denomination, at any particular rate or at all.

As of March 7, 2017, the peso-dollar reference exchange rate was Ps. 15.50 to U.S.$1.00.

Exchange Controls

In response to the deterioration of the Argentine economy and financial system in 2001, the inability of the Republic to service its public external indebtedness and the decreased level of deposits in the financial system, the Government issued Decree No. 1,570/2001 on December 3, 2001, which established certain monetary and currency exchange control measures, including restrictions on the free disposition of funds deposited in banks and restrictions on the transfer of funds abroad, subject to certain exceptions.

In addition to the above measures, on February 8, 2002, the Government and the Central Bank made certain transfers of funds abroad to service principal and/or interest payments on foreign indebtedness subject to prior authorization. From 2011 until the Macri administration took office in December 2015, the Government increased controls on the sale of foreign currency and the acquisition of foreign assets by local residents, limiting the possibility of transferring funds abroad. In 2012, the Government adopted an import procedure under which any import of products required the pre-approval of local authorities in the form of a Declaración Jurada Anticipada de Importación (Advance Sworn Import Declaration, or “DJAI”). The DJAI was a precondition for the importer to gain access to the foreign exchange market to pay for imported products, which was, in effect, a material barrier to the import of goods into Argentina, as any alternative method of payment significantly increased the costs of such transactions.

Together with the regulations established in 2012 that subjected certain foreign exchange transactions to prior approval by the Argentine tax authorities or the Central Bank, the measures taken by the Fernández de Kirchner administration significantly curtailed access to the Mercado Único y Libre de Cambio (the “MULC”). In response, an unofficial U.S. dollar trading market developed in which the peso-U.S. dollar exchange rate differed substantially from the official peso-U.S. dollar exchange rate.

Current Regulations

As of December 2016, in line with the economic reforms implemented by the newly elected Macri administration, the Ministry of Finance and the Central Bank issued regulations that eliminated most substantially all of the foreign exchange restrictions imposed since 2011. Following an initial set of measures adopted in December 2015 with the aim of increasing capital inflows, the Government and the Central Bank introduced additional measures to eliminate a significant portion of the restrictions affecting the trade balance. In this regard, on August 8, 2016 the Central Bank introduced further material changes to the foreign exchange regime and established, as of August 9, 2016, a new foreign exchange regime by means of Communication “A” 6037 (as amended) that significantly eases access to the MULC. On December 30, 2016, the Central Bank further eased foreign exchange controls by eliminating the mandatory repatriation of proceeds from export services. On January 4, 2017, the Ministry of the Treasury eliminated the mandatory minimum stay period applicable to (i) the inflow of funds to the local foreign exchange market arising from certain foreign indebtedness and (ii) any entry of funds to the foreign exchange market by non-residents.

PRESENTATION OF STATISTICAL AND OTHER INFORMATION

All annual information presented in this prospectus is based upon January 1 to December 31 periods, unless otherwise indicated. Totals in some tables in this prospectus may differ from the sum of the individual items in those tables due to rounding.

Unless otherwise stated, prices and figures are stated in current values of the currency presented, and references in this prospectus to “pesos” and “Ps.” are to Argentine pesos, references to “U.S. dollars” and “U.S.$” are to the currency of the United States of America, references to “euros,” “€” and “EUR” are to the currency of the European Union, references to “CHF” are to Swiss francs and references to “Japanese yen” or “JPY” are to Japanese yens.

Information in this prospectus that is identified as being derived from a publication of the Republic or one of its respective agencies or instrumentalities is included as public official statements made on the authority of the Republic. Certain statistical information included in this prospectus is preliminary and is subject to change, completion or amendment.

INDEC

Statistical information reported in this prospectus has been derived from official publications of, and information supplied by, a number of agencies, including the INDEC and the Dirección General de Estadística y Censos de la Ciudad de Buenos Aires (General Directorate of Statistics and Census of the City of Buenos Aires).

During the Fernández de Kirchner administration, the INDEC—the only institution in Argentina with the statutory authority to produce official nationwide statistics—underwent institutional and methodological reforms that gave rise to controversy regarding the reliability of the information that it produced, including CPI, GDP, unemployment and poverty data. Reports published by the International Monetary Fund (“IMF”) have stated that their staff uses alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which have shown inflation rates considerably higher than those published by the INDEC between 2007 and 2015. The IMF also censured Argentina for failing to make sufficient progress, as required under the Articles of Agreement of the IMF, in adopting remedial measures to address the quality of official data, including CPI and GDP data. In February 2014, the INDEC released a new inflation index, known as the Indice de Precios al Consumidor Nacional Urbano (National Urban Consumer Price Index, or “CPI Nu”), which was intended to measure prices on goods across the country and replaced the previous index that only measured inflation in the City of Buenos Aires and its surrounding areas. Although this new methodology was expected to bring inflation statistics closer to those estimated by private sources, differences between official inflation data and private estimates remained.

On January 8, 2016, based on its determination that the INDEC had failed to produce reliable statistical information, particularly with respect to CPI, GDP and foreign trade data, as well as poverty and unemployment rates, President Macri declared a state of administrative emergency for the national statistical system and the INDEC until December 31, 2016. The INDEC suspended publication of certain statistical data pending reorganization of its technical and administrative structure to recover its ability to produce reliable statistical information. The INDEC published official CPI figures published by the City of Buenos Aires and the Province of San Luis for reference for the first four months of 2016. In June 2016, the INDEC began publishing an official inflation rate using its new methodology for calculating the CPI.

On June 29, 2016, the INDEC published (the “INDEC Report”) a revised calculation of the 2004 gross domestic product (“GDP”), which forms the basis of Argentina’s real GDP calculation for every year thereafter. Among other adjustments, in calculating GDP for 2004 the INDEC made changes to the composition of GDP that resulted in a downward adjustment of approximately 10% for that year. In calculating real GDP for subsequent years based on the revised 2004 GDP, the INDEC used deflators that are consistent with its revised methodology to calculate inflation. By understating inflation in the past, the INDEC had overstated growth in real terms. For more information, see “—Certain Methodologies.”

On November 9, 2016, the IMF Executive Board lifted its censure on the Republic, noting that the Republic has resumed the publication of data in a manner consistent with its obligations under the Articles of Agreement of the IMF.

As of the date of this prospectus, the INDEC has published the INDEC Report (which includes GDP data), the CPI for May, June, July, August, September, October, November and December 2016, and January 2017 and certain revised foreign trade and balance of payment statistics for the years 2010 through 2015 since the state of administrative emergency was declared on January 8, 2016, which are included in this prospectus.

The INDEC is currently implementing a number of measures to produce reliable statistical information that include, among others, investments in basic statistical collection procedures, the expansion of social statistics and the strengthening of economic development statistics. In this context, the INDEC is planning a series of initiatives that are expected to improve the reliability of basic statistics, including conducting a national household expenditure survey for the period 2017-2018, extending the basket of goods and prices covered to include locations across Argentina (previously limited to the greater Buenos Aires area) for purposes of calculating CPI, a mining census in 2017, an economic activity census and an agricultural census in 2018, in all cases to be carried out prior to next national census scheduled for 2020.

In relation to the revision and production of historical statistical information, in particular related to poverty, the INDEC, in its September 2016 Incidence Report on Poverty and Indigence, states that it continues to have reservations with respect to statistical series between January 2007 and December 2015, except for any information that has been restated in the relevant 2016 reports.

The INDEC’s reservations result from the inability to obtain adequate historical data that would allow for the completion of series left incomplete prior to the declaration of statistical emergency. Accordingly, reports on poverty and indigence levels for the missing periods and dates cannot be reconstructed primarily to the lack of reliable data for the relevant periods and as of the relevant dates. In furtherance of the authority delegated to the INDEC by Decrees No. 181/15 and 55/16, the INDEC has commissioned studies to determine the adequacy of the process for obtaining data, the process for the analysis of such data, the elaboration of indicators and its publication procedures.

National Public Accounts

Historically, transfers from the Central Bank and the Fondo de Garantía de Sustentabilidad (the “FGS”) to the Government were recorded as current fiscal revenue under “other non-tax revenue.” Starting in 2016 (and on a pro forma basis for 2015), the Government now classifies income generated by the Central Bank and the FGS as financial revenue that does not form part of the calculation of the primary fiscal balance. See “Public Sector Finances—Introduction.”

Certain Methodologies

CER and CVS. Certain data included in this prospectus has been adjusted for inflation based on the Coeficiente de Estabilización de Referencia (Stabilization Coefficient, or “CER”), or the Coeficiente de Variación Salarial (“CVS”). CERs are units of account whose value in pesos is indexed to consumer price inflation. Following the declaration of a state of administrative emergency for the national statistical system and the INDEC in January 2016, the INDEC suspended its publication of the CPI index that had been used to determine the value of CERs in pesos since February 2014. Accordingly, between January 12 and June 2, 2016, the Government issued a series of resolutions designating either the CPI calculated by the government of the City of Buenos Aires or the CPI calculated by the Province of San Luis as the index to be used by the Central Bank to calculate the CER. On June 15, July 13, August 12 and September 13, October 13, November 10, December 15, 2016, January 11, February 9 and March 9, 2017, the INDEC published the inflation rates for May, June, July, August, September, October, November and December 2016, and January and February 2017, respectively, using its new methodology for calculating the CPI. On June 16, 2016, the Government announced that beginning on June 26, 2016 it would resume using the INDEC CPI to calculate the CER. The nominal amount of a CER-based financial instrument is converted to a CER-adjusted amount and interest on the financial instrument is calculated on the CER-adjusted balance. CVSs are units of account whose value in pesos is determined based on changes in an index of public and private sector wages. The nominal amount of a CVS-based financial instrument is converted to a CVS-adjusted amount and interest on the financial instrument is calculated on the CVS-adjusted balance. Adjustments and payments on the Republic’s debt indexed to the CER and CVS are not subject to restatement or revision.

Exports. Exports are calculated based upon (i) for purposes of foreign trade, statistics reported to Argentine customs upon departure of goods from Argentina on a FOB basis and (ii) for purposes of the balance of payments accounts, statistics collected on a FOB basis.

Imports. Imports are calculated based upon (i) for purposes of foreign trade, statistics reported to Argentine customs upon entry of goods into Argentina on a cost, insurance and freight included basis (“CIF basis”) and (ii) for purposes of the balance of payments accounts, statistics collected on a free on board (“FOB basis”) at a given departure location.

Inflation. The rate of inflation or inflation rate provides an aggregate measure of the rate of change in the prices of goods and services in the economy. The inflation rate is generally measured by the rate of change in the CPI between two periods unless otherwise specified. The annual percentage rate of change in the CPI as of a particular date is calculated by comparing the index as of that date against the index as of the date twelve months prior. The CPI in Argentina is calculated by the INDEC. However, as a result of widespread concerns regarding the credibility of the INDEC’s calculations that resulted in the declaration of a state of administrative emergency in January 2016, alternative measures of CPI inflation are presented in this prospectus for certain periods using the CPI calculated by the government of the City of Buenos Aires (the “City of Buenos Aires CPI”) and by the government of the Province of San Luis (the “Province of San Luis CPI”) for certain periods. The CPI for May, June, July, August, September, October, November and December 2016, and January and February 2017 were published by the INDEC on June 15, July 13, August 12, September, October 13, November 10, December 15, 2016, January 11, and February 9 and March 9, 2017, respectively, based on the INDEC’s new methodology for calculating the CPI. The City of Buenos Aires CPI and Province of San Luis CPI are based on a weighted basket of consumer goods and services that reflects the pattern of consumption of households that reside in the City of Buenos Aires and the Province of San Luis, respectively. All references in this prospectus to “CPI” are to the “INDEC CPI,” the “City of Buenos Aires CPI” or “the Province of San Luis CPI,” as indicated herein. References to “constant 2004 prices” in this prospectus relate to data that was revised by the INDEC and included in the INDEC Report.

Underemployment rate. Underemployment rate represents the percentage of Argentina’s labor force that has worked fewer than 35 hours during the week preceding the date of measurement and seeks to work more.

Unemployment rate. Unemployment rate represents the percentage of Argentina’s labor force that has not worked a minimum of one hour with remuneration or 15 hours without remuneration during the week preceding the date of measurement. The “labor force” refers to the sum of the population in major urban centers across Argentina that has worked a minimum of one hour with remuneration or 15 hours without remuneration during the week preceding the date of measurement plus the population that is unemployed but actively seeking employment.

x

ENFORCEMENT OF CIVIL LIABILITIES

The Republic is a sovereign state. Consequently, it may be difficult for investors or a trustee to obtain, or realize in the United States or elsewhere upon, judgments against the Republic. In addition, as described below, pursuant to Argentine law, many assets of the Republic are entitled to immunity from attachment or foreclosure, including all funds dedicated to the payment of expenditures approved as part of the national budget.

To the fullest extent permitted by applicable law, the Republic will irrevocably submit to the exclusive jurisdiction of any New York state or U.S. federal court sitting in the Borough of Manhattan, City of New York, and the courts of the Republic and, in each case, any appellate court thereof (each, a “Specified Court”) in any suit, action or proceeding arising out of or relating to the New Bonds or the Republic’s failure or alleged failure to perform any obligations under the New Bonds against it or its properties, assets or revenues (a “Related Proceeding”), subject to its Reserved Right (as defined below). The Republic will irrevocably and unconditionally waive, to the fullest extent permitted by law, any objection that it may have to Related Proceedings brought in a Specified Court whether on the grounds of venue, residence or domicile or on the ground that the Related Proceedings have been brought in an inconvenient forum (except for any Related Proceedings relating to the securities laws of the United States or any state thereof).

Subject to its Reserved Right, to the extent that the Republic or any of its revenues, assets or properties are entitled, in any jurisdiction in which any Specified Court is located, in which any Related Proceeding may at any time be brought against it or any of its revenues, assets or properties, or in any jurisdiction in which any Specified Court is located in which any suit, action or proceeding may at any time be brought for the purpose of enforcing or executing any judgment issued in any Related Proceeding (the “Related Judgment”), to any immunity from suit, from the jurisdiction of any such court, from set-off, from attachment prior to judgment, from attachment in aid of execution of judgment, from execution of a judgment or from any other legal or judicial process or remedy, and to the extent that in any such jurisdiction there shall be attributed such an immunity, the Republic irrevocably waives such immunity to the fullest extent permitted by the laws of such jurisdiction, including the United States Foreign Sovereign Immunities Act of 1976 (the “FSIA”) (and consents to the giving of any relief or the issue of any process in connection with any Related Proceeding or Related Judgment as permitted by applicable law, including the FSIA), provided, however, that such waiver shall not extend to and the Republic shall be immune in respect of and in relation to any suit, action or proceeding or enforcement of any Related Judgment against:

(i)	any reserves of the Banco Central de la República Argentina (the Central Bank of Argentina, or the “Central Bank”);

(ii)	any property in the public domain located in the territory of the Republic, including property that falls within the purview of Sections 234 and 235 of the Civil and Commercial Code of the Republic;

(iii)	any property located in or outside the territory of the Republic that provides an essential public service;

(iv)	any property (whether in the form of cash, bank deposits, securities, third party obligations or any other methods of payment) of the Republic, its governmental agencies and other governmental entities relating to the performance of the budget, within the purview of Sections 165 through 170 of Law No. 11,672, Ley Complementaria Permanente de Presupuesto (t.o. 2014);

(v)	any property entitled to the privileges and immunities of the Vienna Convention on Diplomatic Relations of 1961 and the Vienna Convention on Consular Relations of 1963, including, but not limited to, property, premises and bank accounts used by the missions of the Republic;

(vi)	any property used by a diplomatic, governmental or consular mission of the Republic;

(vii)	taxes, duties, levies, assessments, royalties or any other governmental charges imposed by the Republic, including the right of the Republic to collect any such charges;

(viii)	any property of a military character or under the control of a military authority or defense agency of the Republic;

(ix)	property forming part of the cultural heritage of the Republic; or

(x)	property entitled to immunity under any applicable sovereign immunity laws.

This waiver of sovereign immunity constitutes only a limited and specific waiver for the purpose of the New Bonds and under no circumstances shall it be interpreted as a general waiver by the Republic or a waiver with respect to proceedings unrelated to the New Bonds. The Republic reserves the right to plead sovereign immunity under the FSIA with respect to actions brought against it under the U.S. federal securities laws and the appointment of an authorized agent does not extend to such actions or any state securities laws (the “Reserved Right”).

A judgment obtained against the Republic in a foreign court may be enforced in the courts of Argentina. Based on existing law, the courts of Argentina will enforce such a judgment in accordance with the terms and conditions of the treaties entered into between Argentina and the country in which the judgment was issued. In the event there are no such treaties, the courts of Argentina will enforce the judgment if it:

•	complies with all formalities required for the enforceability thereof under the laws of the country in which it was issued;

•	has been translated into Spanish, together with all related documents, and it satisfies the authentication requirements of the laws of Argentina;

•	was issued by a competent court, according to Argentine principles of international law, as a consequence of a personal action (action in personam) or a real action (action in rem) over a movable property if it has been moved to Argentina during or after the time the trial was held before a foreign court;

•	was issued after serving due notice and giving an opportunity to the defendant to present its case;

•	is not subject to further appeal;

•	is not against Argentine public policy; and

•	is not incompatible with another judgment previously or simultaneously issued by an Argentine Court.

In a March 2014 decision, the Supreme Court of Argentina held that the enforcement of a foreign judgment granted to a holder of Untendered Debt (as defined below) for payment of all amount due thereunder did not satisfy one of the requirements set forth in the Code of Civil and Commercial Procedure of the Republic (i.e., that a foreign judgment cannot contravene Argentine law principles of public policy). This ruling was based on the fact that enforcement as requested by the plaintiff would imply that such plaintiff, through an individual action filed before a foreign court, could circumvent the public debt restructuring process set forth by the Government through emergency legislation enacted in accordance with the Argentine Constitution after the debt securities subject to the foreign judgment were issued. In addition, the Supreme Court of Argentina held that such norms were part of Argentine public policy and, therefore, that the enforcement of a foreign judgment, as the one sought by the plaintiff, could not be granted as it would be clearly contrary to such legislation.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about the Republic’s beliefs and expectations. These statements are based on the Republic’s current plans, estimates and projections. Therefore, undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. The Republic undertakes no obligation to update any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The information contained in this prospectus identifies important factors that could cause such differences. Such factors include, but are not limited to:

•	adverse domestic factors, such as:

•	increases in inflation;

•	increases in domestic interest rates; and

•	exchange rate volatility, any of which could lead to lower economic growth or a decrease in Argentina’s international reserves;

•	adverse external factors, such as:

•	declines in foreign investment, which could deprive the Argentine economy of capital needed for economic growth;

•	changes in international prices (including commodity prices) and high international interest rates, either of which could increase Argentina’s current account deficit and budgetary expenditures; and

•	recession or low economic growth in Argentina’s trading partners, which could decrease exports from Argentina and the country’s international competitiveness, induce a contraction of the Argentine economy and, indirectly, reduce tax revenues and other public sector revenues and adversely affect the country’s fiscal accounts;

•	other adverse factors, such as:

•	climatic events; and

•	international or domestic hostilities and political uncertainty, including the effects of the mid-term legislative elections to be held in October 2017;

•	adverse outcomes in ongoing litigation and arbitration proceedings in several jurisdictions that may lead to new judgments and awards against Argentina, which could have a material adverse effect on Argentina’s economy and financial resources. See “Public Sector Debt—Legal Proceedings.”

SUMMARY OF THE OFFERS

The following summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all of the information that you should consider before deciding to tender your Bonds for New Bonds. The Republic encourages you to read this prospectus in its entirety.

The Offers

On April 22, 2016, the Republic issued U.S.$2,750,000,000 of 2019 Bonds, U.S.$4,500,000,000 of 2021 Bonds, U.S.$6,500,000,000 of 2026 Bonds, U.S.$2,750,000,000 of 2046 Bonds; on July 6, 2016, the Republic issued U.S.$1,000,000,000 of 2028 Bonds and U.S.$1,750,000,000 of 2036 Bonds; and on January 26, 2017, the Republic issued U.S.$3,250,000,000 of 2022 Bonds and U.S.$3,750,000,000 of 2027 Bonds, in transactions not subject to the registration requirements of the Securities Act and applicable state securities laws.

The offers relate to the exchange of up to (i) U.S.$2,750,000,000 of the Republic’s registered New 2019 Bonds for an equal aggregate principal amount of 2019 Bonds; (ii) U.S.$4,500,000,000 of the Republic’s registered New 2021 Bonds for an equal aggregate principal amount of 2021 Bonds; (iii) U.S.$6,500,000,000 of the Republic’s registered New 2026 Bonds for an equal aggregate principal amount of 2026 Bonds; (iv) U.S.$2,750,000,000 of the Republic’s registered New 2046 Bonds for an equal aggregate principal amount of 2046 Bonds; (v) U.S.$1,000,000,000 of the Republic’s registered New 2028 Bonds for an equal aggregate principal amount of 2028 Bonds; (vi) U.S.$1,750,000,000 of the Republic’s registered New 2036 Bonds for an equal aggregate principal amount of 2036 Bonds; (vii) U.S.$3,250,000,000 of the Republic’s registered New 2022 Bonds for an equal aggregate principal amount of 2022 Bonds; and (viii) U.S.$3,750,000,000 of the Republic’s registered New 2027 Bonds for an equal aggregate principal amount of 2027 Bonds.

The New Bonds will be the Republic’s obligation and are entitled to the benefits of the Indenture described in “Description of the New Bonds.”

The form and terms of the New 2019 Bonds, New 2021 Bonds, New 2026 Bonds and New 2046 Bonds, are the same as the form and terms of the 2019 Bonds, 2021 Bonds, 2026 Bonds and 2046 Bonds, respectively, except that the New 2019 Bonds, New 2021 Bonds, New 2026 Bonds and New 2046 Bonds, because they have been registered under the Securities Act, are not subject to transfer restrictions and will, therefore, not bear legends restricting their transfer.

The form and terms of the New 2028 Bonds and New 2036 Bonds are the same as the form and terms of the 2028 Bonds and 2036 Bonds, respectively, except that the New 2028 Bonds and New 2036 Bonds, because they have been registered under the Securities Act, are not subject to transfer restrictions and will, therefore, not bear legends restricting their transfer.

The form and terms of the New 2022 Bonds and New 2027 Bonds are the same as the form and terms of the 2022 Bonds and 2027 Bonds, respectively, except that the New 2022 Bonds and New 2027 Bonds, because they have been registered under the Securities Act, are not subject to transfer restrictions and will, therefore, not bear legends restricting their transfer.

Holders of April Bonds and July Bonds may tender their bonds only in a principal amount of U.S.$150,000 and integral multiples of U.S.$1,000 in excess thereof. Holders of January Bonds may tender their bonds only in a principal amount of U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof.

In addition, after completion of the offers, none of the New Bonds will be entitled to the contingent increases in the interest rate provided by the Registration Rights Agreements. See “The Offers.”

CUSIP Nos. of Bonds	ISIN Nos. of Bonds	Bonds	Corresponding New Bonds which have been registered under the Securities Act	CUSIP Nos. of New Bonds	ISIN Nos. of New Bonds
Rule 144A 040114 GZ7 Regulation S P04808 AG9	Rule 144A US040114GZ77 Regulation S USP04808AG92	U.S.$2,750,000,000 6.250% Bonds Due 2019	Up to U.S.$2,750,000,000 6.250% Bonds Due 2019	040114 HB9	US040114HB90
Rule 144A 040114 GQ7 Regulation S P04808 AA2	Rule 144A US040114GQ78 Regulation S USP04808AA23	U.S.$4,500,000,000 6.875% Bonds Due 2021	Up to U.S.$4,500,000,000 6.875% Bonds Due 2021	040114 GW4	US040114GW47
Rule 144A 040114 GS3 Regulation S P04808 AC8	Rule 144A US040114GS35 Regulation S USP04808AC88	U.S.$6,500,000,000 7.500% Bonds Due 2026	Up to U.S.$6,500,000,000 7.500% Bonds Due 2026	040114 GX2	US040114GX20
Rule 144A 040114 GU8 Regulation S P04808 AE4	Rule 144A US040114GU80 Regulation S USP04808AE45	U.S.$2,750,000,000 7.625% Bonds Due 2046	Up to U.S.$2,750,000,000 7.625% Bonds Due 2046	040114 GY0	US040114GY03
Rule 144A 040114 HD5 Regulation S P04808 AJ3	Rule 144A US040114HD56 Regulation S USP04808AJ32	U.S.$1,000,000,000 6.625% Bonds Due 2028	Up to U.S.$1,000,000,000 6.625% Bonds Due 2028	040114 HF0	US040114HF05
Rule 144A 040114 HE3 Regulation S P04808 AK0	Rule 144A US040114HE30 Regulation S USP04808AK05	U.S.$1,750,000,000 7.125% Bonds Due 2036	Up to U.S.$1,750,000,000 7.125% Bonds Due 2036	040114 HG8	US040114HG87
Rule 144A 040114 HH6 Regulation S P04808 AL8	Rule 144A US040114HH60 Regulation S USP04808AL87	U.S.$ 3,250,000,000 5.625% Bonds Due 2022	Up to U.S.$ 3,250,000,000 5.625% Bonds Due 2022	040114 HK9	US040114HK99
Rule 144A 040114 HJ2 Regulation S P04808 AM6	Rule 144A US040114HJ27 Regulation S USP04808AM60	U.S.$ 3,750,000,000 6.875% Bonds Due 2027	Up to U.S.$ 3,750,000,000 6.875% Bonds Due 2027	040114 HL7	US040114HL72

Resale of the New Bonds

Based on an interpretation by the SEC’s staff set forth in interpretive letters issued to third parties unrelated to the Republic, the Republic believes that the New Bonds issued in the offers may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	you are acquiring the New Bonds in the ordinary course of your business;

•	you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of the New Bonds; and

•	you are not an “affiliate” of the Republic.

If any of the foregoing is not true and you transfer any New Bond without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from the registration requirements of the

Securities Act, you may incur liability under the Securities Act. The Republic does not assume or indemnify you against this liability.

If you are a broker-dealer and receive New Bonds for your own account in exchange for Bonds that you acquired as a result of market making or other trading activities, you must acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the New Bonds. A broker-dealer may use this prospectus for an offer to resell, resale or other transfer of the New Bonds.

Expiration Date

The offers will expire at 5:00 p.m., New York City time, on     , 2017, unless the Republic decides to extend the expiration date, in which case the term “expiration date” means the latest date and time to which the Republic extends the offers.

The Republic will accept for exchange any and all Bonds that you properly tender in the offers before 5:00 p.m., New York City time, on the expiration date. If the Republic decides for any reason not to accept any Bonds you have tendered for exchange, those Bonds will be returned to you without cost promptly after the expiration date.

Interest on the New Bonds

•	Interest on the New 2019 Bonds will be payable semiannually on April 22 and October 22 of each year at the rate of 6.250% per annum. Interest on the New 2019 Bonds will accrue from the last interest payment date on which interest was paid on the 2019 Bonds.

•	Interest on the New 2021 Bonds will be payable semiannually on April 22 and October 22 of each year at the rate of 6.875% per annum. Interest on the New 2021 Bonds will accrue from the last interest payment date on which interest was paid on the 2021 Bonds.

•	Interest on the New 2026 Bonds will be payable semiannually on April 22 and October 22 of each year at the rate of 7.500% per annum. Interest on the New 2026 Bonds will accrue from the last interest payment date on which interest was paid on the 2026 Bonds.

•	Interest on the New 2046 Bonds will be payable semiannually on April 22 and October 22 of each year at the rate of 7.625% per annum. Interest on the New 2046 Bonds will accrue from the last interest payment date on which interest was paid on the 2046 Bonds.

•	Interest on the New 2028 Bonds will be payable semiannually on January 6 and July 6 of each year at the rate of 6.625% per annum. Interest on the New 2028 Bonds will accrue from the last interest payment date on which interest was paid on the 2028 Bonds.

•	Interest on the New 2036 Bonds will be payable semiannually on January 6 and July 6 of each year at the rate of 7.125% per annum. Interest on the New 2036 Bonds will accrue from the last interest payment date on which interest was paid on the 2036 Bonds.

•	Interest on the New 2022 Bonds will be payable semiannually on January 26 and July 26 of each year at the rate of 5.625% per annum. Interest on the New 2022 Bonds will accrue from the last interest payment date on which interest was paid on the 2022 Bonds.

•	Interest on the New 2027 Bonds will be payable semiannually on January 26 and July 26 of each year at the rate of 6.875% per annum. Interest on the New 2027 Bonds will accrue from the last interest payment date on which interest was paid on the 2027 Bonds.

Termination of the Offers

The Republic may terminate the offers and refuse to accept any Bonds for exchange if the Republic determines that its ability to proceed with the offers could be materially impaired due to:

•	any injunction, order or decree by any court or governmental agency, including a stop order by the Securities and Exchange Commission, or SEC, with respect to the registration statement, or any new law, statute, rule or regulation;

•	any interpretation of the staff of the SEC of any existing law, statute, rule or regulation; or

•	the failure to obtain any necessary approvals of governmental agencies or holders of the Bonds.

Holders of Bonds will have certain rights against the Republic under the Registration Rights Agreements if it fails to complete the offers.

Procedures for Tendering Bonds

If you wish to accept the offer, you must deliver electronically your acceptance together with your Bonds through DTC’s Automated Tender Offer Program (ATOP) system.

If you are not a direct participant in DTC, you must, in accordance with the rules of the DTC participant who holds your securities, arrange for a direct participant in DTC to submit your acceptance to DTC electronically.

By accepting the offer and tendering your Bonds, you will represent to the Republic and to the agent, to the extent applicable, and acknowledge, as applicable, that, among other things:

•	you have received the prospectus;

•	you have appointed the agent as your agent for the limited purposes of (i) receiving and holding, solely for your benefit and on your behalf, the tendered Bonds; (ii) receiving the relevant New Bonds and delivering them to you in exchange for your Bonds accepted by the Republic for exchange and cancellation; and (iii) holding the relevant New Bonds for your exclusive benefit and the Republic shall have no interest whatsoever, including any reversionary interest, in such New Bonds;

•	by tendering your Bonds, you are instructing the agent to cause the trustee to simultaneously cancel the surrendered Bonds, upon the Republic’s acceptance of your tender;

•	the New Bonds you acquire in the offers are being acquired in the ordinary course of business or, if another person will receive the New Bonds, in the ordinary course of that person’s business;

•	neither you nor any other person who will receive the New Bonds has or intends to have an arrangement or understanding with any person to participate in the distribution of the New Bonds;

•	neither you nor any other person who will receive the New Bonds is an “affiliate,” as defined in Rule 405 of the Securities Act, of the Republic, or if you or the person who will receive the New Bonds is an affiliate under this definition, that you or that person will comply with the applicable registration and prospectus delivery requirements of the Securities Act; and

•	if you are a broker-dealer, that you acquired the Bonds as a result of market making activities or other trading activities.

See “The Offers—Holders’ Deemed Representations, Warranties and Undertakings.”

The Registration Rights Agreements requires us to file a registration statement for an offering to be made on a continuous basis by the terms of Rule 415 under the Securities Act in respect of the Bonds of any holder that is not eligible to participate in the offers or does not receive freely tradable New Bonds in the offers and requests to have its Bonds registered under the Securities Act.

Withdrawal Rights

You may withdraw the tender of your Bonds at any time prior to 5:00 p.m., New York City time, on the expiration date. To withdraw, you must send a written notice of withdrawal to the agent through the electronic submission of a message in accordance with the procedures of DTC’s ATOP system by 5:00 p.m., New York City time, on the expiration date.

Tendered Bonds

Pending cancellation of the Bonds that have been transferred to the agent’s account at the book-entry transfer facility system maintained by DTC, the Bonds will be held for your exclusive benefit and the Republic shall have no interest whatsoever in such Bonds.

Acceptance of Bonds and Delivery of New Bonds

If all of the conditions to the offers are satisfied or waived, we will accept any and all Bonds that are properly tendered in the offers on or prior to 5:00 p.m., New York City time, on the expiration date. We will deliver the New Bonds promptly after the expiration date.

Tax Considerations

The Republic believes that the exchange of your Bonds will not be a taxable exchange for U.S. federal income tax purposes. You should consult your tax adviser about tax consequences of the offers as they apply to your individual circumstances. See “Taxation—United States Federal Taxation.”

Agent

The Bank of New York Mellon is serving as agent in connection with the offers.

Consequences of Failure to Participate in the Offers

If you do not tender your Bonds, they will, following the completion of the offers, continue to be subject to the existing restrictions upon their transfer. The Republic will have no further obligation to provide for the registration under the Securities Act of these Bonds nor any other obligation under the Registration Rights Agreements. The liquidity of the market for your Bonds could be adversely affected when the Republic completes the offers if you do not participate in the offers.

Use of Proceeds

The Republic will not receive any cash proceeds from the issuance of the New Bonds under the offers. See “Use of Proceeds.”

Fees and Expenses

The Republic will bear certain expenses incidental to consummating the offers and complying with the Registration Rights Agreements. It will not pay any broker-dealer commissions or concessions.

THE NEW BONDS

The following is a brief summary of some of the terms of these Offers. It is not complete and may not contain all the information that you should consider before tendering your Bonds in exchange for New Bonds. For a more complete description of the terms of the New Bonds, see “Description of the New Bonds” in this prospectus.

Issuer	The Republic of Argentina.

Terms of the New Bonds	The terms of the New Bonds are identical to the terms of the Bonds, except for the transfer restrictions and registration rights relating to the Bonds.

New Bonds

New 2019 Bonds	Up to U.S.$2,750,000,000 aggregate principal amount of 6.250% Bonds due 2019.

New 2021 Bonds	Up to U.S.$4,500,000,000 aggregate principal amount of 6.875% Bonds due 2021.

New 2026 Bonds	Up to U.S.$6,500,000,000 aggregate principal amount of 7.500% Bonds due 2026.

New 2046 Bonds	Up to U.S.$2,750,000,000 aggregate principal amount of 7.625% Bonds due 2046.

New 2028 Bonds	Up to U.S.$1,000,000,000 aggregate principal amount of 6.625% Bonds due 2028.

New 2036 Bonds	Up to U.S.$1,750,000,000 aggregate principal amount of 7.125% Bonds due 2036.

New 2022 Bonds	Up to U.S.$3,250,000,000 aggregate principal amount of 5.625% Bonds due 2022.

New 2027 Bonds	Up to U.S.$3,750,000,000 aggregate principal amount of 6.875% Bonds due 2027.

Maturity

New 2019 Bonds	April 22, 2019

New 2021 Bonds	April 22, 2021

New 2026 Bonds	April 22, 2026

New 2046 Bonds	April 22, 2046

New 2028 Bonds	July 6, 2028

New 2036 Bonds	July 6, 2036

New 2022 Bonds	January 26, 2022

New 2027 Bonds	January 26, 2027

Interest

New 2019 Bonds	Interest on the New 2019 Bonds will accrue at a rate of 6.250% per annum, from the most recent payment date on which interest on the 2019 Bonds has been paid; be payable semi-annually in arrears on April 22 and October 22 of each year, beginning April 22, 2017, to persons in whose names the New 2019 Bonds are registered at the close of business on April 7 and October 7 of each year, respectively; and be computed on the basis of a 360-day year comprised of twelve 30-day months, and in the case of an incomplete month, the number of days elapsed.

New 2021 Bonds	Interest on the New 2021 Bonds will accrue at a rate of 6.875% per annum, from the most recent payment date on which interest on the 2021 Bonds has been paid; be payable semi-annually in arrears on April 22 and October 22 of each year, beginning April 22, 2017, to persons in whose names the New 2021 Bonds are registered at the close of business on April 7 and October 7 of each year, respectively; and be computed on the basis of a 360-day year comprised of twelve 30-day months, and in the case of an incomplete month, the number of days elapsed.

New 2026 Bonds	Interest on the New 2026 Bonds will accrue at a rate of 7.500% per annum, from the most recent payment date on which interest on the 2026 Bonds has been paid; be payable semi-annually in arrears on April 22 and October 22 of each year, beginning April 22, 2017, to persons in whose names the New 2026 Bonds are registered at the close of business on April 7 and October 7 of each year, respectively; and be computed on the basis of a 360-day year comprised of twelve 30-day months, and in the case of an incomplete month, the number of days elapsed.

New 2046 Bonds	Interest on the New 2046 Bonds will accrue at a rate of 7.625% per annum, from the most recent payment date on which interest on the 2046 Bonds has been paid; be payable semi-annually in arrears on April 22 and October 22 of each year, beginning April 22, 2017, to persons in whose names the New 2046 Bonds are registered at the close of business on April 7 and October 7 of each year, respectively; and be computed on the basis of a 360-day year comprised of twelve 30-day months, and in the case of an incomplete month, the number of days elapsed.

New 2028 Bonds	Interest on the New 2028 Bonds will accrue at a rate of 6.625% per annum, from the most recent payment date on which interest on the 2028 Bonds has been paid; be payable semi-annually in arrears on January 6 and July 6 of each year, beginning July 6, 2017, to persons in whose names the New 2028 Bonds are registered at the close of business on January 5 and July 5 of each year, respectively; and be computed on the basis of a 360-day year comprised of twelve 30-day months, and in the case of an incomplete month, the number of days elapsed.

New 2036 Bonds	Interest on the New 2036 Bonds will accrue at a rate of 7.125% per annum, from the most recent payment date on which interest on the 2036 Bonds has been paid; be payable semi-annually in arrears on January 6 and July 6 of each year, beginning July 6, 2017, to persons in whose names the New 2036 Bonds are registered at the close of business on January 5 and July 5 of each year, respectively; and be computed on the basis of a 360-day year comprised of twelve 30-day months, and in the case of an incomplete month, the number of days elapsed.

New 2022 Bonds	Interest on the New 2022 Bonds will accrue at a rate of 5.625% per annum, from January 26, 2017 (or from the most recent payment date on which interest has been paid); be payable semi-annually in arrears on January 26 and July 26 of each year, beginning on July 26, 2017, to persons in whose names the New 2022 Bonds are registered at the close of business on January 25 and July 25 of each year, respectively; and be computed on the basis of a 360-day year comprised of twelve 30-day months, and in the case of an incomplete month, the number of days elapsed.

New 2027 Bonds	Interest on the New 2027 Bonds will accrue at a rate of 6.875% per annum, from January 26, 2017 (or from the most recent payment date on which interest has been paid); be payable semi-annually in arrears on January 26 and July 26 of each year, beginning on July 26, 2017, to persons in whose names the New 2027 Bonds are registered at the close of business on January 25 and July 25 of each year, respectively; and be computed on the basis of a 360-day year comprised of twelve 30-day months, and in the case of an incomplete month, the number of days elapsed.

Status	The New Bonds will constitute direct, general, unconditional and unsubordinated obligations of the Republic for which the full faith and credit of the Republic is pledged. The New Bonds rank and will rank without any preference among themselves and equally with all other unsubordinated public external indebtedness (as defined below) of the Republic. It is understood that this provision will not be construed so as to require the Republic to make payments under any series of the New Bonds ratably with payments being made under any other public external indebtedness. See “Description of the New Bonds—Status.”

Additional Amounts	The Republic will make all principal, premium (if any) and interest payments on the New Bonds without deducting or withholding on account of any present or future taxes, duties, assessments or other governmental charges withheld or assessed by the Republic or any political subdivision or authority thereof or therein having power to tax, unless the deduction or withholding is required by law. If the Republic is required to make any deduction or withholding, it will pay the holders, subject to specified exceptions, the additional amounts required to ensure that the net amount they receive after such withholding or deduction shall equal the amount they would have received without this withholding or deduction. See “Description of the New Bonds—Additional Amounts.”

Further Issues	The Republic may, from time to time, without the consent of holders, create and issue additional debt securities having the same terms and conditions as any series of the New Bonds in all respects, except for issue date, issue price, original interest accrual date and the first interest payment on the debt securities; provided, however, that any additional debt securities subsequently issued shall be issued, for U.S. federal income tax purposes, either (a) as part of the “same issue” as such New Bonds or (b) in a “qualified reopening” of such New Bonds, unless such additional debt securities have a separate CUSIP, ISIN or other identifying number from such New Bonds. Such additional debt securities will be consolidated with and will form a single series with such New Bonds.

Settlement; Form	The New Bonds to be delivered to investors will be issued in global form and registered in the name of the clearing system or its nominee or custodian. Clearing systems include DTC in the United States and Euroclear and Clearstream, Luxembourg in Europe. See “Description of the New Bonds.”

Prescription	Claims against the Republic for the payment of principal and interest, premium, if any, or other amounts due on the New Bonds will be prescribed unless made within five years, with respect to principal, and two years, with respect to interest, premium, if any, or other amounts due on the New Bonds, in each case from the date on which such payment first became due, or a shorter period if provided by law.

Governing Law	The New Bonds will be, and the Indenture is, governed by and construed in accordance with the laws of the State of New York, except with respect to the authorization and execution of the New Bonds and the Indenture by and on behalf of Argentina, which shall be governed by the laws of Argentina.

Listing	Application is expected to be made to list the New Bonds on the MERVAL and to have them admitted for trading on the Argentine MAE.

Luxembourg Agent	The Bank of New York Mellon (Luxembourg) S.A.

CUSIP/ISIN	The New Bonds offered hereby will have the relevant trading information set forth in the following table.

New Bonds	CUSIP Nos. of New Bonds	ISIN Nos. of New Bonds
Up to U.S.$2,750,000,000 6.250% Bonds Due 2019	040114 HB9	US040114HB90
Up to U.S.$4,500,000,000 6.875% Bonds Due 2021	040114 GW4	US040114GW47
Up to U.S.$6,500,000,000 7.500% Bonds Due 2026	040114 GX2	US040114GX20
Up to U.S.$2,750,000,000 7.625% Bonds Due 2046	040114 GY0	US040114GY03
Up to U.S.$1,000,000,000 6.625% Bonds Due 2028	040114 HF0	US040114HF05
Up to U.S.$1,750,000,000 7.125% Bonds Due 2036	040114 HG8	US040114HG87
Up to U.S.$ 3,250,000,000 5.625% Bonds Due 2022	040114 HK9	US040114HK99
Up to U.S.$ 3,750,000,000 6.875% Bonds Due 2027	040114 HL7	US040114HL72

USE OF PROCEEDS

The Republic will not receive any cash proceeds from the issuance of the New Bonds offered in the offers. In consideration for issuing the New Bonds as contemplated in this prospectus, the Republic will receive in exchange Bonds in an equal principal amount. The Bonds surrendered in exchange for the New Bonds will be retired and cancelled and cannot be reissued. Accordingly, the issuance of the New Bonds will not result in any change in the Republic’s indebtedness.

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Argentina corresponding to the headings below that are contained in this prospectus. This information is not necessarily indicative of the Argentine economy or fiscal results for the full year or any other period. You should read the following discussion of recent developments together with the more detailed information appearing elsewhere in this prospectus.

THE REPUBLIC OF ARGENTINA

Government

Judicial System

Following the retirement of two justices, President Macri nominated Mr. Horacio Daniel Rosatti and Mr. Carlos Fernando Rosenkrantz to the Supreme Court. Both nominees were confirmed by the Senate in June 2016. The Supreme Court has five confirmed sitting justices.

Ministry of the Treasury and Ministry of Finance

In December 2016, Mr. Alfonso Prat Gay, who had been appointed as Minister of the Treasury and Public Finance when President Macri took office, resigned from his position effective as of December 31, 2016. Following his resignation, the Macri administration decided to divide the former Ministry of the Treasury and Public Finance into two ministries, appointing Mr. Nicolas Dujovne as Minister of the Treasury (Ministro de Hacienda) and Mr. Luis Caputo as Minister of Finance.(Ministro de Finanzas).

Foreign Affairs and International Organizations

On March 11, 2016, the United Nations Commission on the Limits of the Continental Shelf (the “CLCS”) unanimously approved a recommendation that expanded Argentina’s maritime territory in the South Atlantic Ocean (the “CLCS Recommendation”). The surface area within the designated limits covers approximately 0.7 million square miles—the equivalent of nearly 35% of Argentina’s territory.

Under the 1982 United Nations Convention on the Law of the Sea, CLCS recommendations to coastal states on matters related to the establishment of the outer limits of their continental shelf are not binding, but the limits of the continental shelf established by a coastal state based on such recommendations are final and binding.

The CLCS Recommendation has not been contested by any other country or territory. Argentina’s submission to the CLCS regarding the outer limit of its continental shelf comprised the continental, insular and Antarctic territory. The CLCS, however, postponed the analysis of any areas that are the subject of controversy with the United Kingdom as well as any portion of Argentina’s continental shelf that overlaps with territories that fall within the scope of the Antarctic Treaty dated December 1, 1959 (as amended), to which Argentina is a party. Consequently, the recommendation does not cover such areas.

The CLCS Recommendation and Argentina’s affirmation of rights over the extended continental shelf are expected to have a beneficial economic impact insofar as, according to Article 77 of the United Nations Convention on the Law of the Sea, the coastal state has sovereign rights over the continental shelf with respect to exploration and exploitation of natural resources.

On October 11 2016, Argentina and Chile’s double taxation treaty entered into force, after Argentina notified Chile that its internal requirements had been satisfied.

On November 9, 2016, the IMF concluded the Article IV Consultation with Argentina. Under Article IV of the IMF’s Articles of Agreement, the IMF holds bilateral discussions with members, usually every year. IMF staff visit the country, collect economic and financial information, and discuss the country’s economic developments and policies with officials. The IMF staff then prepare a report, which forms the basis for discussion by the Executive Board. The most recent Article IV Consultation with Argentina took place in July 2006. The report is publicly available on the IMF’s website at http://www.imf.org/external/pubs/cat/longres.aspx?sk=44386. The contents of this website are not intended to be incorporated by reference into this prospectus.

On November 16, 2016, Argentina and Switzerland signed a declaration agreeing to the automatic exchange of tax-related information and a memorandum of understanding regarding the existing double taxation treaty between both countries in relation to certain taxes, such as income taxes and wealth taxes, which includes mechanisms to avoid abuses of the system through tax evasion.

In December 2016, Argentina and the United States signed a tax information agreement that seeks to combat tax evasion and promote transparency.

As of the date of this prospectus, Argentina is working towards negotiating free trade agreements with the European Union and the United States (the free trade agreements are being negotiated via the Latin American trade block MERCOSUR).

THE ARGENTINE ECONOMY

Macri Administration: 2015-Present

Presidential and congressional elections in Argentina took place on October 25, 2015, and a runoff election between the two leading presidential candidates was held on November 22, 2015, resulting in Mr. Mauricio Macri (from the Cambiemos coalition) being elected President of Argentina. The Macri administration assumed office on December 10, 2015.

Since assuming office, the Macri administration has announced and executed several significant economic and policy reforms, including:

•	Foreign exchange reforms. The Macri administration eliminated a substantially all of the foreign exchange restrictions, including certain currency controls, that were imposed by the Fernández de Kirchner administration. These reforms are expected to provide greater flexibility and easier access to the foreign exchange market (MULC). See “Exchange Rates and Exchange Controls—Exchange Controls” for a description of the principal measures adopted as of the date of this prospectus.

•	INDEC reforms. On January 8, 2016, based on its determination that the INDEC had failed to produce reliable statistical information, particularly with respect to CPI, GDP, poverty and foreign trade data, the Macri administration declared a state of administrative emergency for the national statistical system and the INDEC until December 31, 2016. As of the date of this prospectus, the INDEC has published certain revised data, including the CPI for May, June, July, August, September, October, November and December 2016, and January and February 2017, and foreign trade and balance of payment statistics. On June 29, 2016, the INDEC published the INDEC Report including revised GDP data for the years 2004 through 2015. On September 22, 2016, the INDEC resumed publication of its essential goods and services basket assessment. On November 9, 2016, the IMF Executive Board lifted its censure on the Republic, noting that the Republic had resumed the publication of data in a manner consistent with its obligations under the Articles of Agreement of the IMF. For more information, see “Presentation of Statistical and Other Information—Certain Methodologies.”

•	Access to Public Information Act. On September 14, 2016, Congress passed Law No. 27,275, which establishes the right to access certain information of, among others, the Government, the attorney general’s office, the Judiciary Council, Congress, the Central Bank, entities owned by the Argentine state, institutions or funds administered by the Government and business organizations or trusts that have received public funds.

•	Financial policy. Soon after taking office, the Macri administration sought to settle the outstanding claims with the holders of Untendered Debt, and the Minister of the Treasury designed a debt restructuring and cancellation program with the aim of reducing the amount of outstanding Untendered Debt. In February 2016, the Republic entered into agreements in principle to settle outstanding claims with certain holders of Untendered Debt and put forward a proposal to other holders of Untendered Debt, including those with pending claims in U.S. courts, subject to two conditions: obtaining approval by the Argentine Congress and lifting the pari passu injunctions. On March 2, 2016, the District Court agreed to vacate the pari passu injunctions, subject to two conditions: first, the repealing of all legislative obstacles to settlement with holders of Untendered Debt, and second, full payment to holders of pari passu injunctions with whom the Government had entered into agreements in principle on or before February 29, 2016, in accordance with the specific terms of such agreements. On April 13, 2016, the District Court’s order was affirmed by the Second Circuit Court of Appeals. On March 31, 2016, the Argentine Congress repealed the legislative obstacles to the settlement and approved the Settlement Proposal. Argentina closed the April 2016 Transaction on April 22, 2016 and applied U.S.$9.3 billion of the net proceeds to satisfy settlement payments on agreements of holders of approximately U.S.$4.2 billion principal amount of Untendered Debt. Upon confirmation that the conditions set forth in its March 2, 2016 order had been satisfied, the District Court ordered the vacatur of all pari passu injunctions.

Since April 2016, Argentina has continued settling claims with holders of Untendered Debt consistent with the terms of its February 2016 settlement proposal. As of December 31, 2016, the outstanding principal amount of Untendered Debt that was not subject to a settlement agreement totaled approximately U.S.$.1.51 billion.

On December 22, 2016, in a case involving certain creditors that had not responded to the February 2016 settlement proposal and alleged a continued violation of the pari passu clause, the District Court found that no continued pari passu violation existed although the plaintiffs’ bonds remained unpaid while Argentina was paying its consenting creditors as well as the newly issued bonds. In its ruling, the District Court also found that under New York law claims relating to Untendered Debt governed by New York law become time-barred after six years.

•	Foreign Currency-Denominated Bonds. Since the April 2016 Transaction, Argentina has issued foreign currency-denominated bonds in aggregate amounts of U.S.$9.75 billion and €2.5 billion under foreign law and reopened securities issued under local law for a total of U.S.$1.9 billion. In addition, Argentina accessed the domestic US-dollar market by issuing Treasury bonds (LETES), of which U.S.$9.7 billion were outstanding as of February 20, 2017.

•	Foreign trade reforms. The Kirchner and Fernández de Kirchner administrations imposed export duties and other restrictions on several sectors, particularly the agricultural sector. The Macri administration eliminated export duties on wheat, corn, beef, mining, oil and regional products, and reduced the duty on soybean exports by 5%, from 35% to 30%. A 5% export duty on most industrial exports was also eliminated. On February 17, 2017, Macri administrarion eliminated import duties on computers, computers parts and complements (such as printers and digitizers) from 35% to 0%. With respect to payments for imports of goods and services to be performed abroad, the Macri administration eliminated the restrictions on access to the MULC. In addition, importers were offered short-term debt securities issued by the Republic to be used to repay outstanding commercial debt for the import of goods.

•	Fiscal policy. The Macri administration took steps to anchor the fiscal accounts, to reduce the primary fiscal deficit, and pursued a primary fiscal deficit target of 4.8% of GDP in 2016 through the elimination of subsidies, the reorganization of certain expenditures and the generation of increased revenue through the Tax Amnesty. The Macri administration’s ultimate aim is to achieve a balanced primary budget by 2019.

•	Correction of monetary imbalances. The Macri administration announced the adoption of an inflation targeting regime in parallel with the floating exchange rate regime and set inflation targets for the next four years, including a band of 20-25% for 2016. The Central Bank has increased sterilization efforts to reduce excess monetary imbalances and raised peso interest rates to offset inflationary pressure. Inflation from December 2015 to December 2016, as measured by City of Buenos Aires, stood at 41.0%. Inflation from May to December 2016, as measured by INDEC, stood at 16.9%. In January 2017, the Central Bank used the 7-day repo reference rate as the anchor of its inflation targeting regime. Short term notes issued by the Central Bank ( LEBACs) would be used to manage liquidity.

•	National electricity state of emergency and reforms. Following years of very limited investment in the energy sector, as well as the continued freeze on electricity and natural gas tariffs since the 2001-2002 economic crisis, Argentina began to experience energy shortages in 2011. In response to the growing energy crisis, the Macri administration declared a state of emergency with respect to the national electricity system, which will remain in effect until December 31, 2017. The state of emergency allows the Government to take actions designed to ensure the supply of electricity to the country, such as instructing the Ministry of Energy and Mining to design and implement, with the cooperation of all federal public entities, a coordinated program to guarantee the quality and security of the electricity system. In addition, through Resolution No. 6/2016 of the Ministry of Energy and Mining and Resolution No. 1/2016 of the Ente Nacional Regulador de la Electricidad (National Electricity Regulatory Agency), the Macri administration announced the elimination of a portion of energy subsidies currently in effect and a substantial increase in electricity rates. As a result, average electricity prices have already increased and could increase further. By correcting tariffs, modifying the regulatory framework and reducing the Government’s role as an active market participant, the Macri administration sought to correct distortions in the energy sector and stimulate investment. However, certain of the Government’s initiatives were challenged in the Argentine courts and resulted in judicial injunctions or rulings limiting the Government’s initiatives.

During 2016, lower court injunctions suspended in certain provinces and cities end-user electricity tariff increases implemented as of February 1, 2016, and instructed the Ministry of Energy and Mining and the National Electricity Regulating Agency (the Ente Nacional Regulador de la Electricidad or “ENRE”) to conduct a non-binding public hearing prior to sanctioning any such increases. On October 28, 2016, a non-binding public hearing was conducted by the Ministry of Energy and Mining and ENRE to present tariff proposals submitted by distribution companies covering the greater Buenos Aires area (approximately 15 million inhabitants) for the 2017-2021 period in the framework of the Integral Tariff Review (as defined below). On December 14, 2016, eight non-binding public hearings (in Buenos Aires, Mendoza, Neuquén, Mar del Plata, Formosa, Santiago del Estero and Puerto Madryn) were conducted by the Ministry of Energy and Mining and ENRE to present tariff proposals for electricity transmission at the national and regional level and the seasonal reference prices of capacity and energy in the wholesale electricity market, as well as a proposal to reduce subsidies for the 2017-2021 period. The determination of the final tariffs and reference prices is pending.

•	Tariff increases. With the aim of encouraging companies to invest and improve the services they offer and enabling the Government to assist those in need, the Macri administration has begun updating the tariffs for electricity, transportation, gas and water services (the “Integral Tariff Review”). Each of the announced tariff increases contemplates a tarifa social (social tariff), which is designed to provide support to vulnerable groups, including beneficiaries of social programs, retirees and pensioners that receive up to two minimum pensions, workers that receive up to two minimum salaries, individuals with disabilities, individuals registered in the Monotributo Social program, domestic workers and individuals receiving unemployment insurance. Subsequent modifications to these announced tariff increases were made, including a 20% discount on the regular distribution price for 400 designated energy-intensive companies that purchase electricity directly from distributors.

On August 18, 2016, the Supreme Court of Argentina in “Centro de Estudios para la Promoción de la Igualdad y la Solidaridad v/ Ministry of Energy and Mining,” affirmed lower court injunctions suspending end-user natural gas tariff increases sanctioned as of April 1, 2016, and instructed the Ministry of Energy and Mining and ENARGAS to conduct a non-binding public hearing prior to sanctioning any such increases. On September 16, 2016, a non-binding public hearing was conducted by the Ministry of Energy and Mining and ENARGAS to submit (i) transitional tariffs for transportation and distribution of natural gas at the national level in the framework of the Integral Tariff Review for the period 2017-2021, (ii) a new set of gas prices at the Point of Entry to the Transportation System (PIST) and (iii) a proposal to reduce subsidies for the period 2016-2022. Between October 2 and 7, 2016, public hearings were also conducted at the national level with regard to tariff proposals for gas transportation and distribution throughout the country for the period 2017-2021 in the framework of the Integral Tariff Review.

On October 6 and 7, 2016, after conducting non-binding public hearings, the Ministry of Energy and Mining and ENARGAS published a new end-user gas tariff scheme. The scheme establishes a two tariff schedule for private residences, establishing lower tariffs for units that decreased consumption compared to the same period in the previous year by at least 15%.

On October 11, 2016, the Ministry of Energy and Mining (a) expanded the amount of eligible beneficiaries of social tariffs to include retirees and pensioners that receive pensions equal to up to two minimum salaries, certain war veterans and medically dependent customers, and (b) decreed that institutions that perform activities of public interest would be entitled to residential rates.

The year-on-year increase in the price of energy in the wholesale electricity market for end-users, which excludes transportation and distribution costs and accounts for approximately 45% of the tariff to end-users in the City of Buenos Aires, totaled 233% (from Ps.96/MWh to Ps.320/MWh on average), while the increase in the price of natural gas for end-users was 68% (from Ps.37/MMBtu to Ps.62/MMBtu on average).

•	Retiree Programs. On June 29, 2016, Congress passed a bill approving the Historical Reparations Program for Retirees and Pensioners, which took effect upon its publication in the official gazette. The main aspects of this program, which is designed to conform government social security policies to Supreme Court rulings, include (i) payments to more than two million retirees and the retroactive compensation of more than 300,000 retirees and (ii) the creation of a pensión universal (universal pension) for the elderly, which guarantees an income for all individuals over 65 years of age who are otherwise ineligible for retirement. The Historical Reparations Program for Retirees and Pensioners will give retroactive compensation to retirees in an aggregate amount of more than Ps. 47.0 billion and involve expenses of up to Ps. 75.0 billion to cover all potential beneficiaries. The bill provides that assets held by the FGS, including equity interests, may be sold to finance this program.

•	Tax Amnesty Law. In July 2016, the Régimen de Sinceramiento Fiscal (the Tax Amnesty Law) was introduced to promote the voluntary declaration of assets by Argentine residents (the “Tax Amnesty Law”). The law allows Argentine tax residents holding undeclared funds or assets located in Argentina or abroad to (i) declare such property until March 31, 2017 without facing prosecution for tax evasion or being required to pay outstanding tax liabilities on the assets, provided they can provide evidence that the assets were held by certain specified cut-off dates, and (ii) keep the declared property outside Argentina and not repatriate such property to Argentina. In the case of cash that was not deposited in bank accounts by the specified cut-off dates, such amounts have to be disclosed by October 31, 2016 and deposited by November 21, 2016 in special accounts opened at Argentine financial entities. As of December 31, 2016, assets totaling approximately, Ps.106.8 billion had been declared.

Depending on the amount declared, how soon it is declared, the election to subscribe for certain investment securities and the payment method used, those who take advantage of the law will pay a special tax of between 0 and 15% on the total amount declared. Alternatively, they can invest an equivalent amount in government bonds or a fund that will finance, among other things, public infrastructure projects and small to medium-sized businesses in general. The special tax rate is set as follows: (i) undeclared assets below Ps. 305,000: 0%, (ii) undeclared assets between Ps. 305,000 and

Ps. 800,000: 5% on the value of the assets, (iii) undeclared assets (except property) in excess of Ps. 800,000, if declared before December 31, 2016: 10% and if declared after December 31, 2016 and until March 31, 2017: 15% on the value of assets. Taxpayers may elect to subscribe for certain investment securities and reduce the tax rates payable upon disclosure of previously undisclosed assets.

On October 31, 2016, the Ministry of the Treasury and Public Finances and the Argentine Revenue Service Agency (the Agencia Federal de Ingresos Públicos or “AFIP”) announced that through that date, which was the end of the first stage of the Tax Amnesty Law implementation, U.S.$4.6 billion cash holdings had been declared. In addition, the cut-off date for depositing declared cash amounts was extended through November 21, 2016.

On November 21, 2016, the Ministry of Finance and the AFIP announced that, through that date, which was the end of the second stage of the Tax Amnesty Law implementation, U.S.$7.2 billion in cash holdings had been declared. On December 27, 2016, the Ministry of Finance and the AFIP announced that, through that date, U.S.$ 97.8 billion in cash holdings, real estate and securities had been declared.

•	Social Measures. On April 16, 2016, President Macri announced a series of measures intended to alleviate the impact of adverse conditions of certain social sectors, including:

•	the eligibility of over half a million children of self-employed individuals to receive the same allowances as those provided to employed workers. In addition, temporary workers will receive allowances throughout the year, including for the months they are not employed;

•	the harmonization of Asignación Universal por Hijo (Universal Child Allowance) with local programs to permit eligibility for more than one program;

•	a bill, which was approved by Congress on June 8, 2016, to refund up to Ps. 300 per month in VAT paid on the purchase of certain staples (such as food, clothing and cleaning supplies) by retirees that receive minimum pensions and individuals receiving the Universal Child or pregnancy allowance; this limit will be adjusted based on the variation of the prices;

•	a one-time allowance of Ps. 500 for retirees receiving minimum pensions and individuals receiving the Universal Child Allowance; and

•	a 20% increase in amounts paid under the Plan Argentina Trabaja program (Argentine Jobs Program) and Ellas Hacen (Women Make) program and an increase in the limit on annual income, from Ps. 48,000 to Ps. 72,000, for those eligible for the Monotributo Social program.

In addition, on December 14, 2016, Congress approved Law No. 27,345, which among other measures, declared a social emergency until December 31, 2019.

•	Precios Cuidados and Precios Claros. The Government also announced modifications to the Precios Cuidados program, which was originally launched in January 2014 to establish price controls on a broad range of basic household and other products. The new program ran from September 6, 2016 to January 6, 2017, and was further extended until December 31, 2017, and includes fresh products such as fruits, vegetables and certain meats. The Precios Claros program was implemented to allow consumers to compare prices between hundreds of supermarket products. For more information, see “—Poverty and Income Distribution.”

•

Public Bid Process for New Renewable Energy Generation Units. On March 22, 2016, the Secretariat of Energy called for bids to install 1,000 MW of new renewable energy units (the “RenovAR Program”). This bid process is governed by Law No. 27,191 and Decree No. 531/16, which encouraged the increase of energy generation from renewable sources by providing, among other things, significant tax benefits. On September 5, 2016, bids for a total of 6,366 MW were presented under the first round of this renewable energy bidding process. Bids submitted under this first round included 49 distinct wind energy projects totaling 3,468 MW and 58 distinct solar energy projects totaling 2,834 MW. Bids were also submitted for 11 biomass-biogas projects totaling 53 MW and 5 small hydroelectric projects totaling 11 MW. On October 7, 2016, the winning bids for the first round of the RenovAR Program to incorporate 1,109 MW of electricity generated from renewable sources were announced. Twelve wind energy projects were awarded for 708 MW, four solar energy projects for 400 MW and one biomass-biogas project for 1 MW.

On October 31, 2016, the Ministry of Energy and Mining, by means of Resolution 252/2016, launched round 1.5 of the RenovAR Program as a continuation of round 1. This follow-up round allowed participants to resubmit their bids with a new price. The Ministry of Energy and Mining indicated that it would award new projects if, among other conditions, the price was below the U.S.$59.39 MWh threshold for wind projects (the weighted average price of projects awarded in round 1). On November 25, 2016, the Ministry finalized the auction process for the installation of new renewable energy units and, under Resolution 281/2016, granted awards in the amount of 1,281.5 MW, with an average price of U.S.$53.98 per MWh, including wind energy projects and 20 solar energy projects.

•	Strengthening of Regional Economies. On October 3, 2016, the Government announced a plan to strengthen regional economies. The plan is expected to include increased reimbursements for exports of regional products, policies to improve disease control operations performed by the Servicio Nacional de Sanidad y Calidad Agroalimentaria (SENASA) and the creation of a new fund to provide credit for agroindustrial investment.

•	Aviation Sector Development. On September 21, 2016, the Government announced its “Plan Integral” (Comprehensive Plan) construction program, which is intended to boost the development of the civil aviation sector and includes investments of more than Ps. 22.0 billion over the 2017-2020 period.

•	Border Pass. On October 28, 2016, President Macri announced the commencement of the preselection period for tenders for the construction of the Paso Agua Negra (Agua Negra Pass) tunnel, which will link the province of San Juan with the Coquimbo port in Chile to improve cargo transportation across Argentina and Chile. The construction cost is estimated at U.S.$ 1.5 billion.

•	Promotion of productive activity. In October 2016, through the issuance of regulations supplementing the Ley Pyme (SME Act), the following tax benefits for SMEs were introduced:

•	the notional minimum income tax for SMEs was eliminated;

•	SMEs can deduct taxes paid on financial transactions from income tax payments;

•	SMEs may defer monthly VAT payments for 90 days;

•	SMEs may deduct 10% of their investments from their income tax payments; and

•	SMEs will receive VAT returns from investments, in the form of a tax credit bond, to be used for tax paying purposes.

In December 2016, the European Investment Bank approved a €60 million line of credit to finance micro and small and medium-sized enterprises, prioritizing productive investments, the use of renewable energies and the development of foreign trade.

•	Private-Public Partnerships Law. On November 16, 2016, Congress approved the Private-Public Partnerships’ Law, which provides for a special regime for infrastructure projects by private investors in partnership with the public sector. Pursuant to this law, the Government and private investors may enter into different types of arrangements depending on the needs of the project, such as agreements, trusts or the creation of sociedades anónimas (corporations). On February 27, 2017, the Government issued Decree No. 118/2017, which regulates the Private-Public Partnerships’ Law.

•

Amendment to the Capital Markets Law. In November 2016, the Government submitted a bill to Congress with comprehensive amendments to the current Capital Markets Law No. 26,831, and other related laws. Furthermore, the bill provides for the amendment of certain tax provisions and regulations relating to derivatives, as well as for the promotion of a financial inclusion program. The main proposed amendments, which are generally intended to increase flexibility and legal certainty while mitigating systemic risk and avoiding conflict of interests, include:

•	Amendments affecting the power and function of the Comisión Nacional de Valores’s (the “CNV”), including the CNV’s power to appoint observers with veto powers and to remove a company’s board of directors without the prior intervention of a competent court;

•	the reestablishment of the jurisdiction of the commercial courts (as opposed to courts with jurisdiction over administrative matters) to hear appeals relating to resolutions and fines imposed by the CNV;

•	a modification of the criteria to determine, among other things, the price and launch of mandatory tender offers triggered by a change in control; and

•	amendments relating to the sanctions and other powers of the CNV and other amendments relating to the regulation of certain financial products and activities.

•	Climate change. The National Cabinet on Climate Change was created, which will establish policies and seek to generate public awareness.

•	Infrastructure. On January 10, 2017, the Macri administration announced a multi-sector agreement among the province of Neuquén, several oil companies and labor unions to develop the Vaca Muerta oil fields.

•	Increase in Minimum Income. In December 2016, Congress approved an increase in the minimum income threshold (on a net basis) by approximately 23%, from Ps. 25,000 to Ps. 30,670 for married workers with two children and from Ps. 18,880 to Ps. 23,185 for single workers. The minimum income threshold will be subject to automatic adjustment going forward, by reference to increases in the average wages paid to public sector employees. Congress also passed modifications to the income tax brackets to take into account the impact of inflation in recent years.

The fiscal, monetary and currency adjustments undertaken by the Macri administration may subdue growth in the short term, but seek to guide the economy toward a sustained path for growth in the medium-term. Immediately after the foreign exchange controls were lifted on December 16, 2015, the dismantling of the multiple exchange regime resulted in the official peso exchange rate (available only for certain types of transactions) adjusting in value by 40.1%, as the peso-U.S. dollar exchange rate reached Ps. 13.76 to U.S.$1.00 on December 17, 2015. The Central Bank has since allowed the peso to float with limited intervention intended to ensure the orderly operation of the foreign exchange market. On March 7, 2017, the exchange rate was Ps. 15.50 to U.S.$1.00.

GROSS DOMESTIC PRODUCT AND STRUCTURE OF THE ECONOMY

The following table sets forth the evolution of GDP and per capita GDP for the periods specified, at current prices.

Evolution of GDP and Per Capita GDP

(at current prices)

	Nine months ended September 30, 2015	Nine months ended September 30, 2016
GDP (in millions of pesos)(1)	Ps. 5,648,709	Ps. 7,783,369
GDP (in millions of U.S. dollars)(1)	U.S.$ 629,586	U.S.$ 534,570
Per capita GDP(1)	U.S.$ 14,636	U.S.$ 12,296
Peso / U.S. dollar exchange rate(2)	8.97	14.56

(1)	Annualized. As with all quarterly GDP figures released by INDEC, nominal GDP data for each quarter is annualized by multiplying such data by four (in this case of the GDP information for nine months ended September 30, 2015 and 2016, for each of the three quarters) and dividing the sum of such annualized information by the number of quarters involved in the calculation. This annualized figure is included for comparison purposes only and is not necessarily indicative of performance for the full fiscal year.
(2)	Average rate for the period specified.

Source: INDEC and Ministry of the Treasury.

The following tables set forth information on Argentina’s real GDP, by expenditure, for the periods specified, at constant 2004 prices.

Composition of Real GDP by Expenditure

(in millions of pesos, at constant 2004 prices)

	Nine months ended September 30, 2015		Nine months ended September 30, 2016
Consumption:
Public sector consumption	Ps.	94,596	Ps.	95,953
Private consumption		531,342		524,779

Total consumption		625,938		620,732
Gross investment		141,505		134,647
Exports of goods and services		140,276		143,262
Imports of goods and services		177,301		188,885

Net exports/(imports)		(37,024)		(45,623)
Inventory provision		(4,181)		(1,036)

Real GDP	Ps.	726,238	Ps.	708,721

Source: INDEC and Ministry of the Treasury.

Composition of Real GDP by Expenditure

(as % of total real GDP, at constant 2004 prices)

	Nine months ended September 30, 2015	Nine months ended September 30, 2016
Consumption:
Public sector consumption	13.0%	13.5%
Private consumption	73.2%	74.0%

Total consumption	86.2%	87.6%
Gross investment	19.5%	19.0%
Exports of goods and services	19.3%	20.2%
Imports of goods and services	24.4%	26.7%

Net exports/(imports)	(5.1)	(6.4)
Inventory provision	(0.6)	(0.1)

Real GDP	100.0%	100.0%

Source: INDEC and Ministry of the Treasury.

In the nine months ended September 30, 2016, Argentina’s real GDP decreased by 2.4% compared to the same period in 2015. The decrease of real GDP was driven by a 4.8% decrease in gross investment and by a 0.8% decrease in total consumption, resulting from a 1.7% decrease in private sector consumption that was only partially offset by a 1.4% increase in public sector consumption.

During the nine months ended September 30, 2016, the services sector decreased by 0.2% and accounted for 51.1% of real GDP during this period. Within the services sector, financial services experienced the highest rate of decline. As compared to the same period in 2015, the primary production sector decreased by 6.2% and the secondary production sector decreased by 6.0%.

The following table sets forth the composition of Argentina’s real GDP by economic sector for the periods specified.

Real GDP by Sector

(in millions of pesos, at constant 2004 prices)

	Nine months ended September 30, 2015		Nine months ended September 30, 2016
Primary production:
Agriculture, livestock, fisheries and forestry	Ps.	61,989	Ps.	57,798
Mining and extractives (including petroleum and gas)		23,479		22,344

Total primary production		85,468		80,141

Secondary production:
Manufacturing		123,708		116,464
Construction		22,834		20,216
Electricity, gas and water		12,407		12,700

Total secondary production		158,949		149,379

Services:
Transportation, storage and communications		55,664		57,235
Trade, hotels and restaurants		104,807		102,444
Financial, real estate, business and rental services		98,968		97,366
Public administration, education, health, social and personal services		99,213		100,965
Domestic services(1)		4,307		4,276

Total services		362,960		362,286
Plus import duties less adjustment for banking service(2)		118,861		116,914

Total real GDP	Ps.	726,238	Ps.	708,721

(1)	Includes services completed by domestic workers including caretakers, domestic servants and private chauffeurs.
(2)	The production figures in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. This line item adds import duties for purposes of determining real GDP.

Source: INDEC and Ministry of the Treasury.

Real GDP by Sector

(as a % of real GDP, at constant 2004 prices)

	Nine months ended September 30, 2015	Nine months ended September 30, 2016
Primary production:
Agriculture, livestock, fisheries and forestry	8.5%	8.2%
Mining and extractives (including petroleum and gas)	3.2%	3.2%

Total primary production	11.8%	11.3%

Secondary production:
Manufacturing	17.0%	16.4%
Construction	3.1%	2.9%
Electricity, gas and water	1.7%	1.8%

Total secondary production	21.9%	21.1%
Services:
Transportation, storage and communication	7.7%	8.1%
Trade, hotels and restaurants	14.4%	14.5%
Financial, real estate, business and rental services	13.6%	13.7%
Public administration, education, health, social and personal services	13.7%	14.2%
Domestic services(1)	0.6%	0,6%

Total services	50.0%	51.1%
Plus import duties less adjustment for banking service(2)	16.4%	16.5%

Total real GDP	100.0%	100.0%

(1)	Includes services completed by domestic workers including caretakers, domestic servants and private chauffeurs.
(2)	The production figures in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. Import duties for purposes of determining real GDP are recorded under this line item.

Source: INDEC and Ministry of the Treasury.

Real GDP Growth by Sector

(% change from same period in previous year, at constant 2004 prices)

Nine months ended September 30, 2016
Primary production:
Agriculture, livestock, fisheries and forestry	(6.8)%
Mining and extractives (including petroleum and gas)	(4.8)

Total primary production	(6.2)

Secondary production:
Manufacturing	(5.9)
Construction	(11.5)
Electricity, gas and water	2.4%

Total secondary production	(6.0)

Services:
Transportation, storage and communication	2.8%
Trade, hotels and restaurants	(2.3)
Financial, real estate, business and rental services	(1.6)
Public administration, education, health, social and personal services	1.8%
Domestic services(1)	(0.7)

Total services	0.2%
Plus import duties less adjustment for banking service(2)	(1.6)

Total real GDP	(2.4)%

(1)	Includes services completed by domestic workers including caretakers, domestic servants and private chauffeurs.
(2)	The production figures in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. Import duties for purposes of determining real GDP are recorded under this line item.

Source: INDEC and Ministry of the Treasury.

Primary Production

In the nine months ended September 30, 2016, the total primary sector production decreased to Ps. 80.1 billion, or 6.2%, from Ps. 85.5 billion in the same period in 2015. Only fisheries showed growth during this period, increasing by 1.0%, from Ps. 2.2 billion in the nine months ended September 30, 2015 to Ps. 2.3 billion in the same period in 2016.

Secondary Production

In the nine months ended September 30, 2016, the total secondary sector production decreased to Ps. 149.4 billion, or 6.0%, from Ps. 158.9 billion in the same period in 2015. While electricity, gas and water services grew by 2.4% compared to the same period in 2015, manufacturing activities were adversely affected by the contraction in domestic demand and the inability to access export markets, and the construction sector, which accounted for 2.9% of real GDP, decreased by 11.5% compared to the same period in 2015, mainly as a result of the decrease in private investment.

Services

Composition of Services Sector

(in millions of pesos, at constant 2004 prices)

	Nine months ended September 30, 2015		Nine months ended September 30, 2016
Wholesale and retail trade and repairs	Ps.	93,939	Ps.	91,516
Transportation, storage and communication services		55,664		57,235
Real estate, business and rental services		72,033		71,477
Education, Social and health services		48,525		49,779
Financial services		26,936		25,889
Other community, social and personal services		18,730		18,470
Public administration		31,959		32,717
Hotels and restaurants		10,868		10,928

Other services		4,307		4,276

Total	Ps.	362,960	Ps.	362,286

Source: INDEC and Ministry of the Treasury.

Growth of Services Sector

(% change from previous year, at constant 2004 prices)

Nine months ended September 30, 2016
Wholesale and retail trade and repairs	(2.6)%
Transportation, storage and communication services	2.8
Real estate, business and rental services	(0.8)
Education, social and health services	2.6
Financial services	(3.9)
Other community, social and personal services	(1.4)
Public administration	2.4
Hotels and restaurants	0.6
Other services	(0.7)

Total	0.2%

(1)	Data for the nine months ended September 30, 2016 as compared to the same period in 2015.

In the nine months ended September 30, 2016, the services sector decreased slightly by 0.2% compared to the same period in 2015. This decrease was primarily driven by a 2.6% decrease in wholesale and retail trade and repairs services, as well as a 3.9% decrease in financial services. This decrease was offset by a 2.8% increase in transportation, storage and communication services and a 2.6% increase in education, social and health services. In the first nine months ended September 30, 2016, the services sector represented 51.1% of real GDP.

Poverty and Income Distribution

On September 22, 2016, the INDEC resumed publication of its essential goods and services basket assessment for the Greater Buenos Aires area. On February 21, 2017, this assessment indicated that a standard family required Ps. 13,324 to gain access to the essential goods and services basket in January 2017, compared to Ps. 11,320 in April 2016.

According to indicators published by the INDEC on September 28, 2016 , in the second half of 2016, 32.2% of the population and 23.1% of households lived below the poverty and indigence lines, respectively.

Wages and Labor Productivity

In January 2016, the Ministry of Employment and Social Security, through the Wage Council, increased the minimum monthly wage to Ps. 6,060. In May 2016, the minimum monthly wage was further increased to Ps. 8,060, representing an increase of 33%, which became fully effective in January 2017. This increase in wages was implemented in three phases: 12.3% in June 2016 (to Ps. 6,810), 12.4% in September 2016 (to Ps. 7,560) and 8.3% in January 2017 (to Ps. 8,060). In addition, unemployment insurance was increased by 750%, with the minimum amount set as Ps. 1,875 and the maximum amount as Ps. 3,000 for the first three months, which gradually decreases to Ps. 1,200 after one year.

Environment

In March 2016, the Government signed an agreement with the World Bank to finance the Cuenca Matanza—Riachuelo Sustainable Development Program for a total cost of approximately U.S.$1 billion.

BALANCE OF PAYMENTS

Current Account

In the first nine months of 2016, the Republic’s balance of payments registered a U.S.$4.0 billion surplus. This surplus was primarily generated by:

•	a U.S.$14.5 billion surplus in the capital and financial account, compared to a U.S.$15.6 billion surplus recorded in the first nine months of 2015;

•	a U.S.$10.7 billion deficit in the current account, compared to a U.S.$11.9 billion deficit recorded in the first nine months of 2015; and

•	a U.S.$238 million surplus in errors and omissions, compared to a U.S.$1.3 billion deficit recorded in the first nine months of 2015.

In the first nine months of 2016, the current account deficit decreased mainly due to an increase in the trade balance surplus that was partially offset by an increase in the non-financial services deficit, which recorded a deficit of U.S.$5.7 billion in the first nine months of 2016, compared to a deficit of U.S.$3.2 billion in the same period of 2015. The increase in the trade balance surplus was due to an 8.7% decrease in imports, while exports decreased by 1.6% in the same period. The financial services account deficit decreased by 2.1% in the first nine months of 2015, mainly due to a 15.5% decrease in dividend payments abroad, which was partially offset by a 22.5% increase in interest payment outflows.

Trade Regulation

On January 18, 2016, the Government informed the dispute settlement body that it had modified its import requirements to comply with World Trade Organization rulings.

Capital and Financial Account

In the first nine months of 2016, the capital and financial account registered a surplus of U.S.$14.5 billion as compared to a surplus of U.S.$15.6 billion in the same period 2015.

Central Bank. Capital flows to the Central Bank decreased from a surplus of U.S.$7.2 billion to a surplus of U.S.$3.8 billion. This decrease was mainly the result of the unwinding of the currency swap with the People’s Bank of China in 2015.

Non-financial private sector. Capital flows recorded a surplus of U.S.$5.6 billion in the first nine months of 2015 compared to a deficit of U.S.$3.0 billion in 2016. The net decrease in capital inflows was mainly due to a U.S.$9.5 billion decrease in investments in local assets by foreign investors, from a U.S.$12.5 billion surplus recorded in the first nine months of 2015 to a U.S.$3.0 billion surplus recorded in the first nine months of 2016. Investments in external assets by residents, recorded a U.S.$7.0 billion deficit in the first nine months of 2015 compared to a U.S.$8.9 billion deficit recorded in the first nine months of 2016. Investments by non-residents in public bonds increased from U.S.$ 53 million in the first nine months of 2015 to U.S$ 3.1 billion in the same period in 2016.

Non-financial public sector. Capital flows increased from a surplus of U.S.$892 million in 2015 to a surplus of U.S.$14.8 billion for the same period in 2016. The increase in net capital inflows reflected a U.S.$19.3 billion increase in issuances in the period, as compared to inflows registered in 2015.

Other financial entities. Capital inflows recorded a surplus of U.S.$1.9 billion in the first nine months of 2015 compared to a deficit of U.S.$1.2 billion in 2016. This decrease in surplus was mainly due to an increase in nonresident deposits.

In the first nine months of 2016, net foreign direct investment decreased by U.S.$4.8 billion to U.S.$4.1 billion, as compared to U.S.$8.9 billion in the first nine months of 2015.

International Reserves

As of February 20, 2017, the gross international reserve assets of the Central Bank totaled U.S.$49.1 billion, compared to U.S.$38.8 billion as of December 31, 2016.

MONETARY SYSTEM

Monetary Policy

Inflation

The Central Bank and the Government introduced two new financial instruments intended to safeguard savings and long-term loans from the effects of inflation. In April 2016, the Central Bank by means of Communication “A” 5945 (as amended and restated by Communication “A” 6069) introduced the first instrument, known as Unidades de Valor Adquisitivo (UVAs), with an initial value based on the average construction cost of a square meter in the cities of Buenos Aires, Córdoba, Rosario, Salta and the coastal region (Santa Fe de la Vera Cruz to Paraná) as of March 31, 2016. The value of UVAs is adjusted on a daily basis, based on the CER. In September 2016, the Government by means of Law No. 27,271, introduced the second instrument, known as Unidades de Vivienda (UVIs) with an initial value based on the average construction cost of a square meter in Argentina. The value of UVIs is adjusted on a monthly basis, based on the “Índice de la Construcción para el Gran Buenos Aires” published by the INDEC, based on the CER.

On June 15, July 13, August 12, September 13, October 13, November 10 and December 15, 2016, and January 11, February 9 and March 9, 2017, the INDEC published inflation rates of 4.2%, 3.1%, 2.0%, 0.2%, 1.1%, 2.4%, 1.6%, 1.2%, 1.3% and 2.5% for May, June, July, August, September, October, November and December 2016, and January 2017 and February, respectively, using its new methodology for calculating the CPI.

Securities Markets

Regulation of the Securities Markets

On December 29, 2016, the CNV authorized Bolsas y Mercados Argentinos (“ByMA”) as a market for the listing of securities through a public offering approval. The Republic of Argentina expects that once ByMA begins its activities the listing of notes on the MERVAL will be automatically transferred to ByMA.

Mutual Funds and the FGS

As of November 2016, the FGS was valued at Ps. 865.2 billion and public securities held by the FGS amounted to Ps. 496.5 billion, representing 57.4% of its total assets.

Total Assets of the FGS

	2015	Eleven month period ended November 30, 2016
Assets (in millions of pesos)	Ps.664.0	Ps.865.2
Percentage increase from previous period	40.6%	34.6%

Source: Central Bank.

PUBLIC SECTOR FINANCES

National Public Accounts

New Presentation

In March 2016, the Macri administration adopted a new methodology intended to increase transparency in the reporting of fiscal results. The main modifications introduced in the new presentation of fiscal results consist of excluding transfers from the Central Bank and FGS to the Government from total current fiscal revenues and excluding interest payments on public debt made by the Government from total current fiscal expenditures. In addition, it includes an estimate of the increase in the amount of deferred current obligations. Since the expenditures of the non-financial public sector are recorded at the time of payment in accordance with the cash method of accounting, expenditures relating to the consumption of goods and services incurred in a given period are recorded in a subsequent period if payment is deferred as a result of the Government’s discretionary power to do so. Recording the non-financial public sector’s accrued expenditures is a way to monitor the discrepancy between expenditures associated with actual consumption during a period which will be actually paid for during subsequent periods.

The 2017 Budget

The table below presents a comparison of the 2017 budget against the projected 2016 budget.

	Budget Comparison (in millions of pesos)
	Projected 2016(1)	2017	Difference
			Ps.	%
Current Revenues	1,686,612.9	2,068,482.8	381,869.9	22.6%
Tax Revenues	875,429.5	1,104,127.5	228,698.0	26.1%
Social Security Contributions	563,499.6	698,814.3	135,314.7	24.0%
Non-Tax Revenues	39,044.5	50,176.9	11,132.4	28.5%
Sales of Goods and Services of the Public Administration	7,473.2	11,100.8	3,627.6	48.5%
Property Taxes	189,251	201,501.1	12,250.1	6.5%
Current Transfers	10,838.5	1,443.3	(9,395.2)	(86.7)%
Other Revenues	1,076.0	1,318.9	243.0	22.6%
Operating Surplus of Public Entities

Current Expenditures	1,903,730.2	2,314,013.5	410,283.3	21.6%
Consumption Expenditures	342,601.5	426,913.7	84,312.2	24.6%
Personnel	256,276.1	319,341.3	63,065.2	24.6%
Goods and services	86,325.4	107,572.4	21,247.0	24.6%
Property Taxes	193,262.6	255,945.8	62,683.2	32.4%
Social Security Expenditures	712,389.3	963,181.1	250,791.8	35.2%
Direct Taxes	2,505.1	3,542.2	1,037.1	41.4%
Other Losses	2,174.6	3,574.8	1,400.2	64.4%
Current Transfers	609,272.6	632,568.7	23,296.1	3.8%
Operating Deficit of Public Entities	41,524.5	28,287.2	(13,237.3)	(31.9)%

Primary Result	(217,117.3)	(245,530.7)	(28,413.4)	13.1%

Capital Resources	753.7	388.04	(365.3)	(48.5)%

Capital Expenditures	181,108.4	236,917.8	55,809.4	30.8%
Real Direct Investment	82,627.6	108,460.9	25,833.3	31.3%
Capital Transfers	80,467.3	112,692.3	32,225.0	40.0%
Financial Investment	18,013.5	15,764.6	(2,248.9)	(12.5)%

Total Resources	1,687,366.6	2,068,871.2	381,504.6	22.6%
Total Expenditures	2,084,838.6	2,550,931.3	466,092.7	22.4%
Total Primary Expenditures	1,891,597.8	2,295,001.0	403,403.2	21.3%
Primary Result	(204,231.2)	(226,129.8)	(21,898.6)	10.7%
Primary Result without BCRA and FGS Gains (losses)	(373,248.0)	(405,033.2)	(31,785.2)	8.5%
Financial Result	(397,472.0)	(482,060.1)	(84,588.1)	21.3%

(1)	Reflects the projected 2016 budget information as modified by the Macri administration in 2016. Based on preliminary estimates, the Government believes that the fiscal deficit for 2016 (including receipts through December 31, 2016, of approximately Ps.106.8 billion as a result of the Tax Amnesty Law) will be consistent with the projected 4.8% of GDP.

On September 15, 2016, the 2017 budget bill was submitted to Congress. The 2017 budget projects a fiscal deficit representing 4.2% of GDP in 2017. This projected fiscal deficit represents an increase from the previously projected 3.3% of GDP, primarily as a result of two factors: the August 2016 decision of the Supreme Court of Argentina (which held that gas tariffs that had been announced for residential users must retroactively return to the levels in effect before tariff increases were implemented) and the Ley de Reparación Histórica a los Jubilados (the Historical Reparations Law for Retirees and Pensioners), which will increase pension expenditures. The budget bill does not include any estimate of revenues arising from the Tax Amnesty Law. The proceeds of its January 2017 offering, as well as other financings in the international capital markets contemplated by the Republic, would be applied to cover the Republic’s financing needs in 2017. The 2017 budget was approved on December 21, 2016. For more information, see “—Macri Administration: 2015-Present—Tariff Increases” and “—Retiree Programs”

One of the cornerstones of the 2017 budget is the expansion of social programs designed to meet the needs of the most vulnerable groups, including the following:

•	Childhood Programs. The proposed 2017 budget allocates funds for (i) the Plan Nacional de Primera Infancia (National Plan for Early Childhood), (ii) the construction of 3,000 preschools to advance compulsory schooling for children aged three and older, and (iii) the expansion of the Child Allowance Program to reach 4.1 million beneficiaries, including 514,000 children of monotributistas (self-employed workers), and 200,000 children of temporary workers.

•	Healthcare and Retiree Programs. The budget provides for the Cobertura Universal de Salud (Universal Health Insurance Coverage Plan) for 15 million residents who lack health insurance coverage and the Historical Reparation Plan for Retirees and Pensioners, which is expected to reach 2.4 million retirees.

•	National Housing Plan. With the aim of addressing the housing needs of low and middle-income families, the budget also provides for the implementation of the Plan Nacional de Vivienda (National Housing Plan), which includes the construction of 120,000 homes and granting 175,000 subsidized housing loans over a three-year period.

Overall, social security expenditures are expected to grow by 35% in 2017.

The 2017 budget further provides for an increase in the minimum monthly wage to Ps. 8,060 in January 2017. This increase in wages was implemented in three phases: 12.3% in June 2016 (to Ps. 6,810), 12.4% in September 2016 (to Ps. 7,560) and 8.3% in January 2017 (to Ps. 8,060).

Infrastructure. The 2017 budget additionally allocates funds for investments in infrastructure projects, including:

•	Plan Belgrano, which involves a Ps. 95 billion investment to promote infrastructure development in the northern provinces of Argentina;

•	rebuilding the national transportation system to increase the competitiveness of regional economies, including through a U.S.$2.0 billion investment for the construction of 2,800 kilometers of highways over a four-year period; and

•	the ongoing Plan Nacional de Agua 2016-2019 (National Water Plan 2016-2019), which is expected to generate 500,000 jobs.

Fiscal Result of 2016 as Compared to 2015.

Primary fiscal balance. The primary deficit recorded for 2016 was Ps.359.4 billion, compared to a deficit of Ps.235.1 billion for 2015. Total primary revenues increased by 35.3% in 2016, and primary expenditures (excluding interest payments) increased by 38.2%.

Fiscal revenues. In 2016, fiscal revenues increased by 35.3% to Ps. 1,613.5 billion from Ps. 1,192.9 billion in 2015. This increase was mainly driven by an increase in revenues generated by social security taxes, VAT, income tax, taxes on fuel and financial transactions. During 2015, the Government auctioned the 4G spectrum, which resulted in a 5.3% increase in “other non-tax revenues.”

Primary expenditures. In 2016, primary expenditures (excluding interest payments) of the national public sector increased by 38.2% from Ps. 1,428 billion in 2015 to Ps.1,972.8 billion in 2016. This increase was mainly due to the following factors:

•	social security outlays, which accounted for approximately 36.5% of the overall increase in expenditure, increased by 37.2%, from Ps. 535.7 billion in 2015 to Ps. 734.7 billion in 2016, mainly as a result of an increase in the number of retirees and successive increases in pension payments;

•	other transfers (including external sector transfers, private sector subsidies and transfers to autonomous public entities such as universities), which accounted for approximately 45.0% of the overall increase, increased by 61.0%, from Ps. 401.82 billion in 2015 to Ps. 646.7 billion in 2016. This increase was mainly due to the increase in subsidies to the electricity sector. The increase in other transfers was also driven by the increase in outlays to social security payments, particularly through the Universal Child Allowance and Universal Pregnancy Allowances, and transfers to local transportation providers and the “Acciones de Sustentabilidad de Suministro de Energía Eléctica” Program. Since March 2016, family allowances to self-employed and temporary workers have been extended. This measure is available to 514,000 children and their families.

•	national administration wages, which accounted for approximately 12.4% of the total increase, increased by 34.0% from Ps. 199.1 billion in 2015 to Ps. 266.8 billion in 2016.Capital expenditures, increased from Ps. 160.9 billion in 2015 to Ps. 182.0 billion in 2016.

Transfers to the Government from the Central Bank and FGS increased by 37.7% in 2016, while interest payments increased by 53.3% in the same period.

Overall fiscal balance. The overall fiscal balance recorded a deficit of Ps. 365.1 billion in 2016, compared to a deficit of Ps. 225.6 billion in 2015.

Tax Regime

Taxes on Income

On March 22, 2016, the AFIP increased the amount of gross income (from Ps. 96,000 to Ps. 200,000) above which employees must submit an affidavit of personal assets, and increased the amount of gross income (from Ps. 144,000 to Ps. 300,000) above which employees must submit an affidavit of personal assets and income tax reports.

Congress also passed modifications to the income tax brackets to take into account the impact of inflation in recent years.

Tax Amnesty Law

The legislative debate on the Tax Amnesty Law related mainly to the expected impact of the proposed law on the repatriation of capital held abroad by Argentine residents, its effectiveness to reduce money laundering, undeclared consumption, hidden liabilities and the possibility to enhance the development of the capital markets sector and foster investment in Argentina.

In July 2016, a voluntary and extraordinary tax disclosure and regularization regime for the holding of foreign and local currency and assets located in Argentina and abroad was enacted by the Federal Congress (Law 27,260). Tax disclosure as well as regularization may be conducted until March 31, 2017, while the disclosure of cash shall be made effective by October 31, 2016. A special tax is applicable on the value of the disclosed currency and assets, unless adherent taxpayers subscribe certain investment securities. Among other aspects, the regime also provides benefits for compliant taxpayers, certain changes in the personal assets tax, the abrogation of the 10% income tax withholding on dividends distributed by Argentine companies and the abrogation of the notional minimum income tax commencing on January 1, 2019. To date, 21 out of 23 Argentine provinces have adhered to the referred regime. Corrientes, Chubut and Formosa, are the only Provinces that have not adhered to the Tax Amnesty Law.

In August 2016, the Government announced the issuance of two new bonds, BONAR 0% 2019 and BONAR 1% 2023 for up to U.S.$8.0 billion, which can be subscribed for by taxpayers participating in the new Tax Amnesty Law that allows taxpayers to declare financial assets that have not been reported under applicable tax rules. On October 31, 2016, the Ministry of the Treasury and Public Finances and the AFIP announced that during the first stage of the Tax Amnesty Law implementation, U.S.$4.6 billion cash holdings had been declared. In addition, the cut-off date for depositing declared cash amounts was extended through November 21, 2016.

On October 31, 2016, the Ministry of the Treasury and Public Finances and the AFIP announced that during the first stage of the Tax Amnesty Law implementation, U.S.$4.6 billion cash holdings had been declared The second stage, which expired on December 31, 2016, is aimed at declaring amounts held abroad. The third and last stage is aimed at declaring fixed and movable assets held abroad and in Argentina, and expires on March 31, 2017.

Fiscal Relations with the Provinces

Revenue Transfers

In February 2016, the Macri administration issued an emergency decree creating the Programa Acuerdo para el Nuevo Federalismo (“Agreement for a New Federalism”) and forming a designated council with the objective of reaching an agreement among the Government and provinces, other than Córdoba, San Luis and Santa Fe, for the gradual repayment of funds withheld under Article 76 of the 2006 National Budget Law. In May 2016, each province (other than Córdoba, San Luis and Santa Fe) and the City of Buenos Aires agreed to be bound by the terms of the Agreement for a New Federalism, through which they will gradually recover their share of the 15% withheld by the Government, subject to certain conditions. A special financing facility through ANSES will provide the equivalent of 6% of such 15% owed to those provinces and the City of Buenos Aires during 2016, and 3% each year during a 5-year period thereafter. The Government reached separate agreements with Córdoba, San Luis and Santa Fe, reflecting the restitution in favor of those provinces ordered by the Supreme Court.

On October 25, 2016, the Minister of the Treasury and Public Finance along with the provincial ministers of finance announced the inclusion of certain amendments to the Fiscal Responsibility Law (Ley de Responsabilidad Fiscal) in the 2017 Budgeting. The amendments aim to reduce the overall public sector deficit by 10% in 2017, enhance transparency in provincial public accounts and restrain public spending by capping public spending increases in 2017 at the growth rate of nominal GDP.

The Consejo Federal de Responsabilidad Fiscal (Federal Council of Fiscal Responsibility) agreed a joint work schedule to create a comprehensive and definitive reform to be implemented in 2018.

On October 26, 2016, agreements were signed to normalize the financial relationship between the Province of Córdoba, ANSES and the Government. Pursuant to these agreements the Government acknowledges the debt of financial assistance owed to the provincial pension fund of the Province of Córdoba in line with the parameters established in the Ley de la Reparación Histórica (Law of Historical Reparation). Additionally, the Government committed to assist the provincial pension fund during 2016 with Ps. 3.4 billion. Part of the Government’s debt held by the Province of Córdoba was set-off against claims of the Government against the Province of Córdoba. The remainder, which amounts to Ps. 2.0 billion, will be paid by ANSES, of which Ps. 1.5 billion will be transferred immediately to the province and the remaining Ps. 500 million will be transferred once the province’s social security system is conformed to the national social security system.

Composition of Public Expenditure

Public Infrastructure and Services

On December 21, 2016, the Supreme Court of Argentina suspended the construction at the “Presidente Néstor Kirchner” and “Governor Jorge Cepernic” dams in the province of Santa Cruz. The Supreme Court found that the legally mandated environmental impact assessment and public hearing regarding the projects had not been conducted.

PUBLIC SECTOR DEBT

The Republic’s total gross public debt increased by 1.7% from U.S.$240.7 billion as of December 31, 2015 (53.5% of nominal GDP) to U.S.$ 244.8 billion (52.7% of nominal GDP) as of June 30, 2016.

As of June 30, 2016, total gross public debt (including non-performing debt and Untendered Debt) by type of creditor was as follows:

•	55.0% of total gross public debt, or U.S.$134.7 billion, primarily consisted of public bonds, National Guaranteed Loans, temporary advances from the Central Bank and promissory notes held by various public sector entities including the Central Bank, FGS, ANSES and Banco de la Nación Argentina, which we refer to as “Public Debt held by National Public Sector Agencies.”

•	33.6% of total gross public debt, or U.S.$82.2 billion, was held by creditors other than public sector entities or other official sector creditors, which we collectively refer to as “Public Debt held by the Private Sector.”

•	11.4% of total gross public debt, or U.S.$27.9 billion, primarily consisted of obligations owed to multilateral credit organizations such as the World Bank, the IADB and CAF, as well as debt with the Paris Club, which we refer to as “Public Debt held by Other Creditors.”

As of June 30, 2016, performing debt totaled U.S.$236.0 billion, non-performing debt (excluding Untendered Debt) totaled U.S.$44.5 million and the outstanding principal amount of Untendered Debt totaled U.S.$3.8 billion. Since June 30, 2016, Argentina has settled claims with holders of an outstanding principal amount of Untendered Debt totaling U.S.$2.2 billion.

Foreign currency-denominated debt represented 72.2% (U.S.$176.8 billion) of total gross public debt as of June 30, 2016 compared to 69.3% of total gross public debt as of December 31, 2015. The Republic’s total gross foreign currency public debt was denominated as follows:

•	86.7% in U.S. dollars;

•	12.0% in euro;

•	1.1% in Japanese yen; and

•	0.2% in other foreign currencies.

Total peso-denominated debt, increased 5.5% to Ps. 1,013.6 billion (U.S.$67.9 billion, or 27.8% of gross public total debt) as of June 30, 2016 from Ps.961.1 billion (U.S.$73.9 billion, or 30.7% of gross public total debt) as of December 31, 2015.

As of September 30, 2016, the Republic’s total gross public debt increased by 4.4% to U.S.$251.1 billion (51.4% of nominal GDP ) from U.S.$240.7 billion as of December 31, 2015 (53.5% of nominal GDP).

Foreign Currency-Denominated Debt in 2016

Between January 1 and December 31, 2016, the Republic issued foreign currency-denominated debt in an aggregate principal amount of U.S.$21.1 billion, of which U.S.$16.5 billion corresponded to U.S. Dollar denominated bonds issued in connection with the April 2016 Transaction, U.S.$2.75 billion corresponded to the U.S. Dollar-denominated bonds issued on July 6, 2016, U.S.$1.6 billion corresponded to the issuance of BONAR 20 bonds, U.S.$0.2 billion corresponded to the issuance of BONAR 24 bonds, and €2.5 billion correspond to two euro denominated bonds issued on October 12, 2016.

Foreign Currency-Denominated Debt Service

Projected Performing Foreign Currency-Denominated Public Debt Service by Instrument for Primary Issues between January 1 and December 31, 2016(1) (in millions of U.S. dollars)

	2017			2018			2019				2020
	Capital	Interest		Capital	Interest		Capital		Interest		Capital	Interest
BIRAD U.S. Dollar 6.25% due 2019	—	U.S. $	171.9	—	U.S. $	171.9	U.S. $	2,750.0	U.S. $	85.9
BIRAD U.S. Dollar 6.875% due 2021	—		309.4	—		309.4		—		309.4	—	U.S. $	309.4
BIRAD U.S. Dollar 7.5% due 2026	—		487.5	—		487.5		—		487.5	—		487.5
BIRAD U.S. Dollar 7.625% due 2046	—		209.7	—		209.7		—		209.7	—		209.7
BIRAD U.S. Dollar 6.625% due 2028	—		66.3			66.3				66.3	—		66.3
BIRAD U.S. Dollar 7.125% due 2036	—		124.7			124.7				124.7	—		124.7
BONAR 24	—		19.1	—		19.1		36.3		19.1	36.3		19.1
BONAR 20	—		131.5	—		131.5		—		131.5	1,643.1		131.5
BIRAE EUR 3.875% due 2022(2)	—		13.4	—		50.6		—		50.6	—		50.6
BIRAE EUR 5.0% due 2027(2)	—		17.2	—		65.3		—		65.3	—		65.3

	2021		2022		2023		2024
	Capital	Interest	Capital	Interest	Capital	Interest	Capital	Interest
BIRAD U.S. Dollar 6.25% due 2019	—	—	—	—	—	—	—	—
BIRAD U.S. Dollar 6.875% due 2021	4,500	154,7	—	—	—	—	—	—
BIRAD U.S. Dollar 7.5% due 2026	—	487.5	—	487.5	—	487.5	—	487.5
BIRAD U.S. Dollar 7.625% due 2046	—	209.7	—	209.7	—	209.7	—	209.7
BIRAD U.S. Dollar 6.625% due 2028	—	66.3	—	66.3		66.3		66.3
BIRAD U.S. Dollar 7.125% due 2036	—	124.7	—	124.7		124.7		124.7
BONAR 24	36.3	19.1	—	19.1	—	19.1	36.3	19.1
BONAR 20	—	—	—	—	—	—	—	—
BIRAE EUR 3.875% due 2022(2)	—	50.6	1,305.8	50.6	—	—	—	—
BIRAE EUR 5.0% due 2027(2)	—	63.5	—	65.3	—	65.3	—	65.3

(1)	Preliminary figures.
(2)	Calculated based on the exchange rate as of December 31, 2016.

Source: INDEC and Ministry of the Treasury.

U.S. Dollar-Denominated Treasury Bills Program

On April 27, 2016, the former Ministry of the Treasury announced its decision to access the domestic US-dollar market in 2016 by issuing Letras del Tesoro denominadas en Dólares Estadounidenses (“LETES”) (U.S. Dollar-Denominated Treasury Bills) in connection with its 2016 financial program. As of December 31, 2016, LETES having an aggregate principal amount of U.S.$7.6 billion were outstanding.

Foreign Currency-Denominated Debt in 2017

Between January 1 and February 21, 2017, the Republic issued foreign currency-denominated debt in an aggregate principal amount of U.S.$7.1 billion, of which U.S.$7.0 billion corresponded to U.S. Dollar-denominated bonds issued on January 26, 2017 and U.S.$0.1 billion corresponded to the issuance of BONAR 20 bonds.

Foreign Currency-Denominated Debt Service

Projected Performing Foreign Currency-Denominated Public Debt Service by Instrument for Primary Issues between January 1 and February 21, 2017(1) (in millions of U.S. dollars)

	2017			2018			2019			2020
	Capital	Interest		Capital	Interest		Capital	Interest		Capital	Interest
BIRAD U.S. Dollar 5.625% due 2022	—	U.S. $	91.4	—	U.S. $	182.8		U.S. $	182.8		U.S.$	182.8
BIRAD U.S. Dollar 6.875% due 2027	—		128.9	—		257.8	—		257.8	—		257.8
BONAR 20	—		7.3	—		7.3	—		7.3	91.7		7.3

	2021			2022				2023		2024
	Capital	Interest		Capital		Interest		Capital	Interest	Capital	Interest
BIRAD U.S. Dollar 5.625% due 2022	—	U.S.$	182.8	U.S.$	3,250.00	U.S.$	91.4	—	—	—	—
BIRAD U.S. Dollar 6.875% due 2027			257.8		—		257.8	—	257.8	—	257.8
BONAR 20	—		—		—		—	—	—	—	—

(1)	Preliminary figures.

Source: INDEC and Ministry of the Treasury.

U.S. Dollar-Denominated Treasury Bills Program

Between January 1 and February 21, 2017, the Republic issued LETES in an aggregate principal amount of U.S.$4.9 billion. As of February 21, 2017, LETES having an aggregate principal amount of U.S.$9.7 billion were outstanding.

THE REPUBLIC OF ARGENTINA

Map of Argentina

Territory and Population

The Republic of Argentina consists of 23 provinces and the City of Buenos Aires. Located in the southeastern region of South America, Argentina is the second largest country in Latin America and the eighth globally in terms of territory, covering approximately 3.8 million square kilometers (1.5 million square miles), including territorial claims in the Antarctic region (covering approximately 970,000 square kilometers) and to certain south Atlantic islands (covering approximately 5,000 square kilometers), excluding the recently recognized extension by Argentina’s sovereign rights in the South Atlantic Ocean. See “—Foreign Affairs and International Organizations—Sovereign Territorial Disputes.”

The most densely inhabited areas and the main agricultural regions of the country are located on the wide temperate belt that stretches across central Argentina. The country’s population as of 2010, the year of the most recent census, was an estimated 40.1 million. As of 2014, the World Bank estimates a total population of 43.0 million. As of 2010, approximately 91.0% of the population of Argentina lived in urban areas and approximately 46.2% of the population (18.5 million people) lived in the City of Buenos Aires and the heavily populated urban area surrounding the City of Buenos Aires, known as the Greater Buenos Aires Area. During the period from 2001 to 2014, Argentina’s population grew at an estimated average annual rate of 1.1%, and as of 2010, approximately 98.1% of the population over the age of 10 and older was literate. The table below sets forth comparative gross national income (“GNI”) figures and selected other comparative statistics using 2014 data (the most recent year for which such comparative information is available).

Population

	Argentina		Brazil		Chile		Colombia		Mexico		Peru		United States
Per capita GNI(1)	U.S.$	13,480	U.S.$	11,530	U.S.$	14,910	U.S.$	7,970	U.S.$	9,870	U.S.$	6,360	U.S.$	55,200
Life expectancy (in years)(2)		76		74		81		74		77		74		79
Infant mortality (% of live births)(2)		1.2%		1.4%		0.7%		1.5%		1.3%		1.4%		0.6%
Adult literacy rate (% of population age 15 or older)(3)		98%		91%		97%		94%		94%		94%		n.a.

(1)	Calculated using the World Bank Atlas method.
(2)	Data as of 2013
(3)	Data as of 2013, except for Peru (2012) and Chile and Colombia (2011).

n.a. = not available.

Source: 2014 World Bank World Development Indicators, unless otherwise specified.

Government

The Argentine Constitution, first adopted in 1853, provides for a tripartite system of government divided into an executive branch headed by the President, a legislative branch consisting of a bicameral Congress, and a judicial branch headed by the Supreme Court of Justice. The Constitution was last amended in 1994. Each province and the City of Buenos Aires has its own constitution and the people of each province elect a governor and legislators who are independent from the Government. The Government may directly intervene in the administration of the provincial governments in certain emergency situations, including, among others, to secure the republican form of government and in the case of foreign invasions.

Executive Branch

The president and vice president are directly elected for a four-year term, may serve for a maximum of two consecutive terms and may be re-elected after one term out of office. The president oversees the administration of the country and has the power to veto laws in whole or in part. Congress may override a presidential veto by a two-thirds majority vote in each chamber. The Jefatura de Gabinete de Ministros (Office of the Chief of the Cabinet of Ministers) is responsible for the administration of the country and prepares the Government’s annual budget, which is subject to congressional approval. The president chooses the chief of the Cabinet of Ministers, who may be removed by the vote of an absolute majority of both houses of Congress. All references in this prospectus to the “Executive Power” are to the executive branch as described herein.

Congress

Congress is composed of the Senate and the Chamber of Deputies.

The Senate. There are a total of 72 senate seats, with three for each province and three for the City of Buenos Aires. Of the three senators from each district, two represent the party receiving the most votes in that district, and the third represents the party receiving the second-most votes. Senators are elected by popular vote to serve for six-year terms. Elections are held for one-third of the senate seats every two years. The last Senate elections were held in October 2015.

The Chamber of Deputies. The Chamber of Deputies consists of 257 seats, which are allocated in proportion to each district’s population. Deputies are elected by popular vote to serve four-year terms. Elections for half of the seats are held every two years. The last elections for seats in the Chamber of Deputies were held in October 2015.

Judicial System

The judicial system is composed of federal and provincial trial courts, courts of appeal and the Supreme Court of Justice (“Supreme Court”) which has up to five justices.

The Consejo de la Magistratura (Judicial Council) consists of an independent panel of lawyers, representatives of the judiciary, legislators, a representative of the executive branch and an academic. This body oversees the administration of the judicial branch, the initiation of impeachment proceedings against judges other than Supreme Court justices and the selection of judges. The Jurado de Enjuiciamiento (Jury of Prosecution) decides proceedings initiated by the Judicial Council to remove judges.

The president appoints all Supreme Court justices subject to Senate approval. All federal court judges are also appointed by the president subject to Senate approval, but they must be selected from a list of individuals submitted by the Judicial Council. Supreme Court justices and all federal court judges are subject to a mandatory retirement age of 75. All judicial appointments must be approved by two-thirds of the Senate. Pursuant to a presidential decree, candidates’ identities and certain additional information are published, and the executive branch provides for a period of public comment on each nomination before it is submitted to the Senate.

Following the retirement of two justices, the Supreme Court had three sitting justices as of December 2015.

Recent Political History

Argentina has been under uninterrupted civilian rule since 1983, when the last military government came to an end due to poor economic management and the loss of a brief war with the United Kingdom over the Islas Malvinas. In 1983, Raúl Alfonsín was elected president. In 1989, Raúl Alfonsín was succeeded as president by Carlos Menem, who was re-elected in 1995 to a four-year term following the 1994 constitutional amendments that reduced the presidential term to four years from six.

After a decade of relative stability, Argentina faced an unprecedented social, economic and political crisis beginning in 2001 and 2002. See “The Argentine Economy—Economic History and Background.” During this crisis, Argentina’s economy contracted significantly and poverty and unemployment reached record levels. The administration of President Fernando de la Rúa, who took office in October 1999, was unable to restore economic growth and during the second half of 2001, the deepening economic recession fueled rising social unrest.

Ongoing widespread riots and protests forced President de la Rúa and his entire cabinet to resign on December 19 and 20, 2001. Between December 2001 and January 2002, Congress appointed three successive presidents pursuant to the Constitution, including Eduardo Duhalde, who called for elections to be held on April 27, 2003, prior to the scheduled expiration of his term. Néstor Kirchner, former governor of the province of Santa Cruz, was elected and sworn in as president on May 25, 2003. President Kirchner’s term expired on December 10, 2007. His term in office was marked by economic growth, a reduction of poverty and unemployment rates and large-scale debt renegotiations with a majority of the holders of defaulted Argentine bonds.

On October 28, 2007, Cristina E. Fernández de Kirchner, from the Frente para la Victoria (Front for Victory) party and President Kirchner’s wife, was elected president. On October 23, 2011, President Fernández de Kirchner was re-elected for a second four-year term, which ended on December 10, 2015.

On November 22, 2015, Mauricio Macri, the candidate from the Cambiemos alliance, was elected president with 51.3% of the votes, after the first presidential run-off election in Argentine history. In addition, congressional elections were held in October 2015 for one-third of the members of the Senate and half of the members of the Chamber of Deputies, whose terms expired in December 2015. As of the date of this prospectus, the Cambiemos alliance has the largest bloc in the Chamber of Deputies, while the Front for Victory party retains a majority of the Senate (taking into account alliances among parties). The next congressional elections are scheduled for October 2017.

Political Parties

The following are Argentina’s principal national political parties:

•	Cambiemos, founded in 2015, is a coalition of several parties, including primarily:

•	Unión Propuesta Republicana (Republican Proposal Union, or “Unión PRO”);

•	Unión Cívica Radical (Radical Civic Union, or “UCR”); and

•	Coalición Cívica (Civic Coalition, or “ARI”).

•	Partido Justicialista (PJ), or Peronist Party, evolved from former President Juan D. Perón’s efforts in the 1940s, and includes the following factions:

•	Front for Victory; and

•	Frente Peronista (Peronist Front).

•	Frente Renovador (Renewal Front, or “FR”), founded in 2013 as a split-off from the PJ. In connection with the 2015 presidential elections, the FR and the former governor of the Province of Córdoba, Juan Manuel de la Sota, formed the Unidos por una Nueva Alternativa (“UNA”) coalition.

In addition, certain provincial political parties have important representation in Congress, including locally-based parties from Santiago del Estero, Neuquén, San Luis and Catamarca.

The following table shows the party composition of the Chamber of Deputies and Senate following the elections in the years specified.

	Chamber of Deputies(1)				Senate(2)
	2011	2013(6)		2015	2011	2013(6)		2015
Party:
Partido Justicialista	137	127		98	32	38		40
Front for Victory(3)	116	117		81	32	31		40
Peronist Front/ Federal PJ(4)	21	10		17	—	7		—
Radical Civic Union	40	41	(6)	41	14	13		8
Unión PRO	11	18		41		3		6
UNA				28
ARI/Civic Coalition	6	3	(7)	5	1	1	(7)
Frente Renovador		16		—	—	—
FAP(5)	22	15		—	4	5
Others(7)	41	37		44	21	12	(7)	18

Total	257	257		257	72	72		72

(1)	Composition of the Chamber of Deputies as of December 10 of each year specified, when the deputies elected during such year took office.
(2)	Composition of the Senate as of December 31 of each year specified.
(3)	The members of this faction are included in the Partido Justicialista total. In addition to elected deputies and senators, the figures for Front for Victory include deputies and senators from other factions of the Peronist Party who became members of the Front for Victory while in office.
(4)	These members of this faction are included in the Partido Justicialista total. Frente Peronista / PJ Federal is the “dissident” Peronist Party, which is the wing of the PJ that is not politically aligned with the Front for Victory and was founded in 2005. Its principal members include Eduardo Duhalde, Felipe Solá and Alberto Rodriguez Saá.
(5)	FAP is a center-left coalition composed of various parties, founded in 2011. In the October 2015 elections, the parties Generación para el Encuentro Nacional (“GEN”), Libres del Sur (Free Movement from the South) and Poder para el Espacio Social (Power for the Social Space) formed an electoral alliance “SURGEN”.
(6)	In the October 2015 elections, the ARI/Civic Coalition, the Radical Civic Union and Unión Propuesta Republicana (“PRO”) formed an electoral alliance “Cambiemos”.
(7)	Includes other registered parties, primarily represented by one legislator each, and certain local political parties of the provinces.

Source: Senate and Chamber of Deputies of Argentina.

In accordance with the political reform bill passed by Congress on December 2, 2009, elections in Argentina are subject to the following regulations:

•	Private contributions for electoral campaigns must be from physical persons, not companies. In addition, the Government distributes 50% of state funds for media advertisements equally among all candidate lists, and the remaining 50% is distributed according to the percentage obtained by each political party in the previous election.

•	Primary elections to elect presidential and congressional candidates must be open, mandatory and simultaneous. All citizens are allowed to vote in the primary of their choosing, regardless of party affiliation.

•	In order to compete in national elections, candidates must obtain at least 1.5% of the vote in the presidential primary contest (including coalitions) and have the support of a certain number of affiliates as specified in the bill.

Foreign Affairs and International Organizations

Argentina maintains diplomatic relations with a variety of countries and is a member of several international organizations. Argentina is a charter member of the United Nations, a founding member of the Organization of American States (“OAS”), and a member of the following international organizations, among others:

•	the International Monetary Fund;

•	the World Bank Group;

•	the International Finance Corporation;

•	the IADB;

•	the Corporación Andina de Fomento (the Andean Promotion Corporation, or “CAF”);

•	the Fondo Financiero para el Desarrollo de la Cuenca del Plata (Financial Fund for the Development of the River Plate Basin, or “FONPLATA”);

•	the Central American Bank for Economic Integration (“CABEI”);

•	the International Fund for Agricultural Development (“IFDA”);

•	the World Trade Organization (“WTO”);

•	the International Labor Organization;

•	the Financial Action Task Force and the Financial Action Task Force on Money Laundering in South America (“GAFISUD”);

•	the International Association of Insurance Supervisors;

•	the International Organization of Securities Commissions;

•	the World Customs Organization; and

•	the Asociación Latinoamericana de Integración (Latin American Integration Association, or “ALADI”).

G-20

Argentina has been a member of the G-20, an informal forum that promotes discussion between developed and emerging-market countries on key issues related to the global economy, since it was established in 1999. The country members designated the G-20 to be the premier forum for their international economic cooperation.

In October 1997, the United States designated Argentina as a non-North Atlantic Treaty Organization, or “non-NATO,” ally.

Argentina has entered into bilateral investment treaties with various countries, including the United States, Canada, Germany, France, Italy, Spain, Switzerland, Sweden and the United Kingdom. Arbitration proceedings have been brought against Argentina before the ICSID, in accordance with the UNCITRAL, under several bilateral investment treaties, primarily as a result of measures adopted in response to the economic and political crisis of 2001. As of the date of this prospectus, certain of these arbitration proceedings have been settled. For information about these proceedings see “Public Sector Debt—Legal Proceedings—ICSID Arbitration.”

The Financial Stability Board

The Financial Stability Board (“FSB”) is an international body that monitors and makes recommendations about the global financial system. The FSB seeks to strengthen financial systems and increase the stability of international financial markets; it does so by coordinating with its members’ national financial authorities and international standard-setting bodies as they work toward developing strong regulatory, supervisory and other financial sector policies to promote international financial stability. The FSB aims to foster a level playing field by encouraging consistent implementation of these policies across sectors and jurisdictions.

Argentina has been a member of the FSB since 2009, with participation of the Central Bank. In 2015, following a review of the FSB’s structure of representation, Argentina gained a second seat in the Plenary.

G-24

Argentina has been a member of the Group of Twenty-Four since the Intergovernmental Group of Twenty-Four on International Monetary Affairs and Development (G-24) was established in 1971. The purpose of the group is to coordinate the position of developing countries on monetary and development issues, particularly issues on the agendas of the IMF Committee and the Development Committee, and to ensure increased representation and participation of developing countries in negotiations on international monetary system reform.

MERCOSUR

Argentina is a founding member of the Southern Common Market (“MERCOSUR”), established in March 1991 with Brazil, Paraguay and Uruguay. In July 2012, the founding members (other than Paraguay) admitted the Republic of Venezuela as a full member of MERCOSUR, and in December 2013, Paraguay acknowledged Venezuela’s status as a full member. Accordingly, in addition to Argentina, MERCOSUR currently includes Brazil, Paraguay, Uruguay and Venezuela as full members or the “Member States.” In July 2015, Bolivia signed a protocol to become a full member of MERCOSUR, which remains subject to ratification by the congresses of Brazil, Paraguay and Bolivia. Upon approval, Bolivia will have a four-year period to gradually adopt MERCOSUR’s regulations.

Chile, Colombia, Ecuador and Peru are “Associate States” of MERCOSUR, having signed Free Trade Agreements (“FTAs”) with the trade bloc. In July 2013, Guyana and Suriname were admitted as new Associate States.

Under the Mercosur Treaty, the founding members of MERCOSUR originally pledged:

(1)	to create a full common market in goods, services and factors of production by eliminating or significantly reducing, in some cases over a period of years, import duties, tariffs and other barriers to trade among members; and

(2)	to establish common external tariffs for trade with non-members.

With the aim of transforming the region into a customs union, in December 1994, the founding members of MERCOSUR agreed to implement a common external tariff. The common external tariff regime took effect on January 1, 2001, however, each member was allowed to exclude certain items from the regime. The full implementation of the customs union has been deferred until 2024, as the exceptions period has been extended to allow Argentina and Brazil to maintain their list of exceptions until December 31, 2021, Uruguay until December 31, 2022, and Paraguay until December 31, 2023.

Since its establishment, MERCOSUR has entered into agreements with third parties to facilitate trade, including agreements: (i) establishing a free trade zone with Bolivia in 2006 and Chile in 2014; (ii) establishing a gradual free trade zone for certain goods between 2005 and 2020 with Colombia, Ecuador and Venezuela (which was agreed to prior to Venezuela’s membership); (iii) establishing a gradual free trade zone with Peru for certain goods between 2006 and 2021; (iv) eliminating tariffs beginning in 2008 and reducing tariffs beginning in 2009 with respect to certain goods traded with Cuba and India, respectively; and (v) eliminating tariffs for certain goods traded with Israel between 2009 and 2029. In accordance with MERCOSUR regulations, each of these agreements was negotiated by the Member States as a trade bloc.

In addition, as of the date of this prospectus, MERCOSUR and the European Union have re-launched negotiations relating to their 1995 framework agreement for the development of free trade.

Following a suspension of negotiations in 2004, MERCOSUR and the United States have also resumed negotiations relating to the hemisphere-wide Free-Trade of the Americas Agreement (FTAA) pursuant to the 1991 “Four Plus One” Agreement.” These negotiations are ongoing as of the date of this prospectus.

UNASUR

Unión de Naciones Sudamericanas (South American Union of Nations, or “UNASUR”), is a South American organization, formed by 12 South American countries to foster integration and unity among the countries and their people, with the aim of eliminating socioeconomic inequality by prioritizing political dialogue (including the “democracy clause,” which suspends the membership of any country in which a sovereign government is removed through undemocratic means) social policies, education, energy, infrastructure, finance and the environment. Within UNASUR, the Counsel of Economy and Finance is responsible for analyzing economic topics of regional interest such as international reserves, financial safety nets, trade and economic development.

Banco del Sur

Banco del Sur, or “BdS,” is a development bank formed by seven South American member countries of UNASUR, which include Argentina, Bolivia, Brazil, Ecuador, Paraguay, Uruguay and Venezuela.

On September 27, 2009, the presidents of each of the seven founding member countries signed the Convenio Constitutivo (Articles of Agreement) to create BdS. On September 7, 2011, Argentina’s Congress ratified the Articles of Agreement of BdS, which became effective in April 2012. BdS’s authorized capital is U.S.$20 billion, and the founding member countries agreed to provide U.S.$7 billion in initial capital. The Ministers’ Council of the BdS met for the first time on June 13, 2013.

Sovereign Territorial Dispute

Argentina reaffirms its legitimate sovereignty rights over the Malvinas, South Georgias and South Sandwich Islands and the surrounding maritime areas, which are an integral part of its national territory. Due to the fact that these archipelagoes are illegally occupied by the United Kingdom, they are subject to a sovereignty dispute, recognized by ten United Nations General Assembly (the “General Assembly”) resolutions, more than 30 resolutions of the Special Committee on Decolonization and numerous pronouncement of the OAS and other international organizations and regional and bi-regional forums. In particular, the General Assembly has recognized the existence of a sovereignty dispute between Argentina and the United Kingdom and has requested both governments to resume negotiations in order to find a peaceful solution as soon as possible.

Many regional and international organizations have reiterated the importance of Argentina and the United Kingdom complying with the provisions of Resolution 31/49 of the General Assembly, which calls upon both parties to refrain from adopting decisions that entail the introduction of unilateral modifications to the situation while the dispute resolution process recommended by the General Assembly is ongoing.

Despite the repeated calls for negotiations made by the international community, the United Kingdom not only persistently refuses to negotiate, but also continues to take unilateral actions over the disputed areas, including the exploration for and exploitation of renewable and non-renewable natural resources.

In March 2011, the Argentine Congress passed Law No. 26,659 (the “Hydrocarbons Exploration Law”), which establishes the conditions for hydrocarbon exploration and exploitation in the Argentine continental shelf. The Hydrocarbons Exploration Law prohibits natural and legal persons authorized to conduct activities in Argentina from carrying out unauthorized hydrocarbons exploration activities in the Argentine continental shelf, and disqualifies those who violate the Hydrocarbons Exploration Law for periods of five to 20 years. In 2013, a series of administrative sanctions were adopted by Argentina, including the banning of six companies involved in illegal hydrocarbon activities from operating in Argentina for 15 to 20 years.

Law No. 26,915, passed on November 27, 2013, amended the Hydrocarbons Exploration Law (specifically, the conditions applicable to hydrocarbon exploration and exploitation in the Argentine continental shelf), setting forth the liability, including criminal, civil and tax-related, of individuals and/or legal entities that conduct hydrocarbon exploration or exploitation activities on or below the sea bed of the Argentina territorial waters or continental shelf without the approval of the relevant Argentine authorities, in addition to all other pre-existing criminal penalties.

In April 2015, the Federal Court for Rio Grande commenced the first criminal proceedings under Law No. 26,915 against Rockhopper Exploration plc, Premier Oil plc, Falkland Oil and Gas Limited, Noble Energy Inc. and Edison International S.p.A. As of the date of this prospectus, such proceedings have not been concluded.

THE ARGENTINE ECONOMY

Economic History and Background

Background

In the late 1800s and early 1900s, Argentina enjoyed a period of great prosperity, with per capita GDP rising to the level of many Western European countries. During this period of growth, Argentina’s economy relied heavily on sustained international demand for its agricultural commodity exports.

The onset of the Great Depression and World War II, however, brought dramatic changes in the Argentine economy as a decline in world trade deprived the country of its main source of revenue. The Government responded to these developments with a major shift in economic policy, adopting a model of state-led capitalism and import substitution. Accordingly, state intervention in the economy became pronounced.

Beginning in the 1940s, the Government nationalized many basic industries and services and raised import barriers in a bid to make Argentina self-sufficient in industry and agriculture and to shelter its economy from foreign competition. Government involvement in sectors ranging from oil and electricity to telecommunications and financial services became significant.

Although in the 1950s a new era of worldwide prosperity began, the Government’s role in the economy remained significant and Argentina experienced relatively low growth in comparison with other developing countries.

Although manufacturing had become the largest component of the economy by the mid-1970s, the country’s exports continued to be dominated by agricultural products. During this period, the Argentine economy continued to grow at substandard levels.

In 1976, the Government began to shift away from the import-substitution model, lowering import barriers and liberalizing restrictions on foreign borrowings. The adoption of a crawling-peg exchange rate regime by the Central Bank induced appreciation of the peso and incurrence of external indebtedness by the public and private sectors between 1977 and 1981. Despite this shift in policy, from 1981 through 1990, economic growth was undermined by:

•	political instability;

•	large subsidies of state-owned enterprises;

•	high inflation;

•	periodic devaluations of the currency;

•	an inefficient tax collection system; and

•	inefficient production.

From 1981 through 1990, the average annual real GDP contraction was 0.7%. The Government financed its fiscal deficits during this period primarily through Central Bank credit and loans from foreign bilateral and multilateral creditors. The increase in Central Bank credit to the Government resulted in unchecked increases in the money supply that led to high levels of inflation. From 1981 through 1990, average annual inflation was 876.0%. Additionally, in 1982 the Government defaulted on its external debt.

During the 1980s, the Government adopted several economic plans in an effort to stabilize the economy. While these plans achieved some initial success, they ultimately failed and the continued high levels of state intervention in the economy inhibited its competitiveness. These factors, combined with high levels of inflation, frequent changes in Government policy and financial market instability, prevented the Argentine economy from achieving real growth.

Liberalization of the Economy. In mid-1989, the Menem administration inherited an economy suffering from hyperinflation and in deep recession. Relations with external creditors were strained, commercial bank debts had been subjected to two restructurings and were again accumulating past-due interest, IMF and World Bank programs had lapsed and payments to the World Bank and the IADB were frequently late. The immediate objectives of the Menem administration were to stabilize prices and improve relations with external creditors.

Following several unsuccessful efforts to stabilize the economy and end hyperinflation, the Menem administration adopted an economic program that sought to liberalize the economy and impose monetary discipline. The new economic program, which came to be known as the Convertibility Regime, was centered on the Convertibility Law of 1991 and related measures. Its principal features were the following:

•	a fixed exchange rate regime that pegged the peso to the U.S. dollar and tied the monetary base to international reserves, limiting the Central Bank’s monetary policy tools;

•	privatization, deregulation and trade liberalization programs; and

•	the improvement of relations with external creditors (including by refinancing a substantial portion of the Government’s debt through the Brady restructuring in 1992).

The Convertibility Regime and the Government’s free-market initiatives temporarily achieved price stability, increased the efficiency and productivity of the Argentine economy and attracted significant foreign investment. Real GDP grew 9.1% in 1991 and 7.9% in 1992. From 1993 through 1998, real GDP grew at an average annual rate of 4.8%, despite a 2.8% contraction in 1995 largely attributable to the capital flight triggered by the Mexican financial crisis of 1994.

The Convertibility Regime, however, had significant shortcomings, including the following:

•	Inflexible monetary policy. By stripping the Central Bank of its monetary discretion, the Convertibility Regime limited the use of monetary policy to stimulate the economy in response to downturns in economic activity.

•	Dependence on foreign capital. Any sharp reduction of foreign capital inflows, often triggered by factors beyond the Government’s control, threatened untimely contractions of the money supply. Argentina’s dependence on foreign capital was heightened by the opening of the Argentine economy to foreign trade, which resulted in significant trade deficits, and by the Government’s recurring fiscal deficits, which were heavily financed with foreign capital.

•	Vulnerability to external shocks. The dependence on foreign capital, coupled with the lifting of state controls on capital flows, made the Argentine economy vulnerable to external shocks.

•	Over-reliance on certain economic sectors. As a result of the real appreciation of the peso and the peso’s peg to the U.S. dollar, economic growth during this period was driven by the services sector, and in particular the financial and public services sectors, with production-based manufacturing and industrial sectors lagging behind. In addition, any contribution from the agricultural sector from increased volume of production was offset by declining international commodity prices.

•	Rising unemployment. Despite economic growth, the relative slow growth in labor intensive sectors such as construction and manufacturing increased unemployment levels.

The shortcomings of the Convertibility Regime became evident during the economic downturn triggered by the Mexican financial crisis of 1994. The collapse of Mexico’s crawling-peg exchange rate undermined investors’ confidence in emerging markets and raised doubts about the sustainability of the Convertibility Regime. This loss of confidence triggered a sharp reduction in net capital inflows, which turned into net capital outflows in 1995, causing a liquidity crisis in the Argentine banking system. As a result, Argentina experienced its first economic contraction since the Convertibility Regime had been implemented.

Following the Mexican crisis, Argentina’s economy resumed the levels of growth it had recorded in the first half of the 1990s. From 1996 through 1998, GDP increased at an annual average rate of 5.8%. However, the Government relied heavily on borrowings, first from external sources and ultimately from the local banking system and the newly-organized private pension funds, to finance the deficit. Beginning in the last quarter of 1997, external factors, including regional financial crises in Asia and Russia, rising U.S. interest rates and falling commodity prices, caused the capital flows to turn negative, economic activity to decline sharply, ultimately precipitating the economic crisis of 2001.

The Crisis and Beginning of Recovery: 2001 and 2002

During the last six months of 2001, the growing perception that a devaluation of the peso was imminent triggered a massive run on bank deposits and a significant acceleration of capital flight from the Argentine economy. Total deposits in the Argentine banking system fell by 20.3% in the last six months of 2001 and the Central Bank’s international reserves fell by 42.1% in the same period.

In a last bid to safeguard the Convertibility Regime and avert the collapse of the banking sector, in December 2001, the Government imposed strict per-person, per-month limits on bank withdrawals (known as the corralito), effectively limiting the ability of depositors to withdraw approximately U.S.$60 billion in peso and dollar demand deposits from the financial system. It also imposed strict foreign exchange restrictions in Argentina. Shortly thereafter, the Government announced that it would defer interest and principal payments on a substantial portion of the Government’s debt.

Massive social unrest led to the early resignation of President de la Rúa’s administration and triggered a political crisis that culminated with the election of Mr. Eduardo Duhalde as president in January 2002. Congress passed the Public Emergency and Reform Law of 2002 (the “Public Emergency Law”) which formally terminated the parity between the peso and the U.S. dollar and brought the Convertibility Regime to an end. Through the enactment of the Public Emergency Law and a series of decrees, the Duhalde administration took the following measures:

•	ratified the suspension of payments of Argentina’s sovereign debt except for debt with multilateral credit agencies;

•	eliminated the dual exchange rate system adopted immediately following the end of the Convertibility Regime and replaced it with a single exchange rate that allowed the value of the peso to float against other currencies, resulting in a 240.1% increase in the U.S. dollar-peso exchange rate in 2002;

•	ordered the “asymmetric” conversion into pesos (known as “pesification”) of certain U.S. dollar-denominated assets and liabilities at the following exchange rates: Ps. 1.00 per U.S.$1.00 for private sector debt (individual and corporate U.S. dollar-denominated debt) with financial institutions and other creditors, Ps. 1.40 per U.S.$1.00 for all U.S. dollar-denominated public sector debt instruments in the portfolios of national and provincial financial institutions’ portfolios and Ps. 1.40 per U.S.$1.00 for all U.S. dollar-denominated bank deposits;

•	amended the charter of the Central Bank to allow it to print currency, make certain short-term advances to the Government and act as a lender of last resort to financial institutions experiencing liquidity difficulties; and

•	imposed further restrictions on bank withdrawals (known as the corralón) until December 2002, which effectively froze all term deposits and subjected them to mandatory restructuring.

Additionally, further restrictions on foreign exchange transactions were introduced in 2002, including:

•	limits on the amount of U.S. dollars that could be held per month in bank accounts;

•	limits on transfers of foreign currency outside of Argentina; and

•	restrictions on foreign trade transactions.

The economic crisis peaked during the first six months of 2002. During this period, economic activity collapsed with the largest contraction in the level of economic activity in Argentine history, fiscal revenues fell, inflation rose significantly and the financial system’s liquidity crisis worsened. In addition to the controls over the foreign exchange market, the Government imposed mandatory repatriation of export proceeds. Strict foreign exchange controls, together with a significant surplus in the country’s trade balance, ensured a supply of foreign currency to the market and resulted in the appreciation of the peso in the second half of the year.

By the middle of 2002, the policy of combining the sale of international reserves with the tightening of controls over the foreign exchange market and capital movements succeeded in stabilizing the peso. As the domestic currency stabilized, inflationary pressures declined. This, combined with the expansion of the monetary base, permitted a gradual stabilization of interest rates, which had sharply increased following the end of the Convertibility Regime.

During the last six months of 2002, real GDP contraction had slowed to 6.7%, as compared to the last six months of 2001, and Argentina recorded a U.S.$5.0 billion surplus in its current account. As of December 31, 2002:

•	the peso had appreciated to Ps. 3.36 per dollar, compared to a low of Ps. 3.87 on June 26, 2002;

•	inflation, as measured by INDEC CPI, was 8.0% for the six month period ended December 31, 2002, compared to 30.5% for the six-month period ended June 30, 2002. In 2002, inflation, as measured by INDEC CPI was 40.9% and as measured by the wholesale price index (“WPI”) was 118.0%, which, although significant, was relatively low in comparison to the more than 240.1% depreciation of the peso against the U.S. dollar during that year; and

•	the Central Bank’s international reserves had increased to U.S.$10.5 billion, from U.S.$9.6 billion on June 30, 2002.

Despite the improvement in economic conditions during the last six months of 2002, overall GDP declined 10.9% for the year compared to 2001.

To prevent the continued appreciation of the peso, the Central Bank eased certain of the foreign exchange restrictions imposed between November 2002 and January 2003. The improved economic conditions, in particular the reduction in capital flight from the Argentine economy, also allowed the Government to begin lifting restrictions on bank withdrawals in November 2002.

By the end of 2002, the economy seemed to have bottomed out from the crisis and the recession that began in 1998. However, the recovery was set against extremely depressed levels of economic activity, similar to those of the early 1990s. In addition, the recovery was the result of a set of economic policies aimed mainly at managing the crisis, but failed to include structural reforms needed to generate sustainable long-term economic growth.

The Kirchner Administration: 2003-2007

Néstor Kirchner became president of Argentina on May 25, 2003. The economic recovery that began in the last six months of 2002 continued during 2003, with GDP growing by 8.8% in 2003. This improvement was primarily a result of a growth in demand for Argentine exports, increased domestic production spurred by improved consumer and investor confidence and the substitution of imported products with domestic products. During the first year of the Kirchner administration, quasi-currencies (treasury bonds issued by the Argentine provinces during the economic crisis) were withdrawn from circulation and restrictions on bank deposits were lifted. In the same year, renewed confidence in the financial system was evidenced by a 24.0% increase in nominal terms in total bank deposits.

The Argentine economy continued to grow in 2004, 2005, 2006 and 2007 at rates of 9.0% (representing the rate of change from 2003 to 2004, calculated using data published by the INDEC prior to June 29, 2016), 8.9%,

8.1% and 9.0%, respectively. During this period, the international reserves of the Central Bank increased to Ps. 145.5 billion as of December 31, 2007, compared to Ps. 41.4 billion as of December 31, 2003. The Kirchner administration’s fiscal and trade policies aimed to generate a fiscal surplus as well as a trade surplus. In each of 2004, 2005 and 2006, Argentina recorded a trade surplus while the Government generated fiscal surpluses primarily through increased tax collections contributed by exports. Inflationary pressures increased in 2007 and through mid-2008 as a result of growing demand and continued supply constraints.

Fernández de Kirchner’s Administration: 2008-2015

Cristina E. Fernández de Kirchner, the wife of former President Néstor Kirchner, became president of Argentina on December 10, 2007, and was reelected in 2011, extending her term in office until December 2015.

The strong economic rebound that took place in Argentina between 2003 and 2007 began to fade during the first half of 2008. President Fernández de Kirchner sought a one-year extension of the Public Emergency Law in December 2007, which empowered the administration to govern a broad range of issues without congressional approval. The Fernández de Kirchner administration continued, and over time expanded, the interventionist economic policies of the prior administration, including expansionary fiscal and monetary policies aimed at maintaining economic growth rates, as well as price controls, tariff limits, subsidies and export taxes.

In March 2008, a series of hikes in export taxes on agricultural products sparked a five-month conflict with farmers. By the third quarter of 2008, the Argentine economy began to experience a downturn that was aggravated by the escalation of the global financial crisis. In November 2008, Congress approved a law nationalizing the private pension system in Argentina, under which the assets held by private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund as part of a new public system administered by the ANSES. Argentina experienced episodes of bank deposit withdrawals and capital outflows in 2008. The Central Bank raised interest rates to limit capital outflows from Argentina just as the economic downturn set in, which, in turn, exacerbated the downturn in the economy.

By mid-2009, public finances had rapidly deteriorated, with public expenditures growing at double the pace of revenue during the first half of the year as the Government attempted to limit the effects of the recession. Private estimates of economic activity showed contractions between 2.5% and 6.0% during the first six months of 2009. The Fernández de Kirchner administration lost control of both houses of Congress in the midterm legislative elections held in June 2009.

Although economic activity began to recover during the fourth quarter of 2009 due, in large part, to growth in industrial activity, public finances continued to weaken. Extraordinary revenue, including social security contributions and public transfers from government agencies such as the Central Bank and ANSES, played a key role in supporting the 19% rise in total public sector revenue in 2009. During 2009, however, social tension continued to increase. In response to opposition and left-wing union demands, the Government announced the extension of two anti-poverty programs—a family allowance for formal sector workers earning less than a monthly threshold and income support for informal sector workers and the unemployed.

In late 2009, the Government issued a Decreto de Necesidad y Urgencia (emergency decree) making foreign reserves held by the Central Bank available for external debt payments. Resistance from the Central Bank’s president, Mr. Martín Redrado, to transfer Central Bank reserves for this use led to a standoff between the administration and the Central Bank, which ultimately resulted in Mr. Redrado’s resignation in January 2010 and renewed concerns over governability, political stability and debt sustainability.

Inflationary pressures rose rapidly in early 2010 as the Central Bank initiated its practice of providing financing to the Government to cover a portion of the fiscal deficit. The INDEC reported that 12-month inflation had reached 9.1% in February 2010, while private surveys estimated that inflation had reached between 20 to 25% during the same period. At the same time, the economy began to show signs of recovery, as industrial output increased. The Argentine economy grew by 10.1% in 2010, reaching the highest level of growth since 2005. This growth was primarily driven by high commodity prices, a rapid rise in wages, the appreciation of the peso and higher levels of inflation, which spurred growth in construction and investments in durable equipment. Growth in private consumption was, to a significant extent, attributable to continued increases in Government subsidies and transfers during the year (including through the administration’s anti-poverty programs). In contrast, the current account deteriorated during 2010, with the current-account surplus falling from U.S.$8.2 billion in 2009 to a deficit of U.S.$1.5 billion in 2010, as the trade surplus, a key source of foreign currency, narrowed by more than 20% in 2010.

In June 2010, the Government conducted the 2010 Debt Exchange to restructure Untendered Debt, with an acceptance rate of 81%. Although approximately 92% of Argentina’s defaulted debt was restructured through its 2005 and 2010 Debt Exchanges, an aggregate principal amount of approximately U.S.$6.1 billion of Untendered Debt remained outstanding following these debt restructuring initiatives and litigation with the holdout creditors continued.

The Central Bank continued its expansionary monetary policy in 2011, particularly through its purchases of foreign currency and lending to the Treasury. The Central Bank additionally continued its sterilization efforts to support the peso through the issuance of Central Bank notes (LEBACs and NOBACs).

Shortly after her reelection in October 2011, the Fernández de Kirchner administration introduced a series of capital and foreign-exchange controls intended to increase foreign currency supply and reduce foreign currency demand. During the 12-month period ending in December 2011, capital outflows were estimated to have reached U.S.$25 billion, or nearly half of the Central Bank’s foreign reserves. As a result, demand for U.S. dollars increased, leading to an increase in the gap between the official and unofficial exchange rates.

Argentina also began to experience energy shortages in 2011, following years of very limited investment in the energy sector, as well as the electricity and natural gas tariff-freeze maintained since 2002 as part of the Government’s emergency measures. Between 2008 and 2011, subsidies to the energy and transport sectors had increased by 156% as the energy foreign trade deficit grew. The public sector recorded a deficit of Ps. 30.7 billion in 2011 compared to a public-sector surplus of Ps. 3.1 billion in 2010.

With the support of Congress, which came under the control of President Fernández de Kirchner’s party with the October 2011 general election, the Government continued its interventionist policies in 2012. In the wake of narrowing fiscal and external surpluses and slowing economic activity, in April 2012, the Government announced an amendment to the Central Bank’s charter, which increased its discretion in policymaking and provided it with additional tools to intervene in the financial system, including in pursuit of its new aim of promoting economic growth with social equity. In May 2012, Congress approved the administration’s bill to nationalize 51% of the shares of the country’s largest oil company, YPF S.A. (“YPF”) which was majority-owned by Spain’s Repsol S.A. (“Repsol”).

In mid-2012, new restrictions on the purchase of foreign currency were introduced. The Government’s attempts to shore up foreign reserves were primarily driven by its dual goals of accumulating U.S. dollars to service its external debt obligations and maintaining a buffer to avoid a currency run in the event of a deterioration of global market conditions or sharp slowdown of domestic economic activity.

There was a marked deceleration of economic activity in 2012, as real GDP contracted by 1.0%, compared to an expansion of 6.0% in 2011. The year was also marked by rising social unrest, with major antigovernment protests held across the country and the first 24-hour general strike since 2003, reflecting growing dissatisfaction with the sharp economic slowdown, persistent high inflation and increasingly restrictive foreign-exchange controls.

During 2012, the primary balance fell sharply to a deficit of Ps. 4.4 billion—the first deficit since 1996—from a surplus of Ps. 4.9 billion in 2011, as expansionary fiscal policies that relied in part on Central Bank financing failed to prevent an economic slowdown and a decrease in tax revenue growth. The overall fiscal deficit represented an estimated 2.1% of GDP in 2012.

Facing continued social unrest, in June 2013, the Fernández de Kirchner administration announced an increase in social transfers through two programs providing child allowances to households based on certain income thresholds. In an ongoing attempt to stem inflation, in June 2013, the Government announced price freezes that covered approximately 500 products (including food, beverages, cleaning products and toiletries) for an initial three-month period, which was subsequently extended through a series of price freezes into 2014. The economy experienced moderate growth in 2013, as real GDP grew 2.4% compared to the previous year. Nevertheless, the poverty rate is estimated to have increased above 20% during the same period.

In January 2014, the Central Bank allowed the peso to depreciate by a nominal 7% in one day—the largest correction to occur in a single day since the 2001-2002 crisis—as international reserves fell below U.S.$30 billion. Shortly thereafter, the Government announced an easing of certain foreign-exchange controls. In an effort to tame inflation, the Government also launched the Precios Cuidados program in January 2014, which established price controls on a broad range of basic household and other products.

In February 2014, the Government and Repsol reached an agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF shares. Such compensation totaled U.S.$5.8 billion payable by delivery of Argentine sovereign bonds with various maturities. The agreement, which was ratified by Law No. 26,932, settled the claim filed by Repsol with the ICSID.

In May 2014, the Government reached a settlement agreement with the members of the Paris Club, a group of sovereign creditors, in connection with outstanding debt owed to Paris Club members on which the Government had defaulted during the 2001-2002 economic crisis. In accordance with the terms of the agreement, the total outstanding debt will be canceled over a five-year period. See “Public Sector Debt—Debt Record—Paris Club.”

By mid-2014, INDEC data revealed that the Argentine economy was in recession. This data was based on the new methodology established by the INDEC in February 2014 in response to the IMF’s censure of Argentina in 2013 for failing to provide accurate statistics in accordance with the IMF’s articles of agreement. Although this new methodology brought the INDEC’s statistics closer to those estimated by private sources, differences between official data and private estimates remained.

In June 2014, the Government was constrained by an order of the District Court ruling that it make ratable payments to holdout creditors whenever it repays holders of its bonds issued pursuant to the 2005 and 2010 Debt Exchanges (the “2005 and 2010 Exchange Bonds”). The Government refused to comply with the District Court’s order and was prevented, by operation of the court’s injunction, from making payments to holders of certain of its restructured bonds issued under New York law. This event prevented Argentina from regaining access to the international capital markets, thereby increasing the risk of a balance-of-payment crisis.

In August 2014, a 24-hour general strike, triggered by increasing unemployment and a fall in real wages, halted public transport and key services. A trend in declining industrial output that began in the third quarter of 2013 continued through 2014, as the country’s manufacturing, mining and utilities sectors faced an erosion of consumer and business confidence, continued high inflation and waning demand from Argentina’s biggest export market, Brazil. By October 2014, the gap between the official and unofficial foreign currency exchange rates widened to 80%. In 2014, the fiscal deficit continued to grow, as total expenditure growth outpaced revenue growth, primarily as a result of an increase in the Government’s social benefit and pension payments.

Between mid-2014 and March 2015, the premium for U.S. dollars offered in the unofficial market narrowed from approximately 80% to 55%. This premium reduction reflected the temporary boost provided by a U.S.$10.3 billion three-year currency-swap agreement between the Central Bank and the People’s Bank of

China, as well as the Central Bank’s issuance of U.S. dollar-denominated local bonds. However, the Government failed to address underlying fiscal and external imbalances. During 2014, the overall fiscal deficit rose to Ps. 109.7 billion, representing a 70% increase compared to 2013. In total, primary spending rose by 41.8%, with transfers to the private sector, particularly in the form of energy subsidies and social aid, driving this expansion. Real GDP contracted by 2.5% in 2014.

With global capital markets closed to Argentina since the 2001 sovereign default, a trade surplus fueled by high international commodity prices remained the main source of foreign currency reserves for the Central Bank for over a decade. However, exports were undermined in 2014 by continuing external competitiveness problems, falling commodity prices and an economic slowdown in Brazil, Argentina’s primary market for manufactured exports. In total, export earnings fell by 10% in 2014. Although imports also fell substantially, the trade surplus narrowed to U.S.$6.0 billion. Inflows of foreign currency during 2014, including through currency swap agreements entered into by the Central Bank with the People’s Bank of China, increased international reserves, leading to the first annual increase in the balance of payments since 2010.

In 2015, the Government continued to spend heavily, prioritizing fiscal expansion ahead of the general election in October. The continued growth in Government spending contributed to a modest recovery of the Argentine economy beginning in the first quarter of 2015. Despite a deceleration of inflation, monetary expansion accelerated in the first half of 2015. During 2015, the monetary supply rose by 30.2%, compared to a 20.5% increase in 2014. The difference between 2014 and 2015 reflected a change in the Central Bank’s sterilization policy: in 2014, the Central Bank sterilized Ps. 94.6 billion and raised interest rates on Central Bank notes (LEBACs), whereas sterilization fell significantly to Ps. 8.7 billion during 2015 as a decrease in the LEBAC rate reduced investments by the financial system in Central Bank notes. In a move to boost consumption, in July 2015, the minimum wage was increased by 31.4%—the first major increase since September 2014.

By mid-2015, China had become an important trading partner (as Argentina’s second-largest export destination after Brazil) and source of foreign exchange, particularly in light of the Government’s inability to access the international capital markets. As a result, the depreciation of the renminbi led the Government to tighten foreign-exchange controls in August 2015, with a view to protecting its international reserves and avoiding a currency crisis. In an effort to avoid a peso devaluation before leaving office in December 2015, the Fernández de Kirchner administration further tightened foreign exchange controls and raised interest rates in November 2015.

Principal Government Policies and their Impact on Argentina’s Economy (2011-2015)

The Fernández de Kirchner administration failed to change policies that were introduced as temporary, emergency measures in response to the 2001-2002 economic crisis (including foreign exchange controls, export taxes and the freeze on electricity and natural gas tariffs). Increasing intervention by the Government in the economy through price controls and measures designed to discourage substitute imports, as well as exports of certain products, and an increased tax burden on productive activities had the effect of reversing the upward trend in the competitiveness of Argentina’s commodities exports and total manufacturing activities. At the same time, the expropriation of domestic corporations, strict capital controls and the related appreciation of the peso in real terms discouraged investment. The administration’s systematic use of expansionary monetary and fiscal policies throughout the business cycle promoted chronic high inflation. Domestic savings and the development of local capital markets were undermined by the imposition of negative real interest rates. The macroeconomic imbalances that resulted from inconsistent macroeconomic policies and the unresolved litigation with holders of Untendered Debt limited the Republic’s access to international capital markets, resulting in the Government’s growing dependence on Central Bank peso financing and the use of Central Bank foreign currency reserves to service public debt. President Fernández de Kirchner’s policies increasingly eroded businesses’ confidence in the Argentine economy, which resulted in a lack of investment, capital outflows and a significant decline in the Central Bank’s international reserves.

The principal government policies of the Fernández de Kirchner administration and their primary effects were as follows:

1.	Expansionary monetary policy and foreign exchange controls. An expansionary monetary policy and pervasive foreign exchange controls, coupled with an unwillingness to allow the peso to float freely, resulted in a real appreciation of the peso and a loss of competitiveness of Argentine production. The expansionary monetary policy fueled inflation (which grew from 9.5% in 2011 to 24.0% in 2014, as measured by the INDEC CPI, or from 23.3% in 2011 to 39.0% in 2014, as measured by the Province of San Luis CPI).

2.	Increased regulation to confront inflationary pressures. In response to accelerating inflation, the Fernández de Kirchner administration resorted to measures aimed at controlling supply, rather than reining in demand. These measures included discretionary subsidies, export restrictions and price controls. These measures created additional distortions in relative prices and deterred long-term investment in key sectors of the Argentine economy, including the energy sector.

3.	Discouraged investments. The real appreciation of the peso and foreign exchange controls adversely affected investment generally. In the energy sector, the lack of investment was exacerbated by the Government’s unwillingness to correct utility tariffs that had remained frozen for the Greater Buenos Aires Area (approximately 15 million inhabitants) since the 2001-2002 economic crisis. Argentina—once a net exporter of energy—became a net importer in 2011 with total energy imports of U.S.$6.5 billion in 2014 and U.S.$4.6 billion in 2015. The Government’s reluctance to adjust tariffs and its decision to subsidize energy consumption resulted in direct and indirect transfers to the energy sector, increasing from Ps. 50.3 billion in 2011 to Ps. 161.2 billion in 2015.

4.	Expanding public expenditures. Expanding expenditures by the public sector resulting from a policy of heavily subsidizing energy and transport, the increase in employment through the creation of public sector employment, a broadening of pension benefits and a significant expansion of social welfare benefits eroded the fiscal surplus created between 2003 and 2009, and resulted in rising primary fiscal deficits beginning in 2012 (0.2% of GDP), which, by December 2015, grew to 1.8% of GDP for 2015.

5.	Dependence on Central Bank financing. The Fernández de Kirchner administration relied on the Central Bank to finance a growing portion of the Government’s deficit (from a surplus of Ps. 4.9 billion in 2011 to a deficit of Ps. 104.8 billion in 2015). Advances to the Government further increased inflationary pressures, while the recurrent use of the Central Bank’s U.S. dollar-denominated reserves to make payment on the Government’s foreign debt caused international reserves to decline substantially. As of December 31, 2015, the Central Bank´s international reserves stood at U.S.$25.6 billion, compared to U.S.$46.4 billion as of December 31, 2011.

Macri Administration: 2015-Present

Presidential and congressional elections in Argentina took place on October 25, 2015, and a runoff election between the two leading presidential candidates was held on November 22, 2015, resulting in Mr. Mauricio Macri (from the Cambiemos coalition) being elected President of Argentina. The Macri administration assumed office on December 10, 2015.

Since assuming office, the Macri administration has announced and executed several significant economic and policy reforms, including:

•	Foreign exchange reforms. The Macri administration eliminated substantially all of the foreign exchange restrictions, including certain currency controls, that were imposed by the Fernández de Kirchner administration. These reforms are expected to provide greater flexibility and easier access to the foreign exchange market (MULC). See “Defined Terms and Certain Conventions—Exchange Rates and Exchange Controls—Exchange Controls” for a description of the principal measures adopted as of the date of this prospectus.

•	INDEC reforms. On January 8, 2016, based on its determination that the INDEC had failed to produce reliable statistical information, particularly with respect to CPI, GDP, poverty and foreign trade data; President Macri declared a state of administrative emergency for the national statistical system and the INDEC until December 31, 2016. On June 29, 2016, the INDEC published the INDEC Report including revised GDP data for the years 2004 through 2015. For more information, see “Presentation of Statistical and Other Information—Certain Methodologies.”

•	Financial policy. Soon after taking office, the Macri administration sought to settle the outstanding claims with the holders of Untendered Debt, and the Minister of the Treasury designed a debt restructuring and cancellation program with the aim of reducing the amount of outstanding Untendered Debt. In February 2016, the Republic entered into agreements in principle to settle outstanding claims with certain holders of Untendered Debt and put forward a proposal to other holders of Untendered Debt, including those with pending claims in U.S. courts, subject to two conditions: obtaining approval by the Argentine Congress and lifting the pari passu injunctions. On March 2, 2016, the District Court agreed to vacate the pari passu injunctions, subject to two conditions: first, the repealing of all legislative obstacles to settlement with holders of Untendered Debt, and second, full payment to holders of pari passu injunctions with whom the Government had entered into agreements in principle on or before February 29, 2016, in accordance with the specific terms of such agreements. On April 13, 2016, the District Court’s order was affirmed by the Second Circuit Court of Appeals. On March 31, 2016, the Argentine Congress repealed the legislative obstacles to the settlement and approved the Settlement Proposal. Argentina closed the April 2016 Transaction on April 22, 2016 and applied U.S.$9.3 billion of the net proceeds to satisfy settlement payments on agreements of holders of approximately U.S.$4.2 billion principal amount of Untendered Debt. Upon confirmation that the conditions set forth in its March 2, 2016 order had been satisfied, the District Court ordered the vacatur of all pari passu injunctions. Argentina subsequently issued bonds in aggregate amount of U.S.$2.75 billion on July 6, 2016.

•	Foreign trade reforms. The Kirchner and Fernández de Kirchner administrations imposed export duties and other restrictions on several sectors, particularly the agricultural sector. The Macri administration eliminated export duties on wheat, corn, beef, mining and regional products, and reduced the duty on soybean exports by 5%, from 35% to 30%. Further, a 5% export duty on most industrial exports was eliminated. With respect to payments for imports and services to be performed abroad, the Macri administration announced the gradual elimination of restrictions on access to the MULC for any transactions originated before December 17, 2015. Regarding transactions executed after December 17, 2015, no quantitative limitations remain in effect.

•	Fiscal policy. The Macri administration took steps to anchor the fiscal accounts, reducing the primary fiscal deficit by approximately 1.8% of GDP in December 2015 through a series of tax and other measures, and pursues a primary fiscal deficit target of 4.8% of GDP in 2016 through the elimination of subsidies and the reorganization of certain expenditures.

•	Correction of monetary imbalances. The Macri administration announced the adoption of an inflation targeting regime in parallel with the floating exchange rate regime and set inflation targets for the next three years. The Central Bank has increased sterilization efforts to reduce excess monetary imbalances and raised peso interest rates to offset inflationary pressure. However, inflation has remained high in 2016.

•

National electricity state of emergency and reforms. Following years of very limited investment in the energy sector, as well as the continued freeze on electricity and natural gas tariffs since the 2001-2002 economic crisis, Argentina began to experience energy shortages in 2011. In response to the growing energy crisis, President Macri declared a state of emergency with respect to the national electricity system, which will remain in effect until December 31, 2017. The state of emergency allows the Government to take actions designed to ensure the supply of electricity to the country, such as instructing the Ministry of Energy and Mining to design and implement, with the cooperation of all federal public entities, a coordinated program to guarantee the quality and security of the electricity system. In addition, through Resolution No. 6/2016 of the Ministry of Energy and Mining and Resolution No. 1/2016 of the Ente Nacional Regulador de la Electricidad (National Electricity Regulatory Agency), the Macri administration announced the elimination of a portion of energy subsidies in effect and a substantial increase in electricity rates. As a result, average electricity prices have already increased and could increase further. By correcting tariffs, modifying the regulatory framework and reducing the Government’s role as an active market participant, the Macri administration aims to correct distortions in the energy sector and stimulate investment. However, certain of the Government’s initiatives have been challenged in the Argentine courts and resulted in judicial injunctions or rulings limiting the Government’s initiatives.

This fiscal, monetary and currency adjustments undertaken by the Macri administration may subdue growth in the short term, but seek to guide the economy toward a sustained path for growth in the medium-term. Immediately after the foreign exchange controls were lifted on December 16, 2015, the dismantling of the multiple exchange regime resulted in the official peso exchange rate (available only for certain types of transactions) adjusting in value by 40.1%, as the peso-U.S. dollar exchange rate reached Ps. 13.76 to U.S.$1.00 on December 17, 2015. The Central Bank has since allowed the peso to float with limited intervention intended to ensure the orderly operation of the foreign exchange market. On December 31, 2016, the exchange rate was Ps. 15.85 to U.S.$1.00.

Gross Domestic Product and Structure of the Economy

GDP is a measure of the total value of final products and services produced in a country. Nominal GDP measures the total value of final production in current prices. Real GDP measures the total value of final production in constant prices of a particular year, thus allowing historical GDP comparisons that exclude the effects of inflation. Argentina’s real GDP figures are measured in pesos and are based on constant 2004 prices, as revised in the INDEC Report. Among other adjustments, in calculating GDP for 2004 the INDEC made changes to the composition of GDP that resulted in a downward adjustment of approximately 12% for that year. In calculating real GDP for subsequent years based on the revised 2004 GDP, the INDEC used deflators that are consistent with its revised methodology to calculate inflation. By understating inflation in the past, the INDEC had overstated growth in real terms.

The information set forth below in this section has been derived from statistics included in the INDEC Report.

The following table sets forth the evolution of GDP and per capita GDP for the periods specified, at current prices.

Evolution of GDP and Per Capita GDP

(at current prices)

	2011	2012	2013	2014	2015
GDP (in millions of pesos)(1)	Ps. 2,179,024	Ps. 2,637,914	Ps. 3,348,308	Ps. 4,579,086	Ps. 5,854,014
GDP (in millions of U.S. dollars)(1)	U.S.$ 527,580	U.S.$ 579,573	U.S.$ 611,129	U.S.$ 564,009	U.S.$ 631,574
Per capita GDP(1)	U.S.$ 12,786	U.S.$ 13,888	U.S.$ 14,481	U.S.$ 13,218	U.S.$ 14,643
Peso / U.S. dollar exchange rate(2)	4.13	4.55	5.48	8.12	9.27

(1)	GDP figures in this table are expressed in nominal terms.
(2)	Average nominal exchange rate for the period specified.

Source: INDEC and Ministry of the Treasury.

The following tables set forth information on Argentina’s real GDP, by expenditure, for the periods specified, at constant 2004 prices.

Composition of Real GDP by Expenditure

(in millions of pesos, at constant 2004 prices)

	2011		2012		2013		2014		2015
Consumption:
Public sector consumption	Ps.	81,035	Ps.	83,473	Ps.	87,916	Ps.	90,505	Ps.	96,649
Private consumption		501,647		507,217		525,675		502,764		520,536

Total consumption		582,682		590,690		613,591		593,270		617,185
Gross investment		153,584		142,718		146,057		136,190		141,421
Exports of goods and services		161,537		154,900		149,447		139,017		138,241
Imports of goods and services		192,160		183,074		190,183		168,350		177,962

Net exports/(imports)		(30,623)		(28,174)		(40,735)		(29,333)		(39,720)
Inventory provision		5,139		(1,748)		1,495		2,179		2,012
Statistical discrepancy		—		—		—		—		—

Real GDP	Ps.	710,782	Ps.	703,486	Ps.	720,407	Ps.	702,306	Ps.	720,898

Source: INDEC and Ministry of the Treasury.

Composition of Real GDP by Expenditure

(as % of total real GDP, at constant 2004 prices)

	2011	2012	2013	2014	2015
Consumption:
Public sector consumption	11.4%	11.9%	12.2%	12.9%	13.4%
Private consumption	70.6	72.1	73.0	71.6	72.2

Total consumption	82.0	84.0	85.2	84.5	85.6
Gross investment	21.6	20.3	20.3	19.4	19.6
Exports of goods and services	22.7	22.0	20.7	19.8	19.2
Imports of goods and services	27.0	26.0	26.4	24.0	24.7

Net exports/(imports)	(4.3)	(4.0)	(5.7)	(4.2)	(5.5)
Inventory provision	0.7	(0.2)	0.2	0.3	0.3
Statistical discrepancy	—	—	—	—	—

Real GDP	100.0%	100.0%	100.0%	100.0	100.0%

Source: INDEC and Ministry of the Treasury.

Evolution of Real GDP by Expenditure

(% change from previous year, at constant 2004 prices)

	2011	2012	2013	2014	2015
Consumption:
Public sector consumption	4.6%	3.0%	5.3%	2.9%	6.8%
Private consumption	9.4%	1.1%	3.6%	(4.4%)	3.5%

Total consumption	8.7%	1.4%	3.9%	(3.3)	4.0%
Gross investment	17.4%	(7.1)	2.3%	(6.8)	3.8%
Exports of goods and services	4.1	(4.1)	(3.5)	(7.0)	(0.6)
Imports of goods and services	22.0	(4.7)	3.9	(11.5)	5.7%

Net exports/(imports)	(1.192.4)	8.0	(44.6)	28.0	(35.4)
Inventory provision	(12.5)	(134.0)	185.5%	45.7%	(7.7)
Statistical discrepancy	—	—	—	—	—

Real GDP	6.0%	(1.0)	2.4	(2.5)	2.6

Source: INDEC and Ministry of the Treasury.

The following tables set forth information on Argentina’s gross investment, by expenditure, for the periods indicated, at constant 2004 prices.

Composition of Gross Investment (in millions of pesos, at constant 2004 prices)

	2011	2012	2013	2014	2015
Natural Resources and others(1)	487	495	528	529	537
Durable equipment for production
Machinery and equipment:
National	24,211	22,710	23,926	21,605	23,287
Imported	41,890	36,440	35,173	33,804	35,785

Total	66,101	59,151	59,099	55,408	59,072
Transport products
National	12,234	12,540	13,521	10,273	10,703
Imported	7,726	5,603	7,479	6,160	5,816
Total	19,961	18,143	21,000	16,433	16,519
Total durable equipment for production	86,062	77,294	80,099	71,841	75,591
Construction(2)	67,035	64,929	65,429	63,819	65,293

Total gross investment	153,584	142,718	146,057	136,190	141,421

(1)	Includes research and development and cultivated biological resources.
(2)	Includes mining exploration.

Source: INDEC and Ministry of the Treasury.

Composition of Gross Investment

(as % of total Gross Investment, at constant 2004 prices)

	2011	2012	2013	2014	2015
Natural Resources and others(1)	0.3%	0.3%	0.4%	0.4%	0.4%
Durable equipment for production
Machinery and equipment:
National	15.8%	15.9%	16.4%	15.9%	16.5%
Imported	27.3%	25.5%	24.1%	24.8%	25.3%

Total	43.0%	41.4%	40.5%	40.7%	41.8%
Transport products
National	8.0%	8.8%	9.3%	7.5%	7.6%
Imported	5.0%	3.9%	5.1%	4.5%	4.1%

Total	13.0%	12.7%	14.4%	12.1%	11.7%
Total durable equipment for production	56.0%	54.2%	54.8%	52.8%	53.5%
Construction(2)	43.6%	45.5%	44.8%	46.9%	46.2%

Total gross investment	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes research and development and cultivated biological resources.
(2)	Includes mining exploration.

Source: INDEC and Ministry of the Treasury.

Evolution of Gross Investment

(% change from previous year, at constant 2004 prices)

	2011	2012	2013	2014	2015
Natural Resources and others(1)	0.5%	1.6%	6.7	0.2	1.5
Durable equipment for production
Machinery and equipment:
National	21.2%	(6.2)	5.4	(9.7)	7.8
Imported	25.1%	(13.0)	(3.5)	(3.9)	5.9

Total	23.6%	(10.5)	(0.1)	(6.2)	6.6
Transport products
National	21.5%	2.5	7.8	(24.0)	4.2
Imported	41.9%	(27.5)	33.5	(17.6)	(5.6)

Total	28.7%	(9.1)	15.7	(21.7)	0.5
Total durable equipment for production	24.8%	(10.2)	3.6	(10.3)	5.2
Construction(2)	9.2%	(3.1)	0.8	(2.5)	2.3

Total gross investment	17.4	(7.1)	2.3	(6.8)	3.8

(1)	Includes research and development and cultivated biological resources.
(2)	Includes mining exploration.
Source:	INDEC and Ministry of the Treasury.

Overview of GDP

In 2011, Argentina’s real GDP increased by 6.0%, primarily as a result of (i) a 17.4% increase in gross investment, mainly due to a 24.8% increase in investments in durable equipment for production and an 9.2% increase in construction investments; and (ii) an 8.7% increase in total consumption, resulting from an 9.4%

increase in private sector consumption and a 4.6% increase in public sector consumption. These factors were partially offset by a 22.0% increase in imports, driven by the expansion of economic activity, which resulted in a negative trade balance.

In 2012, Argentina’s real GDP contracted 1.0%. This economic slowdown was attributed to local and external factors, primarily the deceleration of growth in developing economies, including Argentina’s principal trading partners, and an extended drought affecting agricultural production. Real GDP contraction in 2012 was primarily attributable to a 7.1% decline in gross investment resulting from a 10.2% decrease in investments in durable equipment for production and a 3.1% decrease in construction investments. However, this decline partially offset by an 8.0% increase in net exports.

Following GDP contraction in 2012, Argentina’s real GDP growth recovered in 2013 at a rate of 2.4%. Domestic demand in 2013 helped to offset weak demand from the rest of the world. Real GDP growth in 2013 was primarily driven by a 3.9% increase in total consumption, resulting from a 5.3% increase in public sector consumption and a 3.6% increase in private sector consumption, as well as a 2.3% increase in gross investment due to a 3.6% increase in investments in durable equipment of production and a 0.8% increase in construction investments.

In 2014, Argentina’s real GDP decreased by 2.5%, reflecting the impact of the deceleration of growth in developing economies on Argentina’s exports, growing uncertainty in the financial sector and fluctuations in foreign exchange rates. The contraction of economic activity in 2014 primarily resulted from a 6.8% decrease in gross investment, a 7.0% decrease in exports and a 3.3% decrease in total consumption.

Following GDP contraction in 2014, Argentina’s real GDP increased by 2.6% in 2015, reflecting a recovery in consumption, due to an improvement in the labor market and investment. Real GDP growth in 2015 was primarily driven by a 3.8% increase in gross investment, resulting from a 5.2% increase in total durable equipment of production and a 2.3% increase in construction, as well as a 4.0% increase in total consumption due to a 6.8% increase in public sector consumption and a 3.5% increase in private sector consumption.

Principal Sectors of the Economy

The following tables set forth the composition of Argentina’s real GDP by economic sector for the periods specified.

Real GDP by Sector

(in millions of pesos, at constant 2004 prices)

	2011		2012		2013		2014		2015
Primary production:
Agriculture, livestock, fisheries and forestry	Ps.	51,198	Ps.	44,606	Ps.	49,726	Ps.	51,269	Ps.	55,177
Mining and extractives (including petroleum and gas)		23,636		23,350		22,405		22,755		23,403

Total primary production		74,834		67,957		72,131		74,024		78,580

Secondary production:
Manufacturing		132,857		128,986		130,926		124,309		125,253
Construction		22,928		22,369		22,346		21,895		22,547
Electricity, gas and water		11,142		11,662		11,718		11,949		12,362

Total secondary production		166,927		163,018		164,990		158,152		160,161

Services:
Transportation, storage and communications		52,203		52,515		53,754		54,168		55,581
Trade, hotels and restaurants		109,505		106,916		109,311		102,447		105,370
Financial, real estate, business and rental services		96,231		97,645		98,924		97,803		99,726
Public administration, education, health, social and personal services		89,845		92,882		94,638		96,264		99,100
Domestic services(1)		3,975		4,154		4,247		4,259		4,285

Total services		351,760		354,112		360,875		354,941		364,062
Plus import duties less adjustment for banking service(2)		117,261		118,400		122,412		115,189		118,095

Total real GDP	Ps.	710,782	Ps.	703,486	Ps.	720,407	Ps.	702,306	Ps.	720,898

(1)	Includes services completed by domestic workers including caretakers, domestic servants and private chauffeurs.
(2)	The production figures in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. Import duties for purposes of determining real GDP are recorded under this line item.
Source:	INDEC and Ministry of the Treasury.

Real GDP by Sector

(as a % of real GDP, at constant 2004 prices)

	2011	2012	2013	2014	2015
Primary production:
Agriculture, livestock, fisheries and forestry	7.2%	6.3%	6.9%	7.3%	7.7%
Mining and extractives (including petroleum and gas)	3.3%	3.2%	3.1%	3.2%	3.2%

Total primary production	10.5%	9.7%	10.0%	10.5%	10.9%

Secondary production:
Manufacturing	18.7%	18.3%	18.2%	17.7%	17.4%
Construction	3.2%	3.2%	3.1%	3.1%	3.1%
Electricity, gas and water	1.6%	1.7%	1.6%	1.7%	1.7%

Total secondary production	23.5%	23.2%	22.9%	22.5%	22.2%

Services:
Transportation, storage and communication	7.3%	7.5%	7.5%	7.7%	7.7%
Trade, hotels and restaurants	15.4%	15.2%	15.2%	14.6%	14.6%
Financial, real estate, business and rental services	13.5%	13.9%	13.7%	13.9%	13.8%
Public administration, education, health, social and personal services	12.6%	13.2%	13.1%	13.7%	13.7%
Domestic services(1)	0.6%	0.6%	0.6%	0.6%	0.6%

Total services	49.5%	50.3%	50.1%	50.5%	50.5%
Plus import duties less adjustment for banking service(2)	16.5%	16.8%	17.0%	16.4%	16.4%

Total real GDP	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes services completed by domestic workers including caretakers, domestic servants and private chauffeurs.
(2)	The production figures in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. Import duties for purposes of determining real GDP are recorded under this line item.

Source: INDEC and Ministry of the Treasury.

In 2011, real GDP increased by 6.0%. Growth was primarily driven by the services sector, which increased by 6.4% and accounted for 49.5% of real GDP for 2011. Within the services sector, wholesale and retail trade and repairs experienced the highest growth. As compared to 2010, the primary production sector decreased by 3.5%, primarily as a result of a 5.8% decrease in mining and extractives, while the secondary production sector increased by 7.7%, primarily as a result of a 9.5% increase in construction.

In 2012, real GDP decreased by 1.0%. This contraction in economic activity was primarily due to the primary production sector, which decreased by 9.2% and accounted for 9.7% of real GDP for 2012, and the secondary production sector, which decreased by 2.3%, primarily as a result of a 2.9% decrease in manufacturing. As compared to 2011, the services sector increased by 0.7%, primarily driven by a 4.5% increase in domestic services.

In 2013, real GDP increased by 2.4%. Growth was primarily driven by the services sector, which increased by 1.9% and accounted for 50.1% of real GDP for 2013. Within the services sector, financial services experienced the highest growth. As compared to 2012, the primary production sector increased by 6.1%, primarily as a result of an increase in agriculture, livestock, fisheries and forestry, while the secondary production sector increased by 1.2%, primarily as a result of a 1.5% increase in manufacturing.

In 2014, real GDP decreased by 2.5%. This decline in real GDP was primarily driven by the services sector, which decreased by 1.6% and accounted for 50.5% of real GDP for 2014. Within the services sector, public administration services experienced the highest growth. As compared to 2013, the secondary production sector decreased by 4.1%, primarily as a result of a 5.1% decrease in manufacturing, while the primary production sector increased by 2.6%, primarily as a result of 3.1% growth in agriculture, livestock, fisheries and forestry.

In 2015, real GDP increased by 2.6%. Growth was primarily driven by the services sector, which increased by 2.6% and accounted for 50.5% of real GDP for 2015. Within the services sector, public administration experienced the highest rate of growth. As compared to 2014, the primary production sector increased by 6.2% and the secondary production sector increased by 1.3%.

The following table sets forth Argentina’s real GDP growth by sector for the periods specified.

Real GDP Growth by Sector

(% change from previous year, at constant 2004 prices)

	2011	2012	2013	2014	2015
Primary production:
Agriculture, livestock, fisheries and forestry	(2.4)%	(12.9)%	11.5%	3.1%	7.6%
Mining and extractives (including petroleum and gas)	(5.8)	(1.2)	(4.0)	1.6	2.8

Total primary production	(3.5)	(9.2)	6.1	2.6	6.2

Secondary production:
Manufacturing	7.7	(2.9)	1.5	(5.1)	0.8
Construction	9.5	(2.4)	(0.1)	(2.0)	3.0
Electricity, gas and water	4.7	4.7	0.5	2.0	3.5

Total secondary production	7.7	(2.3)	1.2	(4.1)	1.3

Services:
Transportation, storage and communication	5.4	0.6	2.4	0.8	2.6
Trade, hotels and restaurants	10.1	(2.4)	2.2	(6.3)	2.9
Financial, real estate, business and rental services	5.8	1.5	1.3	(1.1)	2.0
Public administration, education, health, social and personal services	3.8	3.4	1.9	1.7	2.9
Domestic services(1)	1.2	4.5	2.2	0.3	0.6

Total services	6.4	0.7	1.9	(1.6)	2.6
Plus import duties less adjustment for banking service(2)	9.1	1.0	3.4	(5.9)	2.5

Total real GDP	6.0%	(1.0)%	2.4%	(2.5)%	2.6%

(1)	Includes services completed by domestic workers including caretakers, domestic servants and private chauffeurs.
(2)	The production figures in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. Import duties for purposes of determining real GDP are recorded under this line item.

Source: INDEC and Ministry of the Treasury.

Primary Production

In 2015, the total primary sector production increased to Ps. 78.6 billion, or 6.2%, from Ps. 74.0 billion in 2014. The fishing sector increased by 2.5%, from Ps. 2.18 billion in 2014 to Ps. 2.24 billion in 2015. The growth in primary sector production during the first half of 2015 was due to the expansion of the agricultural and livestock sector. The growth in the livestock sector was driven by an increase in domestic consumption and by better meat prices due to a decrease in international prices of agricultural products.

The following tables set forth Argentina’s primary production and growth for the periods specified.

Primary Production (in millions of pesos, at constant 2004 prices)

	2011	2012	2013	2014	2015
Agriculture, livestock and game	48,135	41,439	46,058	47,565	51,429
Fishing	1,745	1,756	2,157	2,184	2,239
Forestry, logging and related services	1,318	1,412	1,511	1,520	1,509
Mining and extractives (including petroleum and gas)	23,636	23,350	22,405	22,755	23,403

Total sector production	74,834	67,957	72,131	74,024	78,580

Source: INDEC and Ministry of the Treasury.

Primary Production

(% change from previous year, at constant 2004 prices)

	2011	2012	2013	2014	2015
Agriculture, livestock and game	(2.8)%	(13.9)%	11.1%	3.3%	8.1%
Fishing	5.2%	0.6%	22.9%	1.2%	2.5%
Forestry, logging and related services	0.5%	7.1%	7.0%	0.6%	(0.7)%
Mining and extractives (including petroleum and gas)	(5.8)%	(1.2)%	(4.0)%	1.6%	2.8%

Total sector production	(3.5)%	(9.2)%	6.1%	2.6%	6.2%

Source: INDEC and Ministry of the Treasury.

Agriculture, Livestock, Fisheries and Forestry

Argentina relies exclusively on its domestic supply for virtually all agricultural and livestock products, and is a major exporter of primary products, including cereals, grains, meat and fish. Crop production consists primarily of soy, corn and wheat. During the 2014 to 2015 season, soy, corn and wheat production represented 49.9%, 27.5% and 11.3% of total agricultural production, respectively. During 2015, Argentina’s agriculture, livestock, fisheries and forestry sector accounted for 7.7% of real GDP.

As of the date of this prospectus, the INDEC has not yet released revised segment-by-segment production and growth data for Argentina’s agriculture, livestock and hunting or forestry sectors for the years 2011-2015.

Mining and Extractives (Including Petroleum and Gas Production)

The mining and extractives sector consists primarily of precious and semi-precious metals, coal, petroleum and gas exploration and production. Historically, mining activity in Argentina has represented a small part of the economy, accounting for 3.2% of real GDP in 2015.

Argentina is the second largest producer of natural gas and the fourth largest producer of crude oil in Latin America, based on 2015 production, according to the 2016 edition of the BP Statistical Review of World Energy, published in June 2015. Since its expropriation of 51% of the shares of YPF, the Government has controlled YPF, which, as of December 31, 2015, held interests in 108 oil and gas fields in Argentina. YPF, in association with private partners, is also engaged in projects relating to the exploration and development of unconventional resources, including shale oil and gas, primarily in the Vaca Muerta formation located in the provinces of Neuquén and Río Negro. See “Role of the State in the Economy—Oil and Gas Industry,” “The Argentine Economy—Fernández de Kirchner’s Administration: 2008 2015,” “—Principal Government Policies and their Impact on Argentina’s Economy (2011-2015)” and “Macri Administration: 2015-Present.”

Argentina’s oil and gas industry and the energy sector became the target of intense regulation during the Kirchner and Fernández de Kirchner administrations, including price controls, export restrictions and other measures that maintained local prices below international price levels. Those same policies, when international oil prices dropped, resulted in subsidies being paid to oil producers to support domestic prices. These measures are in the process of being dismantled by the Marci administration.

Secondary Production

Manufacturing

Argentina’s manufacturing sector primarily consists of the production of food and beverages, chemical products and substances, common metals, rubber and plastic products, motor vehicles, trailers and semi-trailers and apparel. The 2001-2002 economic crisis that severely affected Argentina—with GDP contracting 10.9% in 2002—had a significant adverse effect on this sector. The adoption of import-substitution policies commencing in 2002 contributed to the growth of this sector by 4.8% on average each year. Between 2003 and 2008, growth was also fueled by growth of manufactured products, which became competitive due to the effects of the devaluation of the peso and investments aimed at stimulating production. The manufacturing of industrial products, such as chemical products, planes and ships, and agricultural products, such as crops and livestock, also contributed to exports during this period. In 2015, the manufacturing sector accounted for 17.4% of real GDP.

During 2011, the manufacturing sector grew by 7.7% compared to 2010. This increase was primarily driven by:

•	a 19.2% increase in machinery and equipment, accounting for 15.3% of the total growth in the manufacturing sector in 2011;

•	a 4.9% increase in food and beverage production, accounting for 15.3% of the total growth in the manufacturing sector in 2011; and

•	a 6.4% increase in the production of chemical products and substances, accounting for 10.4% of the total growth in the manufacturing sector in 2011.

During 2012, the manufacturing sector contracted by 2.9% compared to 2011. This decrease was primarily driven by:

•	a 9.9% decrease in machinery and equipment, accounting for 23.1% of the total contraction in the manufacturing sector in 2012;

•	an 8.2% decrease in the production of motor vehicles, trailers, and semi-trailers, accounting for 15.6% of the total contraction in the manufacturing sector in 2012; and

•	a 5.7% decrease in common metals , accounting for 14.9% of the total contraction in the manufacturing sector in 2012.

This decrease was partially offset by a 4.4% increase in the chemical product and substance sector and a 20.3% increase in entertainment and communication equipment.

In 2013, the manufacturing sector grew by 1.5% compared to 2012. This increase was primarily driven by:

•	a 5.2% increase in chemical products and substances, accounting for 45.7% of the total expansion in the manufacturing sector in 2013;

•	an 8.4% increase in the production of motor vehicles, trailers, and semi-trailers, accounting for 29.5% of the total expansion in the manufacturing sector in 2013; and

•	an 8.0% increase in non-metallic minerals, accounting for 22.2% of the total expansion in the manufacturing sector in 2013.

This increase was partially offset by a 5.0% decrease in the metal products sector.

During 2014, the manufacturing sector contracted by 5.1% compared to 2013. This decrease was primarily driven by:

•	a 20.6% decrease in the production of motor vehicles, trailers, and semi-trailers, accounting for 22.9% of the total contraction in the manufacturing sector in 2014;

•	a 12.3% decrease in the production of machinery and equipment, accounting for 15.3% of the total expansion in the manufacturing sector in 2014; and

•	a 13.6% decrease in metal products, accounting for 11.9% of the total expansion in the manufacturing sector in 2014.

During 2015, the manufacturing sector increased by 0.8% compared to 2014. This increase was primarily driven by a 3.5% increase in food and beverages, a 7.1% increase in rubber and plastic products and a 7.8% increase in furniture. This increase was partially offset by a 8.4% decrease in common metals production and an 11.8% decrease in motor vehicles, trailers, and semi-trailers.

Construction

There is a strong correlation between the evolution of real GDP and the construction sector, which primarily consists of residential projects. The construction sector accounted for 3.1% of real GDP in 2015.

In 2011, the construction sector grew by 9.5% compared to 2010, fueled by public sector investment in infrastructure projects and road construction, as well as private sector investment in residential housing and construction for commercial and industrial purposes. During 2011, the construction sector accounted for 3.2% of real GDP.

In 2012, the level of activity in the construction sector decreased by 2.4% compared to 2011, primarily due to a deceleration of overall economic activity. During 2012, the construction sector accounted for 3.2% of real GDP. Investment in construction in the hydrocarbons sector decreased in 2012, while construction activity in all other public and private sectors increased.

In 2013, the level of activity in the construction sector decreased by 0.1% compared to 2012. In 2013, the construction sector accounted for 3.1% of real GDP.

In 2014, the level of activity in the construction sector decreased by 2.0% compared to 2013, primarily due to unemployment in both the private and public sectors. In 2014, the construction sector accounted for 3.1% of real GDP.

In 2015, the level of activity in the construction sector increased by 3.0% compared to 2014, primarily due to an increase in private sector projects, which was partially offset by a decrease in public sector projects and construction activity in the hydrocarbons sector.

Electricity, Gas and Water

Electricity in Argentina is primarily produced from combined cycle (which uses both gas and steam turbines to produce electricity) and hydroelectric sources, with supplemental generation from gas, coal and nuclear plants. The electricity, gas and water sector represents a small fraction of the Argentine economy, accounting for 1.7% of real GDP in 2015.

Although electricity production in Argentina experienced positive growth between 2011 and 2014, the rates of growth decelerated during this period. Electricity production increased by 6.9%, 3.8%, 3.2%, 1.1% and 4.3%

in 2011, 2012, 2013, 2014 and 2015, respectively, in each case as compared to the previous year. During this period, Argentina relied in part on fuel imports to meet excess consumption needs. The following table sets forth information on Argentina’s electricity sector for the periods specified.

Principal Economic Indicators of the Electricity Sector

(in GW/hr, unless otherwise specified)

	2011	2012	2013	2014	2015
Production of electricity sector
Combined cycle	44,967	51,838	51,661	51,032	52,576
Hydroelectric	39,339	36,626	40,330	40,663	41,464
Other(1)	36,926	37,340	37,829	39,510	42,830

Imports(2)	2,412	423	342	1,390	1,655

Total generation	121,232	125,804	129,820	131,205	136,870

Consumption by economic sector
Industrial	35,918	36,611	38,141	38,025	41,025
Residential	35,080	36,464	38,821	40,387	42,079
Commercial	18,434	18,777	18,854	19,494	21,565
Others	9,492	10,705	9,749	9,936	10,501

Government	3,183	3,420	3,844	4,004	4,164

Total consumption	102,106	105,978	109,409	111,845	119,334

(1)	Includes diesel, wind, nuclear, gas, steam and solar energy.
(2)	Imports, primarily from Uruguay, to meet domestic demand in excess of domestic production.

n.a. = not available.

Source: INDEC and Ministry of the Treasury.

In December 2015, President Macri declared a state of emergency with respect to the national electrical system that is expected to remain in effect until December 31, 2017. The state of emergency will allow the Government to take actions designed to guarantee the supply of electricity to the country such as instructing the Ministry of Energy and Mining to design and implement, with the cooperation of all federal public entities, a coordinated program to guarantee the quality and security of the electricity system. In addition, the Macri administration announced the elimination of some energy subsidies currently in effect and a substantial increase in electricity rates. For more information, see ““—Economic History and Background—Macri Administration: 2015-Present” and “—Role of the State in the Economy—Oil and Gas Industry.”

The following table sets forth the imports and exports of fuel and energy for the periods specified.

Exports and Imports of Fuel and Energy

	2011		2012		2013		2014		2015
Total FOB exports (in millions of U.S. dollars)	U.S.$	82,981	U.S.$	79,982	U.S.$	75,963	U.S.$	68,407	U.S.$	56,788
Fuel and energy (in millions of U.S. dollars)		6,682		6,978		5,562		4,950		2,252
As a % of total FOB exports		8.1%		8.7%		7.3%		7.2%		4.0%
Change from previous year		21.7%		(3.6)%		(5.0)%		(9.9)%		(17.0)%

Total CIF imports (in millions of U.S. dollars)	U.S.$	73,961	U.S.$	67,974	U.S.$	74,442	U.S.$	65,230	U.S.$	59,757
Fuel and energy (in millions of U.S. dollars)		9,796		9,128		12,464		11,455		6,842
As a % of total CIF imports		13.2%		13.4%		16.7%		17.6%		11.4%
Change from previous year		30.2%		(8.1)%		9.5%		(12.4)%		(8.4)%

Net (imports) exports of fuel and energy (in millions of U.S. dollars)	U.S.$	(3,115)	U.S.$	(2,150)	U.S.$	(6,902)	U.S.$	(6,505)	U.S.$	(4,590)

Source: INDEC and Ministry of the Treasury.

Evolution of Exports and Imports of Fuel and Energy

(% change in volume from previous year)

	2011	2012	2013	2014	2015
Change in volume of exports	2.3%	(5.9)%	(3.7)%	(7.9)%	(1.5)%
Change in volume of imports	21.3%	(6.3)%	3.7%	(12.5)%	3.8%

Source: INDEC and Ministry of the Treasury.

Services

The services sector represents the largest portion of the Argentine economy, accounting for 49.5% of real GDP in 2011, 50.3% in 2012, 50.1% in 2013, 50.5% in 2014 and 50.5% in 2015.

The following tables set forth the composition and growth of the services sector for the periods specified.

Composition of Services Sector

(in millions of pesos, at constant 2004 prices)

	2011	2012	2013	2014	2015
Wholesale and retail trade and repairs	98,684	95,946	98,339	91,605	94,337
Transportation, storage and communication services	52,203	52,515	53,754	54,168	55,581
Real estate, business and rental services	71,232	70,809	71,328	70,964	72,546
Education, Social and health services	42,808	44,663	45,905	46,957	48,383
Financial services	25,000	26,836	27,596	26,839	27,181
Other community, social and personal services	18,548	18,874	18,611	18,253	18,597
Public administration	28,489	29,346	30,121	31,055	32,120
Hotels and restaurants	10,821	10,970	10,972	10,842	11,033

Domestic Services(1)	3,975	4,154	4,247	4,259	4,285

Total	351,760	354,112	360,875	354,941	364,062

(1)	Includes services completed by domestics workers including caretakers, domestic servants and private chauffeurs.

Source: INDEC and Ministry of the Treasury.

Growth of Services Sector

(% change from prior year, at constant 2004 prices)

	2011	2012	2013	2014	2015
Wholesale and retail trade and repairs	10.7%	(2.8)%	2.5%	(6.8)%	3.0%
Transportation, storage and communication services	5.4%	0.6%	2.4%	0.8%	2.6%
Real estate, business and rental services	4.4%	(0.6)%	0.7%	(0.5)%	2.2%
Education, Social and health services	4.1%	4.3%	2.8%	2.3%	3.0%
Financial services	9.8%	7.3%	2.8%	(2.7)%	1.3%
Other community, social and personal services	4.0%	1.8%	(1.4)%	(1.9)%	1.9%
Public administration	3.2%	3.0%	2.6%	3.1%	3.4%
Hotels and restaurants	5.1%	1.4%	0.0%	(1.2)%	1.8%
Domestic services(1)	1.2%	4.5%	2.2%	0.3%	0.6%

Total	6.4%	0.7%	1.9%	(1.6)%	2.6%

(1)	Includes services completed by domestics workers including caretakers, domestic servants and private chauffeurs.

Source: INDEC and Ministry of the Treasury.

Between 2011 and 2015, the services sector grew by 3.5%. This increase was primarily driven by growth in education and social and health services, which increased by 13.0%, public administration, which increased by 12.7%, and transportation, storage and communication services, which increased by 6.5% during this period.

In 2011, the services sector grew by 6.4% compared to 2010. This increase was primarily driven by growth in wholesale and retail trade and repairs, real estate, business, rental services and transportation, storage and communication services, including an increase in telecommunications stemming from the development of mobile technologies.

During 2012, the services sector grew at a decelerated rate of 0.7%, primarily due to a decline in wholesale and retail trade and repairs. In 2012, the services sector was the only sector that contributed positively to GDP growth, increasing as a percent of GDP from 49.5% in 2011 to 50.3% in 2012.

In 2013, the services sector grew by 1.9%. This increase resulted from growth in each sub-sector other than community, social and personal services and hotels and restaurants, with particular growth in education and social and health services, public administration and wholesale and retail trade and repairs.

In 2014, the services sector decreased by 1.6% compared to 2013. This decrease was primarily driven by the contraction of wholesale and retail trade and repairs.

In 2015, the services sector grew by 2.6% compared to 2014. This growth was primarily driven by the increase in wholesale and retail trade and repairs and real estate, business and rental services.

Telecommunications

The telecommunications sector has grown in terms of the total number of lines each year since 2001. Much of this growth has resulted from a substantial increase in the use of mobile communications, which have become increasingly common in Argentina as more affordable cellular phone plans have become available and consumers’ purchasing power has improved. The number of fixed wire lines has increased by 21.2% since 2001, while public phone lines fell by 44.3%. Between 2011 and 2015, the number of cellular phone lines continued to increase, although at lower rates than in previous years.

The table below reflects certain information regarding the telecommunications sector.

Summary of Telecommunications Sector

(in thousands of lines)

	2011	2012	2013	2014	2015(1)
Lines:(2)
Fixed wire(3)	9,631	9,664	9,787	9,854	9,881
Cellular(4)	57,854	58,308	60,086	61,527	63,219
Public phones	141	115	92	89	88

Total lines	67,626	68,088	69,965	71,471	73,188

(1)	Average for January-October 2015.
(2)	Annual average for each year indicated.
(3)	Lines in service.
(4)	Telephones in service.

Source: Ministry of Federal Planning, Public Investment and Services.

In October 2009, the Argentine Congress passed the Audiovisual Communication Services Law No. 26.522 (the “LSCA”) to replace the general legal framework under which the audiovisual media industry had operated in Argentina for approximately three decades. This law, which imposed restrictions on the ownership of licenses, was challenged by private companies operating in the audiovisual media industry on several grounds, including its encroachment on constitutional rights. On October 29, 2013, the Supreme Court of Argentina upheld the constitutionality of the LSCA.

On December 16, 2014, Congress passed Law No. 27,078 (the “Digital Argentina Act”), which partially repealed the existing National Telecommunications Law No. 19,798 and conditioned the effectiveness of Decree No. 764/00 (which had deregulated the telecommunications market) on certain new regulations. The most significant change to the former National Telecommunications system was the creation of a new public service referred to as “Public and Strategic Infrastructure Use and Access Service for and among Providers.” By characterizing this activity as a public service, providers (including audiovisual communication service providers) could be required to grant other “Information and Communication Technologies” (or “TIC,” the term used to refer to telecommunication services under the Digital Argentina Act) service providers access to network elements, related resources or services for such other TIC service providers to render their own services. Networks and infrastructure owners could be required to grant network access to competitors that had not made investments in their own infrastructure.

Until December 2015, the Argentine media industry was governed by the LSCA and the Digital Argentina Act, and subject to the oversight of two different enforcement agencies: (a) in the case of the audiovisual media industry, by the LSCA and its federal enforcement authority (the “AFSCA”), and (b) in the case of the telecommunications industry, by the Digital Argentina Act and its federal enforcement authority (the “AFTIC”).

On December 29, 2015, the Macri administration issued Decree No. 267/2015 (the “New Media Decree”) pursuant to which it intends, among other measures, to gradually converge the audiovisual media and telecommunications industries under the same regulatory framework. Among other things, the New Media Decree (i) creates a new National Communications Agency (“Enacom”), a self-governing decentralized entity under the Ministry of Communications, which replaces AFSCA and AFTIC as the authorities empowered to enforce the LSCA and the Digital Argentina Act; (ii) repeals and amends several provisions of the LSCA, including mandatory divestment requirements; and (iii) eliminates the restriction on providers offering open broadcasting television services and subscription television services in the same area.

Employment and Labor

Unemployment and Underemployment

The INDEC prepares a series of indices used to measure the social, demographic and economic characteristics of the Argentine population based on data generally collected in the Permanent Household Survey (Encuesta Permanente de Hogares, or “EPH”). Please see “Presentation of Statistical and Other Information—Certain Methodologies” for important information regarding the reliability of INDEC data.

The following table sets forth employment figures for the periods indicated.

Employment and Unemployment Rates(1)

	Fourth quarter of(*)		Third quarter of
	2013	2014	2015	2016
Greater Buenos Aires Area:
Labor force rate(2)	47.3%	46.5%	46.1%	48.0%
Employment rate(3)	44.3	43.2	43.4	43.2
Unemployment rate(4)	6.5	7.2	6.0	10.0
Underemployment rate(5)	8.1	10.0	9.7	11.5

Major interior cities:(1)
Labor force rate(2)	43.8	43.9	43.4	43.7
Employment rate(3)	41.1	41.0	40.9	40.8
Unemployment rate(4)	6.3	6.6	5.7	6.6
Underemployment rate(5)	7.4	8.0	7.5	8.5

Total urban:
Labor force rate(2)	45.6	45.2	44.8	46.0
Employment rate(3)	42.7	42.1	42.2	42.1
Unemployment rate(4)	6.4	6.9	5.9	8.5
Underemployment rate(5)	7.8%	9.1%	8.6%	10.2%

(1)	Figures are based on 28 major cities. The current methodology to measure EPH is applied to every major city except Rawson - Trelew, San Nicolás -Villa Constitución and Viedma - Carmen de Patagones, which are still being measured using the old methodology given the resource constraints of cities located in the interior of the country.
(2)	The labor force consists of the sum of the population that has worked a minimum of (i) one hour with remuneration, or (ii) 15 hours without remuneration during the week preceding the date of measurement plus the population that is unemployed but actively seeking employment.
(3)	To be considered employed, a person above the minimum age requirement must have worked at least one hour with remuneration or 15 hours without remuneration during the preceding week.
(4)	Unemployed population as a percentage of the labor force. The unemployed population does not include the underemployed population.
(5)	Underemployed population as a percentage of the labor force. Workers are considered underemployed if they work fewer than 35 hours per week and wish to work more.
(*)	Data for the fourth quarter of 2015 and 2016 are not available.

Source: INDEC and Ministry of the Treasury.

In January 2002, the Government implemented the Plan Jefes y Jefas de Hogar (Heads of Households Program). Under the Heads of Households Program, unemployed heads of households with one or more children under the age of 18 or with disabled dependents of any age receive Ps. 150 per month (an amount that has periodically been adjusted for inflation) in exchange for at least four hours of either community service or participation in other public works projects. Persons receiving benefits under the Heads of Households program are considered employed in the Government’s employment statistics, including in the tables presented in this section “Employment and Labor.” During the height of the economic crisis in the first three months of 2002, there were approximately 1.4 million beneficiaries in this program. As unemployment decreased and new programs were created to address other employment related matters such as adequate job training, the number of beneficiaries declined.

The Informal Economy

Argentina has an informal economy composed primarily of employees not registered with Argentina’s social security system but working in legitimate businesses and, to a lesser degree, in unregistered businesses. Because of its nature, the informal economy is difficult to track through statistical information or other reliable data.

A second and more modest segment of Argentina’s informal sector consists of economic activities that take place outside the formal economy or deviate from official norms for economic transactions. These include small businesses, usually those owned by individuals and families, which produce and exchange legal goods and services but may not have the appropriate business permits, report their tax liability, comply with labor regulations or have legal guarantees in place for suppliers and end users. As of the third quarter of 2015, the INDEC estimates that the informal economy decreased to 33.1% of the total labor force compared to 34.2% as of the third quarter of 2011.

The following table provides the estimated percentage of workers in Argentina’s formal and informal economies for the periods specified.

Formal and Informal Economies(1)

(as a percentage of total)

	2011	2012	2013	2014	2015
Formal	65.8%	65.4%	66.5%	65.7%	66.9%
Informal	34.2	34.6	33.5	34.3	33.1

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Figures presented here do not include participants in the Heads of Households Program and individuals under the age of 18.

Source: INDEC and Ministry of the Treasury.

Composition of Employment

During the first half of 2015, the total number of jobs in the secondary sector decreased by 0.2 percentage points compared to the first half of 2014. In the services sector, the total number of jobs increased by 0.1 percentage points during the first half of 2015 compared to the first half of 2014. Approximately half of this increase was due to the public administration sector. As of June 30, 2015, the services sector employed the majority of the Argentine labor force (approximately 73.6%), followed by the secondary production sector (representing approximately 21% of the labor force) and the primary production sector (representing approximately 5.3% of the labor force).

The following table sets forth employment figures by sector for the periods specified.

Employment

(% by sector) (1)

	As of December 31,				As of June 30,
	2011	2012	2013	2014	2015
Primary production:
Agriculture, livestock, fisheries and forestry	4.7%	4.6%	4.5%	4.6%	4.6%
Mining and extractives (including petroleum and gas)	0.7	0.7	0.7	0.7	0.8

Total primary production	5.4	5.3	5.3	5.3	5.3

Secondary production:
Manufacturing	15.8	15.6	15.5	15.6	14.9
Construction	5.6	5.4	5.2	5.4	5.3
Electricity, gas and water	0.8	0.8	0.8	0.8	0.8

Total secondary production	22.1	21.7	21.5	21.7	21.0

Services:
Transportation, storage and communication	6.7	6.7	6.7	6.7	6.6
Trade, hotels and restaurants	18.2	18.2	18.1	18.2	17.9
Financial, real estate, business and rental services	13.5	13.4	13.3	13.4	13.2
Public administration, education, health, social and personal services	33.9	34.5	35.0	34.5	35.9

Total services	72.4	72.9	73.1	72.9	73.6
Other	0.1	—	0.1	0.1	—

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Annual average for each year indicated.

Source: INDEC and Ministry of the Treasury.

Labor Regulation

During the 1990s, the Government implemented several labor reform packages designed to increase the flexibility of Argentina’s labor market and the collective bargaining process. The Government sought to remove regulations that inhibited employers’ ability to adjust their workforce to account for prevailing economic conditions, including through the removal of regulations requiring long-term employment contracts and severance payments. However, in response to the global financial crisis that began in 2008, the Government enacted a series of policies designed to protect employment in certain sectors deemed to be vital to the Argentine economy. In doing so, the Government took steps to reverse many of the reforms enacted in the 1990s.

Labor unions in Argentina continue to exercise significant influence in the collective bargaining process. Both local and federal unions have staged various strikes in recent years to protest for salary increases. Strikes and demonstrations tend to have brief but significant impacts on transportation, and succeed in bringing production in various sectors of the economy to a temporary halt, in most cases for periods of only a few days. In the past, several of these strikes were accompanied by violent demonstrations.

Wages and Labor Productivity

The Ministry of Employment and Social Security, through the Wage Council, sets a single minimum wage annually for all sectors of the economy, based on macroeconomic indicators such as GDP growth and inflation.

The minimum monthly wage for public and private employees was increased by approximately 27.0% in 2011, 19.3% in 2012, 25.2% in 2013, 27.4% in 2014 and 31.4% in 2015, in each case as compared to the previous year. In January 2014, the minimum wage was raised to Ps. 3,600, and increased again in September 2014 to Ps. 4,400. In 2015, the minimum wage further increased to Ps. 5,588.

In 2015, average monthly wages, in nominal terms, increased by 33.3% compared to 2014. Leading this wage increase was the mining and extractive sector, which increased wages by an average of 40.0% and the electricity, gas and water sector, which increased wages by an average of 36.0%. As of October 31, 2015, nominal wages increased by 26.7% in the formal private sector, 33.2% in the informal private sector and 32.4% in the public sector as compared to October 31, 2014. Between 2011 and June 30, 2015, the most significant increase in monthly nominal wages occurred in the financial services, insurance and real estate sector, which experienced a 180.8% increase in wages during this period.

The following table provides the average monthly nominal wage, by sector, for the years specified.

Average Monthly Nominal Wage by Sector

(in current pesos)

	2011		2012		2013		2014		First half of 2015
Goods:
Agriculture, livestock, fisheries and forestry	Ps.	5,456	Ps.	6,772	Ps.	8,952	Ps.	12,300	Ps.	13,511
Mining and extractives (including petroleum and gas)		18,226		21,937		27,787		37,290		49,644
Manufacturing		6,854		8,867		11,228		14,797		17,942
Construction		4,505		5,822		7,195		9,021		10,632
Electricity, gas and water		11,588		14,666		19,082		24,774		32,267

Total goods		7,711		9,752		12,409		16,389		20,119
Services:
Transportation, storage and communication		7,214		9,108		11,597		15,290		13,031
Trade, hotels and restaurants		4,046		5,323		6,745		8,879		10,737
Financial, real estate, business and rental services		7,347		9,453		11,951		15,966		20,631
Public administration, education, health, social and personal services		4,889		6,301		7,949		10,539		12,999

Total services		5,584		7,195		9,104		12,075		15,015
Other		3,747		4,848		6,749		8,872		11,035

Total	Ps.	5,681	Ps.	7,265	Ps.	9,421	Ps.	12,445	Ps.	15,389

Source: INDEC and Ministry of the Treasury, based on information provided by the INDEC.

The following table provides the average monthly minimum nominal wage of Argentine employees, including estimates for those employed in the informal economy, for the years specified.

Average Monthly Minimum Nominal Wage

(in current pesos)

As of December 31,	Average Monthly Minimum Wage	Average Cost of Basic Basket (1)		Average Monthly Minimum Wage (as a % of Average Cost of Basic Basket)
2011	Ps. 2,032	Ps. 1,329		Ps. 152.9
2012	2,423	1,521		159.3
2013	3,035	1,692		179.4
2014	3,867	n.a.	(2)	n.a.	(2)
2015	5,079	n.a.	(2)	n.a.	(2)

(1)	Average cost of a basket of essential goods and services for a “reference” family used to measure the poverty line. A “reference” family is considered a family of four: two adults, one male, age 35, and one female, age 31, and two children, ages 5 and 8.
(2)	The INDEC discontinued the publication of this information in 2014.

n.a. = not available.

Source: Ministry of Employment and Social Security and Ministry of the Treasury.

The following table provides the percentage change in the nominal wage of Argentine employees for the years specified.

Nominal Wage

	(% change from prior year)
	Private Sector		Public Sector	Total
	Formal	Informal
December 2011	35.8%	32.8%	9.7%	29.4%
December 2012	24.8	33.5	17.8	24.5
December 2013	25.2	27.7	26.2	25.9
December 2014	31.5	40.0	33.9	33.7
October 2015(1)	26.7%	33.2%	32.4%	29.4%

(1)	Data for the first ten months of 2015 as compared to the same period in 2014.

Source: Ministry of the Treasury, based on information provided by the INDEC.

Poverty and Income Distribution

In the second half of 2011, the population below the poverty line experienced a 3.4 percentage point reduction and the households below the poverty line experienced a 2.0 percentage point reduction as compared to the same period of 2010.

In the second half of 2012, 5.4% of the population (as compared to 6.5% in the same period of 2011) and 4.0% of households (as compared to 4.8% in the same period of 2011) in 31 urban centers (including Buenos Aires) lived below the poverty line. In the second half of 2002, during the crisis, 57.5% of the population lived below the poverty line, meaning a 52.1 percentage points reduction in the last decade. The INDEC discontinued the publication of poverty data for the years 2013, 2014 and 2015.

Until 2001, assessments of national poverty levels were based primarily on figures for the Greater Buenos Aires Area. Between 2001 and 2012, the Government collected poverty statistics for urban centers in addition to the Greater Buenos Aires Area. Additionally, the Government changed the frequency of calculating national poverty levels from a semi-annual spot analysis conducted in May and October to a constant analysis, with results published on a quarterly basis through 2012. During this period, the Encuesta Permanente de Hogares (Permanent Household Survey) collected data on a continual basis. The survey used four observation points, resulting in the gathering of quarterly data, with a view to providing information relating to the workforce in each relevant area. Until it discontinued publication of poverty data, the Government also provided quarterly information relating to poverty. Poverty data is not available for the years 2013, 2014 and 2015.

Poverty estimates depend on the relevant methodologies used to calculate poverty levels. There are a number of differences between the methods used by Argentina through 2012 and the methods used by other countries, including other MERCOSUR members. In particular, poverty estimates depend, in part, on inflation estimates. Because estimates regarding inflation in Argentina have differed in material ways, poverty estimates may also differ significantly. The Government relied on the INDEC’s data relating to poverty, which has differed materially from poverty data published by other sources. See “Monetary System—Inflation” for important information regarding the reliability of this data.

The measurement of poverty is based on a basket of goods and services (consisting primarily of food, clothing, transportation, health care, housing and education), which is considered the minimum necessary to sustain an individual. “Essential goods and services” in the basket that the Government has subsidized include natural gas, electricity, bus transportation and suburban and urban mass transportation, rail transportation, subway transportation, fuel and education. The method in use by Argentina in 2011 and 2012 for measuring poverty was adopted early in the 1990s. The prices of the basket were initially valued in 1985 and the monetary value of the items were updated on a monthly basis by applying the changes in consumer prices for the Greater Buenos Aires Area. This measurement only accounted for the metropolitan area of Buenos Aires until 2001, when a change in methodology expanded it to the rest of the country.

The following table sets forth the poverty levels in Argentina:

Poverty(1)

(% of population)

Second half of	Households	Population
2011	4.8%	6.5%
2012	4.0	5.4
2013	n.a.	n.a.
2014	n.a.	n.a.
2015	n.a.	n.a.

(1)	The poverty line is based on the estimated cost of a basket of essential goods and services during a given period, which varies depending on the characteristics of each individual and each household. For instance, men between the ages of 30 and 59 who earned less than Ps. 454.49 per month during December 2011 lived below the poverty line. For households, a family of four (two adults, one male age 35 and one female age 31, and two children ages 5 and 8) that earned in total less than Ps. 1,328.5 per month during December 2011 lived below the poverty line.

n.a. = not available.

Source: INDEC and Ministry of the Treasury.

From 2011 to June 30, 2015, the top 10% of the population in Argentina, in terms of annual income, contributed 1.9% less to the total national income and the top 20% contributed 2.2% less. During the same period, the bottom 40% of the population increased its contribution to the total national income by 1.3%. In the second quarter of 2015, the top 10% of the population in Argentina accounted for 28.2% of total national income and the top 20% of the population accounted for 44.4% of total national income. The table below sets forth figures on the distribution of income as of the dates specified.

Evolution of Income Distribution (% of total national income)

	Fourth quarter of				Second quarter of
Income group	2011	2012	2013	2014	2014	2015
Lowest 40%	14.4%	15.4%	15.6%	15.1%	15.2%	15.7%
Next 20%	15.5	16.3	16.1	15.8	16.0	16.2
Next 20%	23.0	23.8	23.6	23.4	23.5	23.7
Highest 20%	47.1	44.5	44.6	45.6	45.3	44.4
Highest 10%	30.2%	27.9%	28.1%	29.1%	28.8%	28.2%

Source: INDEC and Ministry of the Treasury.

The Government has taken measures to address growing poverty and unemployment in Argentina, although the impact of these measures on poverty has not yet been accurately measured given the lack of official data over the past years. The measures adopted between 2011 and 2015 include the following:

•	Several increases in social security payments to workers under the Heads of Household Program. Between 2011 to 2015, the Government increased social security payments by 164.9%. In May 2014, the Government expanded the number of workers eligible to receive these payments by raising the applicable salary limit;

•	Extension of the Programa de Empleo Comunitario (Community Employment Program), created in 2003, through which under qualified workers who are 16 years old or older are entitled to receive a monthly payment in exchange for assisting in a project run by one of the participating organizations. Beneficiaries of this program are not entitled to receive monetary assistance through any other governmental program;

•	Public sector job training for Heads of Households Program beneficiaries and Community Employment Program workers;

•	Periodic increases in the minimum monthly payment for beneficiaries of the public pension system;

•	Periodic increases in the minimum monthly wage for public and private employees;

•	A 27.5% annual increase in the salaries of public employees each year between 2011 and 2015;

•	Implementation of the Herramientas por trabajo (Tools for Work) program that provides unemployed Heads of Households Program beneficiaries with funds to purchase tools and materials and with technical assistance to develop their projects;

•	Certain beneficiaries of the Heads of Household Program determined to be in situations “of high vulnerability,” were transitioned to the Familias por la Inclusión Social (Families for Social Inclusion) program, which provides a variable monthly payment to beneficiaries of the Heads of Households Program who are living in poverty and have three or more children under the age of 19. Educational support and workshops that promote family and community development, as well as professional and educational assistance, also form part of the program. Beneficiaries who are actively searching for a formal job also receive employment and training insurance;

•	Increase in the budget allocated for the Argentine Jobs Program, which, among other things, promotes the development of sustainable production activities, funds jobs through cooperatives and provides funding for social investment programs;

•	Asignación Por Embarazo (Pregnancy Allowance), through which ANSES provides a monthly payment of Ps. 837 to pregnant women (as of December 2015) who meet certain requirements, including being unemployed (with an unemployed spouse), working in the informal economy (earning less than the minimum wage) or benefiting from the Argentine Jobs Program. A higher monthly payment is provided for disabled children;

•	Monotributo Social through which self-employed individuals are able to access health insurance benefits and the pension system, among other public benefits;

•	Jóvenes con más y mejor trabajo (Youth With More and Betters Jobs Program), through which unemployed individuals between the ages of 18 and 24 who have not completed primary or secondary school receive public assistance to allow them to complete their education, receive training, obtain practical experience in work environments, and/or receive a job placement;

•	Seguro de capacitación y empleo (Training and Employment Insurance), through which unemployed individuals who are 18 years old or older are entitled to receive a monthly payment, subject to their completion of primary and secondary school, and complete job training activities;

•	Expansion of the Programa Construir Empleo (Building Jobs Program) through which individuals 18 years or older who are unable to find employment receive public assistance and are placed in infrastructure jobs to develop or improve their construction skills;

•	Programa Intercosecha (Between Harvest Program), originally the Prórroga del Plan Interzafra program established in 2004, which provides assistance to permanent and temporary workers in the agricultural and agro-industrial sectors during periods between harvest seasons through job placements and the promotion of improved working conditions. Beneficiaries of this plan are not entitled to receive assistance through any other governmental program;

•	Programa de Respaldo a Estudiantes de Argentina, PROGRESAR (Supporting Argentine Students Program), which provides monthly payments to students between the ages of 18 and 24 who are either unemployed, work in the informal segment of the economy or whose salary falls below the minimum wage and whose family members face the same conditions;

•	Increase in the benefits provided to workers employed by businesses participating in the Programa de recuperación productiva (Productive Recovery Program), which was created in 2002 with the objective of supporting the wages of workers employed by struggling businesses. As of December 31, 2015, the number of workers receiving benefits through this program had risen to 76,529; and

•	The Programa de Crédito Argentino para la Vivienda Única Familiar (Credit Program for Family Living), “PRO.CRE.AR. BICENTENARIO” was implemented, through which 400,000 credit lines are expected to be opened between 2012 and 2016. The objective of the program is to provide for the living costs of Argentine residents based on their different socioeconomic conditions and family situations.

Role of the State in the Economy

State-Owned Entities

The Government carries out certain functions and commercial activities through state-owned and state-controlled enterprises, including the following:

•	Aerolíneas Argentinas S.A. (“Aerolíneas Argentinas”), the country’s largest airline and its affiliate Austral Líneas Aéreas Cielos del Sur S.A. (“Austral”),

•	Banco de la Nación Argentina, the national bank of Argentina;

•	Banco de Inversión y Comercio Exterior S.A. (“BICE”);

•	Agua y Saneamientos Argentinos S.A. (“AYSA”), which provides essential services of potable water and sanitation;

•	Correo Oficial de la República Argentina (“Correo Argentino”), the national postal service;

•	Energía Argentina S.A. (“ENARSA”), a state-owned energy company;

•	Operadora Ferroviaria S.E., the national railway company; and

•	YPF, a state-controlled energy company.

State Involvement in the Economy

Following the crisis of 2001 to 2002, the Government reversed a number of measures implemented during the 1990s to deregulate the economy and reduce government intervention. Through November 2015, the Government re-introduced several state controls, most notably the following:

•	the absorption and replacement of the former private pension system for a public “pay as you go” pension system, as well as the transfer of all resources previously administered by the private pension funds, including significant equity interests in a wide range of listed companies, to the FGS to be administered by the ANSES;

•	direct involvement in the oil and gas industry through the creation of ENARSA, the enactment of the Hydrocarbons Law (defined below) and the expropriation of 51% of the shares of YPF;

•	increased regulation of utility companies, including a continued Government-imposed freeze on utility rates;

•	the revocation of concessions for certain public services (including several railway lines and water services);

•	restrictions on capital transfers and other monetary transactions (see “Monetary System—Regulation of the Financial Sector”);

•	continued price controls on transportation and agricultural and energy products (see “The Argentine Economy—Primary Production”);

•	export tariffs on agricultural products (see “Balance of Payments—Trade Regulation”);

•	subsidies to the energy and transportation sectors (see “Public Sector Finances—National Public Accounts”); and

•	export regulations (see “Balance of Payments—Trade Regulation”).

Expropriation Measures

During the Fernández de Kirchner administration, the government adopted a series of expropriation and nationalization measures. In December 2008, Congress approved a law declaring that the shares of Aerolíneas Argentinas, Austral and their subsidiaries, Optar S.A., Jet Paq S.A. and Aerohandling S.A. were “of public interest” and therefore subject to expropriation in accordance with the Argentine Expropriation Law. Under the valuation guidelines established in the Argentine Expropriation Law, the Tribunal de Tasaciones de la Nación (National Valuation Tribunal), estimated that these entities had an aggregate negative value approximately ranging between U.S.$602.0 million and U.S.$872.0 million. For a discussion of related arbitration proceedings, see “Public Sector Debt—Legal Proceedings—ICSID Arbitration.”

Oil and Gas Industry

In response to declining output in the oil and gas sector between 2002 and 2006, the Government adopted measures intended to allow producers to increase internal supply and meet export commitments. These measures included tax incentives, access to areas for further hydrocarbon exploration and extraction and improved distribution and transport systems. The Government additionally imposed price controls on hydrocarbon products such as gas and oil, while subsidizing the oil and gas sector in order to compensate producers for their losses stemming from the price controls and ensure adequate supply in the Argentine domestic market. Transfers to the energy sector totaled Ps. 50.3 billion in 2011, Ps. 62.3 billion in 2012, Ps. 95.4 billion in 2013, Ps. 213.7 billion in 2014 and Ps. 161.2 billion in 2015. The following table shows the proved reserves of petroleum and natural gas in Argentina as of the dates specified.

Proved Reserves

	2011	2012	2013	2014	2015
Crude oil1)	393,996	374,289	370,374	380,028	380,730
Natural gas(2)	332,510	315,508	328,260	332,164	350,483

(1)	In thousands of cubic meters.
(2)	In billions of cubic meters.

n.a. = not available.

Source: Ministry of Planning, Secretary of Energy.

In 2011 and 2012, the Government took a series of measures to increase state regulation and involvement in the oil and gas industry. These measures include steps to expropriate a controlling stake of YPF, the country’s largest oil and gas company.

In April 2012, the Government intervened in YPF, the country’s largest oil and gas company, which was controlled by the Spanish group Repsol, and sent a bill to Congress to expropriate 51% of the shares of YPF. These actions were taken to address a marked decrease in oil and gas reserves resulting from low levels of past investment, which affected the Argentine oil and gas industry and caused an increase in oil and gas imports.

In April 2012, the Government decreed the removal of directors and senior officers of YPF, which was controlled by the Spanish group Repsol, and submitted a bill Congress to expropriate shares held by Repsol representing 51% of the shares of YPF. Congress approved the bill in May 2012 through the passage of Law No. 26,741 (the “Hydrocarbons Law”), which declared the production, industrialization, transportation and marketing of hydrocarbons to be activities of public interest and fundamental policies of Argentina, and empowered the Government to adopt any measures necessary to achieve self-sufficiency in hydrocarbon supply. As provided in the Hydrocarbons law, 51% of the expropriated shares are held by the Government and the remaining 49% have been split among the oil producing provinces of Argentina. The Hydrocarbons Law additionally provided for the expropriation of 51% of the shares of the gas distribution company, YPF GAS S.A. In February 2014, the Government and Repsol reached an agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF shares. Such compensation totaled U.S.$5.8 billion payable by delivery of Argentine sovereign bonds with various maturities. The agreement, which was ratified by Law No. 26,932, settled the claim filed by Repsol with the ICSID.

In August 2013, YPF and Chevron agreed to jointly exploit the unconventional hydrocarbons located in approximately 100 oil wells in the province of Neuquén. Additionally, YPF and the province of Neuquén agreed to extend YPF’s concession in the province for 35 years.

In July 2012, pursuant to the Hydrocarbons Law, the Government created a planning and coordination commission for the sector (the “Hydrocarbons Commission”). The Hydrocarbons Commission had the power to publish reference prices for crude oil and natural gas, monitor prices charged by private oil and gas companies and supervise investment in the oil sector. In December 2015, the Macri administration issued Decree No. 272/2015 dissolving the Hydrocarbons Commission, transferring its functions and authority to the Ministry of Energy and Mining. According to Decree No. 272/2015, all decisions adopted in the past by the Hydrocarbons

Commission remain valid until reversed or modified by the Ministry of Energy and Mining. The Ministry is carrying out a full review of the former Hydrocarbon Commission’s rules regarding registration and disclosure requirements applicable to companies operating in the oil and gas sector.

Concessions

During the 1990s, state-owned entities were partially privatized through Government concessions. The sectors of the economy in which the largest number of concessions were granted included communications, highway and road construction, transportation, and oil and gas exploration and production.

After the devaluation of the peso, in February 2002, the Duhalde administration instructed the Ministry of the Economy to renegotiate public services concession contracts through the authority of a newly formed commission for the renegotiation of contracts for public works and services (the “Concession Commission”). The Concession Commission was authorized to renegotiate concession contracts and establish new tariff structures for the public services involved, the improvement of those services and the increase in their security and profits. During the first phase of the renegotiations, out of the 61 total public service concession entities, 58 were required to present reports to the Concession Commission to allow it to evaluate the status of each concession. The three remaining public service concessions, Correo Argentino, Thales Spectrum (the company that administered Argentina’s airwaves) and Transportes Metropolitanos General San Martín S.A. (the company that operated the San Martín, Roca and Belgrano railways), were revoked. Since the formation of the Concession Commission, the Government has revoked four additional concessions.

During the period between the formation of the Concession Commission and December 10, 2015, few renegotiations of concession contracts were successfully completed and implemented, and tariff structures for public services remained generally unmodified other than certain adjustments to reflect increases in labor and operational costs. Although some agreements providing for tariff increases were reached in connection with electricity concessions and most gas distribution concessions, the implementation of such increases were deferred. To offset a portion of the losses incurred by concession companies due to the lack of tariff revenues, the Fernández de Kirchner administration transferred cash subsidies to these companies to cover operating expenses and assumed the debt of electricity companies relating to unpaid energy purchases.

Several arbitration proceedings relating to public utilities and other previously privatized public services have been brought before the ICSID by foreign entities that invested in Argentine utilities during the privatizations of the 1990s. For additional discussion of ICSID arbitration proceedings, see “Public Sector Debt—Legal Proceedings—ICSID Arbitration.”

Private-Public Partnerships

Since 2005, the private-public partnership (“PPP”) system established by Decree No. 967/2005 has provided for the formation of special purpose entities by private investors and the Government in connection with certain infrastructure projects. Under this system, the Government may make an “equity contribution” in the form of the right to utilize a public asset (e.g., a public road or public service). However, as of the date of this prospectus, no such entities have been formed under the PPP system.

On November 16, 2016, Congress enacted Law No. 27,328 which established a new PPP system. On February 20, 2017, the Macri administration issued Decree No. 118/2017, which regulated the new PPP system, repealed the previous PPP system established by Decree No. 967/2005 and declared all PPP projects of “national interest.”

In addition, the new private initiative regime established by Decree No. 118/2017 allows private investors, public entities, provinces, municipalities and the City of Buenos Aires to request Government approval for infrastructure projects. If approved, the initiator is granted a preferential right in the public bidding process launched in connection with such project. The new PPP system also fosters the direct or indirect involvement of SMEs, national corporations and national workforce, and will require that a minimum of 33% of all goods and services involved in the projects to be of national origin.

Environment

Beginning in 2002, Argentina has initiated various measures to regulate, monitor and improve environmental standards. The majority of these measures require industrial companies to meet more stringent safety standards. In addition, as a member of the Kyoto Protocol, Argentina has implemented various regulations aimed at curbing greenhouse gas emissions.

In 2002, the Ley General de Medioambiente (General Environment Law) was enacted, ratifying the formation of the Consejo Federal de Medioambiente (Federal Environmental Council), whose objective is to create a comprehensive environmental policy, coordinate regional and national programs and strategies for environmental management, formulate polices for the sustainable use of environmental resources, promote economic development and growth planning, supervise and conduct environmental impact studies, establish environmental standards, carry out comparative studies and manage the international financing of environmental projects.

Measures enacted to strengthen monitoring and enforcement to ensure compliance with environmental standards include the following:

•	Law No. 26,011, which was enacted in 2007, approved the Stockholm Agreement relating to persistent organic contaminants;

•	the Proyecto de Desarrollo Sustentable de la Cuenca Matanza - Riachuelo (Cuenca Matanza – Riachuelo Sustainable Development Program) earmarks a portion of its funds for use in purchasing computing equipment to strengthen the Autoridad de Cuenca Matanza Riachuelo (Cuenca Matanza Riachuelo Authority) under the supervision of the Secretaría de Ambiente y Desarrollo Sustentable de la Jefatura de Gabinete de Ministros (Department for Environmental and Sustainable Development of the Cabinet of Ministers);

•	Proyecto Nacional para la Gestión Integral de los Residuos Sólidos Urbanos (National Project for the Management of Urban Solid Waste) is the first national project aimed at implementing solutions to waste problems through sustainable measures. The project provides technical and financial assistance for the development of infrastructure and related systems as an incentive for provinces and municipalities to develop their own plans and comprehensive management systems;

•	Unidad de Medio Ambiente (Environmental Unit) supports sustainable industrial development in Argentina by promoting environmental factors as a means of improving efficiency and competitiveness; and

•	El Fondo integral para el Desarrollo Regional (FONDER) finances the development of productive activities and services focused on the needs of micro-, small- and medium-sized enterprises (“MSMEs”) and sectors with the aim of promoting job creation, increasing exports and developing local markets.

BALANCE OF PAYMENTS

Balance of Payments

Overview

The balance of payments accounts are used to record the value of the transactions carried out between a country’s residents and the rest of the world. Balance of payments accounts consist of two accounts: the current account, a broad measure of the country’s international trade, financial services and current transfers, and the capital and financial account, which measures the country’s level of international borrowing, lending and investment. From 2011 to 2015, the Republic’s balance of payments registered a deficit in each of the years between 2011 and 2015, with the exception of 2014, when it registered a surplus.

In 2015, the Republic’s balance of payments registered a U.S.$4.9 billion deficit. This deficit was primarily due to:

•	a U.S.$16.8 billion deficit in the current account, which represented a U.S.$8.8 billion deficit increase from the U.S.$8.0 billion deficit recorded in 2014;

•	a U.S.$13.2 billion surplus in the capital and financial account, which represented a U.S.$3.7 billion surplus increase from the U.S.$9.4 billion surplus recorded in 2014; and

•	a U.S.$1.3 billion deficit in errors and omissions, representing a U.S.$1.1 billion deficit increase from the U.S.$0.2 billion deficit recorded in 2014.

In 2015, the deficit in the current account was mainly the result of a change in the trade balance, which decreased from a surplus of U.S.$6.0 billion in 2014 to a deficit of U.S.$0.4 billion in 2015 with a 28.1% increase in the deficit in the non-financial services account. The change in the trade balance resulted from a 17.0% decrease in exports, which was partially offset by an 8.4% decrease in imports. The deficit of the financial services account increased by U.S.$1.3 billion as compared to 2014, mainly due to a 11.0% increase in dividend payments abroad and a 16% increase in interest payment outflows.

The capital and financial account registered deficits in 2011 and 2012 followed by surpluses in each of the years between 2013 and 2015. The 2015 surplus was primarily due to:

•	a U.S.$6.9 billion increase in inflows to the non-financial private sector, which increased from U.S.$59 million in 2014 to U.S.$7.0 billion in 2015;

•	a U.S.$4.4 billion increase in inflows to the Central Bank, which increased from U.S.$3.2 billion in 2014 to U.S.$7.6 billion in 2015; and

•	a U.S.$0.8 billion increase in inflows to other financial entities, which increased from U.S.$642 million in 2014 to U.S.$1.4 billion in 2015.

These increases were partially offset by a U.S.$8.3 billion decrease in the net inflows of the non-financial public sector, which changed from a U.S.$5.5 billion surplus in 2014 to a U.S.$2.9 billion deficit in 2015.

The following table sets forth information on the Republic’s balance of payments for the periods specified.

Balance of Payments (in millions of U.S. dollars)

	2011(1)		2012(1)		2013(1)		2014(1)		2015(1)
Current Account:
Exports of goods(2)	U.S.$	82,981	U.S.$	79,982	U.S.$	75,963	U.S.$	68,407	U.S.$	56,788
Imports of goods(3)		70,769		65,043		71,293		62,429		57,176

Trade balance		12,212		14,940		4,670		5,978		(388)
Non-financial services, net(4)		(2,235)		(2,985)		(3,708)		(3,063)		(3,925)
Financial services:
Interest, net		(3,092)		(3,597)		(3,628)		(3,855)		(4,473)
Dividends, net		(10,745)		(9,193)		(8,578)		(6,887)		(7,646)
Other income (expense)		(46)		(64)		(73)		(46)		(2)

Total financial services, net		(13,882)		(12,854)		(12,279)		(10,788)		(12,122)
Current transfers, net		(566)		(541)		(826)		(158)		(372)

Total current account		(4,471)		(1,440)		(12,143)		(8,031)		(16,806)
Capital and Financial Account:
Financial account:
Central Bank(5)		5,000		(2,000)		(2,000)		3,200		7,580
Other financial entities(6)		1,900		352		845		642		1,445
Non-financial public sector(7)		(2,138)		(3,015)		843		5,510		(2,855)
Non-financial private sector(8)		(6,792)		3,266		3,771		59		6,981

Total financial account		(2,030)		(1,397)		3,460		9,411		13,152
Capital account(9)		62		48		33		59		51

Capital and financial account		(1,968)		(1,349)		3,493		9,470		13,203
Errors and omissions		331		(516)		(3,174)		(244)		(1,330)

Balance of payments	U.S.$	(6,108)	U.S.$	(3,305)	U.S.$	(11,824)	U.S.$	1,195	U.S.$	(4,933)

Change in Gross international reserves deposited in the Central Bank(10)	U.S.$	(6,108)	U.S.$	(3,305)	U.S.$	(11,824)	U.S.$	1,195	U.S.$	(4,933)

(1)	Includes results of the 2005 and 2010 Debt Exchanges.
(2)	Exports are calculated on an FOB basis.
(3)	Imports are calculated on an FOB basis.
(4)	Includes import and export freight and insurance fees paid to non-residents.
(5)	Includes transactions between the Central Bank and foreign entities.
(6)	Includes operations of financial entities (other than the Central Bank) with respect to foreign creditors.
(7)	Includes operations of the national government, provincial governments, municipal governments and decentralized governmental organizations with respect to foreign entities, including principal and interest arrears, in the form of bonds, loans from international organizations, operations with the Paris Club and privatizations of state-owned entities.
(8)	Includes operations of the private sector with foreign parties and accrued payment obligations to foreign residents.
(9)	Includes certain non-recurring capital transfers (such as debt forgiveness or capital brought into Argentina by immigrants) and the transfer of certain non-financial assets or intangible assets (such as intellectual property).
(10)	Does not include the value of bonds issued by the Government and held as reserves by the Central Bank.

Current Account

The Republic’s current account consists of the merchandise trade balance, net non-financial services, net financial services and net current transfers. The current account registered deficits for each year between 2011 and 2015 period.

The most important drivers of the current account between 2011 and 2015 were:

•	increases in commodity prices in 2011 and 2012, followed by a decline in 2013-2015. In 2013 and 2014, the lower trade surplus resulted from a decline in external sales that exceeded the decrease in imports. In 2015, the trade deficit was mostly due to the evolution of prices, and to a lesser extent, to the deterioration of export volumes and the increase in the quantity of imports. While import prices decreased by 11.8%, price of exports fell by 15.6%. The volume of exports decreased by 1.5% while the volume of imports increased by 3.8%;

•	capital outflows due to interest and dividend payments; and

•	outflows due to increasing demand for non-financial services, mainly related to freight and passenger transportation, tourism and royalties.

In 2011, the current account registered a deficit due to a greater increase in imports than exports, resulting in a decrease in the trade surplus compared to 2010. The U.S.$1.0 billion increase in the deficit of the non-financial services account also contributed to the increasing deficit. Total financial services registered a U.S$13.8 billion deficit, showing a slight decrease as compared to 2010.

In 2012, the current account registered a deficit due to a deficit in total financial and non-financial services that was partially offset by a trade balance surplus. Imports decreased at a higher rate than exports, resulting in a higher trade balance as compared to 2011.

In 2013, the current account registered a U.S.$12.1 billion deficit, mainly as a result of a decrease in the trade surplus and an increase in the deficit of the non-financial services account, which was partially offset by a decrease in the deficit of the financial services account as compared to 2012. Imports increased by 9.6%, while exports decreased by 5.0%, resulting in a lower trade balance as compared to 2012.

In 2014, the current account registered a U.S.$8.0 billion deficit, as compared to the U.S.$12.1 billion deficit registered in 2013. This decrease in the deficit was mainly the result of a decrease in the deficit of the financial services account, an increase in trade balance and a reduction in the deficit of the non-financial services account.

In 2015, the current account registered a U.S.$16.0 billion deficit, as compared to the U.S.$8.0 billion deficit registered in 2014. The increase in the deficit was mainly the result of a decrease in the trade surplus, an increase in the deficit of the non-financial services account and an increase in the deficit of the financial services account as compared to 2014. Imports decreased by 8.4%, while exports decreased by 17.0%, resulting in a negative trade balance as compared to 2014.

Exports

In 2011, Argentine exports amounted to U.S.$83.0 billion, a 21.7% increase as compared to 2010. Prices increased in 2011 by 19.2% and export volumes increased by 3.4%. In the aggregate:

•	exports of primary products increased by 30.9%. This increase resulted from a 31.2% increase in prices and a 0.2% decrease in volumes;

•	exports of manufactured goods of agricultural origin increased by 22.1%. This increase resulted from an increase in both prices and volumes. Prices increased by 20.4% while volumes exported increased by 1.4%;

•	exports of manufactured goods of industrial origin increased by 20.8%. This increase resulted from an increase in both prices and volumes. Prices increased by 11.3% while volumes exported increased by 8.5%; and

•	exports of fuel and energy increased by 2.4%. This change resulted from an increase in prices, which was partially offset by a decrease in volume. Prices increased by 27.8% while volumes exported decreased by 19.9%.

In 2012, exports totaled U.S.$80.0 billion, representing a 3.6% decrease as compared to 2011, primarily due to a 5.9% decrease in export volumes, which was partially offset by a 2.4% increase in prices.

In 2012:

•	exports of primary products decreased by 4.0%. This decrease resulted from a reduction in both prices and volumes. Prices fell by 2.6% while volumes exported decreased by 1.4%;

•	exports of manufactured goods of agricultural origin decreased by 3.2%. This decrease resulted from a reduction in volumes, which was partially offset by an increase in prices. Prices increased by 7.1% while volumes exported decreased by 9.6%;

•	exports of manufactured goods of industrial origin decreased by 5.6%. This decrease resulted from a 7.1% reduction in volumes exported, which was partially offset by a 1.7% increase in prices; and

•	exports of fuel and energy increased by 4.4%. This growth resulted from a 8.9% increase in volumes exported, which was partially offset by a 4.1% decrease in prices.

In 2013, exports totaled U.S.$76.0 billion, representing a 5.0% decrease as compared to 2012, primarily due to a 3.7% decrease in export volumes and a 1.4% decrease in prices.

In 2013:

•	exports of primary products decreased by 6.7%. This decrease resulted from a 8.6% reduction in volumes exported, which was partially offset by a 2.1% increase in prices;

•	exports of manufactured goods of agricultural origin increased by 0.8%. This increase resulted from a 1.3% rise in prices and a 0.5% decrease in volumes;

•	exports of manufactured goods of industrial origin decreased by 5.7%. This reduction resulted from a 0.6% decrease in volumes exported and a 5.2% decrease in prices; and

•	exports of fuel and energy decreased by 20.3%. This reduction resulted from a 21.4% decrease in volumes and a 1.4% increase in prices.

In 2014, exports totaled U.S.$68.4 billion, representing a 9.9% decrease as compared to 2013, primarily due to a 7.9% reduction in export volumes and a 2.4% decrease in prices.

In 2014:

•	exports of primary products decreased by 19.9%. This decrease resulted from a reduction in both prices and volumes. Prices fell by 11.7% and volumes exported decreased by 9.3%;

•	exports of manufactured goods of agricultural origin decreased by 2.2%. This decrease resulted from a reduction in both volumes and prices. Volumes exported decreased by 1.5% and prices fell by 0.8%;

•	exports of manufactured goods of industrial origin decreased by 11.1%. This decrease resulted from a 12.4% reduction in volumes exported, which was partially offset by a 1.5% increase in prices; and

•	exports of fuel and energy decreased by 11.7%. This decrease resulted from a reduction in both prices and volumes. Prices fell by 5.7% and volumes exported decreased by 6.4%.

In 2015, Argentine exports totaled U.S.$56.8 billion, representing a 17.0% decrease as compared to 2014, primarily due to a 1.5% reduction in export volumes and a 15.6% decrease in prices.

In 2015:

•	exports of primary products decreased by 6.7%. This decrease resulted from an 18.6% fall in prices and a 14.7% increase in volumes exported;

•	exports of manufactured goods of agricultural origin decreased by 11.8%. This decrease resulted primarily from a 20.0% fall in prices, which was partially offset by an increase in volumes exported;

•	exports of manufactured goods of industrial origin decreased by 21.2%. This decrease resulted from a 2.5% fall in prices and a 19.2% reduction in volumes exported; and

•	exports of fuel and energy decreased by 54.2%. This decrease resulted from a 45.5% fall in prices and a 15.7% reduction in volumes exported.

Argentina’s main exports in recent years have been commodities such as soy and cereals, as well as processed agricultural products and industrial goods. In 2015, 64.4% of all exports were agricultural (either primary or processed).

The following tables set forth information on Argentina’s major export products for the periods specified.

Exports by Groups of Products(1) (in millions of U.S. dollars)

	2011		2012		2013		2014		2015
Primary products:
Cereal	U.S.$	8,153	U.S.$	9,530	U.S.$	8,312	U.S.$	5,237	U.S.$	4,845
Seeds and oilseeds		5,796		3,796		4,616		4,212		4,746
Copper		1,442		2,098		1,361		1,263		717
Fruits		1,171		1,024		1,071		968		751
Fish and raw seafood		1,033		990		1,182		1,256		1,179
Vegetables		736		699		451		507		461
Tobacco		378		370		325		265		195
Honey		224		215		213		204		164
Others		900		318		234		317		216

Total		19,833		19,040		17,766		14,229		13,274
Manufactured goods of agricultural origin:
Residues(2)		10,443		10,971		12,028		12,847		10,650
Oils and fats		6,837		5,929		5,182		4,316		4,702
Meat		2,107		1,942		2,008		1,935		1,444
Vegetable Products		1,377		1,370		1,287		1,020		1,109
Dairy food		1,473		1,296		1,450		1,305		862
Grain mill products		771		1,185		904		1,026		870
Drinks, alcoholic beverages and vinegar		964		1,033		987		938		928
Hides and skins		968		880		958		1,044		861
Others		2,736		2,177		2,198		1,986		1,861

Total		27,676		26,784		27,002		26,418		23,288
Manufactured goods of industrial origin:
Transport equipment		9,988		9,569		10,098		8,342		5,990
Chemicals		5,843		5,644		4,909		4,986		4,152
Basic metals		3,062		2,840		2,542		2,262		1,340
Stones and precious metals		2,734		2,567		2,054		2,070		2,530
Machines and equipment		2,440		2,371		2,277		1,880		1,360
Plastics		1,536		1,390		1,287		1,293		949
Maritime, fluvial and air transport vehicles		842		650		576		268		289
Paper, cardboard, and printed publications		734		524		486		449		387
Rubber and its manufactures		425		393		373		339		228
Others		1,187		1,233		1,033		888		715

Total		28,790		27,181		25,633		22,777		17,940
Fuel and energy:
Fuel		6,598		6,841		5,562		4,911		2,250
Energy		84		137		0		0		1
Total		6,682		6,978		5,562		4,911		2,251

Total exports	U.S.$	82,981	U.S.$	79,982	U.S.$	75,963	U.S.$	68,335	U.S.$	56,752

(1)	Measured on an FOB basis.
(2)	Residues refer to the byproducts left over from the processing of agricultural goods that can be resold for other purposes.

Source: INDEC and Ministry of the Treasury.

Exports by Groups of Products(1) (as % of total exports)

	2011	2012	2013	2014	2015
Primary products:
Cereal	9.8%	11.9%	10.9%	7.7%	8.5%
Seeds and oilseeds	7.0	4.7	6.1	6.2	8.4
Copper	1.7	2.6	1.8	1.8	1.3
Fruits	1.4	1.3	1.4	1.4	1.3
Fish and raw seafood	1.2	1.2	1.6	1.8	2.1
Vegetables	0.9	0.9	0.6	0.7	0.8
Tobacco	0.5	0.5	0.4	0.4	0.3
Honey	0.3	0.3	0.3	0.3	0.3
Others	1.1	0.4	0.3	0.5	0.4

Total	23.9%	23.8%	23.4%	20.8%	23.4%
Manufactured goods of agricultural origin:
Residues(2)	12.6%	13.7%	15.8%	18.8%	18.8%
Oils and fats	8.2	7.4	6.8	6.3	8.3
Meat	2.5	2.4	2.6	2.8	2.5
Vegetable Products	1.7	1.7	1.7	1.5	2.0
Dairy food	1.8	1.6	1.9	1.9	1.5
Grain mill products	0.9	1.5	1.2	1.5	1.5
Drinks, alcoholic beverages and vinegar	1.2	1.3	1.3	1.4	1.6
Hides and skins	1.2	1.1	1.3	1.5	1.5
Others	3.3	2.7	2.9	2.9	3.3

Total	33.4%	33.5%	35.5%	38.7%	41.0%
Manufactured goods of industrial origin:
Transport equipment	12.0%	12.0%	13.3%	12.2%	10.6%
Chemicals	7.0	7.1	6.5	7.3	7.3
Basic metals	3.7	3.6	3.3	3.3	2.4
Stones and precious metals	3.3	3.2	2.7	3.0	4.5
Machines and equipment	2.9	3.0	3.0	2.8	2.4
Plastics	1.9	1.7	1.7	1.9	1.7
Maritime, fluvial and air transport vehicles	1.0	0.8	0.8	0.4	0.5
Paper, cardboard, and printed publications	0.9	0.7	0.6	0.7	0.7
Rubber and its manufactures	0.5	0.5	0.5	0.5	0.4
Others	1.4	1.5	1.4	1.3	1.3
Total	34.7%	34.0%	33.7%	33.3%	31.6%

Fuel and energy:
Fuel	8.0%	8.6%	7.3%	7.2%	4.0%
Energy	0.1	0.2	—	—	—
Total	8.1	8.7	7.3	7.2	4.0

Total Exports	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Measured on an FOB basis.
(2)	Residues refer to the byproducts left over from the processing of agricultural goods that can be resold for other purposes.

Source: INDEC and Ministry of the Treasury.

Imports

In 2011, imports of goods increased by 30.2% to U.S.$74.0 billion from U.S.$56.8 billion in 2010. Nearly one-third of total imports were intermediate goods, and 18.4% were capital goods. Imports of fuel and energy increased by 105.6% and imports of motor vehicles for passengers increased by 24.8%.

In 2012, imports of goods decreased by 8.1% to U.S.$68.0 billion from U.S.$74.0 billion in 2011. 46.5% of total imports were intermediate and capital goods. Imports of fuel and energy decreased by 6.8% and imports of motor vehicles for passengers decreased by 4.2%, both types of imports together representing approximately 18.4% of total imports.

In 2013, imports of goods increased by 9.5% to U.S.$74.4 billion from U.S.$68.0 billion in 2012. Intermediate and capital goods represented 42.0% of total imports. Imports of fuel and energy increased by 36.5% and imports of motor vehicles for passengers increased by 31.8%.

In 2014, imports of goods decreased by 12.4% to U.S.$65.2 billion from U.S.$74.4 billion in 2013. Intermediate and capital goods represented 46.5% of total imports. Imports of motor vehicles for passengers decreased by 49.5%, imports of spare parts and accessories for capital goods decreased by 18.2% and imports of consumption goods decreased by 11.6%.

In 2015, imports of goods decreased by 8.4% to U.S.$59.8 billion from U.S.$65.2 billion in 2014. Intermediate and capital goods represented 49.9% of total imports. Imports of fuel and energy decreased by 40.3% and imports of motor vehicles for passengers decreased by 6.2%, while imports of spare parts and accessories for capital goods decreased by 3.0% and imports of consumption goods increased by 3.0%, in each case in terms of their U.S. dollar value.

The following tables set forth information on Argentina’s major import products for the periods specified.

Imports by Groups of Products(1) (in millions of U.S. dollars)

	2011		2012		2013		2014		2015
Machines, instruments and electric materials	U.S.$	19,366	U.S.$	17,533	U.S.$	18,808	U.S.$	16,795	U.S.$	16,928
Transport equipment		13,900		13,140		15,040		10,395		9,647
Industrial products		10,315		10,057		10,108		9,802		9,439
Mineral products		10,924		9,609		13,056		12,099		7,334
Plastic, rubber and manufactures		4,527		4,118		4,207		3,742		3,642
Common metals and manufactures		4,328		3,918		3,643		3,432		3,524
Optical instruments, medical-surgical precision equipment, watches and music equipment		1,748		1,708		1,762		1,699		1,892
Textiles and manufactures		1,840		1,588		1,524		1,385		1,425
Wood pulp, paper and paperboard		1,520		1,263		1,218		1,111		1,212
Commodities and other products		1,176		1,043		1,042		905		910
Feeding products, beverages and tobacco		1,023		998		944		897		873
Products of vegetable origin		570		598		623		618		643
Stone manufactures, plaster and cement, asbestos, mica, ceramic and glass		614		536		568		543		603
Footwear, umbrellas, artificial flowers and others		555		463		488		417		474
Live animals and products of animal origin		325		235		198		173		167
Other products		1,230		1,166		1,213		1,214		1,073

Total imports	U.S.$	73,961	U.S.$	67,974	U.S.$	74,442	U.S.$	65,229	U.S.$	59,787

(1)	Measured on a CIF basis. Figures presented in this table differ from those presented in the tables titled “Balance of Payments” because the latter were calculated on a FOB basis.

Source: INDEC and Ministry of the Treasury.

Imports by Groups of Products(1) (as % of total imports)

	2011	2012	2013	2014	2015
Machines, instruments and electric materials	26.2%	25.8%	25.3%	25.7%	28.3%
Transport equipment	18.8	19.3	20.2	15.9	16.1
Industrial products	13.9	14.8	13.6	15.0	15.8
Mineral products	14.8	14.1	17.5	18.5	12.3
Plastic, rubber and manufactures	6.1	6.1	5.7	5.7	6.1
Common metals and manufactures	5.9	5.8	4.9	5.3	5.9
Optical instruments, medical-surgical precision equipment, watches and music equipment	2.4	2.5	2.4	2.6	3.2
Textiles and manufactures	2.5	2.3	2.0	2.1	2.4
Wood pulp, paper and paperboard	2.1	1.9	1.6	1.7	2.0
Commodities and other products	1.6	1.5	1.4	1.4	1.5
Feeding products, beverages and tobacco	1.4	1.5	1.3	1.4	1.5
Products of vegetable origin	0.8	0.9	0.8	0.9	1.1
Stone manufactures, plaster, cement, asbestos, mica, ceramic and glass	0.8	0.8	0.8	0.8	1.0
Footwear, umbrellas, artificial flowers and others	0.8	0.7	0.7	0.6	0.8
Live animals and products of animal origin	0.4	0.3	0.3	0.3	0.3
Other products	1.7	1.7	1.6	1.9	1.8

Total imports	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Measured on a CIF basis. Figures presented in this table differ from those presented in the tables titled “Balance of Payments” because they were calculated on a FOB basis.

Source: INDEC and Ministry of the Treasury.

Trade Regulation

Until the beginning of the 1990s, Argentina had a relatively closed economy modeled around import-substitution policies with significant trade barriers. Although certain reforms were pursued from the 1960s through the 1980s to liberalize trade, it was only during the Menem administration in the 1990s that the Government implemented significant trade liberalization measures.

Trade policies remained relatively stable during the 1990s, marked by few export tariffs and low import tariffs in certain sectors of the economy. Following the collapse of the Convertibility Regime in 2002, the Government introduced trade measures intended to increase Government revenues, stem the outflow of foreign currencies, manage the pricing of basic goods and protect the stability and growth of local industries.

The Ministry of Agriculture, Livestock and Fisheries regulates production and sale of agricultural products, while the Unidad de Coordinación y Evaluación de Subsidios al Consumo Interno (Unit of Coordination and Evaluation of Subsidies to Internal Consumption), formed in 2011, manages subsidies and support to the agricultural sector.

In 2012, a complaint was submitted to the dispute settlement body of the WTO challenging Argentina’s use of non-trade barriers and certain practices of the Government with respect to imports. The dispute related to two primary measures: (i) the requirement for importers to file a non-automatic import license in the form of a DJAI and (ii) the imposition of trade-related requirements mandating foreign companies to limit their imports, offset their imports with equivalent exports and increase the local content of products made within Argentina as a condition to import into Argentina or to obtain certain benefits. The WTO dispute settlement body found that such practices violated international trade rules. Argentina was given until December 31, 2016, to comply with the WTO’s ruling.

Geographic Distribution of Trade

Argentina’s primary trading partner is Brazil. Argentina also conducts a substantial amount of trade with China, the United States and other countries in Latin America and Europe.

The following tables provide information on the geographic distribution of Argentine exports for the periods specified.

Geographic Distribution of Exports(1) (in millions of U.S. dollars)

	2011		2012		2013		2014		2015
Brazil	U.S.$	17,319	U.S.$	16,457	U.S.$	15,949	U.S.$	13,883	U.S.$	10,100
China		6,356		5,379		5,837		4,792		5,388
United States		4,301		4,023		4,182		4,082		3,433
Chile		4,775		5,055		3,825		2,794		2,404
Venezuela		1,867		2,220		2,157		1,987		1,370
Spain		3,042		2,515		1,669		1,694		1,362
Germany		2,486		1,970		1,637		1,536		1,340
Uruguay		2,053		1,954		1,845		1,650		1,331
Canada		2,383		2,213		1,703		1,655		1,295
Netherlands		2,549		2,204		1,913		1,574		1,213
Peru		1,794		1,925		1,421		1,114		721
Rest of ALADI(2)		5,450		5,861		5,361		4,548		3,475
Rest of EU		5,889		4,856		4,619		4,894		4,323
Rest of Asia(3)		10,991		12,160		13,112		12,213		10,769
Rest of world(4)		9,914		9,093		8,617		8,120		7,328
Indeterminate destination(5)		1,812		2,097		2,116		1,871		936

Total(6)	U.S.$	82,981	U.S.$	79,982	U.S.$	75,963	U.S.$	68,407	U.S.$	56,788

Memorandum items:
MERCOSUR(7)	U.S.$	22,606	U.S.$	21,999	U.S.$	21,250	U.S.$	18,735	U.S.$	13,856
ALADI	U.S.$	33,258	U.S.$	33,472	U.S.$	30,558	U.S.$	25,976	U.S.$	19,401

(1)	Measured on an FOB basis.
(2)	As of December 31, 2015, ALADI comprises the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Paraguay, Peru, Panama, Uruguay and Venezuela.
(3)	Figure includes all Asian countries except for China.
(4)	Includes all other countries for which exports are not significant enough for a separate line item.
(5)	Includes exports for which the destination could not be identified.
(6)	Figures in this table are updated less frequently than those presented in the “Balance of Payments” table and thus total exports in this table may differ from those in the “Balance of Payments” table.
(7)	As of December 31, 2015, MERCOSUR includes the following countries as full members: Argentina, Brazil, Paraguay, Uruguay and Venezuela (admitted in August 2012). For more information on MERCOSUR members see “The Republic of Argentina—Foreign Affairs and International Organizations—MERCOSUR.”

Source: INDEC and Ministry of the Treasury.

Geographic Distribution of Exports(1) (as % of total exports)

	2011	2012	2013	2014	2015
Brazil	20.9%	20.6%	21.0%	20.3%	17.8%
China	7.7	6.7	7.7	7.0	9.5
United States	5.2	5.0	5.5	6.0	6.0
Chile	5.8	6.3	5.0	4.1	4.2
Venezuela	2.2	2.8	2.8	2.9	2.4
Spain	3.7	3.1	2.2	2.5	2.4
Germany	3.0	2.5	2.2	2.2	2.4
Uruguay	2.5	2.4	2.4	2.4	2.3
Canada .	2.9	2.8	2.2	2.4	2.3
Netherlands	3.1	2.8	2.5	2.3	2.1
Peru	2.2	2.4	1.9	1.6	1.3
Rest of ALADI(2)	6.6	7.3	7.1	6.6	6.1
Rest of EU	7.1	6.1	6.1	7.2	7.6
Rest of Asia(3)	13.2	15.2	17.3	17.9	19.0
Rest of world(4)	11.9	11.4	11.3	11.9	12.9
Indeterminate destination(5)	2.2	2.6	2.8	2.7	1.6

Total(6)	100.0%	100.0%	100.0%	100.0%	100.0%

Memorandum items:
MERCOSUR(7)	27.2%	27.5%	28.0%	27.4%	24.4%
ALADI	40.1%	41.8%	40.2%	38.0%	34.2%

(1)	Measured on an FOB basis.
(2)	As of December 31, 2015, ALADI includes the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Paraguay, Panama, Peru, Uruguay and Venezuela.
(3)	Figure includes all Asian countries except for China.
(4)	Includes all other countries for which exports are not significant enough for a separate line item.
(5)	Includes exports for which the destination could not be identified.
(6)	Figures in this table are updated less frequently than those presented in the “Balance of Payments” table and thus total exports in this table may differ from those in the “Balance of Payments” table.
(7)	As of December 31, 2015, MERCOSUR includes the following countries as full members: Argentina, Brazil, Paraguay, Uruguay and Venezuela (admitted in August 2012). For more information on MERCOSUR members see “The Republic of Argentina—Foreign Affairs and International Organizations—MERCOSUR.”

Source: INDEC and Ministry of the Treasury.

The following tables provide information on the geographic distribution of Argentina’s imports for the periods specified.

Geographic Distribution of Imports(1) (in millions of U.S. dollars)

	2011		2012		2013		2014		2015
Brazil	U.S.$	22,327	U.S.$	17,805	U.S.$	19,321	U.S.$	14,293	U.S.$	13,100
China		10,611		9,932		11,341		10,743		11,776
United States		7,810		8,476		8,069		8,834		7,700
Germany		3,646		3,698		3,892		3,507		3,130
Mexico		921		889		970		908		820
France		1,521		1,591		1,740		1,416		1,450
Italy		1,482		1,453		1,666		1,629		1,370
Japan		1,415		1,498		1,521		1,374		1,223
Spain		1,396		1,317		1,371		1,073		957
Chile		1,093		1,006		970		819		717
Netherlands		435		1,130		1,075		780		452
Rest of ALADI(2)		4,037		4,444		6,021		5,073		4,004
Rest of EU		6,497		4,226		4,476		3,855		3,909
Rest of Asia(3)		5,132		5,164		6,198		5,198		4,923
Rest of world(4)		5,016		4,670		5,160		5,022		3,700
Indeterminate origin(5)		622		675		651		706		526

Total	U.S.$	73,961	U.S.$	67,974	U.S.$	74,442	U.S.$	65,230	U.S.$	59,757

Memorandum items:
MERCOSUR(6)	U.S.$	23,500	U.S.$	18,827	U.S.$	20,449	U.S.$	15,272	U.S.$	13,968
ALADI	U.S.$	28,378	U.S.$	24,144	U.S.$	27,282	U.S.$	21,093	U.S.$	18,641

(1)	Measured on a CIF basis.
(2)	As of December 31, 2015, ALADI includes the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Paraguay, Panama, Peru, Uruguay and Venezuela.
(3)	Figure includes all Asian countries except for China and Japan.
(4)	Includes all other countries for which imports are not significant enough for a separate line item.
(5)	Includes imports for which the origin could not be identified.
(6)	As of December 31, 2015, MERCOSUR includes the following countries as full members: Argentina, Brazil, Paraguay, Uruguay and Venezuela (admitted in August 2012). For more information on MERCOSUR members see “The Republic of Argentina—Foreign Affairs and International Organizations—MERCOSUR.”

Source: INDEC and Ministry of the Treasury.

Geographic Distribution of Imports(1) (as % of total imports)

	2011	2012	2013	2014	2015
Brazil	30.2%	26.2%	26.0%	21.9%	21.9%
China	14.3	14.6	15.2	16.5	19.7
United States	10.6	12.5	10.8	13.5	12.9
Germany	4.9	5.4	5.2	5.4	5.2
Mexico	1.2	1.3	1.3	1.4	1.4
France	2.1	2.3	2.3	2.2	2.4
Italy	2.0	2.1	2.2	2.5	2.3
Japan	1.9	2.2	2.0	2.1	2.0
Spain	1.9	1.9	1.8	1.6	1.6
Chile	1.5	1.5	1.3	1.3	1.2
Netherlands	0.6	1.7	1.4	1.2	0.8
Rest of ALADI(2)	5.5	6.5	8.1	7.8	6.7
Rest of EU	8.8	6.2	6.0	5.9	6.5
Rest of Asia(3)	6.9	7.6	8.3	8.0	8.2
Rest of world(4)	6.8	6.9	6.9	7.7	6.2
Indeterminate origin(5)	0.8	1.0	0.9	1.1	0.9

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Memorandum items:
MERCOSUR(6)	31.8%	27.7%	27.5%	23.4%	23.4%
ALADI	38.4%	35.5%	36.6%	32.3%	31.2%

(1)	Measured on a CIF basis.
(2)	As of December 31, 2015, ALADI comprises the following countries: Argentina, Bolivia, Brazil, Chile, Colombia, Cuba, Ecuador, Mexico, Paraguay, Panama, Peru, Uruguay and Venezuela.
(3)	Figure includes all Asian countries except for China and Japan.
(4)	Includes all other countries for which imports are not significant enough for a separate line item.
(5)	Includes imports for which the origin could not be identified.
(6)	As of December 31, 2015, MERCOSUR includes the following countries as full members: Argentina, Brazil, Paraguay, Uruguay and Venezuela (admitted in August 2012).

Source: INDEC and Ministry of the Treasury.

Trade with MERCOSUR Countries

Common market framework. In addition to Argentina, the MERCOSUR “Member States” include Brazil, Paraguay, Uruguay and, since 2012, Venezuela. In December 2012, Bolivia began the process of accession as a Member State, having previously been an Associate State. MERCOSUR’s objective is to gradually integrate the economies of its member countries through the elimination of trade barriers, the harmonization of macroeconomic policies and the establishment of a common external tariff and a common external trade policy. See “The Republic of Argentina—Foreign Affairs and International Organizations—MERCOSUR.”

Trade within MERCOSUR. Trade among MERCOSUR Member States increased significantly in the 10 years leading up to 2010, but has decreased ever since. During 2014, intra-regional commerce represented 13.1% of all MERCOSUR commerce, the lowest level since 2006. This decline has occurred in the context of deteriorating external and internal economic conditions. This negative performance has been a widespread phenomenon affecting all Member States.

Argentina’s trade with MERCOSUR reached U.S.$27.8 billion in 2015, representing 23.9% of Argentina’s total trade. Argentine exports to the other MERCOSUR Member States amounted to more than U.S.$13.8 billion, equivalent to 24.4% of Argentina’s total global exports, while imports from MERCOSUR amounted to U.S.$14.0 billion, equivalent to 23.4% of Argentina’s total imports. Argentina registered a U.S.$141 million trade deficit with MERCOSUR in 2015, as compared to a surplus of U.S.$3.5 billion in 2014, primarily due to a U.S.$2.6 billion increase in the trade deficit with Brazil and a U.S.$615 million decrease in the trade surplus with Venezuela.

Brazil

Brazil is Argentina’s primary export market and source of imports. Manufactured goods of industrial origin account for approximately 80% of commerce between the countries. In 2015, the main imports from Brazil included intermediate goods, which totaled U.S.$4.6 billion, and spare parts and accessories, which totaled U.S.$2.9 billion. The main exports to Brazil in 2015 were manufactured goods of industrial origin, which totaled U.S.$7.1 billion, followed by primary products, which totaled U.S.$1.4 billion. In 2015, Argentina’s trade deficit with Brazil was U.S.$3.0 billion, as compared to a deficit of U.S.$411 million in 2014, primarily as a result of a 9.7% decrease in total exports to Brazil, which was partially offset by an 8.3% decrease in total imports.

The decrease in exports as compared to 2014 was mainly the result of the decreases in the following products:

•	manufactured goods of industrial origin, which decreased by 31.7% to U.S.$7.1 billion; and

•	fuel and energy, which decreased by 60.1% to U.S.$266 million.

The decrease in imports in 2015 as compared to 2014 was primarily due to a 12.0% decrease in imports of intermediate goods and a 7.8% decrease in exports of spare parts and accessories.

China

China has become one of Argentina’s main trade partners. The main imports from China include chemical products, machinery and electronic devices, motorcycles and engines with small cylinder volumes, and toys. The main exports to China include agricultural commodities, such as wheat, soy and corn.

In 2015, the main imports from China included capital goods, which totaled U.S.$3.5 billion, and spare parts and accessories, which totaled U.S.$3.6 billion. The main exports to China in 2015 were primary products, which totaled U.S.$3.9 billion, followed by manufactured products of agricultural origin, which totaled U.S.$1.1 billion. In 2015, Argentina’s trade deficit with China was U.S.$6.4 billion, as compared to U.S.$6.0 billion in 2014, primarily as a result of a 9.7% increase in total imports, which was partially offset by a 12.4% increase in total exports to China.

The increase in imports as compared to 2014 was mainly the result of the increases in the following products:

•	capital goods, which increased by 13.0% to U.S.$3.5 billion; and

•	intermediate goods, which increased by 9.9% to U.S.$2.9 billion.

The increase in exports in 2015 as compared to 2014 was primarily due to a 15.6% increase in exports of primary products, and a 37.3% increase in fuel and energy exports.

United States

Historically, the United States has been one of Argentina’s most important trade partners. Manufactured goods constitute a significant share of Argentine exports to the United States, while capital and intermediate goods constitute a significant share of Argentina’s imports from the United States.

In 2015, the main imports from the United States included intermediate goods, which totaled U.S.$2.7 billion, and capital goods (such as machines, instruments and electric materials), which totaled U.S.$2.0 billion. The main exports to the United States for the same period were manufactured goods, which totaled U.S.$2.7 billion, followed by primary products, which totaled U.S.$515.0 million. In 2015, Argentina’s trade deficit with the United States was U.S.$4.3 billion, as compared to a deficit of U.S.$4.8 billion in 2014, mainly due to a 12.8% decrease in total imports from the United States, which was partially offset by a 15.3% decrease in total exports to the United States.

The increase in imports as compared to 2014 was mainly the result of decreases in the following products:

•	energy and fuel, which decreased by 36.8% to U.S.$1.3 billion; and

•	capital goods, which decreased by 11.4% to U.S.$2.0 billion.

The decrease in exports in 2015 as compared to 2014 was primarily due to a 64.2% decrease in exports of fuel and energy, and a 15.6% decrease in primary products exports. This decrease was partially offset by a 10.1% increase in exports of manufactured goods of industrial origin and a 1.4% increase in exports of manufactured goods of agricultural origin.

In March 2012, the United States suspended Argentina from the U.S. Generalized System of Preferences, or “GSP,” under which certain Argentine exports enjoyed preferential tariffs, due to Argentina’s failure to comply with ICSID awards related to U.S. companies. For a discussion on payment by Argentina of ICSID awards see “Public Sector Debt—Legal Proceedings—Litigation in Argentina.”

Non-Financial Services Trade

The non-financial services trade balance reflects the amount of services (other than financial services, encompassing payments of interest, dividends and other income) that Argentine residents purchase outside Argentina, relative to the amount of non-financial services that foreigners purchase in Argentina. For instance, a deficit in non-financial service trade indicates that the value of non-financial services purchased by Argentine residents outside Argentina exceeds the value of non-financial services purchased in Argentina by foreigners. Argentina’s non-financial services account reflects in part Argentina’s overall level of trade in goods since it includes the freight and insurance services associated with these transactions.

The main components of Argentina’s non-financial services trade deficit were:

•	transportation, with a deficit that increased to U.S.$2.0 billion in 2015, as compared to a deficit of U.S.$1.7 billion in 2014;

•	royalties, with a deficit that decreased to U.S.$1.7 billion in 2015, as compared to a deficit of U.S.$1.8 billion in 2014; and

•	tourism, with a deficit that increased to U.S.$1.5 billion in 2015, from U.S.$0.7 billion in 2014.

These changes in deficit were partially offset by professional, technical and business services, which registered a surplus of U.S.$1.6 billion in 2015 as compared to a surplus of U.S.$1.5 billion in 2014.

In 2011, the deficit in non-financial services trade increased U.S.$1.0 billion to U.S.$2.2 billion, primarily as a result of the higher rate of decrease in exports of non-financial services as compared to the decrease in imports. This deficit was mainly attributable to a U.S.$2.4 billion deficit in transportation, as compared to a U.S.$1.7 billion deficit registered in 2010, and a 21.1% increase in the deficit in royalties in 2011, to U.S.$1.8 billion, as compared to a U.S.$1.5 billion deficit in 2010.

In 2012, the deficit in non-financial services trade increased U.S.$0.8 billion to U.S.$3.0 billion, as a result of a higher rate of increase in imports of non-financial services, which exceeded the increase in exports. Specifically, the increase in non-financial services trade deficit was due to:

•	an increase in the deficit of the tourism account of U.S.$0.8 billion to U.S.$1.0 billion in 2012, as compared to a U.S.$188 million deficit registered in 2011; and

•	a 10.6% deficit increase in royalties.

These effects were partially offset by an 8.5% surplus increase in professional, technical and business services.

In 2013, the deficit in non-financial services trade increased U.S.$0.7 billion to U.S.$3.7 billion, as a result of the higher rate of increase in imports of non-financial services, which exceeded the increase in exports. Specifically, the increase in non-financial services trade deficit was due to:

•	a 14.4% surplus decrease in professional, technical and business services;

•	a 22.7% increase in the deficit of the tourism account of U.S.$230.0 million to U.S.$1.3 billion in 2013, as compared to a U.S.$1.0 billion deficit registered in 2012; and

•	a 7.9% deficit increase in transport account of U.S.$190.0 million to U.S.$2.6 billion in 2013.

In 2014, the deficit in non-financial services trade decreased U.S.$0.6 billion to U.S.$3.1 billion, as a result of higher rate of increase in exports of non-financial services, which exceeded the increase in imports. Specifically, the decrease in non-financial services trade deficit was due to:

•	a 34.7% deficit decrease in transport, particularly passenger transport; and

•	a 41.6% deficit decrease in tourism account of U.S.$518 million to U.S.$0.7 billion in 2014.

These deficit decreases were partially offset by a 24.2% decrease in the surplus of professional, technical and business services to U.S.$1.5 billion.

In 2015, the deficit in non-financial services trade increased U.S.$0.9 billion to U.S.$4.0 billion, as a result of an increase in imports of non-financial services that exceeded the increase in exports. Specifically, the increase in the non-financial services trade deficit was due to:

•	a U.S.$0.8 billion increase in the deficit of the tourism account to U.S.$1.5 billion in 2015, as compared to a U.S.$0.7 billion deficit registered in 2014; and

•	a 15.4% deficit increase in transport account of U.S.$262 million to U.S.$2.0 billion in 2015.

These deficit decreases were partially offset by a 3.6% decrease in the deficit in royalties to U.S.$1.7 billion.

The table below sets forth the net results of Argentina’s non-financial services trade for the periods specified.

Non-Financial Services (in millions of U.S. dollars, at current prices)

	2011		2012		2013		2014		2015
Transportation:
Freight	U.S.$	(1,957)	U.S.$	(1,684)	U.S.$	(1,884)	U.S.$	(1,636)	U.S.$	(1,520)
Passenger		(1,308)		(1,699)		(1,884)		(1,254)		(1,755)
Other		841		977		1,172		1,195		1,318

Total		(2,424)		(2,406)		(2,596)		(1,696)		(1,957)
Tourism		(188)		(1,015)		(1,245)		(727)		(1,520)
Royalties		(1,781)		(1,971)		(1,981)		(1,804)		(1,738)
Professional, technical, business services		2,158		2,342		2,005		1,520		1,647
Others(1)		—		65		108		(357)		(356)

Total non-financial services	U.S.$	(2,235)	U.S.$	(2,985)	U.S.$	(3,708)	U.S.$	(3,063)	U.S.$	(3,925)

(1)	Includes communication, construction, insurance, financial, information, entertainment and recreational services, as well as certain Government services.

Source: INDEC and Ministry of the Treasury.

Tourism

In 2011, the tourism sector registered a U.S.$188 million deficit, primarily due to a 13.6% increase in outflows related to residents traveling abroad. This higher outflow was partially offset by an 8.3% increase in inflows related to non-residents traveling to Argentina.

In 2012, the tourism sector registered a U.S.$1.0 billion deficit, primarily due to a 8.7% decrease in inflows related to non-residents traveling to Argentina and a 6.5% increase in outflows related to residents traveling abroad.

In 2013, the tourism sector registered a U.S.$1.3 billion deficit, primarily due to an 11.7% decrease in inflows related to non-residents traveling to Argentina, which was partially offset by a 5.7% decrease in outflows related to residents traveling abroad.

In 2014, the tourism sector deficit decreased by 41.3% from U.S.$1.3 billion in 2013 to U.S.$0.7 billion in 2014. This deficit decrease was primarily due to a 7.2% increase in inflows related to non-residents traveling to Argentina and a 3.7% decrease in outflows related to residents traveling abroad.

In 2015, the tourism sector registered a U.S.$1.5 billion deficit in 2015, primarily due to a 10.4% increase in outflows related to residents traveling abroad Argentina and a 5.1% decrease in inflows related to non-residents traveling to Argentina.

The following table sets forth tourism information for the dates specified.

Tourism Statistics

	2011	2012	2013	2014	2015
Foreign non-resident arrivals (in thousands)	15,190	14,747	13,700	15,276	14,234
Average length of stay (number of nights)	11.55	11.76	11.34	10.98	11.30
Income from tourism (in millions of U.S.$)	5,354	4,890	4,324	4,635	4,400
Expenses from tourism (in millions of U.S.$)	(5,542)	5,905	5,569	5,362	5,920

Balance (in millions of U.S.$)	(188)	(1,015)	(1,245)	(727)	(1,520)

n.a. = not available.

Source: INDEC and Ministry of the Treasury.

Financial Services Trade

The financial services trade balance reflects the net amount of dividends, interest and other financial income flowing into and out of Argentina. For example, a deficit in net dividend payments indicates that Argentine companies pay more in dividends to foreign shareholders than what foreign companies pay in dividends to Argentine shareholders.

In 2011, the financial services deficit decreased by 0.05% to U.S.$13.9 billion, primarily due to a 0.4% decrease in net interest payments, as compared to 2010. Net dividend outflows remained relatively stable during 2011.

In 2012, the financial services deficit decreased by 7.4% to U.S.$12.9 billion, primarily due to a 14.4% decrease in net dividend outflows (particularly dividends to the non-financial private sector resulting from foreign direct investment), as compared to 2011. Additionally, net interest payments increased 16.4% as compared to 2011, mainly due to an increase in interest outflows from the non-financial public sector.

In 2013, the financial services deficit decreased by 4.5% to U.S.$12.3 billion, primarily due to a 6.7% decrease in net dividend outflows (particularly dividends resulting from foreign direct investment), as compared to 2012.

In 2014, the financial services deficit decreased by 12.1% to U.S.$10.8 billion, primarily due to a 19.7% decrease in net dividend outflows, partially offset by a 6.3% increase in net interest outflows, as compared to 2013. The decrease in net dividend was mainly due to lower payments to non-residents resulting from foreign direct investment, as compared to 2013. The increase in net interest was primarily due to higher interest payments made by the non-financial public sector to non-residents.

In 2015, the financial services deficit increased by 12.4% to U.S.$12.1 billion, primarily due to an 11.0% increase in net dividend outflows and a 16.0% increase in net interest outflows. The increase in net dividend outflows was due to higher payments to non-residents resulting from foreign direct investment, as compared to 2014. The increase in net interest outflows was due to higher interest payments made from the non-financial public sector and the financial sector to non-residents.

Capital and Financial Account

Argentina’s capital and financial account measures the country’s level of international borrowing, lending and investment.

2011

In 2011, the capital and financial account registered a deficit of U.S.$2.0 billion as compared to a surplus of U.S.$7.4 billion in 2010.

Central Bank. Capital flows to the Central Bank increased from a deficit of U.S.$2.9 billion in 2010 to a surplus of U.S.$5.0 billion in 2011. This capital inflow was mainly the result of an increase in loans granted in connection with bilateral agreements, including with China.

Non-financial private sector. Capital flows decreased from a surplus of U.S.$7.3 billion in 2010 to a deficit of U.S.$6.8 billion in 2011. This capital outflow was mainly due to a U.S.$9.3 billion increase in investments in external assets by residents to U.S.$19.8 billion from U.S.$10.4 billion recorded in 2010.

Non-financial public sector. Capital flows decreased from a surplus of U.S.$2.7 billion in 2010 to a deficit of U.S.$2.1 billion in 2011. This capital outflow was mainly attributable to an increase in amortization and other payments to non-residents in 2011 related to bonds issued by the Government to non-residents, and payments made to non-residents under GDP-linked securities in December 2011.

Other financial entities. Capital flows increased from a surplus of U.S.$231 million in 2010 to a surplus of U.S.$1.9 billion in 2011. This increase was mainly due to an increase in net inflows from deposits and credits by non-residents and direct investments by resident financial entities. In addition, inflows related to loans and other credits granted by the financial sector increased as compared to 2010.

2012

In 2012, the capital and financial account registered a deficit of U.S.$1.3 billion as compared to a surplus of U.S.$2.0 billion in 2011.

Central Bank. Capital flows to the Central Bank decreased from a surplus of U.S.$5.0 billion in 2011 to a deficit of U.S.$2.0 billion in 2012. This capital outflow was mainly the result of a cancellation of loans granted by multilateral credit organizations.

Non-financial private sector. Capital flows increased from a deficit of U.S.$6.8 billion in 2011 to a surplus of U.S.$3.3 billion in 2012. This net increase in capital inflows was mainly due to a U.S.$8.8 billion decrease in investments in external assets by residents from a U.S.$19.7 billion deficit recorded in 2011 to a U.S.$10.9 billion deficit recorded in 2012.

Non-financial public sector. Capital flows decreased from a deficit of U.S.$2.1 billion in 2011 to a deficit of U.S.$3.0 billion in 2012. This increase in capital outflows was mainly attributable to a U.S.$689 million increase in payments made to non-residents under GDP-linked securities in December 2012, as compared to December 2011, a U.S.$589 million reduction in net disbursements by multilateral credit organizations, and a U.S.$631 million reduction in net disbursements related to debt issued by the provinces, which was partially offset by the U.S.$759 million decrease in amortization payments by the Government, in each case as compared to 2011.

Other financial entities. Capital flows decreased to a surplus of U.S.$352 million in 2012, from a surplus of U.S.$1.9 billion in 2011. This decrease was mainly due to a U.S.$1.2 billion decrease in net inflows from deposits and credits by non-residents (from an inflow of U.S.$742 million to an outflow of U.S.$455 million).

2013

In 2013, the capital and financial account registered a surplus of U.S.$3.5 billion as compared to a deficit of U.S.$1.3 billion in 2012.

Central Bank. Capital flows to the Central Bank remained stable in 2013 as compared to 2012, registering a deficit of U.S.$2.0 billion. This capital outflow was mainly the result of a cancellation of loans granted by multilateral credit organizations.

Non-financial private sector. Capital inflows increased from a surplus of U.S.$3.3 billion in 2012 to a surplus of U.S.$3.8 billion in 2013.

Non-financial public sector. Capital flows increased from a deficit of U.S.$3.0 billion in 2012 to a surplus of U.S.$843 million in 2013. The net increase in capital inflows primarily resulted from the fact that no payments became due under the terms of the GDP-linked Securities in 2013.

Other financial entities. Capital flows increased to a surplus of U.S.$845 million in 2013 from a surplus of U.S.$352 million in 2012. This increase in capital inflows was mainly due to a U.S.$488 million increase in loans from abroad.

2014

In 2014, the capital and financial account registered a surplus of U.S.$9.5 billion as compared to a surplus of U.S.$3.5 billion in 2013.

Central Bank. Capital flows to the Central Bank increased from a deficit of U.S.$2.0 billion in 2013 to a surplus of U.S.$3.2 billion in 2014. This capital inflow was mainly the result of the currency swap with the People’s Bank of China and other international disbursements.

Non-financial private sector. Capital flows decreased from a surplus of U.S.$3.8 billion in 2013 to a surplus of U.S.$59 million in 2014. This decrease in capital inflows was mainly due to a U.S.$7.0 billion decrease in investments in local assets by foreign investors, including the expropriation of 51% of the shares of YPF, from a U.S.$9.5 billion surplus recorded in 2013 to a U.S.$2.5 billion surplus recorded in 2014. This decrease was partially offset by a U.S.$2.2 billion decrease in investments in external assets by residents, from a U.S.$5.3 billion deficit recorded in 2013 to a U.S.$3.1 billion deficit recorded in 2014.

Non-financial public sector. Capital inflows increased from a surplus of U.S.$843 million in 2013 to a surplus of U.S.$5.5 billion in 2014, mainly due to the recording of the bonds issued to Repsol as compensation for the expropriation of 51% of the shares of YPF.

The expropriation of 51% of the shares of YPF and the corresponding compensation paid to Repsol had a neutral net effect on the overall balance of payments in 2014.

Other financial entities. Capital flows decreased to a surplus of U.S.$642 million in 2014 from a surplus of U.S.$845 million in 2013. This decrease in capital inflows was mainly due to a U.S.$256 million decrease in foreign investment in 2014, reaching U.S.$678 million, as compared to U.S.$934 million in 2013.

2015

In 2015, the capital and financial account registered a surplus of U.S.$13.2 billion as compared to a surplus of U.S.$9.5 billion in 2014.

Central Bank. Capital flows to the Central Bank increased from a surplus of U.S.$3.2 billion to a surplus of U.S.$7.6 billion. This capital inflow was mainly the result of the currency swap with the People’s Bank of China and other international disbursements.

Non-financial private sector. Capital flows increased from a surplus of U.S.$59 million in 2014 to a surplus of U.S.$7.0 billion in 2015. The net increase in capital inflows was mainly due to a U.S.$12.5 billion increase in investments in local assets by foreign investors, from a U.S.$2.5 billion surplus recorded in 2014 to a U.S.$15.0 billion surplus recorded in 2015. This increase was partially offset by a U.S.$6.4 billion increase in investments in external assets by residents, from a U.S.$3.1 billion deficit recorded in 2014 to a U.S.$9.4 billion deficit recorded in 2015.

Non-financial public sector. Capital flows decreased from a surplus of U.S.$5.5 billion in 2014 to a deficit of U.S.$2.9 billion in 2015. The decrease in net capital inflows reflected a U.S.$3.4 billion increase in amortization payments and the absence of inflows from issuances in 2015, as compared to the U.S.$5.0 billion inflow registered in 2014.

Other financial entities. Capital inflows increased to a surplus of U.S.$1.4 billion in 2015 from a surplus of U.S.$642 million in 2014. This increase in capital inflows was mainly due to a U.S.$820 million increase in foreign investment in 2015, reaching U.S.$1.3 billion, as compared to U.S.$678 million in 2014.

Foreign Investment Regulation

With the aim of increasing capital inflows, the Government and the Central Bank have introduced a set of measures to eliminate substantially all of the restrictions affecting the balance of payments. For more information, see “Exchange Rates and Exchange Controls—Exchange Controls.” For further explanation of restrictions on capital transfers, see “Monetary System—Foreign Exchange and International Reserves.”

Evolution of Portfolio and Foreign Direct Investment

The following table sets forth information on portfolio investment, foreign direct investment and other investment in the Argentine economy.

Flows of Portfolio, Foreign Direct and Other Investment (in millions of U.S. dollars)

	2011		2012		2013		2014		2015
Direct investment:
In Argentina by non-Argentine residents(1)	U.S.$	10,840	U.S.$	15,324	U.S.$	9,822	U.S.$	5,065	U.S.$	11,759
Outside Argentina by Argentine residents(2)		(1,488)		(1,055)		(890)		(1,921)		(875)

Direct investment, net		9,352		14,269		8,932		3,145		10,884

Portfolio investment:
In Argentina by non-Argentine residents(1)		(1,576)		(1,167)		(339)		6,215		(296)
Outside Argentina by Argentine residents(2)		(9)		(15)		(19)		(10)		(8)

Derivative financial instruments		(2,356)		(2,908)		32		168		25

Portfolio investment, net		(3,942)		(4,090)		(326)		6,374		(279)

Other investment:(3)
In Argentina by non-Argentine residents(1)		11,172		(1,605)		(777)		1,533		11,886
Outside Argentina by Argentine residents (2)		(18,612)		(9,972)		(4,370)		(1,640)		(9,339)

Other investment, net	U.S.$	(7,440)	U.S.$	(11,577)	U.S.$	(5,147)	U.S.$	(107)	U.S.$	2,547

(1)	Reflects the variation in the value of net local assets owned by non-Argentine residents. If during any period, non-Argentine residents purchased more local assets than they sold, the amount for that period would be positive.

(2)	Reflects the variation in the value of the net external assets owned by Argentine residents. If during any period, Argentine residents purchased more external assets than they sold, the amount for that period would be negative.
(3)	Includes assets (loans, commercial loans and others) and liabilities (trade credit, loans, arrears and others).

Source: INDEC and Ministry of the Treasury.

Foreign Direct Investment

Foreign direct investment in Argentina increased significantly following the implementation of the Convertibility Regime and the elimination of barriers to foreign investment. A significant portion of the capital inflows in the early to mid-1990s resulted from the privatization of state-owned entities that attracted private foreign capital. Net foreign direct investment in Argentina peaked in 1999 with the completion of the privatization of YPF, a process that started in 1992. In the following years, the Government reversed course and expropriated certain private companies, including 51% of the shares of YPF in 2012. As a result, capital inflows from foreign direct investment declined significantly.

In 2011, net foreign direct investment decreased by 9.8% to U.S.$9.4 billion as compared to U.S.$10.4 billion in 2010. This decrease was driven by a U.S.$493 million decrease in investments made in Argentina by non-residents, primarily related to equity contributions from the non-financial private sector and a U.S.$523 million increase in investments made abroad by Argentine residents, which resulted from a U.S.$332 million increase in investments made abroad by the local non-financial private sector and a U.S.$191 million increase in investments made abroad by the local financial private sector.

In 2012, net foreign direct investment increased by 52.6% to U.S.$14.3 billion, as compared to U.S.$9.4 billion in 2011. This increase was mainly driven by a U.S.$4.5 billion increase in investments made in Argentina by non-residents, primarily related to the investment of profits by the non-financial private sector, and a U.S.$433 million decrease in investments made abroad by Argentine residents, which resulted from a U.S.$528 million decrease in investments made abroad by the local non-financial private sector. This decrease was partially offset by a U.S.$95 million increase in investments made abroad by the local financial private sector.

In 2013, net foreign direct investment decreased by 37.4% to U.S.$8.9 billion, as compared to U.S.$14.3 billion in 2012. This decrease was mainly driven by a U.S.$5.5 billion decrease in investments made in Argentina by non-residents, partially offset by a U.S.$165 million decrease in investments made abroad by Argentine residents.

In 2014, net foreign direct investment decreased by 64.8% to U.S.$3.1 billion, as compared to U.S.$8.9 billion in 2013. This decrease was mainly driven by a U.S.$4.8 billion decrease in investments made in Argentina by non-residents, and a U.S.$1.0 billion increase in investments made abroad by Argentine residents.

In 2015, net foreign direct investment increased by U.S.$7.7 billion to U.S.$10.9 billion, as compared to U.S.$3.1 billion in 2014. This increase was mainly driven by a U.S.$6.7 billion increase in investments made in Argentina by non-residents and a U.S.$1.0 billion decrease in investments made abroad by Argentine residents.

Portfolio Investment

Portfolio investments, consisting of the purchase of stocks, bonds or other securities, tend to be highly liquid and short-term, making them particularly responsive to fluctuations in the market.

In 2011, net portfolio investment recorded a U.S.$3.9 billion deficit as compared to the U.S.$10.8 billion surplus recorded in 2010. This deficit mainly resulted from a decrease in net sales of assets made within Argentina to foreign investors, which decreased from a surplus of U.S.$8.9 billion in 2010 to a deficit of U.S.$1.6 billion in 2011.

Inflows related to transactions with derivative financial instruments decreased by U.S.$3.1 billion in 2011, resulting in a U.S.$2.4 billion deficit as compared to a U.S.$712 million surplus in 2010.

In 2012, the deficit in net portfolio investment increased to a U.S.$4.1 billion as compared to a U.S.$3.9 billion deficit registered in 2011. This deficit increase was mainly due to a U.S.$552 million increase in outflows related to transactions with derivative financial instruments, resulting in a U.S.$2.9 billion deficit as compared to a U.S.$2.4 billion deficit in 2011. This deficit was partially offset by a U.S.$410 million decrease in the deficit in net sales of assets made within Argentina to foreign investors, which decreased from a deficit of U.S.$1.6 billion in 2011 to a deficit of U.S.$1.2 billion in 2012.

The balance in net portfolio investment increased to a U.S.$326 million deficit in 2013 from a U.S.$4.1 billion deficit in 2012. Net inflows related to transactions with derivative financial instruments increased by U.S.$2.9 billion in 2013, resulting in a U.S.$32 million surplus as compared to a U.S.$2.9 billion deficit in 2011. Net sales of assets made within Argentina to foreign investors increased from a deficit of U.S.$1.2 billion in 2012 to a deficit of U.S.$339 million in 2013.

In 2014, the surplus in net portfolio investment increased from a U.S.$326 million deficit in 2013 to a U.S.$6.4 billion surplus in 2014. Net sales of assets made within Argentina to foreign investors increased from a deficit of U.S.$339 million in 2013 to a surplus of U.S.$6.2 billion in 2014. Net inflows related to transactions with derivative financial instruments increased by U.S.$136 million in 2014, resulting in a U.S.$168 million surplus as compared to a U.S.$32 million surplus in 2013.

In 2015, the surplus in net portfolio investment decreased from a U.S.$6.4 billion in 2014 to U.S.$279 million in 2015. This decrease mainly resulted from a decrease in net sales of assets made within Argentina to foreign investors, which decreased from a surplus of U.S.$6.2 billion in 2014 to a deficit of U.S.$296 million in 2015.

Inflows related to transactions with derivative financial instruments decreased by U.S.$143 million in 2015, resulting in a U.S.$25 million surplus as compared to a U.S.$168 million surplus in 2014.

Other Investment

Other investment includes data on other assets and liabilities of the non-financial public sector, the non-financial private sector, the financial sector and the Central Bank:

•	assets of the non-financial public sector include loans from bi-national bodies and contributions to international organizations;

•	assets of the financial sector include foreign currency holdings and deposits in foreign banks;

•	assets of the private sector include foreign assets of Argentine companies who are involved in exports as well as assets related to direct trade financing including, among others, foreign assets;

•	financial sector liabilities include deposits by non-residents in the domestic financial system, credit facilities opened by residents abroad and financial assistance by international organizations to resident entities;

•	Central Bank liabilities include transactions between the Central Bank and international organizations (such as the IMF) and the purchase of Central Bank securities by non-residents;

•	non-financial private sector liabilities include loans from private sources such as loans from international organizations, banks, suppliers, and official agencies; and

•	non-financial public sector liabilities include loans to the public sector granted by international organizations, banks, official agencies and other governments.

In 2011, the other investment deficit decreased by 46.5% to U.S.$7.4 billion. During this period, investments made abroad by Argentine residents increased by 98.2%, to U.S.$18.6 billion from U.S.$9.4 billion in 2010. The increase in investments made abroad by Argentine residents was mainly due to a U.S.$9.0 billion increase in outflows related to the acquisition of foreign assets by the resident non-financial private sector. This increase was offset by a U.S.$7.9 billion increase in inflows from loans granted by multilateral credit organizations to the Central Bank. In addition, in 2011, the non-financial public sector and Central Bank’s arrears increased to U.S.$153 million from an outflow of U.S.$6.8 billion in 2010, primarily as a result of unpaid debt that came due in 2011.

In 2012, the other investment deficit increased by 55.6% to U.S.$11.6 billion. During this period, investments made abroad by Argentine residents decreased by 46.4% to U.S.$10.0 billion from U.S.$18.6 billion in 2011. This decrease was mainly caused by an U.S.$8.3 billion reduction in the acquisition of other foreign assets by the local non-financial private sector. In the same period, non-resident investment in Argentina decreased resulting in an outflow of U.S.$1.6 billion from an inflow of U.S.$11.2 billion registered in 2011, primarily as a result of a decrease in net loans to the Central Bank, reaching a U.S.$2.0 billion deficit as compared to a U.S.$5.0 billion surplus in 2011.

In 2013, the other investment deficit decreased by 55.5% to U.S.$5.1 billion. During this period, investments made abroad by Argentine residents decreased by 56.2% to U.S.$4.4 billion from U.S.$10.0 billion in 2012 and non-resident investment in Argentina decreased, resulting in an outflow of U.S.$0.8 billion from an outflow of U.S.$1.6 billion in 2012.

In 2014, the other investment deficit decreased by 97.9% to U.S.$107.0 million. During this period, investments made abroad by Argentine residents decreased by 62.5% to U.S.$1.6 billion from U.S.$4.4 billion in 2013, while non-resident investment in Argentina increased resulting in an inflow of U.S.$1.5 billion from an outflow of U.S.$0.8 billion in 2013.

In 2015, other investments increased by U.S.$2.6 billion, resulting in a surplus of U.S.$2.5 billion. During this period, investments made abroad by Argentine residents increased by U.S.$7.7 billion to U.S.$9.3 billion from U.S.$1.6 billion in 2014, while non-resident investment in Argentina resulted in an inflow of U.S.$11.9 billion compared to U.S.$1.5 billion in 2014.

International Reserves

As of December 31, 2015, the gross international reserve assets of the Central Bank totaled U.S.$25.6 billion, compared to U.S.$31.4 billion as of December 31, 2014. For more information regarding the change in gross international reserves deposited at the Central Bank see “Monetary System—Foreign Exchange and International Reserves.”

MONETARY SYSTEM

The Central Bank

Founded in 1935, the Central Bank is the principal monetary and financial authority in Argentina. The Central Bank operates pursuant to its charter and the Ley de Entidades Financieras (Financial Institutions Law).

The Central Bank is governed by a ten-member board of directors, which is headed by the president of the Central Bank. The president of the Central Bank and the members of the board of directors are appointed by the president and confirmed by the Senate. They serve for fixed terms of six years, may be reappointed and may be removed by the president only for cause. Under the terms of its charter, the Central Bank must operate independently from the Government.

On December 11, 2015, newly elected President Macri issued Decree 36/2015 appointing Mr. Federico Adolfo Sturzenegger as president of the Central Bank. Mr. Sturzenegger assumed the presidency of the Central Bank on the date of his appointment, however, as of the date of this prospectus, the Senate has not yet confirmed his appointment. On December 11, 2015, five new members of the board of directors were also appointed by President Macri and remain subject to Senate confirmation.

Under the Central Bank’s charter, as most recently amended in 2012, the Central Bank, among other things:

•	must promote monetary and financial stability, employment and economic growth with social equity;

•	is empowered to regulate interest rates and regulate and guide lending activities;

•	may grant exceptional advances to the Government in an amount up to the equivalent of 10% of the revenues collected by the Government in the preceding 12-month period;

•	must hold and manage the international reserves, including gold and foreign currency;

•	must implement the exchange rate policy in accordance with applicable legislation; and

•	must act as financial agent of the Government and contribute to the proper functioning of capital markets, regulate any activity connected with the financial system and foreign exchange transactions and protect the rights of consumers of financial services.

Monetary Policy

Background

From 1991 through 2001, Argentina’s monetary policy was governed by the Convertibility Law of 1991, which pegged the peso to the U.S. dollar at a one-to-one exchange rate and required the Central Bank to maintain international monetary reserves at least equal to the monetary base (consisting of domestic currency in circulation and financial institutions’ peso-denominated deposits with the Central Bank). During the Convertibility Regime, the peso appreciated in real terms and the Central Bank did not have the necessary tools to react to the external shocks that affected the Argentine economy, such as the Mexico Crisis in 1995 and the Asian Crisis in 1997. In addition, commencing in 1995 the Argentine Government increased its reliance on the international capital markets to finance its operations, creating additional demand for foreign exchange reserves at the pegged rate. By December 2001, continued capital flight from the Argentine economy had made the Convertibility Regime unsustainable. On January 6, 2002, Congress enacted the Public Emergency Law, effectively bringing an end to the Convertibility Regime by eliminating the requirement that the Central Bank’s gross international reserves be at all times equal to at least 100% of the monetary base. The Public Emergency Law abolished the peg between the peso and the U.S. dollar and granted the executive branch the power to regulate the foreign exchange market and to establish exchange rates.

In 2002, Mr. Alfonso Prat-Gay was appointed president of the Central Bank. During his tenure (which ended in 2004), the Central Bank implemented a series of measures designed to restore monetary stability and bolster the international reserves of the Central Bank. These measures included the elimination of the quasi-currencies issued by several provinces during the 2001-2002 crisis, the recapitalization of several financial institutions that were affected by the decree mandating asymmetric pesification of their balance sheets in 2002, the adoption of inflation targets intended to limit the impact of an acceleration of economic growth, an increase in the Central Bank’s international reserves, the expansion of the financial system’s lending activities and the encouragement of capital market transactions as a source of financing economic growth.

During the last quarter of 2004, the Central Bank began accumulating international monetary reserves and implemented various measures to manage the increasing monetary base.

During the second half of 2007, in response to tightening credit markets, the Central Bank intervened in the foreign exchange market to manage increasing volatility in the exchange rate, provided liquidity to local banks and expanded the monetary base.

Starting in the second half of 2008, in response to the global financial crisis, the Central Bank intervened to avoid a significant depreciation of the peso and to provide additional liquidity to the market. The Central Bank’s actions included, among other measures, managing the yields on repo loans, auctioning put options on LEBACs and NOBACs and reducing the minimum reserve requirements in foreign currency for financial institutions. These measures allowed banks to keep their liquidity ratios within appropriate levels and sought to stimulate lending by banks.

In late 2009, the Government issued a Decreto de Necesidad y Urgencia (emergency decree) making foreign reserves held by the Central Bank available for external debt payments. Resistance from the Central Bank’s president, Mr. Martín Redrado, who succeeded Mr. Prat-Gay in 2004, to transfer Central Bank reserves for this use led to a standoff between the administration and the Central Bank, which ultimately resulted in Mr. Redrado’s resignation in January 2010 and renewed concerns over governability, political stability and debt sustainability. Ms. Mercedes Marcó del Pont was appointed president of the Central Bank and her tenure, which ended with her resignation on November 18, 2013, was marked by monetary policies designed to accommodate the fiscal needs of the Government, as well as the decision to promote economic growth by expanding domestic demand at the expense of monetary stability.

On February 18, 2010, President Fernández de Kirchner created the Council for the Coordination of Monetary, Financial and Exchange Rate Policies (the “Council”). The Council was chaired by the Minister of Economy and Public Finances and included two additional members of the Ministry of the Treasury (the Secretary of Economic Policy and the Secretary of Finance), as well as three members of the Central Bank (the president, the vice-president and one additional member of the board of the Central Bank).

Following the amendment of the Central Bank’s charter in 2012, the Central Bank adopted various monetary policy initiatives and provided continued financing to the Government. As pressure on the peso began to develop, the Central Bank effectively implemented a multiple exchange rate regime that was favorable to exports, discouraged imports but favored overseas tourism by Argentine residents, contributing to the continued erosion of the Central Bank’s international monetary reserves.

Following Ms. Marcó del Pont’s resignation on November 18, 2013, President Fernández de Kirchner appointed Mr. Juan Carlos Fábrega as president of the Central Bank. During Mr. Fábrega’s administration, which ended on October 10, 2014, attempts were made to restore monetary stability that were short-lived. Foreign exchange policy, however, remained within the purview of the Ministry of Finance, giving rise to inconsistent monetary and foreign exchange policies.

On February 2, 2014, President Fernández de Kirchner appointed the then acting chairman of the CNV, Mr. Alejandro Vanoli, as president of the Central Bank. During 2014 and 2015, the Central Bank continued to finance the Government’s fiscal deficit. The Central Bank reinforced limitations on access to foreign exchange, which resulted in the continued depletion of international monetary reserves, which decreased from U.S.$31.4 billion as of

December 31, 2014, to U.S.$25.6 billion as of December 31, 2015. In November 2015, the Central Bank sold 180-day future dollar contracts at rates that were inconsistent with international market rates to allay increasing fears of a significant depreciation of the peso.

As of December 2015, the Central Bank adopted, among others, the following series of measures intended to correct distortions that resulted from policies implemented under the Fernandez de Kirchner administration:

•	Foreign exchange market: The peso was allowed to float, dismantling the unofficial multiple exchange rate regime, foreign exchange transfers for current transactions were again permitted. A program to bring current payments due an account of imports was approved, and the Central Bank swapped a renminbi position into U.S dollars to further bolster its international monetary reserves.

•	Inflation: The Central Bank announced its decision to implement a long-term monetary policy based on inflation targeting, and to rely on short-term interest notes as its primary monetary policy tool.

•	International Reserves: A swap of non-transferable notes of the Government into marketable securities allowed the Central Bank to strengthen its balance sheet and improve its reserves position.

The Central Bank’s Policy Objectives for 2016

The Central Bank has set the following policy objectives for 2016:

•	Recover monetary stability: the Central Bank will focus its policy on restoring monetary stability and gradually reducing inflation rates to levels consistent with those of other emerging markets that manage monetary policy, with inflation targets. By shifting to inflation targeting, the Central Bank expects to no longer use exchange rate policies to determine inflation objectives. The nominal anchor of the Central Bank’s monetary policy will be the monetary rate, and its policies will be based on predetermined inflation targets. The Central Bank’s principal tool to implement its monetary policy objectives will be short-term interest rates. To regulate market liquidity, the Central Bank will conduct periodic auctions of Central Bank peso-denominated notes. The peso has been allowed to float and the Central Bank will intervene to preserve the orderly operation of the foreign exchange market.

•	Ensure the stability and promote the growth of the financial system: Argentina’s financial system is underdeveloped, with limited access to financial services in certain regions. The ratio of loans to GDP was less than 13% as of December 31, 2015 and total deposits within the financial system represented less than 15% of GDP. At the same time, Argentina’s financial system has maintained high levels of profitability and strong asset quality, and limited exposure to duration or currency mismatches. To promote the growth of the financial system and financial intermediation generally, the Central Bank will seek to adopt an account unit linked to the price index to enhance savings in pesos, continue initiatives to promote the use and accessibility of financial services by authorizing the expansion of branches and ATM networks and support SMEs by extending the availability of the Línea de Créditos para la Inversión Productiva (Credit Line for Productive Investments).

•	Increase access to banking and financial intermediation services: the Central Bank expects to continue promoting measures designed to reduce the use of cash to settle transactions and increase electronic means of payment. Initiatives such as the Credit Line for Productive Investments could be maintained, targeting aggregate lending in amounts equal to 14% of total deposits held with the banking system.

Monetary Policy

As of the date of this prospectus, the Central Bank’s monetary policy is based on the following guidelines:

•	use short-term interest rates as its principal tool to implement monetary policy, which will be based on inflation targets. The Central Bank will adjust monetary aggregates based on its observation of inflation trends; and

•	with respect to the foreign exchange and internal reserves policy, maintaining a managed floating exchange rate regime to limit exchange rate volatility and thereby limit the impact of any internal or external shocks to the Argentine economy.

The Central Bank maintains a policy of foreign reserve accumulation and monetary sterilization to counteract the effect of the increasing monetary base. The main instruments that the Central Bank uses as a means to manage liquidity in the monetary markets include:

•	collateralized loans (redescuentos);

•	repurchase agreements (pases);

•	management of minimum reserve requirements; and

•	short-term notes (LEBACs) and long-term notes (NOBACs) issued by the Central Bank.

The following table sets forth information on the Central Bank’s balance sheet as of the dates specified.

Central Bank Balance Sheet

(in millions of pesos, unless otherwise specified)

	As of December 31,
	2011	2012	2013	2014	2015
Assets
International reserves:
Gold	Ps. 13,454	Ps. 16,357	Ps. 15,575	Ps. 20,138	Ps. 27,401
Foreign currency	31,696	8,396	14,473	84,015	144,744
Placements of foreign currency	154,322	187,906	168,967	164,106	159,791
Other(1)	93	212	439	339	518

Total international reserves(2)	199,565	212,871	199,454	268,597	332,453
Public bonds(3)	127,217	190,647	301,778	481,558	867,621
Credits to:
Government (temporary advances)	67,130	127,730	182,600	251,450	331,850
Financial system	2,074	3,712	4,664	4,596	2,998
International organizations(4)	9,225	10,857	15,743	30,137	46,971
Other assets(5)	27,832	24,749	18,653	74,626	225,963

Total assets	433,043	570,566	722,891	1,110,963	1,807,856

Liabilities
Monetary Base:
Currency in circulation(6)	173,056	237,010	289,208	358,752	478,777
Current accounts in pesos(7)	49,865	70,342	87,988	103,812	145,113

Total monetary base	222,922	307,352	377,197	462,564	623,890
Deposits:
Government deposits	2,842	6,683	12,166	35,316	5,078
Other deposits	25,281	41,746	69,592	75,229	171,937

Total deposits	28,123	48,429	81,758	110,545	177,016
Obligation to international organizations	7,334	3,443	4,599	5,839	8,223
Central Bank notes:
Notes issued in foreign currency	—	—	—	5,680	31,273
Notes issued in pesos	84,182	99,855	110,547	276,456	385,619

Total Central Bank notes(8)	84,182	99,855	110,547	282,135	416,892
Other liabilities	53,119	50,167	41,524	141,564	364,353

Total liabilities	395,680	509,246	615,624	1,002,648	1,630,510

Net assets	Ps. 37,363	Ps. 61,320	Ps. 107,268	Ps. 108,315	Ps. 177,346

Memorandum items:
International reserves (in millions of U.S. dollars)	U.S.$ 46,376	U.S.$ 43,290	U.S.$ 30,600	U.S.$ 31,408	U.S.$ 25,563
International reserves of the central bank (in months of total imports)	6.3	6.2	4.1	4.8	4.1
Exchange rate Ps./U.S.$(9)	4.30	4.92	6.52	8.55	13.01

(1)	Includes net results of transactions under a Reciprocal Credit Agreement with ALADI.
(2)	Includes short-term foreign-currency denominated bonds and foreign currency-denominated deposits.
(3)	Includes a 1990 consolidated Treasury note, IMF obligations and others.
(4)	Includes transfers to international organizations from Government accounts and transfers to the Government from the IMF.
(5)	Includes transition accounts and others.
(6)	Includes cash in vaults at banks and does not include quasi-currencies.
(7)	Includes bank reserves in pesos at Central Bank.
(8)	Includes LEBACs and NOBACs.
(9)	Exchange rate used by the Central Bank to publish its balance sheet.
Source:	Central Bank

Liquidity Aggregates

The monetary base consists of domestic currency in circulation (including cash held in vaults by banks) and peso-denominated deposits of financial entities with the Central Bank. Additionally, the Central Bank employs the following bi-monetary aggregates to measure the level of liquidity in the economy and control inflation:

•	M1 measures domestic currency in circulation plus peso-denominated demand deposits and foreign currency-denominated demand deposits;

•	M2 measures M1 plus peso-denominated savings deposits and foreign currency-denominated savings deposits; and

•	M3 measures M2 plus all other peso-denominated deposits and foreign currency-denominated deposits.

The following tables set forth information on Argentina’s liquidity aggregates as of the dates specified:

Liquidity Aggregates

(in millions of pesos)

	As of December 31,
	2011	2012	2013	2014	2015
Currency in circulation(1)	Ps. 173,056	Ps. 237,010	Ps. 289,208	Ps. 358,752	Ps. 478,777
M1	288,767	397,842	496,728	640,870	804,666
M2	392,388	530,022	662,411	859,921	1,133,787
M3	605,084	796,440	999,888	1,283,153	1,761,355
Monetary base	222,922	307,352	377,197	462,564	623,890

(1)	Does not include cash in vaults at banks or quasi-currencies.
Source:	Central Bank

Liquidity Aggregates

(% change from previous period)

	As of December 31,
	2011	2012	2013	2014	2015
Currency in circulation(1)	39.0%	37.0%	22.0%	24.0%	33.5%
M1	29.5%	37.8%	24.9%	29.0%	25.6%
M2	23.5%	35.1%	25.0%	29.8%	31.8%
M3	24.7%	31.6%	25.5%	28.3%	37.3%
Monetary base	39.0%	37.9%	22.7%	22.6%	34.9%

(1)	Does not include cash in vaults at banks or quasi-currencies
Source:	Central Bank.

The growth of the monetary base between 2011 and 2015 was driven primarily by the Central Bank’s continued financing of the Government, which over time dwarfed the contractive effect of the Central Bank’s practice of purchasing of foreign exchange sustained through 2007.

Foreign Exchange and International Reserves

As of December 31, 2011, international reserves totaled U.S.$46.4 billion, 11.1% lower than the previous year, of which U.S.$35.9 billion were foreign currency deposits, U.S.$7.4 billion were foreign currency and U.S.$3.1 billion were gold.

As of December 31, 2012, the Central Bank’s international reserves stood as U.S.$43.3 billion, 6.7% lower than the previous year, of which U.S.$38.2 billion were foreign currency deposits, U.S.$1.7 were foreign currency and U.S.$3.3 billion were gold.

As of December 31, 2013, the Central Bank’s international reserves totaled U.S.$30.6 billion, 29.3% lower than the previous year, of which U.S.$25.9 billion were foreign currency deposits, U.S.$2.4 billion were foreign currency and U.S.$2.2 billion were gold.

As of December 31, 2014, the Central Bank’s international reserves totaled U.S.$31.4 billion, 2.6% higher than the previous year, of which U.S.$19.2 billion were foreign currency deposits, U.S.$9.82 billion were foreign currency and U.S.$2.4 billion were gold.

As of December 31, 2015, the Central Bank’s international reserves totaled U.S.$25.6 billion, 18.6% lower than the previous year, of which U.S.$12.3 billion were foreign currency deposits, U.S.$11.1 billion were foreign currency and U.S.$2.1 billion were gold.

From 2011 to 2015, the Central Bank made loans to the Government for payments to private debt holders through the Fondo de Desendeudamiento Argentino (Repayment Fund, which was established in 2010, and to make payments to multilateral agencies. In exchange, the Central Bank received 10-year U.S. dollar-denominated non-transferable Treasury notes. In December 2015, a portion of the non-transferable Treasury notes were exchanged for marketable securities of the Republic (Bonar 22, Bonar 25 and Bonar 27). For a description of the loans to the Government see “Public Sector Debt—Overview.”

The following table sets forth the peso’s exchange rate against the U.S. dollar for the periods indicated.

Nominal Exchange Rate (1)

(pesos per U.S. dollar)

	Average	At end of period
2011	4.13	4.30
2012	4.55	4.92
2013	5.48	6.52
2014	8.12	8.55
2015	9.27	13.01

(1)	The exchange rate used is the “reference exchange rate.”
Source:	Central Bank.

The average nominal exchange rate increased from Ps. 4.13 per U.S.$1.00 in 2011 to Ps. 4.55 per U.S.$1.00 dollar in 2012. In 2013, the average nominal exchange rate reached Ps. 5.48 per U.S.$1.00, while in 2014 the average nominal exchange rate increased to P.s.8.12 per U.S.$1.00. As of December 31, 2014, the exchange rate increased to Ps. 8.55 per U.S.$1.00, from Ps. 6.52 as of December 31, 2013. As of December 31, 2015, the exchange rate stood at Ps. 13.01 per U.S.$1.00, compared to Ps. 8.55 as of December 31, 2014.

Since the Macri administration took office in December 2015, the Central Bank has allowed the peso to freely float against other currencies with Central Bank intervention limited to measures designed to ensure the orderly operation of the foreign exchange market. While the Central Bank retains the ability to intervene in the foreign exchange market in response to external shocks, it has announced the adoption of an inflation targeting regime and its intention to relinquish the use of foreign exchange rates as a tool to combat inflation.

Restrictions and Other Regulations on Foreign Exchange Transactions

In December 2015 and August 2016, certain restrictions on foreign exchange transactions and capital outflows were lifted. For a description of the principal measures adopted as of the date of this prospectus, see “Exchange Rates and Exchange Controls—Exchange Controls.”

Voluntary deposits of foreign currency holdings

In May 2013, with the aim of channeling undeclared foreign currency savings into infrastructure development, the energy sector and the real estate sector, the Argentine Congress authorized the Ministry of the Treasury and Public Finance and the Central Bank to issue a series of financial instruments that are subscribed with foreign currency held both in Argentina and abroad.

The Bono Argentino de Ahorro para el Desarrollo Económico (Argentine Savings Bond for Economic Development or “BAADE”) and the Savings Promissory Note for Economic Development are U.S. dollar-denominated promissory notes issued by the Ministry of the Treasury. The proceeds from the issuance of these notes were to be directed to finance public investment projects in strategic sectors, such as infrastructure and the hydrocarbons sector. Both instruments mature in 2016 and accrue an annual interest rate of 4% payable bi-annually.

The Certificados de Depósito de Inversión (Certificates of Deposit for Investment or “CEDIN”), are convertible, tax-free savings certificates issued by Central Bank in exchange for undeclared U.S. dollar savings. CEDINs may be redeemed for U.S. dollars at a financial institution, subject to verification that the CEDINs have been used in a permitted real estate or property transaction such as the purchase of land, new housing construction or real estate improvements.

These initiatives have not been extended since December 2015.

Inflation

National Statistical System’s State of Emergency

On January 8, 2016, based on its determination that the INDEC had failed to produce reliable statistical information, particularly with respect to CPI, GDP, foreign trade data, poverty and unemployment rates; President Macri declared a state of administrative emergency for the national statistical system and the INDEC until December 31, 2016. The INDEC suspended publication of certain statistical data pending reorganization of its technical and administrative structure to recover its ability to produce sufficient and reliable statistical information. During the first six months of this reorganization period, the INDEC published official CPI figures published by the City of Buenos Aires and the Province of San Luis for reference. Certain foreign trade and balance of payments statistics for the years 2011 through 2015 were released by the INDEC after the state of administrative emergency was declared on January 8, 2016, and are included herein. On June 29, 2016, the INDEC published the INDEC Report including revised GDP data for the years 2004 through 2015. The revised GDP information for the years 2011 through 2015 is included in this prospectus. For more information, see “Presentation of Statistical and Other Information—Certain Methodologies.”

Prices are affected by numerous factors, including levels of supply and demand, rates of economic growth, monetary policy and commodity prices. From 2011 to 2015, Argentina experienced increases in inflation as measured by CPI and WPI that reflected the continued growth in the levels of private consumption and economic activity (including exports and public and private investment), which applied upward pressure on the demand for goods and services.

During 2011, the INDEC CPI increased by 9.5% and the WPI increased by 12.7%. The increase in the INDEC CPI during 2011 was mainly due to increases in the prices of certain services and goods, principally: clothing (21.2%), education (16.1%), healthcare (13.4%) and leisure (12.1%). The increase in the WPI was mainly driven by a 12.9% increase in the prices of domestic products and an 8.7% increase in the prices of imported products.

During 2012, the INDEC CPI increased by 10.8% and the WPI increased by 13.1%. The increase in the INDEC CPI during 2012 was mainly due to increases in the prices of certain services and goods, principally leisure (14.1%), transport and communication (13.5%), healthcare (13.3%) and home equipment and maintenance (11.9%). The increase in the WPI was mainly driven by a 13.4% increase in the prices of domestic products and a 9.7% increase in the price of imported products.

During 2013, the INDEC CPI increased by 10.9% and the WPI increased by 14.8%. The increase in the INDEC CPI during 2013 was mainly due to increases in the price of education (16.6%), leisure (15.6%), healthcare (14.7%) and home equipment and maintenance (14.4%). The increase in the WPI was mainly driven by a 19.5% increase in the prices of imported products and a 14.5% increase in the prices of domestic products, mainly primary products.

In February 2014, the INDEC released a new inflation index relying on a different methodology (the CPI Nu) intended to measure prices of goods on a country-wide basis.

The annual change in CPI during 2014 cannot be estimated due to the implementation of the new INDEC methodology. However, since December 2013, the Secretary of Economic Policy published monthly CPI figures (using the new methodology). Using this information, the annual change in INDEC CPI as of December 2014 was 24%, mainly due to increases in healthcare (29%), transport and communication (28%) and leisure, home equipment and maintenance (27%). The 28.3% increase in the WPI during 2014 was driven by an increase in the prices of domestic products and a 27.7% increase in the prices of imported products.

The INDEC has not published complete CPI or WPI information for 2015. During 2015, the City of Buenos Aires CPI was 26.9% and the Province of San Luis CPI was 31.6%.

The following table sets forth inflation rates as measured by INDEC and WPI for the periods specified.

Inflation(1)

Evolution of the annual rate of change in the INDEC CPI and WPI

(% change from previous year)

	Consumer Price Index	Wholesale Price Index
2011	9.5%	12.7%
2012	10.8%	13.1%
2013	10.9%	14.8%

(1)	Annual figures reflect accumulated annual inflation.
Source:	INDEC and Ministry of the Treasury.

Inflation(1)

Evolution of the annual rate of change in the City of Buenos Aires CPI

(% change from previous year)

Consumer Price Index
2011	n.a.
2012	n.a.
2013	26.6%
2014	38.0%
2015	26.9%

(1)	Annual figures reflect accumulated annual inflation.
n.a.	= not available.
Source:	INDEC and Ministry of the Treasury.

Inflation(1)

Evolution of the annual rate of change in the San Luis CPI

(% change from previous year)

Consumer Price Index
2011	23.3%
2012	23.0
2013	31.9
2014	39.0
2015	31.6%

(1)	Annual figures reflect accumulated annual inflation.
Source:	INDEC and Ministry of the Treasury.

Inflation(1)

Evolution of the annual rate of change in the INDEC CPINu and WPI

(% change from previous period, unless otherwise specified)

	New Consumer Price Index	Wholesale Price Index
2014	24.0%	28.3%
January	3.7	5.0
February	3.4	5.1
March	2.6	2.4
April	1.8	1.7
May	1.4	3.6
June	1.3	1.5
July	1.4	1.3
August	1.3	1.6
September	1.4	3.3
October	1.2	1.2
November	1.1	0.9
December	1.0	1.0
2015	n.a.	n.a.
January	1.1	0.2
February	0.9	0.2
March	1.3	1.0
April	1.1	1.7
May	1.0	1.5
June	1.0	1.3
July	1.3	1.4
August	1.2	2.9
September	1.2	1.4
October	1.1	0.9
November(1)	n.a.	n.a.
December(1)	n.a.	n.a.

(1)	Annual figures reflect accumulated annual inflation. Monthly figures reflect inflation for that month, as compared to the prior month.
n.a.	= not available.
Source:	INDEC and Ministry of the Treasury.

Regulation of the Financial Sector

The Central Bank regulates the financial sector. The Central Bank has the authority to set minimum capital, liquidity and solvency requirements, approve bank mergers, approve certain capital increases and transfers of stock, grant and revoke banking licenses and authorize the establishment of branches of foreign financial institutions in Argentina. The Central Bank also regularly monitors the activities and operations of financial institutions, requiring them to submit periodic financial reports, and is authorized to adopt regulations in accordance with the Financial Institutions Law.

The Central Bank regulates the financial sector primarily through the Superintendence of Financial Institutions, which is responsible for enforcing Argentina’s banking laws, establishing accounting and financial reporting requirements for the banking sector, monitoring and regulating the lending practices of financial institutions and establishing rules for participation of financial institutions in the foreign exchange market and the issuance of bonds and other securities.

In 2011, the Central Bank published a roadmap for the implementation of Basel III. Since then, the Central Bank has taken steps to adopt these regulations with the aim of identify risks relating to liquidity shortages in systemically important domestic financial institutions, and to begin implementing the comprehensive set of reform measures under Basel III. Having implemented the majority of its short-term commitments under Basel III, the next step in the Central Bank’s plan is to conform certain regulations applicable to the financial sector to Basel III standards and introduce certain complementary measures, including tools to monitor the liquidity of the banking sector. During the first half of 2016, the Basel Committee on Capital Adequacy of the Bank of International Settlement will carry out a periodic review of Argentina’s adoption of international standards relating to the regulation of capital and bank liquidity. The primary purpose of this review is to ensure consistent application of these standards among all Basel Committee members.

Composition of the Financial Sector

As of December 31, 2015, there were 78 financial institutions operating in Argentina as compared to 80 in 2011. The following table sets forth the number of financial institutions operating in Argentina as of the dates specified.

Number of Financial Institutions in Operation in the Financial System, by Type

	As of December 31,
	2011	2012	2013	2014	2015
State-owned banks(1)	12	12	12	12	13
Private banks	52	53	54	53	49
Financial entities other than banks	16	16	15	15	15
Credit Institutions (Cajas de Crédito)	—	—	1	1	1

Total	80	81	82	81	78

(1)	Includes national, provincial and municipal banks.
Source:	Central Bank.

Number of Financial Institutions in Operation in the Financial System, Domestic and Foreign

	As of December 31,
	2011	2012	2013	2014	2015
National institutions(1)	50	52	53	52	52
Foreign-owned institutions(2)	30	29	29	29	26

Total	80	81	82	81	78

(1)	Includes state-owned banks, private banks and other financial institutions (such as credit unions).
(2)	Includes private foreign banks and other foreign financial entities other than banks.
Source:	Central Bank.

Assets and Liabilities of the Financial System

Net assets of the financial system have continued to grow in nominal terms since 2011. The quality of these bank assets, as well as bank profitability, has also improved since 2011. Deposits have increased, with 2015 year-end total deposits having increased 193% as compared to 2011 year-end total deposits.

In 2010, the Central Bank created the Programa de Financiamiento Productivo del Bicentenario (Bicentenary Productive Financing Program or “BPFP”) to stimulate the industrial sector. Through the BPFP, the Central Bank provides long-term secured funding to financial institutions, which, in turn, reduces borrowing costs for companies. Under the BPFP, each financial entity pays a 9% nominal annual rate on funds borrowed, while the total financial cost for the ultimate borrower is set at a 9.9% nominal annual rate. As of December 31, 2015, the BPFP remained in place. The BPFP finances programs designed to increase productivity, competitiveness and employment, encourage import substitution and promote domestic company exports. As of December 31, 2014, a total of Ps. 8.2 billion of borrowings have been approved under this program, of which approximately Ps. 6.6 billion had been disbursed as of December 31, 2015. BPFP financing has primarily been utilized by the manufacturing sector, followed by the services and primary sectors.

During 2012, the Central Bank created the Credit Line for Productive Investments program to increase local production and encourage investments. The regulation governing this program (Communication A 5319 issued by the Central Bank) requires any “major” financial institution accounting for 1% or more of total banking deposits operating as a financial agent of the Republic, a province, the City of Buenos Aires and/or other municipalities to lend at least 5% of its private-sector deposits to companies operating in the domestic productive sector. Loans must carry a term of a least 36 months and a maximum rate of 15.01%, and at least half of these loans must be granted to MSMEs. The initial program has been extended and remains available. As of December 31, 2015, each financial institution subject to Communication A 5802 (issued by the Central Bank in connection with the Credit Line for Productive Investments program) was required to lend, in the form of peso-denominated loans, at least 7.5% of its private-sector deposits as of May 2015. Effective 2016, the Central Bank approved the increase of the lending base to 14% of the participating banks’ private sector deposits.

Within the framework of its amended charter, the Central Bank implemented a third initiative to increase lending to the productive sector, and to MSMEs in particular, through a reduction of peso reserve requirements based on the share of a bank’s lending to MSMEs relative to its total lending to the private sector.

The following tables set forth the assets and liabilities of the Argentine financial system as of the dates specified.

Total Assets and Liabilities of the Financial System by Type of Institution

(in millions of pesos)

	As of December 31,
	2011	2012	2013	2014	2015
State-owned banks:(1)
Assets	Ps. 251,900	Ps. 340,791	Ps. 430,439	Ps. 592,575	Ps. 752,960
Liabilities	227,563	309,517	387,754	531,406	667,561

Net	24,337	31,274	42,685	61,168	85,399
Private banks:
Assets	364,122	432,994	553,831	728,045	1,071,357
Liabilities	321,123	376,774	478,792	625,877	935,641

Net	42,999	56,220	75,039	102,168	135,716
Financial entities other than banks:
Assets	12,359	16,241	20,506	19,929	22,998
Liabilities	9,578	12,915	16,541	15,052	17,250

Net	2,781	3,326	3,965	4,877	5,748
Total assets and liabilities:
Assets	628,382	790,026	1,004,775	1,340,548	1,847,314
Liabilities	558,264	699,205	883,086	1,172,335	1,620,451

Total net	Ps. 70,117	Ps. 90,820	Ps. 121,689	Ps. 168,213	Ps. 226,863

(1)	Includes national, provincial and municipal banks.
Source:	Central Bank.

Total Assets and Liabilities in the Financial System by Type of Institution

(% change from the previous period)

	As of December 31,
	2011	2012	2013	2014	2015
State-owned banks:(1)
Assets	13.3%	35.3%	26.3%	37.7%	27.1%
Liabilities	11.8	36.0	25.3	37.0	25.6

Net	28.7	28.5	36.5	43.3	39.6
Private banks:
Assets	30.0	18.9	27.9	31.5	47.2
Liabilities	31.7	17.3	27.1	30.7	49.5

Net	18.6	30.7	33.5	36.2	32.8
Financial entities other than banks:
Assets	57.3	31.4	26.3%	(2.8)%	15.4
Liabilities	75.1	34.8	28.1%	(9.0)%	14.6

Net	16.5	19.6	19.2%	23.0%	17.9
Total assets and liabilities:
Assets	23.1	25.7	27.2	33.4	37.8
Liabilities	23.3	25.2	26.3	32.8	38.2

Total net	21.8%	29.5%	34.0%	38.2%	34.9%

(1)	Includes national, provincial and municipal banks.
Source:	Central Bank.

Assets

From 2011 to 2015, total assets of the financial system increased in nominal terms by 23.1% to Ps. 628.4 billion in 2011, 25.7% to Ps. 790.0 billion in 2012, 27.2% to Ps. 1,004.8 billion in 2013, 33.4% to Ps. 1,340.5 billion in 2014 and to 37.8% to Ps. 1,847.3 billion in 2015.

Loan Portfolio and Risk Profile

The following tables set forth loan data by type of institution in the financial sector as of the dates specified.

Outstanding Loans by Type of Financial Institution

(in millions of pesos)

	As of December 31,
	2011	2012	2013	2014	2015
State-owned banks(1)	Ps. 117,432	Ps. 160,306	Ps. 205,780	Ps. 241,043	Ps. 320,582
Private banks	197,543	250,515	326,707	392,023	546,389
Financial entities other than banks	10,170	13,508	17,736	16,140	19,074

Total	Ps. 325,144	Ps. 424,329	Ps. 550,223	Ps. 649,206	Ps. 886,046

(1)	Includes national, provincial and municipal banks.
Source:	Central Bank.

Outstanding Loans by Type of Financial Institution

(as a % of total)

	As of December 31,
	2011	2012	2013	2014	2015
State-owned banks(1)	36.1%	37.8%	37.4%	37.1%	36.2%
Private banks	60.8	59.0	59.4	60.4	61.7
Financial entities other than banks	3.1	3.2	3.2	2.5	2.2

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes national, provincial and municipal banks.
Source:	Central Bank.

Allocation of Outstanding Loans by Sector

(in millions of pesos)

	As of December 31,
	2011	2012	2013	2014	2015
Non-financial public sector	Ps. 31,347	Ps. 39,951	Ps. 48,438	Ps. 51,470	Ps. 75,254
Financial sector (public and private)	9,263	10,299	13,049	10,729	13,199
Non-financial private sector	291,708	383,674	501,853	604,062	819,174
Provisions for doubtful accounts	(7,173)	(9,596)	(13,117)	(17,054)	(21,581)

Total	Ps. 325,144	Ps. 424,329	Ps. 550,223	Ps. 649,206	Ps. 886,046

Source:	Central Bank.

Allocation of Outstanding Loans by Sector

(% change from the previous period)

	As of December 31,
	2011	2012	2013	2014	2015
Non-financial public sector	21.0%	27.4%	21.2%	6.3%	46.2%
Financial sector (public and private)	84.6	11.2	26.7	(17.8)	23.0
Non-financial private sector	46.4	31.5	30.8	20.4	35.6
Provisions for doubtful accounts	15.1	33.8	36.7	30.0	26.5

Total	45.2%	30.5%	29.7%	18.0%	36.5%

Source:	Central Bank.

During 2011, peso-denominated loans to the private and public sectors increased by 47.7%, from Ps. 181.9 billion in 2010 to Ps. 268.6 billion in 2011 and U.S. dollar-denominated loans to the private and public sectors increased by 29.6%, from U.S.$7.4 billion in 2010 to U.S.$9.6 billion in 2011.

During 2012, peso-denominated loans to the private and public sectors increased by 39.2%, from Ps. 268.6 billion in 2011 to Ps. 373.9 billion in 2012 and U.S. dollar-denominated loans to the private and public sectors decreased by 42.2%, from U.S.$9.6 billion in 2011 to U.S.$5.5 billion in 2012.

During 2013, peso-denominated loans to the private and public sectors increased by 33.2% to Ps. 498.2 billion, and U.S. dollar-denominated loans to the private and public sectors decreased by 33.4% to

U.S.$3.7 billion, as compared to 2012. Peso-denominated personal loans also increased by 31.2% during this period due to an expansion in all categories as compared to 2012.

During 2014, peso-denominated loans to the private and public sectors increased 18.6% as compared to 2013. U.S. dollar-denominated loans to the private and public sector decreased 9.8%, from U.S.$3.7 billion in 2013 to U.S.$3.3 billion in 2014 and peso-denominated loans to the private sector increased 20.3%, from Ps. 457.0 billion in 2013 to Ps. 549.6 billion in 2014.

During 2015, peso-denominated loans to the private and public sectors increased by 38.4% as compared to 2014. U.S. dollar-denominated loans to the private and public sector decreased by 11.9%, from U.S.$3.3 billion in 2014 to U.S.$2.9 billion in 2015 and peso-denominated loans to the private sector increased by 37.4%, from Ps. 549.8 billion in 2014 to Ps. 755.4 billion in 2015.

Risk classification remained stable from 2011 through 2015, with practically no loans being classified as irrecoverable throughout the period.

The following table sets forth information regarding loans of the financial system by risk category and type of institution.

Risk Classification of Aggregate Assets of the Financial System

by Type of Institution

(as a % of total loans, as of December 31, 2015)

	Public Banks(7)	Private Banks	Financial Companies	Credit Unions	Financial System
Risk category:
Current(1)	97.9%	97.8%	92.0%	90.7%	97.7%
Potentially problematic:
Under observation and inadequate payment(2)	0.8	0.8	3.3	3.2	0.9
Under negotiation or restructuring(3)	0.4	0.5	1.4	2.0	0.5
Problematic(4)	0.6	0.6	2.0	2.7	0.6
Insolvent(5)	0.3	0.3	1.3	1.5	0.3
Irrecoverable(6)	—	—	—	—	—

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Loans where financial condition of debtor demonstrates its ability to meet financial obligations. The Superintendent of Financial Institutions requires loan-loss reserves of 1% for current loans (secured and unsecured).
(2)	Loans where financial condition of debtor demonstrates its ability to currently meet financial obligations, although external circumstances exist which, if not corrected, could compromise the debtor’s ability to fulfill its obligations in the future. The Superintendent of Financial Institutions requires loan-loss reserves of 3% (with guarantees) and 5% (without guarantees) for these loans.
(3)	Loans to debtors that have entered into restructuring negotiations within 60 days of declaring their inability to meet certain financial obligations. The Superintendent of Financial Institutions requires loan-loss reserves of 6% (with guarantees) and 12% (without guarantees) for these loans.
(4)	Loans where inability of debtor to meet its financial obligations would result in significant financial losses to the lender. The Superintendent of Financial Institutions requires loan-loss reserves of 12% (with guarantees) and 25% (without guarantees) for these loans.
(5)	Loans where there is a high probability that debtor would become insolvent upon meeting its financial obligations. The Superintendent of Financial Institutions requires loan-loss reserves of 25% (with guarantees) and 50% (without guarantees) for these loans.

(6)	Loans where financial condition of debtor demonstrates low probability that payments in default may be recovered. The Superintendent of Financial Institutions requires loan-loss reserves of 50% (with guarantees) and 100% (without guarantees) for these loans.
(7)	Includes national, provincial and municipal banks.

Source: Central Bank.

Liabilities

From 2011 to 2015, total liabilities of the financial system increased by 23.3% to Ps. 558.3 billion in 2011, 25.2% to Ps. 699.2 billion in 2012, 26.3% to Ps. 883.1 billion in 2013, 32.8% to Ps. 1,172.3 billion in 2014 and 38.2% to Ps. 1,620.5 billion in 2015.

Deposits

During 2011, total deposits in Argentina’s banking system increased by 22.9% to Ps. 462.5 billion as of December 31, 2011. Non-financial public sector deposits increased by 12.4% as of December 31, 2011. Deposits by the non-financial private sector increased by 27.7%, due to a 24.3% increase in demand deposits, a 26.2% increase in deposits in savings accounts and a 30.4% increase in term deposits as of December 31, 2011.

Broken down by currency and sector, deposits were as follows as of December 31, 2011:

•	total peso-denominated deposits increased by 28.8% to Ps. 382.9 billion as compared to the same date in 2010;

•	peso-denominated deposits by the non-financial public sector increased by 29.5% to Ps. 120.8 billion as compared to the same date in 2010;

•	peso-denominated deposits by the non-financial private sector increased by 28.5% to Ps. 262.1 billion as compared to the same date in 2010; and

•	total dollar-denominated deposits decreased by 17.4% to U.S.$13.2 billion as compared to the same date in 2010.

During 2012, total deposits in Argentina’s banking system increased by 28.8% to Ps. 595.8 billion as of December 31, 2012. Non-financial public sector deposits increased by 25.2% as of December 31, 2012. Deposits by the non-financial private sector increased by 30.4%, due to 33.5% increase in demand deposits, a 20.7% increase in deposits in savings accounts and a 35.3% increase in term deposits as of December 31, 2012.

Broken down by currency and sector, deposits were as follows as of December 31, 2012:

•	total peso-denominated deposits increased by 37.1% to Ps. 525.0 billion compared to the same date in 2011;

•	peso-denominated deposits by the non-financial public sector increased by 26.3% to Ps. 152.5 billion compared to the same date in 2011;

•	peso-denominated deposits by the non-financial private sector increased by 42.1% to Ps. 372.5 billion compared to the same date in 2011; and

•	total dollar-denominated deposits decreased by 28.6% to U.S.$9.4 billion as compared to the same date in 2011.

During 2013, total deposits in Argentina’s banking system increased by 26.3% to Ps. 752.4 billion as of December 31, 2013. Non-financial public sector deposits increased by 23.6% as of December 31, 2013. Deposits by the non-financial private sector increased by 27.4%, due to a 21.4% increase in demand deposits, a 27.0% increase in deposits in savings accounts and a 31.1% increase in term deposits as of December 31, 2013.

Broken down by currency and sector, deposits were as follows as of December 31, 2013:

•	total peso-denominated deposits increased by 27.2% to Ps. 667.7 billion compared to the same date in 2012;

•	peso-denominated deposits by the non-financial public sector increased by 20.1% to Ps. 183.2 billion compared to the same date in 2012;

•	peso-denominated deposits by the non-financial private sector increased by 30.1% to Ps. 484.5 billion compared to the same date in 2012; and

•	total dollar-denominated deposits decreased by 12.0% to U.S.$8.3 billion compared to the same date in 2012.

During 2014, total deposits in Argentina’s banking system increased by 30.2% to Ps. 979.4 billion as of December 31, 2014. Non-financial public sector deposits increased by 26.5% as of December 31, 2014. Deposits by the non-financial private sector increased by 31.5%, due to a 32.7% increase in demand deposits, a 36.2% increase in deposits in savings accounts and a 27.7% increase in term deposits as of December 31, 2014.

Broken down by currency, deposits were as follows as of December 31, 2014:

•	total peso-denominated deposits increased by 25.8% to Ps. 840.1 billion compared to the same date in 2013;

•	peso-denominated deposits by the non-financial public sector increased by 17.6% to Ps. 215.4 billion compared to the same date in 2013;

•	peso-denominated deposits by the non-financial private sector increased by 28.9% to Ps. 624.7 billion compared to the same date in 2013; and

•	total dollar-denominated deposits increased by 6.4% to U.S.$8.8 billion, compared to the same date in 2013.

During 2015, total deposits in Argentina’s banking system increased by 38.4% to Ps. 1,355.4 billion as of December 31, 2015. Non-financial public sector deposits increased by 13.3% as of December 31, 2015. Deposits by the non-financial private sector increased by 47.4%, due to a 24.9% increase in demand deposits, a 48.5% increase in deposits in savings accounts and a 60.6% increase in term deposits as of December 31, 2015.

Broken down by currency, deposits were as follows as of December 31, 2015:

•	total peso-denominated deposits increased by 37.1% to Ps. 1,151.7 billion compared to the same date in 2014;

•	peso-denominated deposits by the non-financial public sector increased by 22.6% to Ps. 264.1 billion compared to the same date in 2014;

•	peso-denominated deposits by the non-financial private sector increased by 42.1% to Ps. 887.6 billion compared to the same date in 2014; and

•	total dollar-denominated deposits increased by 20.4% to U.S.$10.6 billion, compared to the same date in 2014.

The following tables set forth information on total deposits in the financial sector as of the dates specified.

Deposits by Type of Financial Institution

(in millions of pesos)

	As of December 31,
	2011	2012	2013	2014	2015
State-owned banks(1)	Ps. 207,304	Ps. 275,832	Ps. 349,722	Ps. 466,142	Ps. 607,504
Private banks	253,705	317,443	400,108	509,774	744,606
Financial entities other than banks	1,508	2,489	2,592	3,471	3,242

Total	Ps. 462,517	Ps. 595,764	Ps. 752,422	Ps. 979,387	Ps. 1,355,353

(1)	Includes national, provincial and municipal banks.

Source: Central Bank.

Deposits by Type of Financial Institution

(as a % of total)

	As of December 31,
	2011	2012	2013	2014	2015
State-owned banks(1)	44.8%	46.3%	46.5%	47.6%	44.8%
Private banks	54.9	53.3	53.2	52.1	54.9
Financial entities other than banks	0.3	0.4	0.3	0.4	0.2

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes national, provincial and municipal banks.

Source: Central Bank.

Deposits by Sector and by Type of Deposit

(in millions of pesos)

	As of December 31,
	2011	2012	2013	2014	2015
Non-financial public sector	Ps. 131,350	Ps. 164,437	Ps. 203,214	Ps. 256,996	Ps. 291,104
Financial sector (public and private)	1,088	973	1,123	1,747	1,659
Non-financial private sector	330,079	430,354	548,086	720,645	1,062,590
Demand deposits	82,194	109,770	133,246	176,858	220,829
Savings accounts	97,220	117,353	148,992	202,931	301,304
Term deposits	140,245	189,821	248,789	317,742	510,385
Others	10,419	13,411	17,058	23,113	30,072

Total deposits	Ps. 462,517	Ps. 595,764	Ps. 752,422	Ps. 979,388	Ps. 1,355,353

Source:	Central Bank.

Deposits by Sector and by Type of Deposit

(% change from the previous period)

	As of December 31,
	2011	2012	2013	2014	2015
Non-financial public sector	12.4%	25.2%	23.6%	26.5%	13.3%
Financial sector (public and private)	18.4	(10.6)	15.4	55.6	(5.1)
Non-financial private sector	27.7	30.4	27.4	31.5	47.4
Demand deposits	24.3	33.5	21.4	32.7	24.9
Savings accounts	26.2	20.7	27.0	36.2	48.5
Term deposits	30.4	35.3	31.1	27.7	60.6
Others	32.0	28.7	27.2	35.5	30.1

Total deposits	22.9%	28.8%	26.3%	30.2%	38.4%

Source:	Central Bank.

Interest Rates

Interest Rates on Bank Loans

As of December 31, 2015, the annual average interbank rate on peso-denominated loans was 21.9% (as compared to 17.9% as of December 31, 2014). The overdraft current account rate increased from 23.9% as of December 31, 2014 to 24.9% as of December 31, 2015. The annual average dollar-denominated interbank rate increased from 1.0% as of December 31, 2014 to 3.1% as of December 31, 2015.

As of December 31, 2015, nominal annual interest rates on peso-denominated personal loans increased to 39% from 37.7% as of December 31, 2014 and the average interest rates on peso-denominated mortgage loans increased from 21.44% as of December 31, 2014 to 22.84% as of December 31, 2015.

The following table sets forth information regarding average interest rates on bank loans for the periods specified.

Interest Rates on Bank Loans

(nominal annual interest rate)

	2011	2012	2013	2014	2015
Domestic currency:
Interbank(1)	10.2%	10.0%	13.2%	17.9%	21.9%
Overdraft Current Account(2)	14.0	14.1	17.2	23.9	24.9
Foreign currency:
Interbank(1)	1.8%	2.5%	2.3%	1.0%	3.1%

(1)	Average interbank rate.
(2)	Average interest rate on current account peso-denominated overdrafts.
Source:	Central Bank.

Interest Rates on Deposits

The average nominal annual interest rate on peso-denominated term deposits increased from 10.8% in 2011 to 12.1% in 2012. The average nominal annual interest rate on U.S. dollar-denominated term deposits increased from 0.37% in 2011 to 0.60% in 2012. The peso BADLAR rate for private banks decreased from 18.8% in

December 2011 to 15.4% in December 2012. The average nominal annual interest rate on peso-denominated term deposits increased from 12.1% in 2012 to 14.8% in 2013. The average nominal annual interest rate on U.S. dollar-denominated term deposits increased from 0.60% in 2012 to 0.61% in 2013. The peso BADLAR rate for private banks increased from 15.4% in December 2012 to 20.2% in December 2013.

The average nominal annual interest rate on peso-denominated term deposits increased from 14.8% in 2013 to 20.8% in 2014. The average nominal annual interest rate on U.S. dollar-denominated term deposits increased from 0.61% in 2013 to 1.05% in 2014. The peso BADLAR rate for private banks decreased from 20.2% in December 2013 to 20.0% in December 2014.

The average nominal annual interest rate on peso-denominated term deposits increased from 20.8% in 2014 to 21.7% in 2015. The average nominal annual interest rate on U.S. dollar-denominated term deposits increased from 1.05% in 2014 to 1.8% in 2015. The peso BADLAR rate for private banks increased from 20.0% in December 2014 to 27.5% in December 2015.

The following table sets forth information regarding average interest rates on bank deposits for the periods specified.

Interest Rates on Deposits and LEBACs

(nominal annual interest rate)

	2011	2012	2013	2014	2015
Domestic currency:
Savings deposits	0.3%	0.3%	0.2%	0.2%	0.2%
Term deposits(1)	10.8	12.1	14.8	20.8	21.7
Average deposit rate(2)	7.3	8.2	10.2	14.3	14.6
LEBAC(3)	13.0	13.8	15.7	27.7	28.1 (4)
Foreign currency:
Savings deposits	0.05	0.06	0.06	0.04	—
Term deposits(1)	0.4	0.60	0.61	1.05	1.8
Average deposit rate(2)	0.2	0.4	0.4	0.7	1.1
LEBAC(3)	n.a.	n.a.	n.a.	3.2%	4.0%

(1)	Weighted average interest rate on all term deposits.
(2)	Weighted average interest rate on term deposits plus savings deposits.
(3)	Average annual rate for all term LEBAC.
n.a.	= not available.
Source:	Central Bank.

Securities Markets

In the Argentine securities market, Government bonds dominate trading activities, followed by trading of corporate equity securities and corporate bonds. Trading of other instruments such as futures and options represents only a small portion of market activity, although futures trading has increased somewhat since mid-2002 due to the development of the futures trading market.

Regulation of the Securities Markets

The Argentine securities markets are regulated by the CNV and the stock markets. The CNV supervises all agents that carry out transactions in Argentina’s public securities markets, including brokers, public companies, mutual funds and clearinghouses, and has the authority to regulate and control the public offering of all securities, other than the primary issue of Government securities. The primary markets are the MERVAL and MAE.

In the first half of the 1990s, changes to the legal framework provided for the issuance and trading of new financial products in the Argentine capital markets, including commercial paper, new types of corporate bonds, as well as futures and options. This period was characterized by relatively low levels of regulation of the Argentine securities market and limited enforcement In November 2013, Congress approved the Capital Markets Law No. 26, 831, which empowered the CNV to strengthen disclosure and regulatory standards for the Argentine securities market. The new standards were introduced through changes to the CNV’s rules implemented under Resolution 622/2013.

As of December 31, 2011, the market capitalization of Argentina’s securities markets for equities was U.S.$374.5 billion, a 21.6% decrease compared to the market capitalization of Argentina’s securities markets for equities as of December 31, 2010, mainly as a result of the effects of the European economic crisis.

As of December 31, 2012, the market capitalization of Argentina’s securities markets for equities was U.S.$470.6 billion, a 25.7% increase compared to the market capitalization of Argentina’s securities markets for equities as of December 31, 2011, mainly as a result of the recovery of international financial markets.

As of December 31, 2013, the market capitalization of Argentina’s securities markets for equities was U.S.$514.9 billion, a 9% increase compared to the market capitalization of Argentina’s securities markets for equities as of December 31, 2012, mainly as a result of an increase in the total amount of public bonds traded.

As of December 31, 2014, the market capitalization of Argentina’s securities markets for equities was U.S.$455.2 billion, a 12% decrease compared to the market capitalization of Argentina’s securities markets for equities as of December 31, 2013, mainly as a result of changes in the nominal exchange rate.

As of December 31, 2015, the market capitalization of Argentina’s securities markets for equities was U.S.$355.2 billion, a 22% decrease compared to the market capitalization of Argentina’s securities markets for equities as of December 31, 2014, mainly as a result of changes in the nominal exchange rate.

Mutual Funds and the FGS

From 2005 to 2008, individuals, pension funds and mutual funds constituted the largest groups of investors in Argentina’s capital markets.

On November 20, 2008, Congress approved Law No. 26,425, which took effect on December 9, 2008 and nationalized the private pension system. Under this law, the former private pension system was absorbed and replaced by the Sistema Solidario de Reparto (Argentine Integrated Pension System), structured as a “pay as you go” system. As a result, all of the resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund, the FGS, to be administered by the ANSES. The assets held in the FGS may only be used to make advances to the Government to cover unexpected budget deficits that prevent the Government (through ANSES) from honoring its obligation to make social security and pension payments through the Argentine Integrated Pension System. The Fund holds a wide range of financial assets, including without limitation public sector securities, shares of corporations, fixed and floating rate instruments, bonds, mutual funds, securities representing debt issued under trusts and mortgage bonds. As of December 2015, the Fund was valued at Ps. 664.0 billion. Securities and obligaciones negociables (bonds) continued to be the FGS’s most important investments, representing 64.6% of the total value of the Fund. These investments increased by 34.6% with respect to November 2014, being the highest segment of investment to increase on a year-to-year basis.

Total Assets of the FGS

	2011	2012	2013	2014	2015
Assets (in millions of pesos)	Ps. 199.5	Ps. 244.8	Ps. 329.5	Ps. 472.2	Ps. 664.0
Percentage increase from previous year	12.1%	22.7%	34.6%	43.3%	40.6%

Source:	Central Bank.

As of December 31, 2011, FGS investment in projects for economic development amounted to Ps. 27.8 billion, a 42.8% increase compared to 2010. During 2012, total investments in production and infrastructure increased by 14.7% compared to 2011, to Ps. 31.9 billion. Total investment in the production sector was mainly allocated to energy infrastructure and public works projects. In 2013, FGS investments in projects for economic development increased by 40.0% compared to the previous year, to Ps. 44.7 billion. In 2014, FGS investments in corporate and sovereign bonds increased by 47.8% compared to the previous year, to Ps. 318.7 billion. As of December 31, 2015, FGS investments amounted to Ps. 664.0 billion, a 40.6% increase compared to December 31, 2014.

FGS Special Lending and Other Programs

In April 2010, the FGS established the Programa Conectar Igualdad (Connecting Equality Program). The program aims to improve the public education system and reduce the educational, social and technological gap. Through the program, 3,500,000 netbooks were distributed to secondary school students and teachers, as well as to special education and teacher training centers, between 2010 and 2013. The objective of the Connecting Equality Program is to achieve full literacy in information and communications technologies, thereby providing access to technological and information resources regardless of social, economic or geographical (rural and urban) conditions.

During 2011, the FGS established the ARGENTA program by providing retirees with a credit card through which they can obtain lines of credit for periods of up to 40 months, with a grace period of two months, and certain discounts for the purchase of goods and services.

During 2012, the FGS established the Programa de Crédito Argentino para la Vivienda Única Familiar (“Procrear” or Bicentenary Argentine Credit Program for Permanent Family Homes). The program was designed to permit homeowner credit lines for up to 400,000 houses over the course of four years. The program seeks to meet the housing needs of citizens country-wide, taking into account diverse socioeconomic conditions and family situations. In addition, this program aims to promote economic activity in the construction sector, thereby fostering increased production, employment and consumption in the overall economy. In connection with Procrear, the FGS established two additional credit line programs: one for the purchase of land for the purpose of home construction and another for the purchase of newly constructed homes or apartments. As of October 31, 2015, credit lines for a total of Ps. 31.6 billion had been granted under Procrear and related programs.

During 2014, the FGS established the Programa de Respaldo a Estudiantes de Argentina (Argentine Student Support Program). The main goal of this program is to improve the conditions of at-risk families through improved access to education. The program aims to support youth between the ages of 18 and 24, with the main objectives of assuring their completion of secondary or higher education and offering training or internships at various workplaces.

On June 29, 2016, Congress passed a bill approving the Historical Reparations Program for Retirees and Pensioners, which took effect upon its publication in the official gazette. The main aspects of this program, which is designed to conform government social security policies to Supreme Court rulings, include (i) payments to more than two million retirees and the retroactive compensation of more than 300,000 retirees and (ii) the creation of a pensión universal (universal pension) for the elderly, which guarantees an income for all individuals over 65 years of age who are otherwise ineligible for retirement. The Historical Reparations Program for Retirees and Pensioners will give retroactive compensation to retirees in an aggregate amount of more than Ps. 47.0 billion and involve expenses of up to Ps. 75.0 billion to cover all potential beneficiaries. The bill provides that assets held by the FGS, including equity interests, may be sold to finance this program.

Government Bonds

In terms of trading volume, the Argentine bond market is dominated by Government securities. In 2011, Government bond trading volumes increased to U.S.$31.4 billion, mainly as a result of the recovery in the public bonds market during the period. In 2012, Government bond trading volumes increased to U.S.$36.5 billion. As of December 31, 2013, the total traded amount of public bonds increased to U.S.$49.1 billion. In 2014, the total traded amount increased to U.S.$58.0 billion. In 2015, the total traded amount decreased to U.S.$56.4 billion.

For a description of the types of domestic bonds issued by the Government see “Public Sector Debt.”

Corporate Bonds

Corporate bonds can be issued in registered form and may be denominated in local or foreign currency. Interest rates on corporate bonds may be fixed or floating and can vary substantially with market conditions and the creditworthiness of the issuer.

Equities

The Argentine equities market is regulated by the CNV. Authorized markets, following CNV standards set the rules that companies must follow in order to list their equity securities on those markets.

In 2011, equity trading volume decreased by 11.7% to U.S.$3.2 billion as of December 31, 2011, mainly as a result of a low turnover in investment portfolios, and fell by 33.9% to U.S.$2.1 billion as of December 31, 2012. In 2012 and 2013, the number of listed companies remained stable at 97 listed companies, one less compared to 2011. In 2014, equity total trading volume increased by 41.8% from U.S.$3.4 billion as of December 31, 2013 to U.S.$4.8 billion as of December 31, 2014. In 2015, equity total trading volume increased by 4.3% from U.S.$4.8 billion as of December 31, 2014 to U.S.$5.0 billion as of December 31, 2015.

The following table sets forth certain data regarding the market capitalization and average daily trading volume on the Buenos Aires Stock Exchange as of the dates specified.

Market Capitalization and Traded Amount on the Buenos Aires Stock Exchange (in millions of U.S. dollars, unless otherwise specified)

	As of December 31,
	2011		2012		2013		2014		2015
Market capitalization (in billions of U.S. Dollars)	U.S.$	374.5	U.S.$	470.6	U.S.$	514.9	U.S.$	455.2	U.S.$	355.2
Average daily traded amount		205.0		221.0		285.2		301.9		334.3
Shares		12.9		8.7		14.0		18.8		20.6
Corporate bonds		4.0		3.6		9.3		11.5		7.8
Public bonds		128.1		151.4		203.6		228.8		233.1
Others(1)		60.0		57.4		58.4		42.8		72.9
Total traded amount(2)		50,320.3		53,246.6		68,713.7		76,533.6		80,887.3
Shares		3,165.4		2,091.2		3,365.0		4,772.6		4,976.6
Corporate bonds		977.4		863.9		2,233.9		2,915.7		1,871.5
Public bonds		31,385.7		36,475.5		49,062.2		58,013.4		56,403.5
Others(1)	U.S.$	14,791.8	U.S.$	13,816.0	U.S.$	14,052.7	U.S.$	10,831.9	U.S.$	17,635.7

(1)	Includes mutual funds, index futures, options and others.
(2)	Total traded amounts for each year.
Source:	Buenos Aires Stock Exchange.

PUBLIC SECTOR FINANCES

Introduction

Argentina’s public sector comprises national, provincial and municipal entities. These entities are divided into the non-financial public sector and the financial public sector. The non-financial public sector consists of national, provincial and municipal administrations, state-owned enterprises, certain public agencies and special-purpose fiduciary funds. The National Administration, in turn, is composed of the Central Administration, decentralized agencies and social security institutions (including former provincial pension funds). The financial public sector consists of the Central Bank, the Banco de la Nación Argentina, the BICE and ten other public financial entities (including provincial and municipal banks).

The chart below sets forth the organizational structure of Argentina’s public sector, excluding the non-financial municipal sector.

The Central Administration comprises the executive, legislative and judicial branches of the Government, including the public ministries. National decentralized agencies include governmental institutions, such as the AFIP with a budget, revenues and expenditures separate from the Central Administration. The national social security institutions consist of the ANSES, which is a self-governing entity, the Armed Forces Pension Fund and the Federal Police Pension Fund. As of the date of this prospectus, ten provinces and the City of Buenos Aires have transferred their social security obligations to ANSES. See “—Social Security.” These former provincial obligations are currently managed by ANSES.

The national public accounts reflect the consolidated results of the non-financial national public sector. Transfers from the Central Bank and the FGS to the Government, however, were included in the Government’s current fiscal revenues through December 31, 2015. Starting in 2016 (and on a pro forma basis for 2015) the Macri administration has decided to present transfers to the Government from the Central Bank and the FGS separately below the primary fiscal balance. The Government will also present, as a separate line item under the heading of primary expenditures, the aggregate amount of obligations with suppliers that were not timely honored and deferred to a subsequent fiscal year.

Argentina’s provincial and local authorities are independent from the Government and maintain separate fiscal accounts. Accordingly, the fiscal results of the provinces and local governments are not reflected in the national public accounts. The Central Administration, however, is legally required to transfer a portion of its revenues to the provinces and from time to time has also provided other forms of financial assistance to the provinces. See “Public Sector Finances—Fiscal Relations with the Provinces.”

Except as otherwise specified in the discussion below, the national public accounts are presented using a cash-basis method, which computes revenues and expenditures in the period in which cash flows take place, regardless of the period in which they were accrued. In the discussion of the National Public Accounts below and throughout this prospectus, the non-financial national public sector is referred to as the “Government.”

Additionally, we refer to the fiscal balance of the non-financial national public sector as the “primary fiscal balance.” This primary fiscal balance does not reflect the issuance of Bocones, a debt instrument issued by the Government to discharge a portion of its payment obligations (e.g., with suppliers) or interest payments. The overall balance of the non-financial national public sector includes interest payments unless otherwise specified.

On November 20, 2008, Congress approved Law No. 26,425, which took effect on December 9, 2008 and nationalized the private pension system. Under this law, the former private pension system was absorbed and replaced by the Argentine Integrated Pension System, structured as a “pay as you go” system. As a result, all of the resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund, the FGS, to be administered by the ANSES. The assets held in the FGS may only be used to make advances to the Government to cover unexpected budget deficits that prevent the Government (through ANSES) from honoring its obligation to make social security and pension payments through the Argentine Integrated Pension System. As of December 2015, the Fund was valued at Ps. 664.0 billion.

Decree N. 2103/08 requires that the proceeds of the FGS shall be invested in the acquisition of financial assets that include, among other instruments, public bonds or local securities of recognized solvency. The Administración Nacional de la Seguridad Social (The Argentine National Social Security Administration or “ANSES”) prioritizes investments that, besides of producing profitability, promote national infrastructure and that in turn stimulate the Argentine economy and generate formal employment.

The FGS has decision making bodies and control bodies. The first is composed by the Executive Director of ANSES, who manages the FGS with the assistance of the Executive Committee (composed of the Secretary of Finance, Treasury and Economic Policy of the Ministry of Economy and Public Finance). In addition, the Deputy Director of Operations of the FGS is the Executive Secretary of the Executive Committee and also its Operating Manager. Decisions are taken by simple majority and the Executive Director of ANSES has the veto rights. Control bodies are comprised of the Council of the FGS (which includes representatives of workers, retirees, businessmen, legislators, the cabinet of ministers and of the ANSES), the Bicameral Commission for Control of Funds, the Audit of the FGS, the General Audit Office of the Nation, the General Audit of the Nation and the Office of the Ombudsman of the Nation.

National Public Accounts

From 2011 to 2015, the Government recorded deficits in both the primary fiscal balance and the overall balance, which primarily resulted from an increase in Government expenditures aimed at stimulating private consumption, including through the funding of social programs and increases in social security benefits. Expenditures grew during this period, as the Government significantly increased social security payments, public benefits and transfers to the provinces.

In 2011, Argentina recorded a primary fiscal surplus of 0.2% of nominal GDP, decreasing from a surplus of 1.5% in 2010, and the overall balance of the non-financial public sector recorded a deficit of 1.4% of nominal GDP, compared to a surplus of 0.2% of GDP in 2010. In 2012, the primary fiscal balance recorded a deficit of 0.2% of nominal GDP and the overall balance of the non-financial public sector recorded a deficit of 2.1% of nominal GDP. In 2013, the primary fiscal balance recorded a deficit of 0.7% of nominal GDP and the overall balance of the non-financial public sector recorded a deficit of 1.9% of GDP. In 2014, the primary balance recorded a deficit of 0.8% of nominal GDP and the overall balance of the non-financial public sector recorded a deficit of 2.4% of nominal GDP. In 2015, the primary balance recorded a deficit of 1.8% of nominal GDP and the overall balance of the non-financial public sector recorded a deficit of 3.9% of nominal GDP.

Evolution of Fiscal Results: 2011 to 2015

National Public Accounts

(in millions of pesos)

	2011		2012		2013		2014		2015
Fiscal revenue
Current revenue:
National Administration taxes(1)	Ps.	264,005	Ps.	329,553	Ps.	404,461	Ps.	563,416	Ps.	708,801
Social security tax(1)		133,680		174,388		229,890		300,889		419,419
Net operating result from state-owned enterprises		(2,814)		(6,583)		(10,025)		(26,012)		(24,627)
Other non-tax revenue(2)		37,102		46,249		83,504		158,489		194,516
Capital revenue(3)		56		211		59		426		457

Total fiscal revenues(4)	Ps.	432,029	Ps.	543,818	Ps.	707,889	Ps.	997,208	Ps.	1,298,566

Primary expenditures(5)
Current expenditures:
National Administration wages		61,196		79,133		101,643		143,182		199,066
Goods and services		20,673		25,051		35,760		51,289		69,469
Social security(6)		147,085		204,617		272,066		363,385		535,697
Transfers to provinces		11,961		12,344		14,605		18,333		27,614
Other transfers(7)		121,983		143,637		183,748		284,304		374,174
Other expenditures		10,704		21,627		31,799		44,008		36,456
Capital expenditures		53,507		61,784		90,747		131,268		160,887

Total primary expenditures		427,109		548,193		730,368		1,035,769		1,403,363

Primary fiscal balance	Ps.	4,920	Ps.	(4,375)	Ps.	(22,479)	Ps.	(38,562)	Ps.	(104,797)

Interest payments(8)		(35,584)		(51,190)		(41,998)		(71,158)		(120,840)
Privatization proceeds		1		1		—		—		—

Overall balance of non-financial public sector	Ps.	(30,663)	Ps.	(55,563)	Ps.	(64,477)	Ps.	(109,720)	Ps.	(225,637)

(1)	Figures presented in this table differ from those presented in the tables titled “Composition of Tax Revenues” because they exclude revenues (and transfers) co-participated with the provinces and because they are published after the figures in the “Composition of Tax Revenues” table and thus reflect updated information.
(2)	Includes sale of goods and services of the public administration, operational revenues, transfers from the Central Bank and the FGS, current transfers and other transfers.
(3)	Excludes revenues from privatization.
(4)	Includes pension contributions mandated by the Argentine Integrated Pension System.
(5)	The Government discharges certain of its payment obligations (e.g., with suppliers) by issuing bonds known as Bocones. Bocones constitute bonds to be paid in the future rather than cash payments, and were not recorded as primary expenditures in the periods presented in this table or reflected as part of the overall balance of the non-financial public sector. See the table below titled “National Public Accounts (New Presentation)” for a description of the treatment of Bocones under the new presentation. The amount of such Bocones issued in 2011, 2012, 2013, 2014 and 2015 was Ps. 0.93 billion, Ps. 1.1 billion, Ps. 1.6 billion, Ps. 1.3 billion and Ps. 1.6 billion, respectively. For a description of these securities, see “Public Sector Debt—Debt Management Following the 2001 Debt Crisis.”
(6)	Amounts presented under “Social security” in this table are calculated on a cash basis and therefore differ from those presented in the table entitled “Composition of National Public Expenditures,” which are calculated using the accrual method of accounting and correspond to the National Administration.

(7)	Includes transfers to the private sector (including subsidies), to the public sector (e.g., transfers to universities), to the Heads of Households Program and to state-owned companies.
(8)	Includes interest payments on bonds issued pursuant to the 2005 Debt Exchange and the 2010 Debt Exchange.
Source:	Ministry of the Treasury.

National Public Accounts

(as a percentage of GDP)

	2011(8)	2012(8)	2013(8)	2014	2015
Fiscal revenue
Current revenue:
National Administration taxes(1)	12.1%	12.5%	12.1%	12.3%	12.1%
Social security tax(1)	6.1	6.6	6.9	6.6	7.2
Net operating result from state-owned enterprises	(0.1)	(0.2)	(0.3)	(0.6)	(0.4)
Other non-tax revenue(2)	1.7	1.8	2.5	3.5	3.3
Capital revenue(3)	—	—	—	—	—
Total fiscal revenues(4)	19.8	20.6	21.1	21.8	22.2
Primary expenditures(5)
Current expenditures:
National Administration wages	2.8	3.0	3.0	3.1	3.4
Goods and services	0.9	0.9	1.1	1.1	1.2
Social security(6)	6.8	7.8	8.1	7.9	9.2
Transfers to provinces	0.5	0.5	0.4	0.4	0.5
Other transfers(7)	5.6	5.4	5.5	6.2	6.4
Other expenditures	0.5	0.8	0.9	1.0	0.6
Capital expenditures	2.5	2.3	2.7	2.9	2.7

Total primary expenditures	19.6	20.8	21.8	22.6	24.0

Primary fiscal balance	0.2	(0.2)	(0.7)	(0.8)	(1.8)

Interest payments(8)	1.6	1.9	1.3	1.6	2.1
Privatization proceeds	—	—	—	—	—

Overall balance of non-financial public sector	(1.4)%	(2.1)%	(1.9)%	(2.4)%	(3.9)%

(1)	Figures presented in this table differ from those presented in the tables titled “Composition of Tax Revenues” because they exclude revenues (and transfers) co-participated with the provinces and because they are published after the figures in the “Composition of Tax Revenues” table and thus reflect updated information.
(2)	Includes sale of goods and services of the public administration, operational revenues, transfers from the Central Bank and the FGS, current transfers and other transfers.
(3)	Excludes revenues from privatization.
(4)	Includes pension contributions mandated by the Argentine Integrated Pension System.
(5)	The Government discharges certain of its payment obligations (e.g., with suppliers) by issuing bonds known as Bocones. Bocones constitute bonds to be paid in the future rather than cash payments, and were not recorded as primary expenditures in the periods presented in this table or reflected as part of the overall balance of the non-financial public sector. See the table below titled “National Public Accounts (New Presentation)” for a description of the treatment of Bocones under the new presentation. The amount of such Bocones issued in 2011, 2012, 2013, 2014 and 2015 was Ps. 0.93 billion, Ps. 1.1 billion, Ps. 1.6 billion, Ps. 1.3 billion and Ps. 1.6 billion, respectively. For a description of these securities, see “Public Sector Debt—Debt Management Following the 2001 Debt Crisis.”

(6)	Amounts presented under “Social security” in this table are calculated on a cash basis and therefore differ from those presented in the table entitled “Composition of National Public Expenditures,” which are calculated using the accrual method of accounting and correspond to the National Administration.
(7)	Includes transfers to the private sector (including subsidies), to the public sector (e.g., transfers to universities), to the Heads of Households Program and to state-owned companies.
(8)	Includes interest payments on bonds issued pursuant to the 2005 Debt Exchange and the 2010 Debt Exchange.
Source:	Ministry of the Treasury.

In March 2016, the Macri administration adopted a new methodology intended to increase transparency in the reporting of fiscal results. The main modifications introduced in the new presentation of fiscal results consist of excluding transfers from the Central Bank and FGS to the Government from total current fiscal revenues and excluding interest payments on public debt made by the Government from total current fiscal expenditures.

The following table sets forth the national public accounts for 2014 and 2015, on a pro forma basis, based on the new presentation that has been adopted by the Macri administration. In addition, it includes an estimate of the increase in the amount of deferred current obligations. Since the expenditures of the non-financial public sector are recorded at the time of payment in accordance with the cash method of accounting, expenditures relating to the consumption of goods and services incurred in a given period are recorded in a subsequent period if payment is deferred as a result of the Government’s discretionary power to do so. Recording the non-financial public sector’s accrued expenditures is a way to monitor the discrepancy between expenditures associated with actual consumption during a period which will be actually paid for during subsequent periods.

National Public Accounts (New Presentation)

(in millions of pesos, except percentages)

	Pro forma 2014		Pro forma 2015		% Change
Fiscal revenue
Total current fiscal revenues	Ps.	906,260	Ps.	1,192,870	31.	6%
Primary expenditures
Total current primary expenditures		(1,061,780)		(1,427,990)	34.	5%
Deferred current obligations(1)		(12,890)		(56,540)	338.	6%
Primary fiscal balance		(168,410)		(291,660)	73.	2%
Transfers on capital(2)		45,800		9,480	(79.	3)%
Overall balance of non-financial public sector	Ps.	(122,610)	Ps.	(282,180)	130.	1%

(1)	Includes the aggregate amount of the Government’s obligations with suppliers that were not timely honored and deferred to a subsequent fiscal year. These payment obligations previously were not recorded as primary expenditures.
(2)	Includes transfers from the Central Bank and FGS to the Government and interest payments on public debt made by the Government.

Source: Ministry of the Treasury.

Amounts in the discussion of fiscal results below are those presented in the immediately preceding tables, with the exception of revenues from social security taxes, value-added taxes (“VAT”), income taxes, taxes on goods and services and taxes on fuel, each of which refers to data presented in the table titled “Composition of Tax Revenues” presented in “—Tax Regime,” which include revenues (and transfers) “co-participated” with the provinces (see “Public Sector Finances—Fiscal Relations with the Provinces”) and pension contributions mandated by the Argentine Integrated Pension System.

Fiscal Result of 2011 Compared to Fiscal Result of 2010

Primary fiscal balance. The primary surplus decreased by 80.4%, from Ps. 25.1 billion in 2010 to Ps. 4.9 billion in 2011. While total revenues increased by 23.9% in 2011, primary expenditures increased by 32.0%. Total revenues and primary expenditures increased in excess of the amount initially budgeted for 2011, resulting in a lower but still positive primary balance.

Fiscal revenues. In 2011, fiscal revenues increased by 23.9% to Ps. 432.0 billion from Ps. 348.7 billion in 2010.

This increase was mainly driven by an increase in social security taxes, VAT, income tax and taxes on foreign trade, which accounted for approximately 94.1% of the total increase. The increase in fiscal revenues includes:

•	an increase in revenues from social security contributions, which accounted for approximately 39.3% of the total increase;

•	an increase in revenues from VAT, which accounted for approximately 23.6% of the total increase;

•	an increase in revenues from income tax, which accounted for approximately 20.3% of the total increase; and

•	an increase in revenues from taxes on foreign trade, which accounted for approximately 11.0% of the total increase, mainly due to increases in foreign trade activity, agricultural commodities prices and nominal peso-U.S. dollar exchange rate depreciation.

This increase in fiscal revenues was partially offset by a decrease in other non-tax revenues, which decreased by 13.9%, from Ps. 43.1 billion in 2010 to Ps. 37.1 billion in 2011. This decrease was primarily driven by transfers of profits from the Central Bank, which decreased from Ps. 20.3 billion in 2010 to Ps. 8.7 billion in 2011.

Primary expenditures. In 2011, primary expenditures (excluding interest payments) of the national public sector increased by 32.0%, from Ps. 323.6 billion in 2010 to Ps. 427.1 billion. This increase was mainly due to the following factors:

•	social security outlays, which accounted for 38.7% of the overall increase, increased by 37.4%, from Ps. 107.1 billion in 2010 to Ps. 147.1 billion in 2011, mainly as a result of an increase in the number of retirees and successive increases in pension income. During 2011, pensions increased by an average of 37.0%;

•	other transfers (including external sector transfers, private sector subsidies and transfers to autonomous public entities such as universities), which accounted for 31.3% of the overall increase, increased by 36.2%, from Ps. 89.6 billion in 2010 to Ps. 122.0 billion in 2011. This increase was mainly due to the increase in subsidies to the transport and electricity sectors. The increase in other transfers was also driven by an increase in social security payments, particularly through the Universal Child Allowance and Universal Pregnancy Allowance programs;

•	National Administration wages, which accounted for 12.7% of the overall increase, increased by 27.4%, from Ps. 48.0 billion in 2010 to Ps. 61.2 billion in 2011, primarily as a result of the periodic adjustment to the salaries of public employees, which increased by an average of 21.2% in the aggregate, and a 5.1% increase in the number of national public sector employees from 351,144 as of December 31, 2010 to 368,996 as of December 31, 2011; and

•

capital expenditures, which accounted for 7.6% of the overall increase, increased by 17.2%, from Ps. 45.6 billion in 2010 to Ps. 53.5 billion in 2011. This increase was primarily due to an increase in direct Government investment, principally for the purchase of computers to distribute to public school students through the Programa Conectar Igualdad (Connecting Equality Program) (see “Monetary

System—Securities Markets—Mutual Funds”), and for the construction and maintenance of roads. In November 2011, to improve the equitable distribution of expenditures on subsidies, the Government eliminated subsidies on electricity, natural gas, drinking water and sewage systems for certain portions of the population that were considered capable of paying for such public services without the benefit of subsidies.

Overall fiscal balance. Due to a higher increase in primary expenditures than revenues, as well as higher interest payments during 2011, the overall fiscal balance recorded a deficit of Ps. 30.7 billion in 2011 compared to a surplus of Ps. 3.1 billion in 2010. For a discussion of interest payments in 2011, see “Public Sector Debt—Foreign Currency Denominated Debt—Foreign Currency Denominated Debt Services” and “Public Sector Debt—Peso-Denominated Debt—Peso-Denominated Debt Service.”

Fiscal Result of 2012 Compared to Fiscal Result of 2011

Primary fiscal balance. The primary fiscal balance in 2012 recorded a deficit of Ps. 4.4 billion in 2012, compared to a surplus of Ps. 4.9 billion in 2011. While total revenues increased by 25.9% in 2012, primary expenditures increased to a greater extent, by 28.3%. Total revenues and primary expenditures increased in excess of the amount initially budgeted for 2012.

Fiscal revenues. In 2012, fiscal revenues increased by 25.9% to Ps. 543.8 billion from Ps. 432.0 billion in 2011. This increase was mainly driven by social security taxes, VAT, income tax, taxes on foreign trade and other non-tax revenues, which accounted for approximately 89.4% of the total increase. The increase in fiscal revenues includes:

•	an increase in revenues from social security contributions, which accounted for approximately 36.4% of the total increase;

•	an increase in revenues from VAT, which accounted for approximately 20.6% of the total increase;

•	an increase in revenues from income tax, which accounted for approximately 14.7% of the total increase;

•	an increase in revenues from taxes on foreign trade, which accounted for approximately 9.5% of the total change increase, mainly due to increases in foreign trade activity, agricultural commodity prices, nominal peso-U.S. dollar exchange rate depreciation and an increase in the variable tax rate applicable to biodiesel exports; and

•	an increase in other non-tax revenues, which accounted for approximately 8.2% of the total increase, primarily driven by an increase in profits generated by the Argentine Integrated Pension System, which was partially offset by an 11.5% decrease in the transfer of profits from the Central Bank.

Primary expenditures. In 2012, primary expenditures (excluding interest payments) of the national public sector increased by 28.3% from Ps. 427.1 billion in 2011 to Ps. 548.2 billion in 2012. This increase was mainly due to the following factors:

•	social security outlays, which accounted for approximately 47.5% of the overall increase, increased by 39.1%, from Ps. 147.1 billion in 2011 to Ps. 204.6 billion in 2012, mainly as a result of an increase in the number of retirees and successive increases in pension income. During 2012, minimum pension income increased by an average of 31.1%;

•	other transfers (including external sector transfers, private sector subsidies and transfers to autonomous public entities such as universities), which accounted for approximately 17.9% of the overall increase, increased by 17.8%, from Ps. 122.0 billion in 2011 to Ps. 143.6 billion in 2012. This increase was mainly due to the increase in subsidies to the transport and electricity sectors. The increase in other transfers was also driven by the increase in outlays to universities and social security payments, particularly through the Universal Child Allowance and Universal Pregnancy Allowance programs;

•	National Administration wages, which accounted for approximately 14.8% of the total increase, increased by 29.3% from Ps. 61.2 billion in 2011 to Ps. 79.1 billion in 2012, primarily as a result of the periodic adjustment to the salaries of public employees during 2012, which increased by an average of 25.8% in the aggregate, and a 2.8% increase in the number of national public sector employees from 368,996 as of December 31, 2011 to 379,388 as of December 31, 2012; and

•	capital expenditures, which accounted for approximately 6.8% of the overall increase, increased by 15.5% from Ps. 53.5 billion in 2011 to Ps. 61.8 billion in 2012. This increase was primarily due to an increase in direct Government investment, principally for the purchase of computers to distribute to public school students through the Connecting Equality program, the construction and maintenance of roads and capital transfers to provinces and private companies, primarily for infrastructure projects.

Overall fiscal balance. Due to a higher increase in primary expenditures than revenues, as well as higher interest payments during 2012, the overall fiscal deficit increased from Ps. 30.7 billion in 2011 to Ps. 55.6 billion in 2012. For a discussion of interest payments in 2012, see “Public Sector Debt—Foreign Currency Denominated Debt—Foreign Currency Denominated Debt Services” and “Public Sector Debt—Peso-Denominated Debt—Peso-Denominated Debt Service.”

Fiscal Result of 2013 Compared to Fiscal Results of 2012

Primary fiscal balance. The primary deficit increased from Ps. 4.4 billion in 2012 to Ps. 22.5 billion in 2013. While total revenues increased by 30.2% in 2013, primary expenditures increased by 33.2%. Total revenues and primary expenditures increased in excess of the amount initially budgeted for 2013.

Fiscal revenues. In 2013, fiscal revenues increased by 30.2% to Ps. 707.9 from Ps. 543.8 billion in 2012. This increase was mainly driven by social security taxes, VAT, income tax, taxes on foreign trade and other non-tax revenues, which accounted for approximately 91.4% of the total increase. The increase in fiscal revenues includes:

•	an increase in revenues from social security contributions, which accounted for approximately 33.8% of the total increase;

•	an increase in other non-tax revenues, which accounted for approximately 22.7% of the total increase, primarily driven by increase in profits generated by the Argentine Integrated Pension System and a 316.7% increase in the transfer of profits from the Central Bank;

•	an increase in revenues from VAT, which accounted for approximately 18.7% of the total increase;

•	an increase in revenues from income tax, which accounted for approximately 14.8% of the total increase; and

•	an increase in revenues from taxes on foreign trade, which accounted for approximately 1.5% of the total increase.

Primary expenditures. In 2013, primary expenditures (excluding interest payments) of the national public sector increased by 33.2% from Ps. 548.2 billion in 2012 to Ps. 730.4 billion in 2013. This increase was mainly due to the following factors:

•	social security outlays, which accounted for approximately 37.0% of the overall increase, increased by 33.0%, from Ps. 204.6 billion in 2012 to Ps. 272.1 billion in 2013, mainly as a result of successive increases in pension income. In 2013, minimum pension income increased by an average of 31.8%;

•	other transfers (including external sector transfers, private sector subsidies and transfers to autonomous public entities such as universities), which accounted for approximately 22.0% of the overall increase, increased by 27.9%, from Ps. 143.6 billion in 2012 to Ps. 183.7 billion in 2013. This increase was mainly due to the raise in subsidies to the electricity and energy sectors. The increase in other transfers was also driven by the increase in outlays to universities and social security payments, particularly through the Universal Child Allowance and Universal Pregnancy Allowance programs;

•	capital expenditures, which accounted for approximately 15.9% of the overall increase, increased by 46.9% from Ps. 61.8 billion in 2012 to Ps. 90.7 billion in 2013. This increase was primarily due to an increase in transfers to provinces for infrastructure projects through the Fondo Federal Solidario (Joint Federal Fund) (see “Public Sector Finances—Fiscal Relations with the Provinces—Revenue Transfers”) and direct Government investment, principally for housing projects under the Plan Más Cerca, Más Municipio, Mejor País, Más Patria program and financial assistance to railway service companies for the improvement and renewal of railway infrastructure; and

•	National Administration wages, which accounted for approximately 12.4% of the total increase, increased by 28.4% from Ps. 79.1 billion in 2012 to Ps. 101.6 billion in 2013, primarily as a result of two successive increases in the salaries of public employees during 2013, which increased by an average of 23.5%, and a 4.4% increase in the number of national public sector employees from 379,338 as of December 30, 2012 to 396,138 as of December 30, 2013.

Overall fiscal balance. Due to a higher increase in primary expenditures than revenues during 2013, the overall fiscal deficit increased from Ps. 55.6 billion in 2012 to Ps. 64.5 billion in 2013. For a discussion of interest payments in 2013, see “Public Sector Debt—Foreign Currency Denominated Debt—Foreign Currency Denominated Debt Services” and “Public Sector Debt—Peso-Denominated Debt—Peso-Denominated Debt Service.”

Fiscal Result of 2014 Compared to Fiscal Results of 2013

Primary fiscal balance. The primary deficit increased from Ps. 22.5 billion in 2013 to Ps. 38.6 billion in 2014. Total revenues and primary expenditures increased in excess of the amount initially budgeted for 2014. While total revenues increased by 40.9% in 2014, primary expenditures increased by 41.8%, resulting in a larger primary deficit.

Fiscal revenues. In 2014, fiscal revenues increased by 40.9% to Ps. 997.2 billion from Ps. 707.9 billion in 2013. This increase was mainly driven by social security taxes, VAT, income tax, taxes on foreign trade and other non-tax revenue, which accounted for approximately 93.5% of the total increase. The increase in fiscal revenues includes:

•	an increase in revenues from social security contributions, which accounted for approximately 24.6% of the total increase;

•	an increase in other non-tax revenues, which accounted for approximately 26.0% of the total increase, primarily driven by an increase in the transfer of profits from the Central Bank from Ps. 32.2 billion in 2013 to Ps. 78.4 billion in 2014, and an increase in profits generated by the Argentine Integrated Pension System;

•	an increase in revenues from income tax, which accounted for approximately 15.6% of the total increase;

•	an increase in revenues from VAT, which accounted for approximately 15.3% of the total increase; and

•	an increase in revenues from taxes on foreign trade, which accounted for approximately 11.9% of the total change increase, mainly due to nominal peso-U.S. dollar exchange rate depreciation, which was partially offset by a decrease in taxes biodiesel exports, as a result of the impact of decreased oil and fuel commodity prices on the variable tax rate.

Primary expenditures. In 2014, primary expenditures (excluding interest payments) of the national public sector increased by 41.8% from Ps. 730.4 billion in 2013 to Ps. 1,035.8 billion in 2014. This increase was mainly due to the following factors:

•

other transfers (including external sector transfers, private sector subsidies and transfers to autonomous public entities such as universities), which accounted for approximately 32.9% of the overall increase, increased by 54.7%, from Ps. 183.7 billion in 2013 to Ps. 284.3 billion in 2014. This increase was mainly due to the increase in subsidies to the electricity sector. The increase in other transfers was also driven by the increase in outlays to social security payments, particularly through the Universal Child Allowance and Universal Pregnancy Allowance;

•	social security outlays, which accounted for approximately 29.9% of the overall increase, increased by 33.6%, from Ps. 272.1 billion in 2013 to Ps. 363.4 billion in 2014, mainly as a result of an increase in the number of retirees and successive increases in pension income. During 2014, pensions increased by an average of 30.5%, including as a result of the Government’s extension of the social security system in September 2014 to cover individuals who had reached, or were within two years of reaching, the eligible age to collect such benefits but have not contributed to the system for the required number of years. This extension applied to the self-employed and those subject to the monotributo (self-employment tax) system;

•	National Administration wages, which accounted for approximately 13.6% of the total increase, increased by 40.9% from Ps. 101.6 billion in 2013 to Ps. 143.2 billion in 2014, primarily as a result of the periodic adjustment to the salaries of public employees during 2014, which increased by an average of 35.8% in the aggregate, and a 3.8% increase in the number of national public sector employees from 396,138 as of December 31, 2013 to 411,045 as of December 31, 2014; and

•	capital expenditures, which accounted for approximately 13.3% of the overall increase, increased by 44.7% from Ps. 90.7 billion in 2013 to Ps. 131.3 billion in 2014. This increase was primarily due to an increase in direct Government investment and transfers to the provinces and the City of Buenos Aires, principally for the construction and maintenance of roads, as well the purchase of equipment for investments in railway and other infrastructure projects and, to a lesser extent, the Programa de Estímulo a la Inyección Excedente de Gas Natural (Natural Gas Stimulus Plan), investments in electricity generation projects, the development of housing infrastructure through the Techo Digno program, mortgage lending through the PRO.CRE.AR Bicentenario program and the development of economic and social infrastructure in the provinces and municipalities through the Joint Federal Fund (see “Public Sector Finances—Fiscal Relations with the Provinces—Revenue Transfers”).

Fiscal Result of 2015 Compared to Fiscal Results of 2014

Primary fiscal balance. The primary deficit increased from Ps. 38.6 billion in 2014 to Ps. 104.8 billion in 2015. Total revenues and primary expenditures increased in excess of the amount initially budgeted for 2015. While total revenues increased by 30.2% in 2015, primary expenditures increased by 35.5%, resulting in a larger primary deficit.

Fiscal revenues. In 2015, fiscal revenues increased by 30.2% to Ps. 1,299 billion from Ps. 997.2 billion in 2014. This increase was mainly driven by social security taxes, VAT, income tax, taxes on fuel, financial transactions and other non-tax revenue, which accounted for approximately 96.8% of the total increase. The increase in fiscal revenues includes:

•	an increase in revenues from social security contributions, which accounted for approximately 37.7% of the total increase;

•	an increase in other non-tax revenues, which accounted for approximately 11.4% of the total increase, primarily driven by an increase in profits generated by the Argentine Integrated Pension System and managed by the FGS;

•	an increase in revenues from income tax, which accounted for approximately 19.7% of the total increase;

•	an increase in revenues from VAT, which accounted for approximately 19.3% of the total increase; and an increase in revenues from taxes on foreign trade, mainly due to an increase in imports tax contribution, which was partially offset by a decrease in export tax revenues.

Primary expenditures. In 2015, primary expenditures (excluding interest payments) of the national public sector increased by 35.5% from Ps. 1,035.8 billion in 2014 to Ps. 1,403 billion in 2015. This increase was mainly due to the following factors:

•	other transfers (including external sector transfers, private sector subsidies and transfers to autonomous public entities such as universities), which accounted for approximately 24.4% of the overall increase, increased by 31.6%, from Ps. 284.3 billion in 2014 to Ps. 374.2 billion in 2015. This increase was mainly due to the increase in subsidies to the electricity sector. The increase in other transfers was also driven by the increase in outlays to social security payments, particularly through the Universal Child Allowance and Universal Pregnancy Allowance;

•	social security outlays, which accounted for approximately 46.9% of the overall increase, increased by 47.4%, from Ps. 363.4 billion in 2014 to Ps. 535.7 billion in 2015, mainly as a result of an increase in the number of retirees and successive increases in pension income. During 2015, pensions increased by an average of 33.0%;

•	National Administration wages, which accounted for approximately 15.2% of the total increase, increased by 39.0% from Ps. 143.2 billion in 2014 to Ps. 199.1 billion in 2015; and

•	capital expenditures, which accounted for approximately 8.1% of the overall increase, increased by 22.6% from Ps. 131.3 billion in 2014 to Ps. 160.9 billion in 2015. This increase was primarily due to capital expenditures in energy, transport and housing infrastructure.

Tax Regime

In Argentina, the legal authority to impose taxes is shared by Congress, the provincial legislatures and, within certain limits, the municipalities.

Federal taxes must be authorized by an act of Congress, although the executive branch is empowered to issue regulations and decrees necessary to implement congressional legislation. Argentina does not have a federal revenue code; instead, separate laws, which are amended frequently, govern different categories of taxes. The Ministry of the Treasury is responsible for the collection of federal fiscal revenues. The Ministry of the Treasury carries out this task mainly through the AFIP.

Figures presented in this section differ from those presented in “—National Public Accounts” section because they include revenues (and transfers) “co-participated” (see “Public Sector Finances—Fiscal Relations with the Provinces”) with the provinces.

Composition of Tax Revenues

The Government levies the following taxes:

•	VAT on goods and services;

•	income taxes;

•	social security taxes;

•	taxes on foreign trade;

•	taxes on capital;

•	taxes on fuel; and

•	other taxes on goods and services (such as consumption taxes and tax on financial transactions).

Traditionally, the Government derived most of its revenue from VAT, social security contributions and income taxes. See “—Tax Regime—Composition of Tax Revenues.”

Tax revenues for the year ended December 31, 2015 totaled Ps. 1,567 billion, an increase of 31.1% as compared to 2014. The increase was primarily the result of:

•	an increase in nominal wages of the public and private sectors;

•	an increase in prices of products and services;

•	an increase in taxable income declared by companies and individuals; and

•	continued improvements in tax collection mechanisms.

During 2015:

•	income tax revenues increased by 42.8%, primarily due to larger income tax advance payments made by companies in 2015 and larger payments made by individuals resulting from an increase in salaries without any adjustment to the tax bracket base;

•	duties on foreign trade decreased 1.9% as compared to 2014. Export taxes revenues decreased by 9.7% while import tax collection increased by 18.1%;

•	social security taxes increased by 35.0%, mainly driven by increased taxable wages and the number of registered workers as compared to 2014, and changes in legislation, including the increase of the maximum taxable base for the calculation of contributions; and

•	VAT revenues increased by 30.8% as a result of a 36.8% increase in the national tax bureau VAT and a 16.4% increase in customs VAT, in each case as compared to 2014, primarily as a result of an increase in nominal consumption, which was partially offset by increased returns and exchanges to grain exporters and producers, as well as a decrease in revenues generated under the VAT moratorium approved in 2015.

The following tables set forth the composition of the Government’s tax revenues for the periods specified.

Composition of Tax Revenues

(in millions of pesos)

	2011		2012		2013		2014		2015(4)
VAT	Ps.	154,237	Ps.	190,496	Ps.	249,006	Ps.	331,203	Ps.	433,076
Social security taxes(1)		137,186		179,777		236,072		307,656		415,410
Taxes on income		108,598		138,440		183,599		267,075		381,463
Corporate income tax		66,767		80,490		97,614		129,881		183,207
Personal income tax		36,711		54,274		79,446		125,066		187,663
Others		5,121		3,676		6,539		12,128		10,593
Import and export taxes		69,338		78,677		79,940		115,283		113,053
Taxes on capital(2)		6,018		7,409		10,471		14,575		18,538
Taxes on fuel		18,131		25,785		31,010		44,490		56,478
Other taxes on goods and services		51,494		61,894		78,595		106,672		139,027
Others		5,214		6,428		5,200		8,333		10,004

Gross tax revenues(3)		550,216		688,905		873,893		1,195,287		1,567,050
Tax refunds		(4,690)		(1,987)		(5,394)		(11,215)		(8,831)

Net tax revenues	Ps.	545,526	Ps.	686,918	Ps.	868,499	Ps.	1,184,072	Ps.	1,558,219

(1)	Revenues for 2011, 2012, 2013, 2014 and 2015 include pension contributions resulting from the Argentine Integrated Pension System.
(2)	Includes tax on financial transactions, which generated revenues of Ps. 36.9 billion in 2011, Ps. 44.6 billion in 2012, Ps. 57.2 billion in 2013, Ps. 77.6 billion in 2014 and Ps. 97.5 billion in 2015.

(3)	Gross tax revenues include certain tax revenues that are collected and later refunded, such as VAT and income tax, which are refundable in certain circumstances. Such refunds are deducted from gross tax revenues to calculate net tax revenues.
(4)	Preliminary data.

Source: Ministry of the Treasury.

Composition of Tax Revenues

(as a percentage of total Government fiscal revenues)

	2011	2012	2013	2014	2015(4)
VAT	28.3%	27.7%	28.7%	28.0%	27.8%
Social security taxes(1)	25.1%	26.2%	27.2%	26.0%	26.7%
Taxes on income	19.9%	20.2%	21.1%	22.6%	24.5%
Corporate income tax	12.2%	11.7%	11.2%	11.0%	11.8%
Personal income tax	6.7%	7.9%	9.1%	10.6%	12.0%
Others	0.9%	0.5%	0.8%	1.0%	0.7%
Import and export taxes	12.7%	11.5%	9.2%	9.7%	7.3%
Taxes on capital	1.1%	1.1%	1.2%	1.2%	1.2%
Taxes on fuel	3.3%	3.8%	3.6%	3.8%	3.6%
Other taxes on goods and services(2)	9.4%	9.0%	9.0%	9.0%	8.9%
Others	1.0%	0.9%	0.6%	0.7%	n.a.

Gross tax revenues(3)	100.9%	100.3%	100.6%	100.9%	100.6%
Tax refunds	(0.9)	(0.3)	(0.6)	(0.9)	(0.6)

Net tax revenues	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Revenues for 2011, 2012, 2013, 2014 and 2015 include pension contributions resulting from the Argentine Integrated Pension System.
(2)	Includes tax on financial transactions, which generated revenues of Ps. 36.9 billion in 2011, Ps. 44.6 billion in 2012, Ps. 57.2 billion in 2013, Ps. 77.6 billion in 2014 and Ps. 97.5 billion in 2015.
(3)	Gross tax revenues include certain tax revenues that are collected and later refunded, such as VAT and income tax, which are refundable in certain circumstances. Such refunds are deducted from gross tax revenues to calculate net tax revenues.
(4)	Preliminary Data.
n.a.	= not available.

Source: Ministry of the Treasury.

The information below is a brief description of the principal taxes levied by the Government, except for social security taxes. For a description of social security taxes see “Social Security.”

Value Added Tax

VAT is levied on sales of goods and services within Argentina, and the rendering of services abroad when the effective use of those services takes place in Argentina and the provider of the service is registered as a VAT taxable person. VAT is also applied on imports.

As of the date of this prospectus, the general VAT rate is 21.0%. An increased rate of 27.0% applies to the provision of gas, electricity, water, sewage and telecommunications services for non-residential purposes. A reduced rate of 10.5% applies in certain cases, including housing projects, the sale of livestock and other agricultural products, the sale of capital goods and certain financial revenues and expenses.

VAT revenues increased by 30.8% in 2015 as compared to 2014, primarily as a result of an increase in nominal consumption, which was partially offset by a decrease in revenues generated under the VAT moratorium approved in 2015.

The Government also levies certain taxes on the consumption of certain goods and services. The following table sets forth a sample of the tax rates applicable to certain products.

Composition of Taxes on Goods and Services

Product	Rate (%)
Goods
Tobacco products	20–75
Alcoholic beverages	8–20
Non-alcoholic beverages (including extracts, concentrates and mineral water)	4–8
Luxury items	20
Recreational sporting equipment (including private planes and yachts)	10
Electronic products	17
Cars, engines and motorcycles	10–20
Services
Insurances	0.1–23
Satellite and Cell phones (mobile phones)	4

Source: Ministry of the Treasury.

Since 2010, the Government has collected a tax on mobile phones. The tax is equal to 1% of customers’ payments (abonos) to cell phone companies (net of VAT). The proceeds of this tax are allocated to the promotion of Olympic sports through the Ente Nacional de Alto Rendimiento Deportivo, or Enard (National Board of High Performance Sports).

Taxes on Income

Argentine legal residents and corporations domiciled in Argentina are subject to income tax on their worldwide income. Nonresidents are subject to tax only on income from Argentine sources.

The income of national, provincial or local authorities, as well as non-profit organizations (including cooperatives, religious institutions and foundations), is exempt from income tax. The Government also exempts or creates special incentives (in the form of tax breaks) for projects carried out in certain locations, such as Tierra del Fuego, and for certain economic activities, such as public transportation and garbage collection.

There are three categories of taxes on income in Argentina:

•	Impuesto a las ganancias (income tax). For Argentine resident individuals, the rate of this tax varies according to income level, ranging from 9% to 35%. A 15% tax rate applies to net income derived from trade of securities. In case the trade is conducted through certain markets, an exemption may apply for Argentine resident individuals. For all business entities, the rate is 35% applicable on worldwide net income. For non-resident individuals and entities the rate is 35%, however, it is generally applied on a presumed income portion contained in payments to non-residents (which usually causes the effective tax rate to be lower). A 13.5% rate on the gross sale price or 15% on actual net income applies for income obtained by non-Argentine residents from the sale of securities. Alternatively, self-employed individuals whose annual income is less than a statutorily provided limit (which is adjusted periodically) may opt to pay a monotributo (self-employment tax), which is a fixed amount calculated on the basis of gross turnover, which replaces both the income tax and the VAT.

•	Gravamen de emergencia sobre premios de determinados juegos de sorteos y concursos deportivos (emergency tax on lotteries and gaming proceeds). The rate of this tax is 31% and it is levied on 90% of the net amount of gains from lotteries and games.

•	Impuesto a la ganancia mínima presunta (notional minimum income tax). Subject to certain exceptions, such as stock and other equity interests in entities subject to income tax, a 1% tax is levied on the value of certain assets held by businesses and individuals at the end of each fiscal year to the extent their aggregate value exceeds a minimum threshold. Amounts paid on account of income tax are deductible from this tax to avoid double taxation. The minimum income tax rate supplements the income tax rate. The fiscal obligation in each year is set at the higher of both taxes. However, if the minimum income tax exceeds income tax, the excess can be credited against future income tax payment obligations for up to ten years. This tax has been abrogated for tax periods initiated after January 1, 2019.

Income tax accounted on average for 21.6% of total tax revenues from 2011 through 2015. In 2015, income tax accounted for 24.5% of total tax revenues.

In 2016, Congress abrogated the application of the 10% income tax withholding on dividends paid by Argentine companies.

Taxes on Foreign Trade

Taxes on foreign trade consist of export and import taxes. Import taxes are levied on goods and services imported into Argentina for consumption. They are assessed either ad valorem (i.e., on the actual value of the good or service) or based on CIF official prices (i.e., the cost of the good or service, plus insurance and freight to the destination), whichever is higher. Rates for import taxes range from 0% to 35%. Imports of capital goods that are not produced in Argentina are taxed at a 2% rate, while those produced in Argentina are subject to, in general, a 14% rate. Certain products, such as textiles, footwear and toys are taxed at a special rate. Export taxes were introduced in 2002. Export taxes became an important source of revenue for the Government beginning in 2003, primarily as a result of the high international prices for commodities and the devaluation of the peso, which during the initial years increased the competitiveness and value of Argentina’s U.S. dollar exports in pesos. Domestic inflation and the real appreciation of the peso eroded the competitiveness of Argentine exports.

Set forth below are certain export tax rates that were in effect as of December 10 and as of December 31, 2015, after President Macri issued a decree significantly reducing export taxes.

•	Exports of crude oil and fuels:

•	if the international price per barrel of crude oil and fuel is less than U.S.$71.00, the applicable export tax is 1%; and

•	if international price per barrel of crude oil and fuel is higher than U.S.$71.00, the export tax is calculated according to the following formula:

where D is export tax, PI is international price and VC is “price cut” (maximum net amount after taxes that an exporter can be paid; as of December 31, 2015, the Government set the “price cut” at U.S.$70.00 per barrel);

•	0% on exports of oilseeds from sunflowers;

•	0% on exports of sunflower oils and other products derived from sunflowers;

•	0% on exports of certain regional products such as fruits, honey, rice and vegetables;

•	0% on exports of dairy products and meat;

•	0% on exports of organic products;

•	5% on exports of raw wool and sheared wool;

•	5% on exports of metal waste;

•	5%-10% on exports of hides and skins;

•	5%-10% on exports of natural cork;

•	5%-10% on exports of mineral products;

•	20% on exports of paper and cardboard for recycling;

•	27% on exports of soy oils and other products derived from soy;

•	30% on exports of oilseeds from soy;

•	100% on exports of natural gas;

•	Biofuel. The export tax is calculated according to the following formula:

where

D is export tax, PR is reference price and CRCTE is equal to the sum of total costs and the return on total capital used.

In 2011, export taxes on agricultural products represented 41.7% of total export taxes, export taxes on food and beverages represented 24.6% of total export taxes and export taxes on fuel products represented 20.9% of total export taxes.

In 2012, export taxes on agricultural products represented 37.5% of total export taxes, export taxes on fuel products represented 25.4% of total export taxes, and export taxes on food and beverages represented 25.0% of total export taxes. The share of total export taxes stemming from fuel products increased in 2012 primarily as a result of an increase in crude oil exports. In addition, in August 2012, the Government replaced the fixed tax rate applicable to biodiesel exports with a variable rate determined by a governmental agency primarily on the basis of international prices and production costs.

In 2013, export taxes on agricultural products represented 36.3% of total export taxes, export taxes on food and beverages represented 35.2% of total export taxes and export taxes on fuel products represented 14.0% of total export taxes.

In 2014, export taxes on food and beverages represented 39.3% of total export taxes, export taxes on agricultural products represented 36.2% of total export taxes and export taxes on fuel products represented 10.7% of total export taxes.

During the first nine months of 2015, export taxes on food and beverages represented 38.1% of total export taxes, export taxes on agricultural products represented 47.5% of total export taxes and export taxes on fuel products represented 2.1% of total export taxes.

Import and export tax revenues decreased by 3.3%, from Ps. 115.3 billion in 2014 to Ps. 113.1 billion in 2015. Export taxes decreased by 9.7% in 2015 as compared to the previous year as a result of a decrease in agricultural products sales and a decrease in commodities prices. Import taxes increased by 18.1% due to an increase in the nominal exchange rate.

Taxes on Capital

Taxes on capital include taxes on the value of personal assets owned by individuals, taxes on the net worth of credit unions, a tax on the sales of real estate and a tax on financial transactions. The tax on financial transactions was introduced in 2001 and has become an important source of revenue for the Government. The tax is levied on the full amount of most financial transactions, with certain limited exemptions. The standard tax rate is 0.6% for credits and debits from checking accounts and 1.2% for transfers of funds and other cash transfers. The tax on financial transactions was originally scheduled to expire in December 2002, but Congress extended the expiration date on several consecutive occasions. As a result, the tax on credits and debits from checking accounts will remain in force until December 31, 2017.

Taxes on Fuels

The Government levies taxes on the sale of various fuels, including liquid fuels, such as gasoline and diesel, and compressed natural gas. Through 2015, the tax on the sale of liquid fuels was generally levied on importers, refineries and distributors and ranged from 17.1% to 63% of the net sales price depending on the type of fuel.

Tax Enforcement

Argentina historically had a low rate of tax collection. The Government has taken steps to improve its level of tax collection since 2003, when the Plan Antievasión (Anti-evasion Program) was approved by Congress. Recent initiatives introduced by the Government to improve tax collection include the following:

Tax Cooperation Agreements

Argentina and Uruguay have entered into a cooperation agreement to facilitate the sharing of tax information. Under this agreement, the tax authorities of both countries are able to share certain tax information to detect tax evasion.

Argentina has signed cooperation agreements with numerous countries to promote international cooperation in tax matters through the exchange of information and increase the transparency of cross-border commercial transactions. These agreements provide for the sharing of tax information in documentary form and, in certain circumstances, allow representatives of a country’s competent authority to conduct interviews and examine records in the territory of a counterparty. In other cases, these agreements provide for mutual assistance in customs procedures.

Argentina is also a party to the Convention on Mutual Administrative Assistance in Tax Matters and to the Multilateral Competent Authority Agreement promoted by the Organization for Economic Co-operation and Development (OECD).

Tax Regularization Program

In May 2013, with the aim of directing undeclared foreign currency savings of Argentine residents for use in the development of infrastructure projects, as well as in the energy and real estate sectors, Congress passed a law authorizing the issuance of certain securities to be subscribed with undeclared foreign currency. This initiative has not been renewed since December 2015. For more information see “Monetary System—Foreign Exchange and International Reserves—Voluntary Declaration of Foreign Currency.”

Composition of Public Expenditures

Public sector expenditures include general administrative expenses, debt service payments, investments in public infrastructure and services, expenditures related to defense and security, administrative expenses of the judiciary and social program expenditures.

The following table sets forth the National Administration’s public expenditures for the periods specified, calculated using an accrual method, which computes revenues and expenditures in the periods in which they are accrued, regardless of the period in which payments take place. This method differs from the cash-basis used to calculate national public accounts. See “—Introduction.”

Composition of National Public Expenditures(1)

(as a percentage of GDP)

	2011	2012	2013	2014	2015
General administration	1.0%	0.9%	1.0%	1.0%	1.2%
Defense and security	1.1	1.2	1.2	1.3	1.7
Justice	0.3	0.3	0.4	0.4	0.5
Social programs	11.7	12.5	13.4	13.4	17.3
Social security(2)	8.0	9.0	9.4	9.3	12.1
Culture, education, science and technology	1.8	1.8	1.9	1.9	2.5
Health	0.7	0.7	0.9	0.9	1.1
Housing	0.5	0.5	0.8	0.9	1.0
Social welfare	0.4	0.4	0.4	0.4	0.5
Labor	0.1	0.1	0.1	0.1	0.1
Public expenditures on economic infrastructure and services	4.7	4.5	5.1	6.8	6.0
Public debt service(3)	1.9	1.8	1.3	1.9	2.3

Total	20.7%	21.3%	22.4%	24.8%	22.7%

(1)	The budget figures contained in this table do not include amounts budgeted for entities that form part of Argentina’s national non-financial public sector but are not part of the National Administration. Figures also do not include interest accrued on Untendered Debt, a portion of which was paid with a portion of the net proceeds of the debt securities issued by the Government on April 22, 2016. Untendered Debt has been defined to include only unpaid principal plus accrued and unpaid interest at contractual rates through its originally scheduled maturity. Such amounts do not include penalty or default interest. In settling outstanding disputes with holdout creditors pursuant to the Settlement Proposal, the Republic took into consideration interest accrued after the originally scheduled maturity of each defaulted series of securities, as well as default interest. For information regarding the Republic’s Settlement Proposal to settle all claims on the Untendered Debt, see “Public Sector Debt—Legal Proceedings.”
(2)	Figures presented under “Social security” in this table differ from those presented in the table “National Public Accounts” because they were calculated using different methodologies.
(3)	Based on performing debt.

Source: Ministry of the Treasury.

Composition of National Public Expenditures(1)

(as a percentage of total Government expenditures)

	2011	2012	2013	2014	2015
General administration	5.0%	4.3%	4.4%	3.9%	4.2%
Defense and security	5.4	5.4	5.5	5.4	5.5
Justice	1.5	1.6	1.6	1.4	1.6
Social programs	56.4	58.8	59.8	54.1	60.2
Social security(2)	38.9	42.1	41.9	37.5	42.7
Culture, education, science and technology	8.8	8.5	8.5	7.7	8.4
Health	3.4	3.5	3.8	3.5	3.9
Housing	2.5	2.3	3.5	3.4	3.2
Social welfare	2.1	1.9	1.7	1.7	1.5
Labor	0.7	0.6	0.5	0.4	0.4
Public expenditures on economic infrastructure and services	22.5	21.4	22.7	27.5	20.8
Public debt service(3)	9.2	8.5	6.0	7.7	7.7

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	The budget figures contained in this table do not include amounts budgeted for entities that form part of Argentina’s national non-financial public sector, but are not part of the National Administration. Figures also do not include interest accrued on Untendered Debt, a portion of which was paid with a portion of the net proceeds of the debt securities issued by the Government on April 22, 2016. Untendered Debt has been defined to include only unpaid principal plus accrued and unpaid interest at contractual rates through its originally scheduled maturity. Such amounts do not include penalty or default interest. In settling outstanding disputes with holdout creditors pursuant to the Settlement Proposal, the Republic took into consideration interest accrued after the originally scheduled maturity of each defaulted series of securities, as well as default interest. For information regarding the Republic’s Settlement Proposal to settle all claims on the Untendered Debt, see “Public Sector Debt—Legal Proceedings.”
(2)	Figures presented under “Social security” in this table differ from those presented in the table titled “National Public Accounts” because they were calculated using different methodologies.
(3)	Based on performing debt.

Source: Ministry of the Treasury.

Expenditures for social programs, investments in public infrastructure and services and public debt service represented the largest portion of Government’s expenditures, accounting on average for 88.7% of total Government expenditures from 2011 through 2015.

Expenditures on Social Programs

The Government devotes a substantial portion of its revenues to social programs. From 2011 to 2015, social programs expenditures accounted on average for 57.9% of annual Government expenditures, of which social security payments alone accounted on average for 40.6%. These social programs include the social security system, cultural goods and services, education, science and technology programs, the health-care system, low-income housing programs, social welfare programs and labor subsidies. In addition, under current law, 6% of the Government’s annual budget must be allocated to education, science and technology. See “The Argentine Economy—Poverty and Income Distribution.”

Public Infrastructure and Services

The main projects in public infrastructure include the following:

•	construction of railroads and roads;

•	construction and improvements to power lines to transport electricity;

•	extension of gas transportation systems for thermoelectric plants; and

•	construction of water pipelines and drainage.

For more information see “—Infrastructure Development.”

Public Debt Service

The Government has only recorded interest paid on performing debt. The data discussed below does not include interest accrued on Untendered Debt, a portion of which was paid with a portion of the net proceeds of the debt securities issued by the Government in the April 2016 Transaction. Untendered Debt has been defined to include only unpaid principal plus accrued and unpaid interest at contractual rates through its originally scheduled maturity. Such amounts do not include penalty or default interest. In settling outstanding disputes with holdout creditors, the Government took into consideration interest accrued after the originally scheduled maturity of each defaulted series of securities, as well as default interest. For information regarding the Government’s Settlement Proposal to settle all claims on the Untendered Debt, see “Public Sector Debt—Legal Proceedings.” Interest paid on the new debt securities going forward will be reflected under Public Debt Service. In 2011, interest payments as a percentage of total expenditures increased to 9.2%, primarily due to payments under GDP-Linked Securities. In 2012, interest payments as a percentage of total expenditures decreased to 8.5%, but increased by 15.8% in nominal terms, mainly due to higher interest payments on Bonares and payments on GDP-Linked Securities, commercial bank debt and Treasury notes. In 2013, interest payments as a percentage of total expenditures decreased to 6.0%, and also decreased by 6.7% in nominal terms, primarily due to the fact that no payments under the GDP-Linked Securities were due. In 2014, interest payments as a percentage of total expenditures increased to 7.7%, and increased by 94.2% in nominal terms, mainly due to higher interest payments for Bonares, Discounts and interest payments on debt owed to multilateral agencies. In 2015, interest payments as a percentage of total expenditures remained stable at 7.7%, and increased by 26.0% in nominal terms, mainly due to payments on Bonares, Discounts and Treasury notes. See “Public Sector Debt—Foreign Currency—Denominated Debt—Foreign Currency—Denominated Debt Service.”

Defense and Security

In 2011, government expenditures in defense and security decreased to 5.4% of total expenditures. From 2012 to 2014, government expenditures in defense and security remained relatively stable, representing 5.4% of total expenditures in 2012, 5.5% of total expenditures in 2013 and 5.4% of total expenditures in 2014. In 2015, government expenditures in defense and security increased to 5.5% of total expenditures.

General Administration Expenses

In 2011, general administration expenses as a percentage of total government expenditures decreased from 6.4% in 2010 to 5.0% in 2011. This decrease was mainly driven by a slower pace of growth of general administration expenses in 2011 as compared to other government expenditures. General administration expenses increased in 2011 in nominal terms as compared to 2010, albeit at a slower pace than other government expenditures, principally as a result of expenses associated with the primary and general elections held during the period and, to a lesser extent, the purchase of equipment and other expenses related to new passport issuance procedures.

In 2012, general administration expenses as a percentage of total government expenditures decreased from 5.0% in 2011 to 4.4% in 2012, but increased by 6.1% in nominal terms as compared to 2011. This decrease was mainly driven by a slower growth of general administration expenses in 2012 as compared to other government expenditures.

In 2013, general administration expenses as a percentage of total government expenditures remained 4.4%, but increased by 38.7% in nominal terms as compared to 2012.

In 2014, general administration expenses as a percentage of total government expenditures decreased from 4.3% in 2013 to 3.9% in 2014, but increased by 33.0% in nominal terms as compared to 2013. This decrease was mainly driven by a slower pace of growth of general administration expenses in 2014 as compared to other government expenditures.

In 2015, general administration expenses as a percentage of total government expenditures increased from 3.9% in 2014 to 4.2% in 2015, and increased by 36.4% in nominal terms as compared to 2014.

Infrastructure Development

The following table sets forth the composition of the governments expenditure in infrastructure development for the years indicated.

Composition of Public Expenditures

(as a percentage of total expenditures)

	2011	2012	2013	2014	2015
Public expenditures on economic infrastructure	18.2%	21.4%	22.7%	27.5%	20.8%
Energy, fuels and mining	7.0	11.1	12.7	18.8	12.2
Communications	0.5	0.9	1.1	0.8	0.8
Transport	8.4	7.8	7.4	6.6	6.2
Ecology and environment	0.2	0.3	0.3	0.3	0.2
Agriculture	1.7	0.6	0.6	0.5	0.5
Industry	0.2	0.3	0.3	0.3	0.4
Trade, tourism and other services	0.2	0.3	0.3	0.2	0.3
Insurance and finances	—	0.1%	—	—	—

Source: Ministry of the Treasury.

Composition of Public Expenditures

(as a percentage of GDP)

	2011	2012	2013	2014	2015
Public expenditures on economic infrastructure	4.7%	4.5%	5.1%	6.8%	6.0%
Energy, fuels and mining	2.3	2.4	2.6	4.7	3.5
Communications	0.2	0.2	0.2	0.2	0.2
Transport	1.8	1.7	1.6	1.6	1.8
Ecology and environment	0.1	0.1	0.0	0.1	0.1
Agriculture	0.2	0.1	0.1	0.1	0.1
Industry	—	0.1	0.1	0.1	0.1
Trade. tourism and other services	0.1	0.1	0.1	—	0.1
Insurance and finances	—	—	—	—	—

Source: INDEC and Ministry of the Treasury.

The Budget

The Chief of the Cabinet of Ministers is responsible for preparing the National Administration’s budget, which must project the National Administration’s fiscal results for the next three years. Although the budget is tri-annual, Congress only approves the budget for the following year. Once a budget is approved, the Government can supply the allocated amounts to the various agencies and to the provinces and the City of

Buenos Aires on a quarterly basis. The Auditoría General de la Nación (National General Audit Agency) is responsible for supervising budgetary compliance by the National Administration and its agencies. The Public Sector Financial Administration Law prohibits the Government from borrowing to cover operating expenses.

The 2016 budget was approved on October 28, 2015 and the 2015 budget was approved on October 30, 2014.

The following tables set forth budgetary assumptions and principal fiscal targets for 2015 and 2016.

Principal Budgetary Assumptions for 2015 and 2016

	2014	2015	Projected 2016(1)
Real GDP growth	0.5%	2.3%	3.0%
Inflation(2)	24.0%	13.2%	10.4%
Average exchange rate(3)	8.12	9.12	10.60

(1)	The annual projections for 2016 were estimated in the proposed 2016 budget.
(2)	INDEC CPI growth.
(3)	Average peso exchange rate against the U.S. dollar.

Source: INDEC and Ministry of the Treasury.

Principal Fiscal Targets of the Non-Financial Public

Sector for 2015 and 2016(1)

(in millions of pesos, except percentages)

	2015		Projected 2016
Total revenues(1)(2)(3)	Ps.	1,691,273	Ps.	2,039,570
Total current revenues(1)		1,326,560		1,610,135
Tax revenues(1)(2)		1,132,653		1,420,341
Other revenues		193,907		189,794
Total capital revenues		395		738
Intra public sector transfer		364,319		428,697
Primary expenditures(1)(3)		1,731,062		2,028,437
Primary surplus (deficit)(2)		(39,789)		11,133
As a percentage of GDP(4)		(0.7)%		0.2%
Interest expenditures		97,985		105,337
As a percentage of GDP(4)		1.8%		1.6%
Overall fiscal balance(2)	Ps.	(137,774)	Ps.	(94,204)
As a percentage of GDP(4)		(2.6)%		(1.4)%

(1)	The budget figures contained in this table reflect amounts budgeted for Argentina’s National Public Sector. These figures do not include co-participation transfers to the provinces.
(2)	Includes projected revenues from the social security system.
(3)	Figures include intra-public sector transfers.
(4)	GDP figures are expressed in nominal terms.

Source: INDEC and Ministry of the Treasury.

The Government’s budget and fiscal target for 2016 assumed an acceleration in the rate of growth of GDP as compared to 2015, annual inflation at 10.4% and an average U.S. dollar-peso exchange rate of Ps. 10.60 to U.S.$1.00. The 2016 budget submitted to Congress by the Fernández de Kirchner administration was based on assumptions that have proven inconsistent with subsequent developments. In 2016, the Macri administration modified the 2016 budget to reflect changed economic circumstances.

Fiscal Relations with the Provinces

Each of Argentina’s 23 provinces and the City of Buenos Aires is a separate legal and fiscal entity, independent from one another and the Government. Argentina’s federal system allocates significant responsibility for public services and other public expenditures to the provinces, but relies primarily on a centralized system of tax collection. The provinces rely on revenue transfers from the Government, primarily through the co-participation regime. See “—Revenue Transfers.” Under the co-participation revenue-sharing system, the provinces delegate to the Government their constitutional authority to collect certain taxes, and the Government, in turn, agrees to transfer a portion of the revenues generated from such taxes to the provinces.

From 2011 to 2014, the aggregate annual expenditures of the provinces (including the City of Buenos Aires) averaged 14.4% of nominal GDP, while the provinces (including the City of Buenos Aires), on average, collected annual revenues of approximately 14.0% of nominal GDP (including co-participation amounts). Several provinces declared during the last quarter of 2009 that they were facing substantial fiscal deficits in 2009 and experiencing cash constraints. The growth rate of provincial expenditures exceeded the growth rate of tax revenues. As a result, in May 2010, the Government established a debt restructuring program for the debt owed by the Argentine provinces to the Government, including Bogars. Under this program, the Government would make contributions (aportes del tesoro nacional) to the provinces to be applied to cancel a portion of the debt owed to the Government. The balance of the outstanding debt would be repaid over the following 20 years, in pesos, at an annual interest rate of 6% and secured with co participation revenues. The first interest and principal payments were scheduled for January 2012. As of December 2011, 17 provinces had participated in the debt refinancing program representing approximately Ps. 58.4 billion of debt owed by the provinces to the Government.

The following table sets forth a summary of the changes in the aggregate fiscal results at the provincial level for the years specified.

Summary of Revenues and Expenditures of the Provinces and the City of Buenos Aires (in millions of pesos)(1)

	2011		2012		2013		2014		2015
Revenues
Current revenues:
Administration taxes:
Provincial taxes	Ps.	92,902	Ps.	121,213	Ps.	175,468	Ps.	241,076	Ps.	314,666
National taxes:
Co-participation		106,396		135,050		175,827		240,385		329,946
Other national taxes		27,736		35,185		45,794		63,566		85,463

Total national taxes		134,132		170,235		221,620		303,951		415,408

Total administration taxes		227,034		291,448		397,089		545,027		730,074
Other non-tax revenue		17,004		21,768		27,283		39,878		45,432
Sale of goods and services of the public administration		2,038		2,512		2,816		4,102		4,991
Property taxes		797		1,054		1,873		3,225		4,153
Current transfers		22,097		20,546		21,983		37,251		48,897

Total current revenues		268,970		337,327		451,043		629,483		833,547
Capital revenue		19,360		20,936		29,456		41,981		53,308

Total revenues	Ps.	268,970	Ps.	337,327	Ps.	451,043	Ps.	629,482	Ps.	883,547

Expenditures
Current expenditures:
Consumption expenditures:
Provincial administration wages		153,262		198,435		255,621		351,760		500,574
Consumer goods		7,828		9,242		12,043		16,733		23,369
Services		21,491		25,654		32,958		44,945		66,636

Total consumption expenditures		182,580		233,331		300,622		413,438		590,579
Interest payments		4,049		5,684		7,464		11,590		15,853
Current transfers		72,227		87,536		115,478		158,025		211,961

Total current expenditures		258,857		326,552		423,564		583,054		818,393
Capital expenditures
Direct investment		35,087		34,606		50,211		67,342		93,338
Capital transfers		8,790		7,881		11,220		18,754		22,292
Financial investment		3,317		3,487		5,303		6,154		9,100

Total capital expenditures		47,193		45,974		66,734		92,251		124,729

Total expenditures		306,050		372,525		490,299		675,305		943,122

Fiscal balance	Ps.	(17,720)	Ps.	(14,263)	Ps.	(9,799)	Ps.	(3,841)	Ps.	(56,267)

(1)	Figures calculated using the accrual method.
Source:	Ministry of the Treasury.

The following table sets forth a summary of the aggregate fiscal results at the provincial level for the years specified, in percentage terms.

Summary of Revenues and Expenditures of the Provinces and the City of Buenos Aires (% change from the previous year)(1)

	As of December 31,
	2011	2012	2013	2014	2015
Revenues
Current revenues:
Administration taxes:
Provincial taxes	35.2%	30.5%	44.8%	37.4%	30.5%
National taxes:
Co-participation	33.0	26.9	30.2	36.7	37.3
Other national taxes	29.2	26.9	30.2	38.8	34.4
Total national taxes	32.2	26.9	30.2	37.1	36.7

Total administration taxes	33.4	28.4	36.2	37.3	34.0

Other non-tax revenue	14.1	28.0	25.3	46.2	13.9
Sale of goods and services of the public administration	33.1	23.3	12.1	45.7	21.7
Property taxes	47.7	32.3	77.7	72.2	28.8
Current transfers	(10.0)	(7.0)	7.0	69.4	31.3

Total current revenues	27.1	25.4	33.7	39.6	32.4
Capital revenue	9.0	8.1	40.7	42.5	27.0

Total revenues	27.1%	25.4%	33.7%	39.6%	32.4%

Expenditures
Current expenditures:
Consumption expenditures:
Provincial administration wages	39.7	29.5	28.8	37.6	42.3
Consumer goods	24.0	18.1	30.3	38.9	39.7
Services	35.2	19.4	28.5	36.4	48.3

Total consumption expenditures	38.4	27.8	28.8	37.5	42.8
Interest payments(3)	5.6	40.4	31.3	55.3	36.8
Current transfers	35.7	21.2	31.9	36.8	34.1

Total current expenditures	36.9	26.2	29.7	37.7	40.4
Capital expenditures
Direct investment	44.7	(1.4)	45.1	34.1	38.6
Capital transfers	14.7	(10.3)	42.4	67.1	18.9
Financial investment	(15.2)	5.1	52.1	16.1	47.9

Total capital expenditures	31.8	(2.6)	45.2	38,2	35.2

Total expenditures	36.1	21.7	31.6	37.7	39.7

Fiscal balance	(483.3)%	(19.5)%	(31.3)%	(60.8)%	1,364.9%

(1)	Figures calculated using the accrual method.
Source:	Ministry of the Treasury.

Summary of Revenues and Expenditures of the Provinces and the City of Buenos Aires

(as percentage of GDP)(1)

	2011	2012	2013	2014	2015
Revenues
Current revenues:
Administration taxes:
Provincial taxes	4.3%	4.6%	5.2%	5.3%	5.4%
National taxes:
Co-participation	4.9	5.1	5.3	5.2	5.6
Other national taxes	1.3	1.3	1.4	1.4	1.5

Total national taxes	6.2	6.5	6.6	6.6	7.1

Total administration taxes	10.4	11.0	11.9	11.9	12.5
Other non-tax revenue	0.8	0.8	0.8	0.9	0.8
Sale of goods and services of the public administration	0.1	0.1	0.1	0.1	0.1
Property taxes	—	—	0.1	0.1	—
Current transfers	1.0	0.8	0.7	0.8	0.8

Total current revenues	12.3	12.8	13.5	13.7	14.2
Capital revenue	0.9	0.8	0.9	0.9	0.9

Total revenues	13.2	13.6	14.4	14.7	15.1

Expenditures
Current expenditures:
Consumption expenditures:
Provincial administration wages	7.0	7.5	7.6	7.7	8.6
Consumer goods	0.4	0.4	0.4	0.4	0.4
Services	1.0	1.0	1.0	1.0	1.1

Total consumption expenditures	8.4	8.8	9.0	9.0	10.1
Interest payments	0.2	0.2	0.2	0.3	0.3
Current transfers	3.3	3.3	3.4	3.5	3.6

Total current expenditures	11.9	12.4	12.7	12.7	14.0
Capital expenditures
Direct investment	1.6	1.3	1.5	1.5	1.6
Capital transfers	0.4	0.3	0.3	0.4	0.4
Financial investment	0.2	0.1	0.2	0.1	0.2

Total capital expenditures	2.2	1.7	2.0	2.0	2.1

Total expenditures	14.0	14.1	14.6	14.7	16.1

Fiscal balance	(0.8)%	(0.5)%	(0.3)%	(0.1)%	(1.6)%

(1)	Figures calculated using the accrual method.
Source:	INDEC and Ministry of the Treasury.

Revenue Transfers

The Co-Participation Law of 1988, as amended in 2002 (the “1988 Co-Participation Law”) governs the current co-participation regime. Originally intended as a temporary measure, the 1988 Co-Participation Law has been automatically renewed every year since it was due to expire at the end of 1989. Although the 1994 amendments to the Constitution called for the adoption of a new co-participation law by 1996, none has been adopted. Since the mid-1980s, the executive branches of the Government and the provinces and the City of

Buenos Aires have maintained consensual agreements concerning revenue transfers, which Congress has routinely ratified. The Comisión Federal de Impuestos (Federal Tax Commission), a federal agency created pursuant to the 1988 Co-Participation Law, monitors compliance with the co-participation regime.

Since 2002, under the 1988 Co-Participation Law, unless otherwise specified, the Government has been required to transfer certain tax revenues to a co-participation fund and allocate such revenues as follows:

•	54.7% to the provinces;

•	42.3% to the Government;

•	2.0% to be divided among certain provinces to compensate them for losses suffered as a result of fiscal imbalances caused by prior co-participation arrangements; and

•	1.0% to the Aportes del Tesoro Nacional fund (the “ATN Fund”) created in 1998 to correct provincial fiscal imbalances or grant emergency aid to the provinces by making transfers from the Government to an affected province.

Until recently, 15% of total tax revenues subject to the co-participation regime were withheld by the Government to fund the social security system.

A 1992 agreement among the Government, the provinces and the City of Buenos Aires that permitted this 15% deduction was extended and later codified in 2006 under Article 76 of Law No. 26,078, Presupuesto de Gastos y Recursos de la Administración Nacional para el Ejercicio 2006 (the “2006 National Budget Law”). In November 2015, the Supreme Court of Argentina declared Article 76 unconstitutional as applied to the provinces of Córdoba, San Luis and Santa Fe, and ordered the Government to return the funds that had been withheld from these provinces since 2006, plus accrued interest. Later that month, President Fernández de Kirchner issued an emergency decree expanding the Supreme Court’s ruling to funds that were withheld from all provinces and the City of Buenos Aires under Article 76. This decree was repealed shortly after President Macri took office.

In addition to the co-participation regime, several other revenue-distribution arrangements exist between the Government and the provinces. These special distribution arrangements include the following:

•	Income tax. Income tax revenues are allocated as follows:

•	20% to the national social security system;

•	the lesser of 10% and Ps. 650 million to the Province of Buenos Aires (any revenues exceeding Ps. 650 million up to the 10% limit are distributed among the remaining provinces);

•	4% to the provinces (other than the Province of Buenos Aires);

•	2% to the ATN Fund; and

•	64% to be distributed as provided in the 1988 Co-Participation Law, as amended in 2002.

•	VAT. VAT revenues are allocated as follows: 11% to the national social security system and the remaining 89% as provided in the 1988 Co-Participation Law.

•	Taxes on personal goods. Revenues from taxes on personal goods are allocated as follows: 6.27% to the provinces and the City of Buenos Aires and 93.73% as provided in the 1988 Co-Participation Law.

•	Taxes on fuels. Revenue from most taxes on fuels are allocated to the national social security system, except for revenues from taxes on naphtha and natural gas, which are divided among the national social security system, the Government, the provinces and the Fondo Nacional de la Vivienda (National Housing Fund).

•	Tax on financial transactions. Revenues from taxes on financial transactions are allocated as follows: 70% to the Government; and 30% as provided in the 1988 Co-Participation Law.

•	Monotributo (self-employment tax). Revenue from the self-employment tax is divided into a tax component and a social security component. The tax component is allocated as follows: 70% to the national social security system and 30% as provided in the 1988 Co-Participation Law. The social security component is entirely allocated to the national social security system.

•	Fondo Federal Solidario (Joint Federal Fund). In March 2009, the Government created the Joint Federal Fund for infrastructure expenditures in the provinces and municipalities, which is financed by 30% of the tax revenues from soy exports. These funds are distributed among the provinces according to the 1988 Co-Participation Law.

Other Arrangements with the Provinces

Since the late 1990s, the Government entered into different arrangements with the provinces to regularize their fiscal situation. Under these arrangements, the government provides financial assistance to the provinces in various forms and subject to various conditions. Some of these programs are highlighted below.

Bogars. Between 2002 and 2004, the Government restructured the debts of a number of provinces through a new bond, known as Bogar, which replaced the outstanding debt of provinces participating in this restructuring. These bonds (subject to indexation via CER) were issued by the Provincial Development Fund in an aggregate principal amount of Ps. 21.7 billion, and their payment is secured through a Government guarantee. The Government’s guarantee is, in turn, secured through a pledge of the province’s share of revenues from the tax on financial transactions and co-participation taxes. In practice, the Government deducted payments due by the Provinces under the Bogar from transfers of co-participation taxes to the provinces. As of December 31, 2012, Ps. 35.6 billion, or 94.6%, of Bogar were refinanced under the program established in 2010 to refinance the debt owed by the Provinces to the Government. The increase in the amount outstanding since the first refinancing, in December, 2012, was due to the CER indexation adjustments. See “Public Sector Finances—Fiscal Relations with the Provinces.”

Fiscal Responsibility Law. The Fiscal Responsibility Law was enacted in 2004 and is only binding on those provinces and the City of Buenos Aires, that approved it. To date, 21 of the 23 provinces have approved the Fiscal Responsibility Law. In 2009, the City of Buenos Aires voluntarily abandoned the Fiscal Responsibility Law. This law implements important reforms to the fiscal framework for Argentina’s national, provincial and municipal public sectors. Some of its key features include the following:

•	the Government and the provinces must prepare annual fiscal programs for each upcoming year setting forth certain fiscal policies, targets and projections, and regularly publish their fiscal results on their respective websites;

•	the growth rate of the primary expenditures of the national and provincial governments may not exceed the projected nominal GDP growth rate;

•	the Government and the provinces must maintain balanced budgets;

•	the Government and the provinces must create special anti-cyclical funds to reduce volatility in the fiscal cycle;

•	the provinces may not incur debt service obligations in excess of 15% of provincial current revenues net of co-participation transfers to the municipal governments (other than in connection with expenditures for the promotion of economic activity, employment and social assistance). Any province in breach of this limit would be precluded, with certain exceptions, from incurring additional debt;

•	the Government must commit to reduce its outstanding debt as a percentage of nominal GDP following its debt restructuring;

•	the provinces must seek approval from the Government’s Ministry of the Treasury to incur debt or issue guarantees; and

•	the Ministry of the Treasury must base its approval of provincial debt issues or guarantees on the parameters set forth in the law.

The Fiscal Responsibility Law, however, does not implement any amendments to the revenue-sharing regime between the Government and the provinces (including the City of Buenos Aires).

Since 2009, Congress has approved amendments to the Fiscal Responsibility Law to grant flexibility to the fiscal regulation. This increased flexibility refers both to public expenditure growth and to the level of financial results. In addition, the provinces may incur debt service obligations in excess of 15% of current provincial revenues net of co-participation transfers to the municipal governments during the relevant year. In light of the effects of the global financial crisis on provincial finances and the pressure on provincial governments to maintain provincial public spending at budgeted levels, these amendments seek to aid provincial governments in addressing their fiscal deficits.

Social Security

Nationalization of the Pension Funds System

On November 20, 2008, Congress approved Law No. 26,425, which took effect on December 9, 2008 and nationalized the private pension system. Under this law, the former private pension system was absorbed and replaced by the Argentine Integrated Pension System, structured as a “pay as you go” system. As a result, all of the resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund, the FGS, to be administered by the ANSES. The assets held in the FGS may only be used to make advances to the Government to cover unexpected budget deficits that prevent the Government (through ANSES) from honoring its obligation to make social security and pension payments through the Argentine Integrated Pension System. See “Public Sector Finances—Introduction.”

Social Security Framework

ANSES is a self-governing entity with its own legal status, distinct from that of the National Government, and enjoys financial and economic autonomy.

Three separate institutions manage Argentina’s national public pension system:

•	ANSES, which oversees the pension funds of the general public;

•	the Instituto de Ayuda Financiera para Pago de Retiros y Pensiones Militares (Armed Forces Pension Fund), which manages a special pension fund for the armed forces; and

•	the Caja de Retiros, Jubilaciones y Pensiones de la Policía Federal (Federal Police Pension Fund), which manages a special pension fund for federal law enforcement personnel.

A significant portion of ANSES’s investments portfolio includes government issued debt.

Between 1994 and 1996, the Government assumed responsibility for operating the provincial pension systems of 10 provinces and the City of Buenos Aires. The Government merged these provincial pension funds into ANSES.

The current public social security system provides the following main benefits for retirees and for eligible individuals:

•	Prestación básica universal (Basic pension). ANSES provides a basic pension to all individuals who have paid social security contributions for a majority of their working lives and have reached retirement age, regardless of the amount of the contributions made. The amount of this benefit is fixed by law and bears no relation to the amount of the contributions.

•	Prestación compensatoria (Compensatory pension). ANSES also provides a compensatory pension to recipients of the basic pension in proportion to any social security contributions made by or on behalf of such recipient prior to July 1994. The amount of this supplemental pension is determined based on an individual’s social security contributions and the length of time during which contributions were made.

•	Prestación adicional por permanencia (Additional pension). Recipients of the basic pension and compensatory pension also receive an additional pension. The amount of this benefit is equivalent to 1.5% of the average yearly salary during the ten years before retirement, multiplied by each service year for which an individual made social security contributions.

•	Retiro por invalidez (Disability retirement). Allowance granted to disabled individuals under the age of 65.

•	Jubilación por edad avanzada (Pension for the elderly). Allowance granted to individuals over the age of 70 who do not qualify for a basic retirement pension.

•	Pensión por fallecimiento (Death pension). Allowance granted to certain dependents of a deceased retiree, if at the time of the retiree’s death, such dependents were unable to work due to a disability.

•	Universal Child Allowance: ANSES provides a monthly pension of Ps. 837 per child under the age of 18 and Ps. 2,730 per disabled child (with no age limit) of workers in the informal sector of the economy, employees with income below the minimum monthly wage and the unemployed.

•	Asignación Universal por Embarazo (Universal Pregnancy Allowance). ANSES provides a monthly allowance to pregnant women, who have no medical insurance, from the twelfth week of pregnancy.

In September 2014, the Government extended the social security system to cover individuals who had reached, or were within two years of reaching, the eligible age to collect such benefits but have not contributed to the system for the required number of years. This extension contributed to the 30.5% average increase in pensions during 2014. See “The Argentine Economy—Economic History and Background—Macri Administration: 2015 Present.”

Argentina’s social security system also includes the following two unemployment programs:

•	unemployment insurance that provides one-time or monthly benefits to terminated employees and their dependents who meet certain requirements; and

•	the Heads of Households program, sponsored by the World Bank, under which unemployed heads of households receive benefit payments in exchange for community service. Heads of Households program beneficiaries may opt for a new plan called Más y Mejor Empleo (More and Better Jobs), as well as the Seguro de Capacitación y Empleo (Training and Employment Insurance) and the Programa Familias por la Inclusión Social (Families for Social Inclusion Program).

Currently, the national social security system is funded primarily through the following taxes:

•	payroll taxes based on employee wages (usually 11% for employees and between 17% and 21% for employers, depending on the employer’s line of business);

•	mandatory employee contributions to the Instituto Nacional de Servicios Sociales para Jubilados y Pensionados (National Institute of Pensioner and Retiree Social Services) (equal to 3% of the employee’s wages);

•	the employee health system tax based on employee wages (3% for employees and 6% for employers); and

•	the monotributo (self-employment tax) system applicable to self-employed individuals (under which amounts are determined on an individual basis according to assumed income ranges for various lines of work).

Other fiscal revenues currently allocated to cover costs of the social security system include the following:

•	Ps. 120 million from income tax revenues plus an additional 20% of income tax revenues in excess of Ps. 580 million;

•	11% of VAT revenues;

•	100% of revenues from taxes on diesel fuel, kerosene and compressed natural gas, and 21% of revenues from taxes on naphtha and natural gas;

•	70% of revenues from the monotributo (self-employment tax); and

•	30% of gross revenues from privatizations.

Until recently, 15% of total tax revenues subject to the co-participation regime were also withheld by the Government to fund the social security system. See “Public Sector Finances—Fiscal Relations with the Provinces—Revenue Transfers.”

Evolution of Social Security Revenues and Expenditures

From 2011 to 2015, the social security system decreased its surplus from Ps. 16.2 billion to a deficit of Ps. 342.2 million. This deficit increase was primarily due to a net increase in social security expenditures. During this period, social security expenditures increased by 255%, primarily due to an increase in the number of beneficiaries and the automatic increase in benefit amounts provided under the Ley de Movilidad Previsional (Social Security Mobility Law).

Social security revenues. In 2011, social security revenues increased 33.9% as compared to 2010, from Ps. 102.5 billion in 2010 to Ps. 137.2 billion in 2011, primarily as a result of an increase in nominal wages paid to registered workers in the formal sector of the economy. In 2012, social security revenues increased 31.0% as compared to 2011 from Ps. 137.2 billion in 2011 to Ps. 179.8 billion, primarily as a result of an increase in nominal wages and the number of registered workers. In 2013, social security revenues increased 31.3% as compared to 2012 from Ps. 179.8 billion in 2012 to Ps. 236.1 billion, primarily as a result of an increase in nominal wages and the number of registered workers. In 2014, social security revenues increased 30.3% as compared to 2013 from Ps. 236.1 billion in 2013 to Ps. 307.7 billion. In 2015, social security revenues increased 35.6% as compared to 2014 from Ps. 307.7 billion to Ps. 417.1 billion.

Social security expenditures. Law No. 26,417 was enacted in October 2008 to address the mobility of public social security regimes. This law guarantees a minimum pension, which is adjusted semi-annually by reference to changes in both the wage index published by INDEC and tax revenues. In 2011, social security expenditures increased 33.0% to Ps. 175.1 billion as a result of further increases in pension payments to retirees. In 2012, social security expenditures increased 35.1% to Ps. 236.5 billion primarily as a result of increases in pension payments to retirees. In 2013, social security expenditures increased 33.1% to Ps. 314.8 billion primarily as a result of increases in pension payments to retirees. In 2014, social security expenditures increased 35.1% to Ps. 425.3 billion primarily as a result of increases in pension payments to retirees. In 2015, social security expenditures increased 29.9% to Ps. 552.6 billion primarily as a result of increases in pension payments to retirees.

PUBLIC SECTOR DEBT

Overview

Unless otherwise specified, all amounts of the Republic’s outstanding securities included in this section “Public Debt” were calculated as of December 31, 2015.

The Republic’s total gross public debt consists of foreign currency-denominated and peso-denominated debt owed directly by the Government and indirect debt consisting of Government guarantees of obligations of other national public institutions, the provinces (including the City of Buenos Aires) and private sector entities. It does not include direct debt of the provinces or other entities that is not guaranteed by the Government. Except where indicated, foreign currency-denominated debt and peso-denominated debt is comprised of performing and non-performing debt (including Untendered Debt). Untendered Debt has been defined to include unpaid principal plus accrued and unpaid interest at contractual rates through December 31, 2015 plus compensatory or default interest. In settling outstanding disputes with holdout creditors pursuant to the Settlement Proposal, the Republic took into consideration interest accrued after the originally scheduled maturity of each defaulted series of securities, as well as default interest. For information regarding the Republic’s Settlement Proposal to settle all claims on the Untendered Debt, see “—Legal Proceedings.”

As of December 31, 2015, Untendered Debt, as registered in the public accounts of the Ministry of the Treasury, totaled U.S.$6.1 billion of past due principal amounts and principal that had not become due.

The Republic’s total gross public debt, including Untendered Debt, for the years 2011 through 2015, was:

•	U.S.$197.2 billion, as of December 31, 2011;

•	U.S.$216 billion, as of December 31, 2012;

•	U.S.$223.4 billion, as of December 31, 2013;

•	U.S.$239.3 billion, as of December 31, 2014; and

•	U.S.$240.7 billion, as of December 31, 2015.

A significant portion of the Untendered Debt was subject to legal proceedings in courts of various international jurisdictions and monetary judgments against the Republic were entered in many proceedings. These monetary judgments include penalty interest and interest on interest depending on the applicable legislation of each jurisdiction. A significant portion of the Untendered Debt was settled following the Republic’s Settlement Proposal.

As of December 31, 2015, the Republic’s total gross public debt was U.S.$240.7 billion. Peso-denominated debt totaled Ps. 960.1 billion (U.S.$73.9 billion), representing 30.7% of the Republic’s total gross public debt, of which 6.7% corresponded to CER-index linked debt. Foreign currency-denominated debt totaled U.S.$166.8 billion, representing 69.3% of the Republic’s total gross public debt.

As of December 31, 2015, total gross public debt (including non-performing debt and Untendered Debt) by type of creditor was as follows:

•	78% of total gross public debt, or U.S.$187.7 billion, primarily consisted of Public Debt held by National Public Sector Agencies.

•	30.7% of total gross public debt, or U.S.$74.0 billion, was Public Debt held by the Private Sector.

•	12.0% of total gross public debt, or U.S.$29.0 billion, primarily consisted of Public Debt held by Other Creditors.

As of December 31, 2015, total gross public debt (including non-performing debt and Untendered Debt) by type of instrument was as follows: 70.8%, or U.S.$170.4 billion, in bonds; 13.8%, or U.S.$33.2 billion temporary advances from the Central Bank and Treasury notes; 12.0%, or U.S.$28.9 billion, in loans from multilateral and bilateral lenders; 2.5% or U.S.$5.9 billion, in loans from commercial banks and suppliers; and 0.9%, or U.S.$2.1 billion, in National Guaranteed Loans (after the exchanges of National Guaranteed Loans that occurred prior to October 2009. See “—Debt Management Following the 2001 Debt Crisis—Other Restructurings and Liability Management Transactions”).

As of December 31, 2015, non-performing debt (excluding Untendered Debt) totaled U.S.$104.4 million, or 0.04% of total gross public debt, of which U.S.$60.5 million represented non-performing debt not yet due and U.S.$43.9 million corresponded to non-performing debt subject to restructuring or in arrears.

Between 2011 and 2015, the Government borrowed against freely available international reserves from the Central Bank to fund the repayment of public debt. Through a 2010 emergency decree, the Argentine Debt Repayment Fund) was established to fund the repayment of debt held by private creditors. Additionally, the Central Bank advanced funds to service debt with international financial institutions and bilateral official sector creditors. For each amount borrowed, the Central Bank receives a non-transferrable 10-year Treasury note. See “Monetary System—Foreign Exchange and International Reserves.”

The following table shows the amounts borrowed from the Central Bank specifically to fund the repayment of public debt for the periods indicated.

	Government Borrowing from the Central Bank(1) (in billions of U.S. dollars)
	2011		2012		2013		2014		2015
Payments to Official Sector	U.S.$	2.1	U.S.$	2.1	U.S.$	2.3	U.S.$	3.0	U.S.$	—
Debt Repayment Fund		7.5		5.7		7.1		7.9		10.6

Total	U.S.$	9.6	U.S.$	7.8	U.S.$	9.4	U.S.$	10.9	U.S.$	10.6

(1)	Temporary advances in local currency by the Central Bank to the Government are not included.

Source: Ministry of the Treasury.

Debt Record

Introduction

From time to time, the Republic carries out debt restructuring transactions in accordance with Section 65 of Law No. 24,156 and other applicable legislation. During the past 23 years, the Republic has entered into three restructurings of external and domestic debt in default: the Brady Plan, the 2005 Debt Exchange and the 2010 Debt Exchange. In 2001, in an effort to avoid a default, the Republic conducted a major voluntary exchange, referred to as the “Mega Canje,” of existing Government bonds for new bonds with longer maturities. However, the debt exchange provided only temporary relief and failed to contain the surge in the Government’s borrowing costs. In 2014, the Republic reached a settlement agreement with the members of the Paris Club, a group of official sector creditors, in connection with outstanding debt owed to Paris Club members on which the Republic had defaulted during the 2001-2002 economic crisis. See “—Debt Record—Paris Club.”

The Brady Plan. In April 1992, the Republic announced a refinancing agreement under the Brady Plan relating to medium- and long-term debt owed to commercial banks. The Brady Plan:

•	applied to an estimated U.S.$28.5 billion in debt, including an estimated U.S.$9.3 billion in interest arrears. This amount represented over 96% of the commercial bank debt then outstanding; and

•	effected a reduction of approximately U.S.$3 billion in the nominal amount of the Republic’s foreign debt.

For further discussion of the Brady Plan, see “—Prior Debt Restructurings—The Brady Plan.”

2001 Debt Crisis, 2005 Debt Exchange and 2010 Debt Exchange

On December 24, 2001, the Government (under the temporary administration of President Rodríguez Saá) declared a moratorium on a substantial portion of the Republic’s public debt. President Duhalde, his successor, endorsed the moratorium when he took office several days later. The Public Emergency Law, enacted on January 6, 2002 (which has been extended until December 31, 2017), authorized the Government to take the measures necessary to create conditions for an economic recovery and to restructure the Republic’s public debt.

On February 6, 2002, the Government issued Decree No. 256, which officially suspended payments on the Republic’s public debt and authorized the Ministry of the Treasury to undertake a restructuring of these obligations. Subsequently, the Government issued Resolution No. 73 (April 2002), Resolution No. 350 (September 2002), Resolution No. 449 (October 2002) and Resolution No. 158 (March 2003), pursuant to which it refined the scope of the suspension of debt payments. As a result of these measures, the Government continued to meet its debt obligations to the following creditors:

•	multilateral official lenders;

•	creditors that agreed to the pesification of their National Guaranteed Loans;

•	holders of new bonds (such as Boden) issued after the Government announced the suspension of debt payments; and

•	certain other categories of public debt.

2005 Debt Exchange. In 2005, the Government offered to restructure public external and domestic debt affected by the 2001 moratorium pursuant to an exchange offer. The 2005 Debt Exchange:

•	pertained to approximately U.S.$81.8 billion of defaulted debt (including the nominal value of the eligible securities and accrued past-due interest accumulated as of December 31, 2001);

•	did not recognize accrued past due interest accumulated from December 31, 2001 to December 31, 2003, which would have increased the amount of this portion of debt to at least U.S.$102.6 billion; and

•	resulted in the tendering of securities with an aggregate value of approximately U.S.$62.3 billion, representing 76.2% of the aggregate value of eligible securities.

For further discussion of the 2005 Debt Exchange, see “—Debt Management Following the 2001 Debt Crisis—2005 Debt Exchange.”

2010 Debt Exchange. On April 30, 2010, the Republic extended a debt restructuring invitation (the “April Invitation”) to the holders of 149 different series of securities on which it had defaulted in 2001 to exchange such debt for 2033 Discount Bonds (2010), 2038 Par Bonds (2010), 2017 Globals, 2035 GDP-Linked Securities (2010) and, in certain cases, a cash payment. In December 2010, the Republic reopened the April Invitation in the domestic market (the “December Invitation”), and the December Invitation closed on December 31, 2010. In accordance with a contractual commitment contained in the securities issued in the 2005 Debt Exchange, which granted holders of such securities the right to participate in any offer by the Republic to repurchase, exchange or amend any of the Untendered Debt, the securities issued in the 2005 Debt Exchange were eligible to participate in the 2010 Debt Exchange. The aggregate eligible amount of securities in default tendered in the 2010 Debt Exchange, including the April Invitation, the December Invitation, and the offer conducted by the Republic in Japan concurrently with the April Invitation, totaled approximately U.S.$12.4 billion, representing approximately 66.2% of the aggregate eligible amount of eligible securities. As a result of the 2005 and 2010 Debt Exchanges, the Republic restructured approximately 92% of the defaulted debt eligible for the 2005 and 2010 Debt Exchanges.

For further discussion of the 2010 Debt Exchange, see “—Debt Management Following the 2001 Debt Crisis—2010 Debt Exchange.”

Prior Debt Restructurings

Paris Club. The Republic restructured debt due to members of the Paris Club, a group of sovereign creditors, through five separate agreements in 1985, 1987, 1989, 1991 and 1992. During the debt crisis that began in 2001, the Republic defaulted on its outstanding debt owed to Paris Club members. As of April 30, 2014, the total outstanding debt owed to members of the Paris Club amounted to U.S.$9,690 million, which consisted of U.S.$4,955 million in principal, U.S.$1,102 million in interest and U.S.$3,633 million in penalty interest. On May 29, 2014, the Republic reached a settlement agreement with the Paris Club to cancel the total outstanding debt in five years. Under the terms of the settlement agreement, the Republic made an initial principal payment of U.S.$650 million in July 2014 and an additional principal payment of U.S.$500 million in May 2015, in each case together with accrued and unpaid interest. The outstanding balance accrues interest at a rate of 3.00% per annum.

For further discussion of debt owed to Paris Club lenders, see “—Debt Owed to Financial Institutions—Bilateral Debt and Private Creditors’ Debt.”

Commercial Banks. In 1985 and 1987, the Republic negotiated the restructuring of U.S.$34.7 billion in debt owed to international commercial bank creditors. In addition to the banks extending new loans in the aggregate amount of approximately U.S.$3.0 billion, two bond issuances formed part of this restructuring: “new money bonds” and “alternative participation instruments,” or “APIs.” Interest payments to bank creditors were suspended in April 1988 and resumed on a partial basis until the refinancing of medium- and long-term commercial bank debt under the Brady Plan (as described below).

The Brady Plan. In April 1992, the Republic announced a refinancing agreement under the Brady Plan relating to medium- and long-term debt owed to commercial banks. The Brady Plan applied to an estimated U.S.$28.5 billion in debt, including an estimated U.S.$9.3 billion in interest arrears, representing over 96.0% of the commercial bank debt then outstanding. The Brady Plan effected a reduction of approximately U.S.$3 billion in the nominal amount of the Republic’s foreign debt.

Over 96.0% of the commercial bank debt was refinanced pursuant to the Brady Plan. The Brady Plan provided for the issuance of par bonds, discount bonds and floating rate bonds, or “FRBs,” and a cash payout of U.S.$700 million in exchange for previously outstanding commercial bank debt of U.S.$28.5 billion, which included U.S.$9.3 billion of interest in arrears.

The Republic serviced the Brady Bonds until its default in 2001. Approximately 95.7% of the then outstanding U.S. dollar-denominated Brady Bonds and 81.3% of the then-outstanding euro-denominated Brady Bonds were exchanged in the 2005 Debt Exchange.

As of December 31, 2015:

•	U.S.$418.3 million (including interest accrued at contractual rates but excluding penalty interest) of par Brady Bonds that had not been tendered in the 2005 and 2010 Debt Exchanges remained outstanding and consisted of: (i) U.S.$235.5 million of past due principal amounts and principal that had not become due and (ii) U.S.$182.8 million of past due interest amounts;

•	U.S.$113.7 million (including interest accrued at contractual rates but excluding penalty interest) of discount Brady Bonds that had not been tendered in the 2005 and 2010 Debt Exchanges remained outstanding and consisted of: (i) U.S.$86.3 million of past due principal amounts and principal that had not become due and (ii) U.S.$27.4 million of past due interest amounts; and

•	U.S.$38.6 million (including interest accrued at contractual rates but excluding penalty interest) of FRBs that had not been tendered in the 2005 and 2010 Debt Exchanges remained outstanding and consisted of: (i) U.S.$36.5 million of past due principal amounts and principal that had not become due and (ii) U.S.$2.1 million of past due interest amounts.

Principal payments and a portion of interest payments on the par and discount Brady Bonds are secured by collateral. For a description of these security arrangements, see “—Debt Management Following the 2001 Debt Crisis—Secured or Guaranteed Debt.”

Debt Management Following the 2001 Debt Crisis

2005 Debt Exchange

On January 14, 2005, the Republic invited holders of 152 different series of securities on which it had defaulted in 2001 to exchange their defaulted debt for 2038 Par Bonds, 2045 Quasi-Par Bonds, 2033 Discount Bonds and 2035 GDP-Linked Securities. The aggregate eligible amount of securities that were eligible to participate in the exchange (including principal of the eligible securities plus accrued but unpaid interest accumulated through December 2001) was approximately U.S.$81.8 billion. The aggregate eligible amount of securities tendered in the 2005 Debt Exchange was (in each case together with past due interest) approximately U.S.$62.3 billion, representing 76.2% of the aggregate eligible amount of eligible securities.

Depending on the security tendered and the time of tender, holders of eligible securities who participated in the 2005 Debt Exchange were entitled to receive, in exchange for their securities, different combinations of the following:

•	the 2038 Par Bonds due December 31, 2038;

•	the 2033 Discount Bonds due December 31, 2033;

•	the 2045 Quasi-Par Bonds due December 31, 2045; and

•	the 2035 GDP-Linked Securities with a notional amount of GDP-linked securities expiring no later than December 15, 2035.

Until December 31, 2014, participants in the 2005 Debt Exchange had the right to participate in any future offer by the Republic to repurchase, exchange or amend any of the Untendered Debt.

Mandatory repurchase clauses require the Republic to allocate defined amounts to the repurchase of bonds issued in the 2005 Debt Exchange and certain other indebtedness. In addition, the Republic is required to repurchase bonds issued in the 2005 Debt Exchange if the Republic’s GDP exceeds a pre-established threshold.

The terms of the securities issued in the 2005 Debt Exchange were as follows.

The 2038 Par Bonds:

•	were issued in an aggregate principal amount of U.S.$15.0 billion;

•	mature in 2038; and

•	bear interest at fixed rates rising from 1.33% to 5.25% (for 2038 Par Bonds denominated in U.S. dollars), from 1.20% to 4.74% (for 2038 Par Bonds denominated in euros), from 0.24% to 0.94% (for 2038 Par Bonds denominated in Japanese yen), and from 0.63% to 2.48% (for 2038 Par Bonds denominated in pesos).

The 2033 Discount Bonds:

•	were issued in an aggregate principal amount of U.S.$11.9 billion;

•	mature in 2033; and

•	bear interest at a fixed rate of 8.28% (for 2033 Discount Bonds denominated in U.S. dollars), 7.82% (for 2033 Discount Bonds denominated in euros), 4.33% (for 2033 Discount Bonds denominated in Japanese yen), and 5.83% (for 2033 Discount Bonds denominated in pesos).

The 2045 Quasi-Par Bonds:

•	were issued in an aggregate principal amount of Ps. 24.3 billion (approximately U.S.$8.3 billion);

•	mature in 2045; and

•	bear interest at a fixed rate of 3.31%.

The 2035 GDP-Linked Securities:

•	were issued in a notional amount of approximately U.S.$62.3 billion;

•	were issued originally as a single unit with the underlying 2038 Par Bonds, 2033 Discount Bonds and 2045 Quasi-Par Bonds;

•	expire no later than December 15, 2035; and

•	provide for payments in respect of any given reference year only if a number of conditions are met relating to the performance of the Republic’s GDP in such year; the total amount to be paid during the life of the 2035 GDP-Linked Securities, per unit of 2035 GDP-Linked Security, cannot exceed 0.48 minus payments made under 2035 GDP-Linked Securities issued in the 2005 Debt Exchange through 2010, measured per unit of currency.

The outstanding principal amount of all 2038 Par Bonds, 2033 Discount Bonds and 2045 Quasi-Par Bonds denominated in pesos is adjusted for inflation based on the CER, a unit of account whose value in pesos is indexed to consumer price inflation in Argentina, as measured by changes in the CPI. See “Presentation of Statistical and Other Information–Certain Methodologies.”

Brady bondholders tendered Brady Bonds for an aggregate principal amount of approximately U.S.$2.8 billion and €235 million and received their present value in cash from the redemption of the Brady Bonds’ principal collateral.

2010 Debt Exchange

On April 30, 2010, the Republic launched the April Invitation, an invitation to holders of the securities issued in the 2005 Debt Exchange and of 149 different series of securities on which it had defaulted in 2001 to exchange such debt for the new securities described below and, in certain cases, a cash payment.

Holders of eligible securities who participated in either the April Invitation or in the offer conducted by the Republic in Japan concurrently with the April Invitation were entitled to receive, in exchange for their securities, different combinations of the following:

•	the 2033 Discount Bonds (2010) due December 2033 and denominated in U.S. dollars, euros, Japanese yen and pesos;

•	the 2038 Par Bonds (2010) due December 2038 and denominated in U.S. dollars, euros, Japanese yen and pesos;

•	the 2017 Globals due 2017 and denominated in U.S. dollars; and

•	the 2035 GDP-Linked Securities (2010) expiring no later than December 2035 and denominated in U.S. dollars, euros, Japanese yen and pesos.

In December 2010, the Republic launched the December Invitation as a reopening of the April Invitation in the domestic market. The December Invitation closed on December 31, 2010.

Holders of eligible securities who participated in the December Invitation were entitled to receive, in exchange for their securities, different combinations of the following:

•	2033 Discount Bonds (2010) denominated in U.S. dollars and pesos;

•	2017 Globals; and

•	2035 GDP-Linked Securities (2010) denominated in U.S. dollars and pesos.

The terms of the securities issued in the 2010 Debt Exchange were as follows:

The 2038 Par Bonds (2010):

•	were issued in an aggregate principal amount of approximately U.S.$2.0 billion;

•	mature in 2038; and

•	bear interest at fixed rates rising from 2.50% to 5.25% (for 2038 Par Bonds (2010) denominated in U.S. dollars), from 2.26% to 4.74% (for 2038 Par Bonds (2010) denominated in euros), from 0.45% to 0.94% (for 2038 Par Bonds (2010) denominated in Japanese yen) and from 1.18% to 2.48% (for 2038 Par Bonds (2010) denominated in pesos).

The 2033 Discount Bonds (2010):

•	were issued in an aggregate principal amount of approximately U.S.$3.4 billion;

•	mature in 2033; and

•	bear interest at a fixed rate of 8.28% (for 2033 Discount Bonds (2010) denominated in U.S. dollars), 7.82% (for 2033 Discount Bonds (2010) denominated in euros), 4.33% (for 2033 Discount Bonds (2010) denominated in Japanese yen) and 5.83% (for 2033 Discount Bonds (2010) denominated in pesos).

The 2017 Globals:

•	were issued in an aggregate principal amount of approximately U.S.$950 million;

•	mature in 2017; and

•	bear interest at a fixed rate of 8.75%.

The 2035 GDP-Linked Securities (2010):

•	were issued in a notional amount of approximately U.S.$12.2 billion;

•	expire no later than December 15, 2035; and

•	provide for payments in respect of any given reference year only if a number of conditions relating to the performance of the Republic’s GDP in such year are met; the total amount to be paid during the life of the 2035 GDP-Linked Securities (2010), per unit of 2035 GDP-Linked Security (2010), cannot exceed 0.48 minus payments made under 2035 GDP-Linked Securities issued in the 2005 Debt Exchange through 2010, measured per unit of currency.

The aggregate eligible amount of securities in default tendered in the 2010 Debt Exchange, totaled approximately U.S.$12.4 billion, representing approximately 66.2% of the aggregate eligible amount of eligible securities.

Brady Bond Invitation

During December 2010, the Republic announced an invitation to the holders of the Brady Bonds, or the “Brady Invitation,” to tender their Brady Bonds in exchange for a combination of 2033 Discount Bonds (2010),

2017 Globals, 2035 GDP-linked Securities (2010) and cash payment. The Brady Invitation was, however, subject to the requirement that the Court of Appeals affirm the lower court’s ruling allowing the release, liquidation and transfer to the tendering holders of the proceeds of the collateral securing the tendered Brady Bonds. On July 20, 2011, the Court of Appeals reversed the lower court. As a result, on August 5, 2011, the Republic cancelled the Brady Invitation without accepting any tenders. All tenders under the Brady Invitation were automatically deemed rejected.

The Pari Passu Litigation

Following the Republic’s default on its debt at the end of 2001, certain of its creditors filed numerous lawsuits against the Republic in several jurisdictions, including the United States. For additional information regarding litigation in the United States, including the pari passu litigation and the Republic’s Settlement Proposal to settle all claims on the Untendered Debt, see “Public Sector Debt—Legal Proceedings.”

Indirect Debt

The Government guarantees—in part or in full—principal and interest payments on certain debt obligations of the provinces and other national and private entities. A portion of these Government guarantees is secured by assets or tax receivables of the Government.

As of December 31, 2015, the Government guaranteed third-party obligations for an aggregate amount of U.S.$2.5 billion (including past due principal and interest) as compared to U.S.$2.8 billion as of December 31, 2014, consisting of the following obligations:

•	U.S.$1.6 billion in provincial debt (including the City of Buenos Aires), all of which was secured by assets of the issuer;

•	U.S.$0.9 billion in debt owed by public sector entities other than the Government (such as Banco de la Nación Argentina); and

•	U.S.$14.2 million in debt of private sector entities; none of these debts were secured by assets of the Republic.

On May 10, 2010, the Government created a federal program for the refinancing of provincial debt. See “Public Sector Finances—Fiscal Relations with the Provinces.”

Secured or Guaranteed Debt

Certain of the Government’s debt obligations are secured by pledges of specific assets, including tax receivables and other forms of collateral. A description of these security arrangements follows:

National Guaranteed Loans. These peso-denominated loans are secured by a pledge of the Government’s share of the revenue derived from the tax on financial transactions and co-participation taxes (i.e., taxes the Government is required to share with the provinces under the 1988 Co-Participation Law). As of December 31, 2015, the outstanding principal amount of National Guaranteed Loans was approximately U.S.$2.1 billion. See “—Debt Management Following the 2001 Debt Crisis—Other Restructurings and Liability Management Transactions.”

Brady Bonds. The full principal amount of par and discount Brady Bonds is secured, in the case of U.S. dollar-denominated bonds, by zero-coupon U.S. Treasury notes and, in the case of euro-denominated bonds (which were originally denominated in deutsche marks), by zero-coupon bonds issued by Kreditanstaltfür Wiederaufbau (Germany’s development bank). The collateral securing these bonds cannot be drawn upon until the maturity date of these bonds in 2023. As of December 31, 2015, the value of the collateral was U.S.$191.2 million. A portion of the interest payable on Brady Bonds was also collateralized.

Spanish Bonds. In 1993, as part of the Brady restructuring, the Government issued unsecured bonds maturing in 2008 (instead of 30-year Brady Bonds) to Spanish banks. These bonds are guaranteed by the Spanish government, which performed under its guarantee following the Government’s suspension of debt payments in 2001. In 2014, the Government settled on all amounts owed to the Spanish government for a total payment of U.S.$93.7 million. As December 31, 2015, the amounts outstanding under these loans totaled U.S.$.82.5 million.

Evolution of Public Debt

From 2011 through 2015, the Republic’s total gross public debt (including Untendered Debt) increased by 22.1% from U.S.$ 197.2 billion as of December 31, 2011 to U.S.$240.7 billion as of December 31, 2015, mainly as a result of higher issuances than amortization payments, inflation adjustments and compounding interest. These factors were partially offset by the nominal depreciation of the euro, which reduced euro-denominated debt when expressed in U.S. dollars, and the nominal depreciation of the peso, which reduced peso-denominated debt when expressed in U.S. dollars.

As of December 31, 2015, foreign currency-denominated debt represented 69.3% of total gross public debt compared to 67.4% of total gross public debt as of December 31, 2014. The increase in foreign currency-denominated debt as of December 31, 2015 as compared to December 31, 2014 was mainly due to the issue of U.S.$5.8 billion of bonds in connection with the compensation of Repsol for the nationalization of 51% of the shares of YPF.

From 2011 to 2015, the Republic had limited access to international capital markets and as a result, most of the new debt incurred in this period represented domestic debt issued in pesos and U.S. dollars. Moreover, during this period, a substantial portion of the domestic debt issued by the Government was acquired by the public sector. As of December 31, 2015, 57.2% of the Republic’s total public debt was held by public sector. In addition, 45.3% of the Republic’s total foreign currency-denominated debt was held by public sector as of December 31, 2015.

The following table sets forth information on the Republic’s total gross public debt as of the dates indicated.

Total Gross Public Debt(1)

(in millions of U.S. dollars)

	2011		2012		2013		2014		2015
Peso-denominated Debt:(2)
Performing	U.S.$	71,324	U.S.$	80,960	U.S.$	77,152	U.S.$	77,876	U.S.$	73,819
Non-performing debt not yet due(3)		105		92		—		—		—
Non-performing principal arrears		7		6		5		4		3
Non-performing interest arrears		1		—		—		—		—

Untendered Debt		154.0		148.1		111.9		106.6		81.2
Total peso-denominated debt		71,591		81,207		77,269		77,987		73,903
As a % of total gross public debt		36.3%		37.4%		34.6%		32.6%		30.7%
Foreign currency-denominated debt:(4)
Performing		101,035		110,071		119,330		143,763		148,780
Non-performing debt not yet due(3)		257		232		213		60		60
Non-performing principal arrears		5,188		5,065		4,901		36		33
Non-performing interest arrears		1,047		1,037		1,030		9		8

Non-performing compensatory interest		3,024		3,268		3,504		0		0
Untendered Debt		15,013		16,040		17,194		17,471		17,881
Total foreign currency-denominated debt		125,564		135,714		146,171		161,338		166,762
As a % of total gross public debt		63.7%		62.6%		65.4%		67.4%		69.3%

Total gross public debt (including arrears)(5)(6)		197,154		216,920		223,440		239,325		240,665

Collateral and other credits		(11,229)		(9,372)		(7,136)		(1,734)		(7,723)

Total public debt less collateral and other credits (including arrears)(5)		185,926		207,548		216,304		237,591		232,942

Memorandum items:
Total gross public debt (including arrears) as a % of GDP(7)		38.9%		40.5%		43.5%		44.7%		53.5%

Total gross public debt (including arrears) as a % of annual Government revenues		196.4%		196.2%		205.8%		205.2%		241.0%

Exchange rate(8)		4.30		4.92		6.52		8.55		13.01
CER(8)		2.88		3.18		3.52		4.38		5.04

(1)	Total debt was calculated using the exchange rate at the end of each period.
(2)	Includes public debt denominated in local currency (public bonds, National Guaranteed Loans, Bogars (except for 2014 and 2015), temporary advances from the Central Bank, Treasury notes, commercial-bank debt, promissory notes and others). Includes debt instruments initially issued in U.S. dollars but converted into pesos. For a list of these instruments, see “—Debt Management Following the 2001 Debt Crisis.” Beginning in 2014, Bogars are not included in the total gross public debt.
(3)	For a definition of non-performing debt, see “Certain Defined Terms and Conventions—Certain Defined Terms.”
(4)	Includes public debt denominated in foreign currencies (multilateral and bilateral debt, public bonds, commercial-bank debt and others).
(5)

Untendered Debt has been defined to include unpaid principal plus accrued and unpaid interest at contractual rates through December 31, 2015 plus penalty or default interest. In settling outstanding disputes with holdout creditors pursuant to the Settlement Proposal, the Republic took into consideration interest accrued after the originally scheduled maturity of each defaulted series of securities, as well as default interest. For information regarding the Republic’s Settlement Proposal to settle all claims on the Untendered Debt, see “—Legal Proceedings.”
(6)	Includes collateral and other credits representing an obligation from the main obligor to reimburse the Republic for amounts paid.
(7)	GDP figures are expressed in nominal terms.
(8)	Exchange rate and CER used to calculate public debt totals for end of each period.

n.a. = not available.

Source: INDEC and Ministry of the Treasury.

In 2011, the Republic’s total gross public debt increased by 8.6% to U.S.$197.2 billion (38.9% of nominal GDP). The increase in total gross public debt was primarily a result of:

•	the issuance of U.S.$25.7 billion in peso-denominated debt;

•	the issuance of U.S.$22.4 billion in foreign currency-denominated debt;

•	compounding of U.S.$1.3 billion in interest; and

•	CER linked debt adjustments of U.S.$0.4 billion.

These factors were partially offset by principal payments that totaled U.S.$27.2 billion and exchange rate fluctuations that reduced debt by U.S.$2.9 billion.

In 2012, the Republic’s total gross public debt increased 10.0% to U.S.$216.9 billion (40.5% of nominal GDP). The increase in total gross public debt was primarily a result of:

•	the issuance of U.S.$36.8 billion in peso-denominated debt;

•	the issuance of U.S.$16.2 billion in foreign currency-denominated debt; and

•	compounding of U.S.$1.1 billion in interest

These factors were partially offset by principal payments that totaled U.S.$28.4 billion, exchange rate fluctuations that reduced debt by U.S.$5.3 billion and CER linked debt adjustments of U.S.$1.2 billion.

In 2013, the Republic’s total gross public debt increased by 3.0% to U.S.$223.4 billion (43.5% of nominal GDP). The increase in total gross public debt was primarily a result of:

•	the issuance of U.S.$41.6 billion in peso-denominated debt;

•	the issuance of U.S.$15.4 billion in foreign currency-denominated debt; and

•	compounding of U.S.$1.1 billion in interest.

These factors were partially offset by principal payments that totaled U.S.$33.8 billion, exchange rate fluctuations that reduced debt by U.S.$13.3 billion and CER linked debt adjustments of U.S.$5.7 billion.

In 2014, the Republic’s total gross public debt increased by 7.1% to U.S.$239.3 billion (44.7% of nominal GDP). The increase in total gross public debt was primarily a result of:

•	the issuance of U.S.$57.0 billion in peso-denominated debt;

•	the issuance of U.S.$36.9 billion in foreign currency-denominated debt; and

•	compounding of U.S.$0.03 billion in interest.

These factors were partially offset by principal payments that totaled U.S.$52.8 billion, exchange rate fluctuations that reduced debt by U.S.$15.3 billion, inflation adjustments of U.S.$1.2 billion and a methodological adjustment that excluded obligations due between 2018 and 2020 under Bogar by a total of U.S.$5.6 billion.

In 2015, the Republic’s total gross public debt increased by 0.6% to U.S.$240.7 billion (53.5% of nominal GDP). The increase in total gross public debt was primarily a result of:

•	the issuance of U.S.$61.8 billion in peso-denominated debt; and

•	the issuance of U.S.$33.8 billion in foreign currency-denominated debt.

These factors were partially offset by principal payments that totaled U.S.$62.6 billion, exchange rate fluctuations that reduced debt by U.S.$26.9 billion and CER linked debt adjustments of U.S.$5.1 billion.

The following table sets forth information on intra-public sector issuances between January 1, 2011 and December 31, 2015, which provided new financing to the Treasury.

Intra-Public Sector Issuances(1)

(in millions of U.S. dollars)

	For the year ended December 31,
	2011		2012		2013		2014		2015
Temporary advances(2)	U.S.$	15,985	U.S.$	27,150	U.S.$	24,567	U.S.$	28,068	U.S.$	32,181
Peso-denominated debt		15,985		27,150		24,567		28,068		32,181
Foreign currency-denominated debt		—		—		—		—		—
Nontransferable notes Central Bank		9,625		7,758		9,425		10,940		10,640
Peso-denominated debt		—		—		—		—		—
Foreign currency-denominated debt(3)		9,625		7,758		9,424		10,940		10,640
Treasury notes		1,366		3,262		1,143		5,293		6,437
Peso-denominated debt(4)		1,253		2,680		548		4,672		5,796
Foreign currency-denominated debt(5)		113		582		595		621		641
Loans from BNA		3,236		3,695		3,668		2,307		3,506
Peso-denominated debt(6)		3,244		3,695		3,501		2,307		3,506
Foreign currency-denominated debt		—		—		—		—		—
Bonars		2,815		1,259		7,411		3,437		2,527
Peso-denominated debt(7)		217		—		7,411		2,537		1,070
Foreign currency-denominated debt(8)		2,599		1,259		—		900		1,456
Bonads		—		—		—		347		2,157
Peso-denominated debt(9)		—		—		—		347		2,157
Foreign currency-denominated debt		—		—		—		—		—
Promissory notes		—		152		—		—		1,140
Peso-denominated debt(10)		—		152		—		—		1,140
Foreign currency-denominated debt		—		—		—		—		—
Bonacs		—		—		—		—		457
Peso-denominated debt(11)		—		—		—		—		457
Foreign currency-denominated debt		—		—		—		—		—
2033 Discount Bonds		5,140		—		—		—		—
Peso-denominated debt		—		—		—		—		—
Foreign currency-denominated debt(12)		5,140		—		—		—		—

Total Argentine securities issued	U.S.$	38,167	U.S.$	43,276	U.S.$	46,213	U.S.$	50,391	U.S.$	59,045

(1)	The figures in the table show the amount in U.S. dollars of financings entered into with Argentine public agencies, which provided new financing to the Treasury in each of the periods indicated in the table. The total amount for each period set forth in the table does not purport to show the outstanding amount with respect to such financings as of any specified date, but rather purports to show the total amount in U.S. dollars of such financings between January 1 and December 31 for each of the years in the period 2011 to 2015.

(2)	Financing from the Central Bank.
(3)	Includes nontransferable notes issued to the Central Bank. The applicable rate of these notes is the lesser of LIBOR minus 1% and the yield of international reserves and maturity dates between January 3, 2016 and June 1, 2025.
(4)	Treasury notes with an interest rate ranging from 0% to 18.5% and maturity dates between February 2, 2011 and November 30, 2017.
(5)	Treasury notes with an interest rate ranging from 0% to 5% and maturity dates between February 2, 2011 and December 5, 2016.
(6)	These loans bear interest at an annual floating rate equal to BADLAR plus 100 basis points. Principal will amortize in 24 consecutive monthly installments starting on the fifth business day of January 2011, 2012, 2013, 2014, 2015 and 2016, and March 2016, or the fifth business day of the month following 6 months of disbursement to be met, and thereafter on the fifth business day of each month.
(7)	Bonars with an interest rate ranging from BADLAR plus 325 basis points to BADLAR plus 200 basis points and maturity dates between March 18, 2016, and December, 23, 2020.
(8)	Bonars with a fixed interest rates ranging from 7% to 9% and maturity dates between April 17, 2017 and May 7, 2024.
(9)	Bonads with a fixed interest rate ranging from 0.75% to 2.50% and maturity dates February 22, 2017 and June 4, 2018.
(10)	Promissory notes with a maturity date on February 28, 2016 and March 8, 2016
(11)	Bonacs with a floating interest rate (LEBACs and others) and maturity dates March 31, 2016 and September 30, 2016.
(12)	Amortizing bond with an 8.3% interest rate and maturity in December 31, 2033.

Source: Ministry of the Treasury.

Debt by Interest Rate

The following tables set forth information on the Republic’s total gross public debt by type of interest rates.

Total Gross Public Debt by Type of Interest Rate(1)

(in millions of U.S. dollars)

	As of December 31,
	2011	2012	2013	2014	2015
Fixed rate(2)	116,901.2	124,713.5	117,321.9	116,641.2	127,622.0
Variable rate	64,224.7	65,133.6	76,032.3	89,626.8	85,427.2
BADLAR.	16,883.5	18,513.7	18,478.1	21,378.0	18,573.9
LIBOR	16,455.5	8,070.3	9,225.8	9,667.7	9,910.3
LIBOR minus 1%(3)	25,724.5	33,482.1	42,907.1	53,846.9	48,387.8
IADB	434.4	295.2	398.3	556.4	298.8
Term deposit interest rate(4)	0.0	0.0	0.0	0.0	0.0
Others(5)	4,726.8	4,772.4	5,023.0	4,177.8	8,256.4
Zero rate(6)	16,028.4	27,073.0	30,084.8	33,058.2	27,615.9

Total gross public debt	197,154.3	216,920.1	223,439.0	239,326.1	240,665.0

(1)	Includes past due principal and interest.
(2)	Includes bonds, the principal amount of which is adjusted for inflation in the Republic as measured by CER. The amount of such CER-linked debt (including past due principal and interest payments) was U.S.$16.0 billion as of December 31, 2015.
(3)	Nontransferable notes issued to the Central Bank (BCRA 2016, 2020, 2021, 2022, 2023, 2024 and 2025), which were issued as compensation for the cancellation of debt with the IMF, private debt holders, multilateral agencies and bilateral lenders. The applicable rate of these notes is the minimum of LIBOR minus 1% and the yield of international reserves.

(4)	Daily average for peso and dollar term deposits as reported by the Central Bank.
(5)	Includes savings accounts interest rate and others.
(6)	Includes temporary advances from the Central Bank and promissory notes. As of December 31, 2015, the aggregate amount outstanding under temporary advances from the Central Bank was U.S.$25.5 billion. As of December 31, 2014, the amount of temporary advances from the Central Bank was U.S.$29.4 billion. As of December 31, 2013, the amount of temporary advances from the Central Bank was U.S.$28.0 billion and the amount of promissory notes in foreign currency was U.S.$130 million. As of December 31, 2012, the amount of temporary advances from the Central Bank was U.S.$26.0 billion and the amount of promissory notes in foreign currency was U.S.$130 million. As of December 31, 2011, the amount of temporary advances from the Central Bank was U.S.$15.6 billion and the amount of promissory notes in foreign currency was U.S.$502 million.

Source: Ministry of the Treasury.

Total Gross Public Debt by Type of Interest Rate(1)

(as a percentage of total gross public debt)

	As of December 31,
	2011	2012	2013	2014	2015
Fixed rate(2)	59.3%	57.5%	52.5%	48.7%	53.0%
Variable rate	32.6%	30.0%	34.0%	37.4%	35.5%
BADLAR	8.6%	8.5%	8.3%	8.9%	7.7%
LIBOR	8.3%	3.7%	4.1%	4.0%	4.1%
LIBOR minus 1%(3)	13.0%	15.4%	19.2%	22.5%	20.1%
IADB	0.2%	0.1%	0.2%	0.2%	0.1%
Term deposit interest rate(4)	0.0%	0.0%	0.0%	0.0%	0.0%
Others(5)	2.4%	2.2%	2.2%	1.7%	3.4%
Zero rate(6)	8.1%	12.5%	13.5%	13.8%	11.5%

Total gross public debt	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes past due principal and interest.
(2)	Includes bonds, the principal amount of which is adjusted for inflation in the Republic as measured by CER. The amount of such CER-linked debt (including past due principal and interest payments) was U.S.$16.0 billion as of December 31, 2015.
(3)	Nontransferable notes issued to the Central Bank (BCRA 2016, 2020, 2021, 2022, 2023, 2024 and 2025), which were issued as compensation for the cancellation of debt with the IMF, private debt holders, multilateral agencies and bilateral lenders. The applicable rate of these notes is the minimum of LIBOR minus 1% and the yield of international reserves.
(4)	Daily average for peso and dollar term deposits as reported by the Central Bank.
(5)	Includes savings accounts interest rate and others.
(6)	Includes temporary advances from the Central Bank and promissory notes. As of December 31, 2015, the amount of temporary advances from the Central Bank was U.S.$25.5 billion. As of December 31, 2014, the amount of temporary advances from the Central Bank was U.S.$29.4 billion. As of December 31, 2013, the amount of temporary advances from the Central Bank was U.S.$28.0 billion and the amount of promissory notes in foreign currency was U.S.$130 million. As of December 31, 2012, the amount of temporary advances from the Central Bank was U.S.$26.0 billion and the amount of promissory notes in foreign currency was U.S.$130 million. As of December 31, 2011, the amount of temporary advances from the Central Bank was U.S.$15.6 billion and the amount of promissory notes in foreign currency was U.S.$502 million.

Source: INDEC and Ministry of the Treasury.

As of December 31, 2015, the composition of the public debt (excluding Untendered Debt) by interest rate included:

•	fixed rate peso-denominated debt, such as 2045 Quasi-Par Bonds, 2033 Discount Bonds, National Guaranteed Loans, Treasury notes, 2038 Par Bonds, Bonad 2016, Bonad 2017, Bonad 2018 and Bocones;

•	fixed rate foreign currency-denominated debt, such as 2038 Par Bonds, 2033 Discount Bonds, Bonar X, Bonar XVIII, Bonar XIX, Bonar XXIV, Bonar XX, Bonar XVI, Bonar XXII, Bonar XXV, Bonar XXVII, Baade, bilateral debt, multilateral debt and Treasury notes;

•	zero rate peso-denominated debt, such as temporary advances from the Central Bank, Treasury notes and Promissory Notes;

•	zero rate foreign currency-denominated debt, such as promissory notes, Treasury notes and multilateral debt;

•	floating rate peso-denominated debt, such as Treasury notes, Bonar Pesos 2016, Bonar Pesos 2017, Bonar Pesos 2018, Bonar Pesos 2019, Bonar Pesos 2020, Promissory Notes Pesos 2019, Bonacs 2016, Bocones, loans from Banco de la Nación Argentina, Treasury bonds due 2016 and all debt issued at BADLAR, savings, LEBACs or term deposit interest rates; and

•	floating rate foreign currency-denominated debt, such as LIBOR rate instruments including loans from multilateral organizations and bilateral debt, nontransferable issued to the Central Bank (BCRA 2021, 2022, 2023 and 2024, in compensation for advances applied to cancel the debt with private creditors, multilateral organizations and bilateral lenders), a portion of the bilateral debt and IADB rate loans.

Maturity Profile

For purposes of its debt maturity profile, the Republic divides its debt into three categories: short-term debt, medium- and long-term debt, arrears and Untendered Debt. Principal and interest arrears, having already matured, are not included in the amount of short-term or medium- and long-term debt but are included in the total amount of debt outstanding. Compensatory and default interest and Untendered Debt are also included in the total amount of debt.

The following tables set forth the Republic’s total public debt by term as of the dates indicated.

Total Gross Public Debt by Term

(in millions of U.S. dollars)

	As of December 31,
	2011		2012		2013		2014		2015
Short-term(1)	U.S.$	17,518	U.S.$	31,272	U.S.$	31,737	U.S.$	38,135	U.S.$	33,204
Medium-term and long-term(2)		155,204		160,083		164,957		183,564		189,455
Arrears:
Principal		5,194		5,071		4,906		40		36
Interest		1,047		1,038		1,030		9		8

Compensatory Interest(3)		3,024		3,268		3,504		0		0

Total arrears		9,266		9,377		9,440		49		44

Untendered Debt(4)		15,167		16,188		17,305		17,578		17,962

Total gross public debt		197,154		216,920		223,439		239,326		240,665

(1)	Debt with original maturity of one year or less.
(2)	Debt with original maturity of more than one year.
(3)	Compensatory interest is estimated by reference to contractual rates.
(4)	Amounts include Untendered For information regarding the Republic’s Settlement Proposal to settle all claims on the Untendered Debt, see “—Legal Proceedings.”

Source: Ministry of the Treasury.

Total Gross Public Debt by Term (as a percentage of total gross public debt)

	As of December 31,
	2011	2012	2013	2014	2015
Short-term(1)	8.9%	14.4%	14.2%	15.9%	13.8%
Medium-term and long-term(2)	78.7	73.8	73.8	76.7	78.7
Arrears:	—	—	—	—	—
Principal	2.6	2.3	2.2	—	—
Interest	0.5	0.5	0.5	—	—

Compensatory Interest(3)	1.5	1.5	1.6	—	—

Total arrears	4.7	4.3	4.2	—	—

Untendered Debt(4)	7.7	7.5	7.7	7.3	7.5

Total gross public debt(3)	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Debt with original maturity of one year or less.
(2)	Debt with original maturity of more than one year.
(3)	Compensatory interest is estimated by reference to contractual rates.
(4)	Amounts include Untendered Debt. For information regarding the Republic’s Settlement Proposal to settle all claims on the Untendered Debt, see “—Legal Proceedings.”

Source: Ministry of the Treasury.

The Republic’s short-term debt increased to 13.8% of total gross public debt as of December 31, 2015 from 8.9% as of December 31, 2011, primarily due to the increase in temporary advances from the Central Bank from U.S.$15.6 billion in 2011 to U.S.$25.5 billion in 2015.

In 2015, the Republic’s short-term debt decreased by 12.9% to U.S.$33.2 billion from U.S.$38.1 billion in 2014. This decrease was primarily due to:

•	a decrease in temporary advances from the Central Bank from U.S.$29.4 billion in 2014 to U.S.$25.5 billion in 2015, as a result of the effect of the devaluation of the peso on peso-denominated loans made in accordance with the Central Bank’s amended charter, which permits short-term advances to the Government in an amount at any given point in time of up to 20% of the revenue that the Government recorded in the previous twelve months (10% for ordinary advances and an additional 10% for extraordinary loans) plus 12% of the monetary base;

•	the effect of the devaluation of the peso on the peso-denominated Treasury notes, including those issued to the Fondo Fiduciario del Programa de Crédito Argentino del Bicentenario para la Vivienda Única Familiar (Trust Fund for the Argentine Credit Program for the Single Family Housing) (PRO.CRE.AR), Fondo Fiduciario de Reconstrucción de Empresas (Trust Fund for the Reconstruction of Companies) and Instituto Nacional de Servicios Sociales para Jubilados y Pensionados (National Institute of Social Services for Retirees), among others, from U.S.$8.7 billion in 2014 to U.S.$7.7 billion in 2015.

The Republic’s medium- and long-term debt decreased in relative terms at 85.1% of total gross public debt (excluding non-performing and Untendered Debt) as of December 31, 2015 compared to 89.9% of total gross public debt as of December 31, 2011, but increased in absolute terms by U.S.$34.3 billion to U.S.$189.5 billion as of December 31, 2015 from U.S.$155.2 billion as of December 31, 2011, primarily due to:

•	higher issuances than amortization payments;

•	debt issuances in connection with the 2010 Debt Exchange;

•	inflation adjustments; and

•	compounding interest.

These factors were partially offset by the nominal depreciation of the euro, which reduced euro-denominated debt when expressed in U.S. dollars, the nominal depreciation of the peso, which reduced peso-denominated debt when expressed in U.S. dollars.

Distribution of Total Gross Public Debt by Type of Creditor

The following tables set forth information relating to the Republic’s performing and non-performing public debt (including Untendered Debt) by creditor.

Total Gross Performing and Non-Performing Public Debt by Creditor

(in millions of U.S. dollars)

	As of December 31,
	2011		2012		2013		2014		2015
Performing debt
Medium-term and long-term debt:
Official debt:
Multilateral debt:
Inter-American Development Bank	U.S.$	10,650	U.S.$	10,766	U.S.$	10,994	U.S.$	11,341	U.S.$	11,207
World Bank		5,555		5,626		6,122		6,007		5,852
Corporación Andina de Fomento		1,625		1,851		2,191		2,419		2,590
FONPLATA		77		63		53		53		82
European Investment Bank		17		14		9		5		—
International Fund for the Development of Agriculture		10		15		25		32		38
Total multilateral debt		17,935		18,335		19,394		19,857		19,768
Paris Club								8,124		7,272
Bilateral debt		1,213		677		615		1,059		1,994
Total bilateral debt		1,213		677		615		9,183		9,266

Total official debt		19,148		19,011		20,009		29,040		29,034
Suppliers		1,489		1,811		1,565		1,262		1,898
Commercial banks		6,525		7,213		6,005		4,282		3,923
Bonds:
Peso-denominated bonds		35,080		33,398		32,618		34,332		34,512
Foreign currency-denominated bonds		79,571		86,915		95,942		111,711		117,952
Total bonds		114,651		120,313		128,559		146,043		152,463

National Guaranteed Loans		4,121		3,753		3,035		2,877		2,076
Bogars		8,907		7,657		5,571		—		—
Total medium-term and long-term debt		154,841		159,759		164,744		183,504		189,395

Short-term debt:
Treasury notes		1,833		5,244		3,679		8,732		7,687
Temporary advances from the Central Bank		15,597		25,972		28,002		29,402		25,517
Promissory notes		88		56		56		—		—
Total short-term debt		17,518		31,272		31,737		38,135		33,204

Total performing debt		172,359		191,031		196,481		221,639		222,599

Non-performing debt(1)
Non-performing debt not yet due:
Medium-term and long-term debt:
Bilateral debt(2)		196		172		152		—		—
Suppliers		105		92		—		—		—
Commercial banks		61		60		60		60		60
Total non-performing debt not yet due		362		324		213		60		60

Non-performing principal and interest arrears:
Paris Club		3,150		3,113		3,074		—		—
Other bilateral debt		2,369		2,266		2,182		—		—
Commercial banks		640		648		667		38		34
Suppliers		82		82		13		11		10
Compensatory interest		3,024		3,268		3,504		—		—

Total non-performing principal and interest arrears		9,266		9,377		9,440		49		44

Total non-performing debt		9,628		9,701		9,653		109		104
Untendered Debt		15,167		16,188		17,305		17,578		17,962

Total gross public debt including arrears(3)		197,154		216,920		223,439		239,326		240,665

(1)	For a definition of non-performing debt, see “Certain Defined Terms and Conventions—Certain Defined Terms.”
(2)	Bilateral debt is debt with sovereign governments.
(3)	Figures include Untendered Debt. For information regarding the Republic’s Settlement Proposal to settle all claims on the Untendered Debt, see “—Legal Proceedings.”

Source: Ministry of the Treasury.

Total Gross Performing and Non-Performing Public Debt by Creditor

(as a % of total gross public debt)

	As of December 31,
	2011	2012	2013	2014	2015
Performing debt
Medium-term and long-term debt:
Official debt:
Multilateral debt:
Inter-American Development Bank	5.4%	5.0%	4.9%	4.7%	4.7%
World Bank	2.8%	2.6%	2.7%	2.5%	2.4%
Corporación Andina de Fomento	0.8%	0.9%	1.0%	1.0%	1.1%
FONPLATA	0.0%	0.0%	0.0%	0.0%	0.0%
European Investment Bank	0.0%	0.0%	0.0%	0.0%	0.0%
International Fund for the Development of Agriculture	0.0%	0.0%	0.0%	0.0%	0.0%
Total multilateral debt	9.1%	8.5%	8.7%	8.3%	8.2%
Paris Club	0.0%	0.0%	0.0%	3.4%	3.0%
Bilateral debt	0.6%	0.3%	0.3%	0.4%	0.8%

Total bilateral debt	0.6%	0.3%	0.3%	3.8%	3.9%

Total official debt	9.7%	8.8%	9.0%	12.1%	12.1%
Suppliers	0.8%	0.8%	0.7%	0.5%	0.8%
Commercial banks	3.3%	3.3%	2.7%	1.8%	1.6%
Bonds:
Peso-denominated bonds	17.8%	15.4%	14.6%	14.3%	14.3%
Foreign currency-denominated bonds	40.4%	40.1%	42.9%	46.7%	49.0%

Total bonds	58.2%	55.5%	57.5%	61.0%	63.4%
National Guaranteed Loans	2.1%	1.7%	1.4%	1.2%	0.9%
Bogars	4.5%	3.5%	2.5%	0.0%	0.0%

Total medium-term and long-term debt	78.5%	73.6%	73.7%	76.7%	78.7%
Short-term debt:
Treasury notes	0.9%	2.4%	1.6%	3.6%	3.2%
Temporary advances from the Central Bank	7.9%	12.0%	12.5%	12.3%	10.6%
Promissory notes	0.0%	0.0%	0.0%	0.0%	0.0%

Total short term debt	8.9%	14.4%	14.2%	15.9%	13.8%

Total performing gross public debt	87.4%	88.1%	87.9%	92.6%	92.5%
Non-performing debt (1)
Non-performing debt not yet due:
Medium-term and long-term debt:
Bilateral debt(2)	0.1%	0.1%	0.1%	0.0%	0.0%
Suppliers	0.1%	0.0%	0.0%	0.0%	0.0%
Commercial banks	0.0%	0.0%	0.0%	0.0%	0.0%
Total non-performing debt not yet due	0.2%	0.1%	0.1%	0.0%	0.0%

Non-performing principal and interest arrears:
Paris Club	1.6%	1.4%	1.4%	0.0%	0.0%
Other bilateral debt	1.2%	1.0%	1.0%	0.0%	0.0%
Commercial banks	0.3%	0.3%	0.3%	0.0%	0.0%
Suppliers	0.0%	0.0%	0.0%	0.0%	0.0%
Compensatory interest	1.5%	1.5%	1.6%	0.0%	0.0%

Total non-performing principal and interest arrears	5%	4%	4%	0%	0%

Total non-performing debt	4.9%	4.5%	4.3%	0.05%	0.04%

Untendered Debt	7.7%	7.5%	7.7%	7.34%	7.46%

Total gross public debt(3)	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	For a definition of non-performing debt, see “Certain Defined Terms and Conventions—Certain Defined Terms.”
(2)	Bilateral debt is debt with sovereign governments.
(3)	Includes Untendered Debt. For information regarding the Republic’s Settlement Proposal to settle all claims on the Untendered Debt, see “—Legal Proceedings.”

Source: Ministry of the Treasury.

Performing Debt

Medium-term and long-term debt decreased to 85.1% of total performing debt as of December 31, 2015, from 89.9% as of December 31, 2011, but increased in absolute terms by U.S.$34.6 billion to U.S.$189.4 billion as of December 31, 2015 from U.S.$154.8 billion as of December 31, 2011, as a result of higher issuances than amortization payments, issuances of new bonds, the Paris Club settlement agreement and inflation adjustments. These factors were partially offset by the nominal depreciation of the euro, which reduced euro-denominated debt when expressed in U.S. dollars, the nominal depreciation of the peso, which reduced peso-denominated debt when expressed in U.S. dollars and liability management transactions during 2009.

Multilateral debt decreased to 8.9% of total performing debt as of December 31, 2015, from 10.4% as of December 31, 2011, but increased in absolute terms by U.S.$1.8 billion to U.S.$19.8 billion as of December 31, 2015 from U.S.$17.9 billion as of December 31, 2011, primarily as a result of higher disbursements than amortization payments.

Bilateral debt increased to 4.2% of total performing debt as of December 31, 2015, from 0.7% as of December 31, 2011, and increased in absolute terms by U.S.$8.1 billion to U.S.$9.3 billion as of December 31, 2015 from U.S.$1.2 billion as of December 31, 2011, primarily as a result of higher disbursements than amortization payments.

Bond debt increased to 68.5% of total performing debt as of December 31, 2015, from 66.5% as of December 31, 2011, and increased in absolute terms by U.S.$37.8 billion to U.S.$152.5 billion as of December 31, 2015 from U.S.$114.7 billion as of December 31, 2011. This increase was primarily a result of:

•	higher issuances than amortization payments;

•	inflation adjustments; and

•	compounding interest.

This increase was partially offset by exchange rate fluctuations (the nominal depreciation of the euro, which reduced euro-denominated debt when expressed in U.S. dollars and the nominal depreciation of the peso, which reduced peso-denominated debt when expressed in U.S. dollars).

Short-term debt increased to 14.9% of total performing debt as of December 31, 2015, from 10.2% as of December 31, 2011, primarily as a result of increases in the amount of temporary advances from the Central Bank. This increase was partially offset by amortization payments of the Treasury notes and Promissory notes to public sector entities.

National Guaranteed Loans debt decreased to 0.9% of total performing debt as of December 31, 2015, from 2.4% as of December 31, 2011, primarily as a result of amortization payments and liability management transactions.

Non-Performing Debt (excluding Untendered Debt)

As of December 31, 2015, commercial banks debt represented 90.0% of total non-performing debt (excluding Untendered Debt), and suppliers debt represented 10.0% of non-performing debt.

Changes in Total Gross Performing Public Debt by Creditor in 2015

In 2015, bond debt, bilateral debt and suppliers debt increased as a percentage of the Republic’s total gross public debt as compared to 2014.

The Republic’s bond debt increased to 68.5% of the Republic’s total gross public debt from 65.9% in 2014, and increased in absolute terms by U.S.$6.4 billion to U.S.$152.5 billion from U.S.$146.0 billion in 2014. This increase resulted primarily from:

•	the issuance of non-transferable notes to the Central Bank, Bonar XVI, Bonar XVII, Bonar XVIII, Bonar XX, Bonar XXII, Bonar XXV, Bonar XXVII, Bonac 2016, Bonad 2017 and Bonad 2018;

•	an increase in debt amounts due to CER adjustments; and

•	compounding of interest.

These effects were partially offset by amortization payments, depreciation of the peso, which reduced peso-denominated debt when expressed in U.S. dollars, and depreciation of the euro, which reduced euro denominated debt when expressed in U.S. dollars.

In 2015, the Republic’s suppliers debt increased by 0.3 percentage points in relative terms as a percentage of the Republic’s total gross public debt from 0.5% in 2014 to 0.8% in 2015, and increased by U.S.$636.4 million in absolute terms to U.S.$1.9 billion in 2015 from U.S.$1.3 billion in 2014.

The Republic’s bilateral debt increased in relative terms to 3.9% of the Republic’s total gross public debt in 2015 from 3.8% in 2014, and increased in absolute terms by U.S.$82.8 million to U.S.$9.3 billion in 2015 from U.S.$9.2 billion in 2014.

The debt increase in the above-mentioned categories was partially offset by decreases in the following categories:

•	The Republic’s short-term debt decreased to 13.8% in relative terms as a percentage of the Republic’s total gross performing public debt from 15.9% in 2014, and decreased by U.S.$4.9 billion in absolute terms to U.S.$33.2 billion in 2015 from U.S.$38.1 billion in 2014. The decrease in the Republic’s short-term debt was mainly due to a U.S.$1.0 billion decrease in Treasury Notes to U.S.$7.7 billion in 2015 as compared to U.S.$8.7 billion in 2014 and a U.S.$3.9 billion decrease in temporary advances from the Central Bank from U.S.$29.4 billion in 2014 to U.S.$25.5 billion in 2015.

•	The Republic’s National Guaranteed Loans decreased as a percentage of the Republic’s total gross performing public debt. National Guaranteed Loans decreased in relative terms to 0.9% of total gross public debt from 1.2% in 2014 and decreased by U.S.$801.3 million in absolute terms to U.S.$2.1 billion in 2015 as compared to U.S.$2.9 billion in 2014. These effects were partially offset by an increase in debt amounts due to CER adjustments.

•	The Republic’s commercial bank debt decreased in relative terms to 1.6% of the Republic’s total gross performing public debt, and decreased by U.S.$358.3 million in absolute terms. This decrease was mainly due to a decrease e in bank loans, which was partially offset by the depreciation of the peso, which reduced peso-denominated debt when expressed in U.S. dollars.

•	The Republic’s multilateral debt decreased in relative terms to 8.2% of the Republic’s total gross performing public debt from 8.3% in 2014 and increased in absolute terms by U.S.$89.1 million. This decrease in absolute terms resulted primarily from higher disbursements than amortizations.

Foreign Currency-Denominated Debt

The following tables set forth information regarding the Republic’s total foreign currency-denominated debt, including past due principal and interest and compensatory and default interest, as of the dates indicated.

Foreign Currency-Denominated Public Debt(1)

(in millions of U.S. dollars)

	As of December 31,
	2011		2012		2013		2014		2015
Performing debt	U.S.$	101,035	U.S.$	110,071	U.S.$	119,330	U.S.$	143,763	U.S.$	148,780
Non-transferable notes to the BCRA 2016, 2020, 2021, 2022, 2023, 2024 and 2025		25,724		33,482		43,907		53,847		48,388
Bonar		11,363		12,733		11,176		16,526		35,418
Multilateral debt		17,935		18,335		19,394		19,857		19,768
2033 Discount Bonds		12,877		13,253		13,739		14,970		14,585
2038 Par Bonds		13,329		13,409		13,645		12,790		12,167
Bilateral debt		1,213		677		615		9,183		9,266
2033 Discount Bonds (2010)		4,748		4,916		5,175		4,733		4,404
2038 Par Bonds (2010)		2,046		2,076		2,154		1,915		1,737
2017 Globals		966		966		966		966		966
Treasury notes		613		2,215		1,695		1,687		699
Baade		—		—		220		249		272
Commercial banks		128		62		62		62		50
Bocones		3		3		3		3		3
Boden		8,501		6,063		5,945		5,700		—
Promissory notes		502		130		130		—		—
Other		1,087		1,750		1,504		1,274		1,057
Non-performing debt		9,515		9,602		9,648		105		101
Non-performing debt not yet due		257		232		213		60		60
Non-performing debt arrears		6,234		6,102		5,931		44		41

Compensatory Interest		3,024		3,268		3,504		—		—

Untendered debt		15,013		16,040		17,193		17,472		17,881

Total foreign currency-denominated debt		125,564		135,713		146,170		161,339		166,762

(1)	Includes performing and non-performing debt (including Untendered Debt). For information regarding the Republic’s Settlement Proposal to settle all claims on the Untendered Debt, see “Public Sector Debt—Legal Proceedings.”

Source: Ministry of the Treasury.

Gross Foreign Currency-Denominated Public Debt(1)

(in millions of U.S. dollars)

	As of December 31,
	2011	2012	2013	2014	2015
Foreign currency-denominated debt(2)	125,564	135,713	146,170	161,339	166,762
As a % of GDP	23.8%	23.4%	23.9%	28.6%	26.4%
As a % of Government revenues	120.0%	113.6%	113.1%	131.4%	119.0%
As a % of exports	127.6%	142.6%	161.2%	196.1%	235.4%
As a % of international reserves	270.8%	313.5%	477.7%	513.1%	652.4%
As a % of total gross public debt	63.7%	62.6%	65.4%	67.4%	69.3%

(1)	Includes performing and non-performing (including Untendered Debt)
(2)	Includes Untendered Debt. For information regarding the Republic’s Settlement Proposal to settle all claims on the Untendered Debt, see “—Legal Proceedings.”

n.a. = not available.

Source: INDEC and Ministry of the Treasury.

Foreign Currency-Denominated Debt in 2015

In 2015, the Republic’s foreign currency-denominated debt, increased by 3.4% to U.S.$166.8 billion as compared to December 31, 2014, primarily as a result of the issuance of, U.S.$18.9 billion in Bonar XVI, Bonar XVII, Bonar XXVIII, Bonar XXIX, Bonar XX, Bonar XXII, Bonar XXIV, Bonar XXV and Bonar XXVII, U.S.$82.8 million in bilateral debt. This increase was partially offset by principal amortizations that amounted to approximately U.S.$8.5 billion and the nominal depreciation of the Euro against the dollar, which reduced Euro-denominated debt by U.S.$2.2 billion when expressed in U.S. dollars.

The following table sets forth information regarding the Republic’s total foreign currency-denominated debt by type of currency as of the dates indicated.

Gross Foreign Currency-Denominated Public Debt, by Currency(1)

(in millions of U.S. dollars)

	As of December 31,
	2011	2012	2013	2014	2015
U.S. dollars	97,122	106,569	115,818	134,754	142,811
Euro	24,615	25,579	27,205	23,936	21,453
Japanese yen	3,171	2,894	2,443	2,043	1,937
Other(2)	655	671	704	606	561

Foreign currency-denominated debt	125,564	135,713	146,170	161,339	166,762

(1)	Includes Untendered Debt. For information regarding the Republic’s Settlement Proposal to settle all claims on the Untendered Debt, see “—Legal Proceedings.”
(2)	Figures include Danish crown, Swedish crown, Canadian dollar, Australian dollar and Kuwaiti dinar.

Source: Ministry of the Treasury.

As of December 31, 2015, the Republic’s total gross foreign currency public debt was denominated as follows:

•	85.6% in U.S. dollars;

•	12.9% in euro;

•	1.2% in Japanese yen; and

•	0.3% in other foreign currencies.

Performing Foreign Currency-Denominated Debt Service

In 2011, the Republic’s interest expense on its foreign currency-denominated debt was U.S.$5.0 billion (0.9% of nominal GDP for 2011). In 2012, the Republic’s interest expense on its foreign currency-denominated debt was U.S.$6.6 billion (1.1% of nominal GDP for 2012). In 2013, the Republic’s interest expense on its foreign currency-denominated debt was U.S.$3.3 billion (0.5% of nominal GDP for 2013). In 2014, the Republic’s interest expense on its foreign currency-denominated debt was U.S.$3.5 billion (0.6% of nominal GDP for 2014). In 2015, the Republic’s interest expense on its foreign currency-denominated debt was U.S.$5.8 billion (0.9% of nominal GDP for 2015).

Interest expense on performing foreign currency-denominated debt increased by U.S.$817 million to U.S.$5.8 billion in 2015 from U.S.$5.0 billion in 2011. This increase occurred primarily as a result of the issuance of Bonares which increased interest payments by U.S.$854 million for the period, the increase in payments on 2033 discount Bond by U.S.$.1.7 billion, and interest payments on other debt instruments which increased by U.S.$443 million. These increases were partially offset by the absence of payment made under GDP-Linked Securities in 2015 as compared to 2011, when the Republic made payments totaling U.S.$2.0 billion, 2038 Par Bonds (U.S.$51 million), Boden (U.S.$43 million) and treasury notes (U.S.$22 million).

Interest expense on performing foreign currency-denominated debt increased in 2015 by U.S.$2.3 billion, from U.S.$3.5 billion in 2014 to U.S.$5.8 billion. This increase resulted primarily from a U.S.$1.6 billion increase in interest paid under 2033 Discount Bond, the increase in payments on Bonares by U.S.$418 million and interest paid on Paris Club by U.S.$247 million.

The following table sets forth information regarding the Republic’s projected debt service obligations on its performing foreign currency-denominated debt for the periods indicated, as of December 31, 2015.

Projected Performing Foreign Currency-Denominated Public Debt Service by Creditor(1)(2)

(in millions of U.S. dollars)

	2016				2017				2018				2019
	Capital		Interest		Capital		Interest		Capital		Interest		Capital		Interest
Multilateral debt:
Inter-American Development Bank	U.S.$	865	U.S.$	413	U.S.$	879	U.S.$	376	U.S.$	832	U.S.$	341	U.S.$	803	U.S.$	308
World Bank		737		113		616		97		654		81		463		67
Corporación Andina de Fomento		238		63		283		58		293		51		302		43
FONPLATA		12		3		10		2		11		2		12		2
European Investment Bank		—		—		—		—		—		—		—		—
International Fund for Agricultural Development		5		—		5		—		5		—		5		—
Total multilateral debt		1,858		593		1,794		534		1,795		475		1,585		421
Bilateral debt		163		73		89		72		86		69		123		65
Paris Club		1,916		260		1,916		203		1,916		146		1,525		88
Total Bilateral debt		2,078		333		2,005		275		2,001		215		1,648		153
Total official debt		3,936		926		3,799		809		3,797		690		3,233		574
Suppliers		210		43		139		37		146		31		150		25
Commercial banks		12		—		12		—		12		—		12		—
Bonds:
Bonds		1,337		4,768		8,312		4,413		3,374		4,113		3,104		3,753
Treasury notes		699		20		—		—		—		—		—		—
Promissory notes		—		—		—		—		—		—		—		—
Total bonds		2,036		4,788		8,312		4,413		3,374		4,113		3,104		3,753

Total performing foreign currency-denominated debt service		6,195		5,756		12,262		5,258		7,329		4,834		6,500		4,351

	2020				2021				2022				2023
	Capital		Interest		Capital		Interest		Capital		Interest		Capital		Interest
Multilateral debt:
Inter-American Development Bank	U.S.$	766	U.S.$	278	U.S.$	726	U.S.$	247	U.S.$	645	U.S.$	221	U.S.$	626	U.S.$	198
World Bank		397		60		338		54		215		48		160		45
Corporación Andina de Fomento		304		36		273		30		246		24		175		19
FONPLATA		4		1		4		1		4		1		4		1
European Investment Bank		—		—		—		—		—		—		—		—
International Fund for Agricultural Development		5		—		4		—		3		—		2		—
Total multilateral debt		1,477		375		1,345		332		1,113		294		966		262
Bilateral debt		158		61		177		54		154		47		144		41
Paris Club		—		—		—		—		—		—		—		—
Total Bilateral debt		158		61		177		54		154		47		144		41
Total official debt		1,635		435		1,522		386		1,268		341		1,110		303
Suppliers		151		18		143		10		102		2		1		—
Commercial banks		—		—		—		—		—		—		—		—
Bonds:
Bonds		2,023		3,643		10,830		3,472		13,460		3,367		10,629		2,913
Treasury notes		—		—		—		—		—		—		—		—
Promissory notes		—		—		—		—		—		—		—		—
Total bonds		2,023		3,643		10,830		3,472		13,460		3,367		10,629		2,913

Total performing foreign currency-denominated debt service		3,809		4,096		12,494		3,868		14,830		3,710		11,741		3,216

(1)	Calculated based on total debt, exchange and interest rates as of December 31, 2015.
(2)	Includes payments made by the Government to comply with judgments obtained by private parties through acciones de amparo. See “—Legal Proceedings—Litigation in Argentina.”

Source: INDEC and Ministry of the Treasury.

Peso-Denominated Debt

The following table sets forth information regarding the Republic’s total peso-denominated debt as of the dates indicated.

Peso-Denominated Debt(1)

(in millions of U.S. dollars)

	As of December 31,
	2011		2012		2013		2014		2015
Performing	U.S.$	71,324	U.S.$	80,960	U.S.$	77,152	U.S.$	77,876	U.S.$	73,819
Temporary advances from the Central Bank		15,597		25,972		28,002		29,402		25,517
Bonar		11,284		9,774		12,447		13,512		10,178
2045 Quasi-Par Bonds		14,001		13,997		12,058		11,432		8,649
Treasury notes		1,220		3,029		1,984		7,045		6,988
Bonad		—		—		—		2,000		6,526
Commercial banks		6,397		7,150		5,943		4,219		3,873
Bonac		—		—		—		—		3,845
2033 Discount Bonds		5,899		5,809		4,928		4,672		3,535
National Guaranteed Loans		4,121		3,753		3,035		2,877		2,076
Bocones		1,996		1,946		1,671		1,461		880
2038 Par Bonds		1,314		1,271		1,059		1,004		760
2033 Discount Bonds (2010)		71		70		59		56		42
2038 Par Bonds (2010)		5		5		4		4		3
Bogar		8,907		7,657		5,571		—		—
Boden		308		198		81		—		—
Promissory notes		—		—		—		—		—
Other		202		329		309		191		948
Non-performing debt		266		247		117		111		84
Non-performing debt not yet due		105		92		—		—		—
Non-performing debt arrears		7		6		5		4		3

Untendered debt		154		148		112		107		81

Total peso-denominated debt		71,591		81,207		77,269		77,987		73,903

(1)	Includes performing andnon-performing (including Untendered Debt). For information regarding the Republic’s Settlement Proposal to settle all claims on the Untendered Debt, see “—Legal Proceedings.”

Source: Ministry of the Treasury.

Total peso-denominated debt, increased 3.3% to Ps. 961.1 billion (U.S.$73.9 billion, or 30.7% of gross public total debt) as of December 31, 2015 from Ps.308.1 billion (U.S.$71.6 billion, or 36.3% of gross public total debt) as of December 31, 2011, primarily as a result of:

•	the increase in temporary advances from the Central Bank;

•	the issuance of peso-denominated debt in the domestic market;

•	the increase in treasury notes;

•	adjustments to inflation since a portion of the peso-denominated debt is subject to adjustment for inflation based on CER; and

•	compounding interest.

Performing Peso-Denominated Debt Service

In 2011, interest on the Republic’s peso-denominated debt increased by 45.3% from Ps. 10.3 billion in 2010 to Ps. 14.9 billion (U.S.$3.6 billion, or 41.9% of total interest). This increase was primarily due to the fact that Ps. 2.3 billion became payable under the GDP-Linked Securities in 2011 based on the level of GDP growth for the 2010 reference year, compared to 2010, when no payments were required under the GDP-Linked Securities. Additionally, interest payments increased with respect to debt with commercial banks (Ps. 1.4 billion in 2011), Bonar (Ps. 1.1 billion in 2011), 2033 Discount Bonds and 2033 Discount Bonds (2010) (Ps. 514 million in 2011). This increase was partially offset by reductions in interest payments for Bogar (Ps. 277 million in 2011), Treasury notes (Ps. 189 million in 2011) and Boden (Ps. 25 million in 2011).

In 2012, interest on the Republic’s peso-denominated debt increased by 42.6% from Ps. 14.9 billion in 2011 to Ps. 21.2 billion (U.S.$4.7 billion, or 41.5% of total interest). This increase was primarily due to higher interest payments on Bonares (Ps. 2.4 billion in 2012), payments made under GDP-Linked Securities (Ps. 1.0 billion in 2012) and higher interest payments on debt with loans from BNA (Ps. 735 million in 2012), Treasury notes (Ps. 615 million in 2012), Bocones (Ps. 91 million in 2012) and National Guaranteed Loans (Ps. 78 million in 2012). This increase was partially offset by reductions in interest payments on Bogars (Ps. 11 million in 2012).

In 2013, interest on the Republic’s peso-denominated debt increased by 11.6% from Ps. 21.2 billion in 2012 to Ps. 23.7 billion (U.S.$4.3 billion, or 56.5% of total interest). This increase was primarily due to higher interest payments on Bonares (Ps. 3.5 billion in 2013), loans from BNA (Ps. 1.1 billion in 2013), Treasury Notes (Ps. 1.0 billion in 2013), Bocones (Ps. 79 million in 2013) and National Guaranteed Loans (Ps. 65 million in 2013). This increase was partially offset mainly by reductions in interest payments one 2005 and 2010 Exchange Bonds (Ps. 3.8 billion in 2013), Bodenes (Ps. 23 million in 2013), Bogars (Ps. 16 million in 2013) and other peso-denominated debt (Ps. 1.8 billion in 2013).

In 2014, interest on the Republic’s peso-denominated debt increased by 78.8% from Ps. 23.7 billion in 2013 to Ps. 42.4 billion (U.S.$5.2 billion, or 59.6% of total interest). This increase was primarily due to higher interest payments on Bonares (Ps. 12.0 billion in 2014), 2005 and 2010 Exchange Bonds (Ps. 2.5 billion in 2014), loans from BNA (Ps. 2.3 billion in 2014), Bocones (Ps. 618 million in 2014), Treasury notes (Ps. 519 million in 2014) and National Guaranteed Loans (Ps. 155 million in 2014). This increase was partially offset by reductions in interest payments on Bogars (Ps. 750 million in 2014) and Bodenes (Ps. 9 million in 2014).

In 2015, interest on the Republic’s peso-denominated debt increased by 57.6% from Ps. 42.4 billion in 2014 to Ps. 66.8 billion (U.S.$7.2 billion, or 55.3% of total interest). This increase was primarily due to higher interest payments on Treasury notes (Ps. 7.7 billion in 2015), Bonac (Ps. 7.4 billion in 2015), 2005 and 2010 Exchange Bonds (Ps. 5.9 billion in 2015), Bonar (Ps. 3.3 billion in 2015), Bonad (Ps. 337 million in 2015), Bocones (Ps. 322 million in 2015) and National Guaranteed Loans (Ps. 270 million in 2015). This increase was partially offset by reductions in interest payments on other peso denominated debt (Ps. 445 million in 2015), loans from BNA (Ps. 376 million in 2015) and Bodenes (Ps. 9 million in 2015).

The following table sets forth information regarding the Republic’s projected debt service on its performing peso-denominated public debt for the periods indicated.

Projected Performing Peso-Denominated Public Debt Service by Creditor(1)(2)

(in millions of U.S. dollars)

	2016				2017				2018				2019
	Capital		Interest		Capital		Interest		Capital		Interest		Capital		Interest
Bonds	U.S.$	6,756	U.S.$	3,517	U.S.$	6,167	U.S.$	2,484	U.S.$	3,272	U.S.$	2,025	U.S.$	3,041	U.S.$	1,252
National guaranteed loans		371		100		701		66		192		46		17		40
Commercial banks		1,824		505		1,249		226		43		96		364		29
Suppliers		854		—		—		—		—		—		—		—
Temporary Advances from the Central Bank		20,177		—		5,340		—		—		—		—		—
Treasury notes		4,535		1,133		2,122		151		330		10		—		—
Promissory notes		—		—		—		—		—		—		—		—

Total performing peso-denominated debt service		34,517		5,254		15,579		2,927		3,838		2,176		3,422		1,321

	2020				2021				2022				2023
	Capital		Interest		Capital		Interest		Capital		Interest		Capital		Interest
Bonds	U.S.$	1,848	U.S.$	992	U.S.$	141	U.S.$	542	U.S.$	158	U.S.$	524	U.S.$	63	U.S.$	509
National guaranteed loans		21		39		—		39		—		39		—		39
Commercial banks		5		8		—		7		—		7		—		7
Suppliers		—		—		—		—		—		—		—		—
Temporary Advances from the Central Bank		—		—		—		—		—		—		—		—
Treasury notes		—		—		—		—		—		—		—		—
Promissory notes		—		—		—		—		—		—		—		—

Total performing peso-denominated debt service		1,874		1,039		141		588		158		570		63		555

(1)	Calculated based on the stock of debt, exchange rate and interest rates as of December 31, 2015.
(2)	Includes payments made by the Government to comply with judgments obtained by private parties through acciones de amparo. See “—Legal Proceedings—Litigation in the Republic.

Source: Ministry of the Treasury.

Debt Owed to Financial Institutions

Historically, the IMF, the IADB and the World Bank have provided the Republic with financial support subject to the Government’s compliance with stabilization and reform policies. The financial support of the World Bank and the IADB include sector-specific and structural loans intended to finance social programs, public works and structural projects at the national and provincial levels. From 2011 to 2015, outstanding amounts owed by the Government to multilateral creditors increased by U.S.$1.8 billion (or 10.2%) to U.S.$19.8 billion, mainly as a result of higher disbursements than amortization payments.

•	During 2011, the Government made principal payments to multilateral lenders of U.S.$1.6 billion, compared to disbursements by multilateral lenders to the Government of U.S.$2.6 billion.

•	During 2012, the Government made principal payments to multilateral lenders of U.S.$1.7 billion, compared to disbursements by multilateral lenders to the Government of U.S.$2.1 billion.

•	During 2013, the Government made principal payments to multilateral lenders of U.S.$1.7 billion, compared to disbursements by multilateral lenders to the Government of U.S.$2.8 billion.

•	During 2014, the Government made principal payments to multilateral lenders of U.S.$1.8 billion, compared to disbursements by multilateral lenders to the Government of U.S.$2.3 billion.

•	During 2015, the Government made principal payments to multilateral lenders of U.S.$2.0 billion, compared to disbursements by multilateral lenders to the Government of U.S.$1.9 billion.

From 2011 to 2015, the total amount of interest payments to multilateral lenders (including the IADB, the World Bank and other institutions) was U.S.$2.7 billion. The Government also guarantees multilateral debt owed by the provinces. These obligations totaled U.S.$950 million as of December 31, 2015.

The following table sets forth the disbursements from, and payments to, multilateral lenders as of the dates indicated.

Disbursements/Payments - Multilateral Lenders

(in millions of U.S. dollars)

	As of December 31,
	2011		2012		2013		2014		2015
World Bank:
Disbursements	U.S.$	841	U.S.$	753	U.S.$	1,155	U.S.$	571	U.S.$	642
Principal payments		(630)		(685)		(665)		(670)		(790)
Disbursements, net of principal payments		211		69		490		(99)		(148)
Interest payments		(130)		(131)		(139)		(129)		(138)
Payment of commissions		(2)		(1)		—		—		(1)

Net (outflows) inflows		78		(64)		350		(227)		(287)
Inter-American Development Bank:
Disbursements		1,267		1,017		1,121		1,277		770
Principal payments		(895)		(908)		(901)		(936)		(990)
Disbursements, net of principal payments		373		108		220		340		(220)
Interest payments		(322)		(310)		(366)		(366)		(420)
Payments of commissions		(8)		(7)		(9)		(10)		(9)

Net (outflows) inflows		42		(209)		(155)		(35)		(649)
FAD:(1)
Disbursements		11		14		18		14		14
Principal payments		(8)		(9)		(5)		(4)		(4)
Disbursements, net of principal payments		3		5		12		9		10
Interest payments		—		—		—		—		—
Payments of commissions		—		—		—		—		—

Net (outflows) inflows		3		5		12		9		10

FONPLATA:(2)
Disbursements		5		1		—		11		41
Principal payments		(7)		(15)		(11)		(11)		(16)
Disbursements, net of principal		(2)		(14)		(11)		—		24
Interest payments		(3)		(3)		(2)		(2)		(2)
Payments of commissions		—		—		—		—		(1)

Net (outflows) inflows		(5)		(17)		(13)		(2)		21

Corporación Andina de Fomento:
Disbursements		454		348		477		408		420
Principal payments		(75)		(122)		(136)		(180)		(217)
Disbursements, net of principal		379		226		340		228		202
Interest payments		(30)		(43)		(47)		(50)		(61)
Payments of commissions		(1)		(2)		(3)		(4)		(5)

Net (outflows) inflows		347		180		290		173		136

The European Investment Bank
Disbursements		—		—		—		—		—
Principal payments		(4)		(4)		(4)		(5)		(5)
Disbursements, net of principal		(4)		(4)		(4)		(5)		(5)
Interest payments		(2)		(1)		(1)		(1)		(1)
Payments of commissions		—		—		—		—		—

Net (outflows) inflows		(5)		(5)		(5)		(5)		(5)

Total disbursements		2,578		2,132		2,770		2,280		1,886
Total principal payments		(1,618)		(1,742)		(1,723)		(1,805)		(2,022)
Disbursements, net of principal		960		390		1,048		475		(136)
Total interest payments		(487)		(489)		(555)		(548)		(622)
Total commissions		(12)		(11)		(13)		(15)		(15)

Total net (outflows) inflows	U.S.$	$460	U.S.$	(110)	U.S.$	479	U.S.$	(88)	U.S.$	(774)

(1)	International Fund for Agricultural Development.
(2)	Financial Fund for the development of the Plata Valley.

Source: Ministry of the Treasury.

International Monetary Fund

The IMF organized two separate financial aid packages for the Republic during the years leading up to the collapse of the Convertibility Regime—one in December 2000, and the other in August 2001. As part of these packages, the IMF increased the amount available to the Republic under its credit facilities and secured for the Republic other sources of funding (including loan commitments from the World Bank, the IADB and the Spanish government).

Between 2001 and 2005, the Republic reduced its outstanding IMF debt from U.S.$14.0 billion as of December 31, 2001, to U.S.$9.5 billion as of December 31, 2005. In August 2004, the IMF suspended disbursements under the 2003 Stand-By Arrangement after the Government indefinitely postponed the scheduled review of its performance under the arrangement. Since July 28, 2006, the date of the IMF’s most recent consultation report under Article IV of the IMF’s Articles of Agreement, the Republic and the IMF have not agreed to any further Article IV review and consultation.

On January 3, 2006, the Government repaid all of its outstanding debt owed to the IMF in a single payment of U.S.$9.5 billion. The payment to the IMF represented 7.4% of the total Argentine public debt and saved U.S.$568 million in interest. The Government borrowed funds from the Central Bank to make the payment, which resulted in a 33.3% reduction of the Central Bank’s reserves from U.S.$28.1 billion to U.S.$18.6 billion. The Government issued a 10-year U.S. dollar-denominated non-transferable Treasury note to repay the Central Bank for this financing. Given that the IMF liability was exchanged for Central Bank liability of the same value, the IMF repayment did not affect the Government’s total debt.

The last consultation by the Executive Board of the IMF with Argentina was on July 28, 2006. Since then, documents on economic developments in Argentina were prepared by Fund staff for informal Board briefings in 2013–15. The documents were prepared pursuant to the Fund’s policy on excessive delays in the completion of Article IV consultations and mandatory financial stability assessments, which requires that staff informally brief Executive Directors every 12 months on the economic developments and policies of relevant members. At Argentina’s request, the documents prepared by the IMF’s staff have been published. Argentina has also indicated its intention to resolve the consultation delay.

World Bank

Between 2011 and 2015, the World Bank disbursed approximately U.S.$4.0 billion in loans to the Government partly for activities designed to foster economic recovery, both at the national and provincial levels, including for infrastructure and education projects, as well as for various social development programs such as health and the environment. As of December 31, 2015, the aggregate outstanding principal amount of World Bank loans to the Republic was U.S.$5.9 billion, while approximately U.S.$1.5 billion of committed loans from the World Bank remained undisbursed.

Between 2011 and 2015, the Republic made principal payments in an aggregate amount of U.S.$3.4 billion under World Bank loans, and a total of U.S.$667 million on account of interest.

IADB

Between 2011 and 2015, the IADB disbursed approximately U.S.$5.5 billion in loans to the Republic, partly for activities designed to foster economic growth and partly for various social development programs such as health and education. As of December 31, 2015, the aggregate outstanding principal amount of IADB loans to the Republic was U.S.$11.2 billion, while approximately U.S.$3.5 billion of IADB committed loans remained undisbursed.

Between 2011 and 2015, the Republic made principal payments in an aggregate amount of U.S.$4.6 billion under IADB loans and U.S.$1.8 billion on account of interest.

FONPLATA and CAF

Between 2011 and 2015, the Fondo Financiero para el Desarrollo de la Cuenca del Plata (Financial Fund for the Development of the Plata Valley or “FONPLATA”) disbursed an aggregate amount of U.S.$57.7 million to the Republic for economic development and social programs. During this period, the Republic made principal payments to FONPLATA in an aggregate amount of U.S.$59.1 million, and the aggregate principal amount outstanding under loans made by FONPLATA was U.S.$81.8 million as of December 31, 2015, while U.S.$92.9 million in approved loans from FONPLATA remained undisbursed, including a U.S.$42.7 million loan to the Republic to improve the province of Buenos Aires’s ports approved in 2008.

Between 2011 and 2015, CAF disbursed approximately U.S.$2.1 billion to the Republic mostly in loans for infrastructure programs. During this period, the Republic made principal payments to CAF in an aggregate amount of U.S.$729.9 million, of which U.S.$217 million were paid in 2015. The aggregate principal amount outstanding under loans made by CAF was U.S.$2.6 billion as of December 31, 2015, while U.S.$1.6 billion in approved loans from CAF remain undisbursed.

Bilateral Debt and Private Creditors’ Debt

Bilateral debt is composed of debt that is referred to as Paris Club debt and other bilateral debt. Paris Club debt includes all debt with country members of the Paris Club that has been restructured in negotiation rounds with members of the Paris Club. See “—Debt Record—Paris Club.” Other bilateral debt includes all other debt with sovereign governments. Substantially all of the Republic’s bilateral debt relates to debt owed to country members of the Paris Club and is treated under the Paris Club framework.

Private creditors’ debt is composed of debt with suppliers and debt with commercial banks. A portion of private creditors’ debt is guaranteed by export credit insurance granted by foreign government agencies and is treated under the Paris Club framework. On May 28, 2014, the Republic reached an agreement with the members of the Paris Club for the cancellation of the debt owed by the Republic, amounting to U.S.$9,690 million (U.S.$4,955 million in principal U.S.$1,102 million in interest and U.S.$3,633 million in penalty interest).

Legal Proceedings

Litigation in the United States

Following the Republic’s default on its debt at the end of 2001, certain of its creditors filed numerous lawsuits against the Republic in several jurisdictions, including the United States. Plaintiffs in these actions generally have asserted that the Republic failed to make timely payments of interest and/or principal on their bonds, and have sought judgments for the face value of and accrued interest on those bonds.

As discussed in greater detail under “—The Settlement,” to date, the Republic has reached agreements with most of its creditors, and stipulations of dismissal and orders of satisfaction of judgment have been filed and approved by the courts in numerous actions. The Republic continues to seek to resolve its outstanding litigation, and has reached agreements in principle with many additional creditors.

Individual litigation in the United States

As of January 31, 2016, judgments for U.S.$6.7 billion had been rendered against Argentina in cases brought by individual plaintiffs in New York.

Certain claimants represented by Task Force Argentina, TFA, that filed three suits in the District Court for an unspecified amount are also claimants in an arbitration against the Republic before the ICSID concerning the same securities. These three suits had been stayed pending the outcome of the arbitration, and on January 31, 2016, the Republic entered into an agreement in principle with TFA to settle the claims of these claimants, which was superseded by a settlement agreement entered into on April 21, 2016, subject to certain conditions. The parties agreed to the dismissal with prejudice of all discharged claims upon the consummation of the closing of the settlement agreement, which occurred on July 14, 2016. The claims were dismissed with prejudice in accordance with the terms of a consent award dated December 29, 2016. See “—The Settlement.” For a discussion of the arbitration, see “—ICSID Arbitration.”

As of the date of this prospectus, judgments in a total amount of approximately U.S.$578 million, including principal and interest, remained outstanding in the United States, as well as claims for approximately U.S.$307 million in principal, plus interest, in individual suits in the District Court in which no judgment has been entered.

Class litigation in the United States

As of the date of this prospectus, 15 actions filed against the Republic on behalf of a class of holders of defaulted bonds were pending before the District Court. Class certification had been granted in 13 of these 15 actions.

On May 27, 2016, the District Court issued an order preliminarily approving the settlement agreements reached by the Republic and representatives of nine of these classes. The settlement agreement provides for the settlement with class members on a claims-made basis, under the same terms as the standard option (as defined below) made by the Republic. See “—The Settlement.” On November 10, 2016, the District Court held a fairness hearing on whether to give final approval to the settlement. The Court set a deadline of November 15, 2016 for the submission of all claims and supporting documentation for inclusion in the settlements. The Republic expects that, if approved by the District Court, the principal amount to be settled in these 9 class actions will be approximately U.S.$17.4 million.

Pari passu litigation

In February 2012, plaintiffs in 13 actions in New York, involving claims for bonds issued under the 1994 Fiscal Agency Agreement (the “1994 FAA Bonds”) for U.S.$428 million in principal, plus interest, obtained an order of the District Court enjoining the Republic from making scheduled interest payments on the 2005 and 2010 Exchange Bonds unless the Republic paid the plaintiffs in full. The order was stayed pending appeals and became effective on June 18, 2014, after the U.S. Supreme Court denied the Republic’s petition for a writ of certiorari of the Court of Appeal’s order affirming the pari passu injunctions.

On October 30, 2015, the District Court issued new pari passu injunctions (“me too” injunctions), substantially similar to the ones already in effect, in 49 additional proceedings, involving claims for over U.S.$2.1 billion under the 1994 FAA Bonds, plus billions more in pre- and post-judgment interest. Numerous additional motions seeking to extend the reach of the pari passu injunctions were filed and were pending in January 2016, when the Republic approached holders of Untendered Debt to settle outstanding disputes. As part of the Settlement, the pari passu injuctions were lifted.

On August 10, 2016, the District Court denied plaintiffs’ 2015 motions for pari passu relief in two separate actions without prejudice, indicating that such requests were moot given the changed circumstances that rendered the pari passu injunctions no longer necessary.

On December 22, 2016, in a case involving certain creditors that had not responded to the February 2016 settlement proposal and alleged a continued violation of the pari passu clause, the District Court found that no continued pari passu violation existed although the plaintiffs’ bonds remained unpaid while Argentina was paying its consenting creditors as well as the newly issued bonds. In its ruling, the District Court also found that under New York law claims relating to Untendered Debt governed by New York law become time-barred after six years. See “—The Settlement.”

The Settlement

On February 5, 2016, the Republic published on the Ministry of Finance’ website the Settlement Proposal to settle all claims on Untendered Debt, including bonds in litigation in the United States, subject to two conditions: first, obtaining approval by the Argentine Congress, and second, lifting the pari passu injunctions. The Settlement Proposal contemplated two frameworks for settlement. The “pari passu option,” which was extended as an option to plaintiffs holding pari passu injunctions, provided for payment equal to the full amount of money judgment or an accrued claim value less a specified discount. The “standard option,” which remains open to all holders of Untendered Debt, whether or not they had pari passu injunctions, provides for payment equal to 100% of the principal amount of the relevant debt securities plus up to 50% of that original principal as interest. Any eligible holder of Untendered Debt may agree to the terms of the standard option, in accordance with the procedures set forth and published by the Ministry of the Treasury and, in accordance with such terms, becomes party to a binding agreement in principle with the Republic once the agreement is countersigned by the Republic.

On February 19, 2016, the District Court entered an indicative ruling in the “me too” actions providing that if the Court of Appeals were to remand those cases (which were then on appeal), the District Court would grant the Republic’s motion to vacate the “me too” injunctions. Following remand by the Court of Appeals, the District Court, on March 2, 2016, issued an order indicating it would vacate all pari passu injunctions, including the “me too” injunctions, subject to two conditions: first, the repeal of all legislative obstacles to settlement with holders of Untendered Debt, and second, full payment to holders of pari passu injunctions with whom the Republic had entered into an agreement in principle on or before February 29, 2016, in accordance with the specific terms of such agreements. On April 13, 2016, the District Court’s order was affirmed by the Second Circuit Court of Appeals.

On March 31, 2016, the Argentine Congress passed the Debt Authorization Law, thereby repealing the legislative obstacles to the settlement and approving the Settlement Proposal. On April 22, 2016, Argentina issued U.S.$16.5 billion of new debt securities in the international capital markets, and applied U.S.$9.3 billion of the net proceeds to satisfy settlement payments on agreements with holders of approximately U.S.$4.2 billion principal amount of Untendered Debt. Upon confirmation that the conditions set forth in its March 2, 2016 order had been satisfied, the District Court, on April 22, 2016, ordered the vacatur of all pari passu injunctions. As of the date of this prospectus, agreements in principle have been executed with holders of approximately 83 % of principal amount of Untendered Debt (outstanding as of December 31, 2015).

On May 5, 2016, interest payments on 2005 and 2010 Exchange Bonds payable to the trustee were transferred by the trustee to holders of such bonds.

On July 20, 2016, the Republic announced and published settlement procedures for holders of eligible German law-governed bonds. Per the instructions released by the Ministry of Finance, the procedures contemplate two different settlement avenues: “Fast Track Settlement” and “Individual Settlement.”

Between the time the Republic published the Settlement Proposal and the first payment to settling bondholders on April 22, 2016, it executed numerous settlement agreements involving Untendered Debt in an aggregate principal amount of approximately U.S.$4.2 billion. As of the date of this prospectus, payments of these settlement agreements had resulted in the dismissal of claims in approximately 100 cases with claims for an aggregate principal amount of approximately U.S.$3 billion, plus interest, and judgments in the amount of approximately U.S.$5 billion. The Republic is currently in the process of paying additional settlement agreements, and processing additional settlement options, which will result in the dismissal of additional cases in an amount yet to be determined. Creditors who settled their claims have agreed, upon payment, to dismiss with prejudice all litigation against the Republic, including all enforcement proceedings.

The Republic has reached agreements in principle with nine class actions to settle their litigation. In accordance with the agreements in principle, the settlement amount will be calculated based on class members that demonstrate that they have owned their beneficial interest in the relevant bond continuously since the outset of each case, and who have otherwise not been a party to an individual legal action against the Republic or have not opted out from the classes.

One pending class action, where no agreement in principle has been reached, sought to enjoin the Republic from communicating and settling with holders of the bond series at issue. On April 21, 2016 the District Court denied that plaintiff’s motion. Plaintiff appealed and on December 22, 2016 the Court of Appeals dismissed the appeal. On January 5, 2017, plaintiff filed a petition for rehearing en banc, which remains pending.

On July 20, 2016, the Republic published settlement procedures for holders of eligible German law governed bonds implementing the Settlement Proposal for those bonds. As of the date of this prospectus, the Republic has received tenders by numerous holders.

Post-settlement litigation in the United States

On March 3, 2016, certain plaintiffs filed suit against the Republic in the District Court based on their ownership of bonds governed by Italian law, German law, and English law. The Republic moved to dismiss the claims that were based on Italian law and German law on the grounds of lack of jurisdictional and/or insufficient service of process. The District Court granted the Republic’s motion to dismiss on August 2, 2016. On September 22, 2016 the District Court denied plaintiffs’ request to reconsider the portion of its opinion dismissing the German law claims.

On March 25, 2016, a group of Argentine creditors filed suit against the Republic in the District Court, seeking a declaration that the settlement-related documents sent to the Republic—which the Republic had not countersigned—were binding settlement agreements. The District Court granted the Republic’s motion to dismiss plaintiffs’ complaint on April 12, 2016, concluding that in the absence of a countersignature by the Republic, no binding contracts with the plaintiffs had been formed. Plaintiffs appealed this dismissal and the appeal remains pending as of the date of this prospectus.

On June 1, 2016, an Argentine creditor filed suit against the Republic in the District Court based on its ownership of Argentine bonds governed by New York, German, English, and Italian law. The Republic and plaintiff requested that the Republic’s response to plaintiff’s complaint be due 60 days after plaintiff has filed proof that it served the Republic via the Hague Service Convention. The District Court granted that request on July 28, 2016.

On June 22, 2016, plaintiffs in three actions amended their complaints against the Republic, seeking damages for breach of contract, injunctive relief and specific performance based on the Republic’s alleged breach of the pari passu clause, and damages based on the Republic’s alleged breach of the pari passu clause. On July 20, 2016, the Republic moved to dismiss plaintiffs’ claims alleging breach of the pari passu clause as well as plaintiffs’ money damages claims to the extent plaintiffs sought to recover principal and/or interest that had come due more than six years prior to the filing of the complaint. On December 22, 2016, the District Court found that no continued pari passu violation existed although the plaintiffs’ bonds remained unpaid while Argentina was paying its consenting creditors as well as the newly issued bonds. In its ruling, the District Court also found that under New York law claims relating to Untendered Debt governed by New York law become time-barred after six years.

On September 9, 2016, an Argentine creditor filed suit against the Republic in the District Court based on its ownership of Argentine bonds governed by New York and German law. The Republic’s response to the complaint is pending.

On November 4, 2016, an Argentine creditor filed suit against the Republic in the District Court based on its ownership of Argentine bonds governed by New York law. The Republic’s response to the complaint is pending.

Beginning in November 2016, creditors of the Republic holding judgments totaling approximately $216.7 million served discovery requests on the Republic and subpoenas on multiple third parties, including certain financial institutions. The discovery requests and subpoenas demanded the production of documents and information relating to the assets of the Republic and of entities allegedly related to the Republic. The Republic has objected to the discovery demands served on it.

Efforts to attach or execute Argentine property in U.S. Litigation

In the United States, creditors’ execution remedies against a foreign state are limited by the United States Foreign Sovereign Immunities Act of 1976 (the “FSIA”) to assets of such foreign state that are used for a commercial activity in the United States. The FSIA also provides special protection from attachment and execution to reserves of foreign central banks and military and diplomatic property. While most attempts to execute property of the Republic or of alleged alter egos of the Republic have been rejected by the courts in most cases, in a few instances plaintiffs seeking payment under the Republic’s Untendered Debt had succeeded in attaching and restraining assets of the Republic.

On May 26, 2016, the District Court denied a motion brought by judgment creditors in two actions seeking to attach and execute the proceeds from the bond issuance that accompanied the settlement that are not being used to pay settlements, which the plaintiffs allege to be property of the Republic. On June 15, 2016, plaintiffs in one of these actions appealed the District Court order denying its motion. The Court of Appeals granted plaintiffs’ motion to expedite the appeal, which remains pending as of the date of this prospectus.

Proceedings for foreign recognition of U.S. judgments

Certain plaintiffs have sought, and in some instances obtained, recognition of their U.S. judgments in foreign courts, including in the United Kingdom, Luxembourg, France, Belgium, Switzerland, Ghana and Argentina. These plaintiffs have settled their claims against the Republic, and the proceedings in these jurisdictions are in the process of being dismissed.

Litigation in Germany

As of September 20, 2016, in Germany, final judgments were entered in a total amount of approximately €174 million in principal plus interest and costs in suits brought against the Republic relating to defaulted bonds. As of such date, there were also claims seeking approximately €19.4 million in principal on defaulted debt, plus interest, in suits pending in Germany in which no final judgment has yet been entered.

Several bondholders commenced proceedings in Germany seeking to obtain pari passu relief similar to the relief granted by New York Courts. German courts at both the trial and appellate level have declined to grant such relief, although such decisions are subject to further appeals.

Plaintiffs who try to execute on their judgments may not attach assets used for diplomatic or consular purposes, such as bank accounts of the Republic’s embassy and consulates. To the Republic’s knowledge, plaintiffs in Germany have succeeded in attaching monies of the Republic held with paying agents (for the payment of interest on other Government debt). Some creditors have also attached the Republic’s claims against other plaintiffs (i.e., those who withdrew their claims against the Republic or lost their actions in whole or in part), who are liable for the Republic’s costs (statutory attorneys’ fees and, if applicable, court fees) under Germany’s “losing party pays” system, to the extent the amount of such claims had not been set off by those plaintiffs.

Certain plaintiffs have sought recognition of their German judgments in foreign courts, including the United States and Luxemburg.

Litigation in Italy

All bondholders proceedings against the Republic in Italy were dismissed, mostly on jurisdictional grounds.

Litigation in Japan

On February 10, 2010, the Republic was served with a complaint filed by the commissioned companies for bondholders in Japan and claiming approximately ¥11 billion in principal, plus interest, in connection with four series of defaulted bonds issued by the Republic under Japanese law. Plaintiffs withdrew most of their claim as a result of their participation in the 2010 Debt Exchange. In January 2013 a Tokyo court dismissed the complaint, finding that the commissioned companies for bondholders lacked standing to bring the complaint. In January 2014, the High Court affirmed the District Court’s ruling and the plaintiffs then appealed to the Supreme Court. On June 2, 2016, the Supreme Court reversed the High Court and remanded the case to the Tokyo District Court for further proceedings. As of the date of this prospectus, the outstanding claim in litigation amounted to ¥2.8 billion in principal, plus interest.

Litigation in France

Following the agreement reached by the Republic with plaintiffs holding U.S. judgments, these plaintiffs voluntary released all attachments and had taken steps to have dismissed all proceedings in France seeking to enforce their U.S. judgments. These include attempts to seize certain Argentine diplomatic and military accounts and to attach taxes payable by French companies to the Republic.

Litigation in Luxemburg

Beginning in January 2009, plaintiffs holding German judgments totaling approximately €80 million obtained court orders in Luxemburg to attach assets of the Republic held by local banks. No assets of the Republic were attached as a result of these court orders. As of the date of this prospectus, the Republic’s challenges to these court orders were pending before the local courts.

Litigation in Spain

On April 10, 2014, a plaintiff who obtained a judgment in Germany initiated proceedings before a court in Madrid in order to attach the Republic’s assets located in Spain. On May 14, 2015, the court permitted that plaintiff to execute its German judgment on the Republic’s property in Spain. In December 2015, the court denied the Republic’s request to vacate that order. The Republic’s appeal of that ruling remains pending as of the date of this prospectus.

Litigation in Argentina

Since the 2001 economic crisis, the Republic has been sued in Argentina on claims relating to steps it took during the crisis, seeking, among other things, payment on defaulted bonds. These lawsuits generally have been unsuccessful. The Supreme Court of Argentina has issued several decisions in which it consistently upheld the constitutionality of the emergency measures adopted as a result of the 2001 economic crisis, including the deferral of payment on bonds. Most of these local lawsuits have been dismissed.

Recognition and enforcement of foreign judgments in Argentina. Argentine law permits the enforcement in Argentina of a final judgment issued by a competent foreign court, provided that the defendant’s right to an adequate defense is guaranteed, the judgment or award does not contravene principles of Argentine public order, and the judgment or award is not incompatible with another judgment previously or simultaneously issued by an Argentine court. Foreign creditors have generally not brought suits or sought to enforce their foreign judgments or awards in Argentina.

In Argentina, plaintiffs in four actions have sought recognition of U.S. judgments totaling approximately U.S.$24 million. In three of these cases the proceedings reached the Supreme Court, which confirmed the respective Court of Appeals decisions dismissing the claims for recognition of the foreign judgment. As of the date of this prospectus, the fourth case is pending before the lower court. In all cases in which Argentine courts dismissed a claim for recognition and enforcement of the U.S. judgments, the courts held, as the Republic had argued, that although the Republic’s issuance of the bonds in which plaintiff had an interest constituted a commercial activity, the Republic’s declaration of a default as a consequence of an economic and social emergency constituted an exercise of its sovereign powers and should have been given deference by the foreign court.

Enforcement of arbitration awards in Argentina. In order for a creditor to collect on an award against the Republic in Argentina, the creditor must first notify the competent authorities and request payment with funds from the current fiscal year’s budget. If there are no such funds available, the creditor may request that the payment of the award be included in the budget for the following fiscal year. In order for the award to be included in the budget for the following fiscal year, which the Executive Power must present to Congress before September 15 of the previous year, the creditor must notify the competent authorities before July 31 of the previous year. If the creditor complies with these requirements but the Republic does not include the award in the following fiscal year’s budget or fails to make payment during the following fiscal year, then the creditor is entitled to attempt to execute upon assets of the Republic in order to satisfy the award.

In addition, there are cases regarding bonds which are subject to Argentine law.

ICSID Arbitration

Argentina has been a party to arbitration proceedings under the 1965 Convention on the Settlement of Investment Disputes between States and Nationals of Other States (“ICSID Convention”), including as a result of measures implemented in 2001 and 2002 to address Argentina’s economic crisis.

As of the date of this prospectus, there are four final awards issued by ICSID tribunals against Argentina for an aggregate total of U.S.$467.4 million, and Argentina is seeking the annulment of three additional awards for an aggregate total of U.S.$805.5 million. There are four ongoing cases against Argentina before ICSID with claims totaling U.S.$1.65 billion, and in one of these cases (with aggregate claims totaling U.S.$1.6 billion) the ICSID tribunal has already ruled that it has jurisdiction. There are seven additional cases with claims totaling U.S.$3.1 billion in which the parties agreed to suspend the proceedings pending settlement discussions. A successful completion of these negotiations could lead additional ICSID claimants to withdraw their claims, although the Republic can offer no assurance to this effect. Two additional awards were recently rendered in an aggregate amount of U.S.$14.5 million and as of the date of this prospectus, the deadline for applications for annulment has not yet passed.

On October 8, 2013, the Republic settled with four ICSID claimants and paid with bonds an aggregate amount of U.S.$406 million. On May 13, 2016, the Republic settled one additional case and paid with bonds an aggregate amount of U.S.$51.97 million. See “—Other Arbitration.”

On June 28, 2016, the Republic and TFA commenced the closing of a settlement agreement to settle the claims of the Italian bondholders, which was finalized on July 14, 2016. Payments to settling holders were made on July 14, 2016. The case was dismissed with prejudice in accordance with the terms of a consent award dated December 29, 2016. See “—The Settlement” above.

Other Arbitration

Claimants have also filed claims before arbitral tribunals under the rules of the United Nations Commission on International Trade Law (“UNCITRAL”) and under the rules of the International Chamber of Commerce (“ICC”).

As of the date of this prospectus there was one final outstanding UNCITRAL award against Argentina for a total of U.S.$7.39 million and Argentina is seeking the annulment of two additional awards for an aggregate amount of U.S.$21.05 million. As of such date, there were three ongoing cases against Argentina before UNCITRAL and ICC tribunals with claims totaling U.S.$625.43 million, including one case with a U.S.$508.70 million claim in which the tribunal had already ruled that it has jurisdiction. There was one additional case with a claim of U.S.$168.69 million in which the parties agreed to suspend the proceedings pending settlement discussions.

In October 2013 and May 2016, Argentina settled two final awards issued by an UNCITRAL tribunal that awarded a claim against Argentina for U.S.$104.00 million and U.S.$189.46 million, respectively.

Other Non-Creditor Litigation in the U.S.

On April 8, 2015, Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (the “Petersen Entities”) filed a claim against the Republic in relation to the 2012 expropriation of YPF in the District Court.

The Petersen Entities seek compensatory damages (in an amount to be determined) arising out of an alleged breach of the bylaws of YPF by the Republic that allegedly occurred when it expropriated 51% of Class D shares of YPF. In September 2015, the Republic moved to dismiss the complaint, asserting, among other things, that the District Court lacks jurisdiction under the FSIA. On September 9, 2016, the District Court granted in part and denied in part the Republic’s motion to dismiss plaintiffs’ complaint. As of the date of this prospectus, the Republic and YPF have appealed this decision to the Second Circuit Court of Appeals, which remains pending.

On November 3, 2016, Eton Park Capital Management, L.P., Eton Park Master Fund, Ltd. and Eton Park fund, L.P. (the “Eton Park Entities”) filed a claim against the Republic in relation to the 2012 expropriation of YPF in the District Court.

The Eton Park Entities seek compensatory damages (in an amount to be determined) arising out of an alleged breach of the bylaws of YPF by the Republic that allegedly occurred when it expropriated 51% of Class D shares of YPF. The Republic has not yet been formally notified and has the right to request the dismissal of the complaint.

THE OFFERS

The Offers

On April 22, 2016, the Republic issued U.S.$2,750,000,000 of 2019 Bonds, U.S.$4,500,000,000 of 2021 Bonds, U.S.$6,500,000,000 of 2026 Bonds, U.S.$2,750,000,000 of 2046 Bonds; on July 6, 2016, the Republic issued U.S.$1,000,000,000 of 2028 Bonds and U.S.$1,750,000,000 of 2036 Bonds; and on January 26, 2017, the Republic issued U.S.$3,250,000,000 of 2022 Bonds and U.S.$3,750,000,000 of 2027 Bonds in transactions not subject to the registration requirements of the Securities Act and applicable state securities laws.

Pursuant to the issuance of (i) the April Bonds, the Republic entered into the registration rights agreement dated as of April 19, 2016 (the “April Registration Rights Agreement”), among the Republic, Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC and Santander Investment Securities Inc., as representatives of the initial purchasers in the offering of the April Bonds; (ii) the July Bonds, the Republic entered into the registration rights agreement dated as of June 30, 2016 (the “June Registration Rights Agreement”), among the Republic, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, as representatives of the initial purchasers in the offering of the July Bonds; and (iii) the January Bonds, the Republic entered into the registration rights agreement dated as of January 19, 2017 (the “January Registration Rights Agreement,” and together with the April Registration Rights Agreement and the June Registration Rights Agreement, the “Registration Rights Agreements”), among the Republic, BBVA Securities Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC and Santander Investment Securities Inc., as representatives of the initial purchasers in the offering of the January Bonds.

The offers relate to the exchange of up to (i) U.S.$2,750,000,000 of the Republic’s registered New 2019 Bonds for an equal aggregate principal amount of 2019 Bonds; (ii) U.S.$4,500,000,000 of the Republic’s registered New 2021 Bonds for an equal aggregate principal amount of 2021 Bonds; (iii) U.S.$6,500,000,000 of the Republic’s registered New 2026 Bonds for an equal aggregate principal amount of 2026 Bonds; (iv) U.S.$2,750,000,000 of the Republic’s registered New 2046 Bonds for an equal aggregate principal amount of 2046 Bonds; (v) U.S.$1,000,000,000 of the Republic’s registered New 2028 Bonds for an equal aggregate principal amount of 2028 Bonds; (vi) U.S.$1,750,000,000 of the Republic’s registered New 2036 Bonds for an equal aggregate principal amount of 2036 Bonds; (vii) U.S.$ 3,250,000,000 of the Republic’s registered

New 2022 Bonds for an equal aggregate principal amount of 2022 Bonds; and (viii) U.S.$ 3,750,000,000 of the Republic’s registered New 2027 Bonds for an equal aggregate principal amount of 2027 Bonds.

CUSIP Nos. of Bonds	ISIN Nos. of Bonds	Bonds	Corresponding New Bonds which have been registered under the Securities Act	CUSIP Nos. of New Bonds	ISIN Nos. of New Bonds
Rule 144A 040114 GZ7 Regulation S P04808 AG9	Rule 144A US040114GZ77 Regulation S USP04808AG92	U.S.$2,750,000,000 6.250% Bonds Due 2019	Up to U.S.$2,750,000,000 6.250% Bonds Due 2019	040114 HB9	US040114HB90
Rule 144A 040114 GQ7 Regulation S P04808 AA2	Rule 144A US040114GQ78 Regulation S USP04808AA23	U.S.$4,500,000,000 6.875% Bonds Due 2021	Up to U.S.$4,500,000,000 6.875% Bonds Due 2021	040114 GW4	US040114GW47
Rule 144A 040114 GS3 Regulation S P04808 AC8	Rule 144A US040114GS35 Regulation S USP04808AC88	U.S.$6,500,000,000 7.500% Bonds Due 2026	Up to U.S.$6,500,000,000 7.500% Bonds Due 2026	040114 GX2	US040114GX20
Rule 144A 040114 GU8 Regulation S P04808 AE4	Rule 144A US040114GU80 Regulation S USP04808AE45	U.S.$2,750,000,000 7.625% Bonds Due 2046	Up to U.S.$2,750,000,000 7.625% Bonds Due 2046	040114 GY0	US040114GY03
Rule 144A 040114 HD5 Regulation S P04808 AJ3	Rule 144A US040114HD56 Regulation S USP04808AJ32	U.S.$1,000,000,000 6.625% Bonds Due 2028	Up to U.S.$1,000,000,000 6.625% Bonds Due 2028	040114 HF0	US040114HF05
Rule 144A 040114 HE3 Regulation S P04808 AK0	Rule 144A US040114HE30 Regulation S USP04808AK05	U.S.$1,750,000,000 7.125% Bonds Due 2036	Up to U.S.$1,750,000,000 7.125% Bonds Due 2036	040114 HG8	US040114HG87
Rule 144A 040114 HH6 Regulation S P04808 AL8	Rule 144A US040114HH60 Regulation S USP04808AL87	U.S.$ 3,250,000,000 5.625% Bonds Due 2022	Up to U.S.$ 3,250,000,000 5.625% Bonds Due 2022	040114 HK9	US040114HK99
Rule 144A 040114 HJ2 Regulation S P04808 AM6	Rule 144A US040114HJ27 Regulation S USP04808AM60	U.S.$ 3,750,000,000 6.875% Bonds Due 2027	Up to U.S.$ 3,750,000,000 6.875% Bonds Due 2027	040114 HL7	US040114HL72

The New Bonds will be the Republic’s obligations and are entitled to the benefits of the Indenture described in “Description of the New Bonds.”

The following is a summary of the April Registration Rights Agreement, the June Registration Rights Agreement and the January Registration Rights Agreement.

Terms of the Offers

The April Registration Rights Agreement requires the Republic to use its best efforts to cause to be filed a registration statement, of which this prospectus is a part, for registered offers relating to an issue of registered New 2019 Bonds, New 2021 Bonds, New 2026 Bonds and New 2046 Bonds, identical in all material respects to the outstanding 2019 Bonds, 2021 Bonds, 2026 Bonds and 2046 Bonds, respectively, except for the transfer restrictions and the registration rights relating to the 2019 Bonds, 2021 Bonds, 2026 Bonds and 2046 Bonds.

The June Registration Rights Agreement requires the Republic to use its best efforts to cause to be filed a registration statement, of which this prospectus is a part, for registered offers relating to an issue of registered New 2028 Bonds and New 2036 Bonds identical in all material respects to the outstanding 2028 Bonds and 2036 Bonds, respectively, except for the transfer restrictions and the registration rights relating to the 2028 Bonds and 2036 Bonds.

The January Registration Rights Agreement requires the Republic to use its best efforts to cause to be filed a registration statement, of which this prospectus is a part, for registered offers relating to an issue of registered New 2022 Bonds and New 2027 Bonds identical in all material respects to the outstanding 2022 Bonds and 2027 Bonds, respectively, except for the transfer restrictions and the registration rights relating to the 2022 Bonds and 2027 Bonds.

Under the Registration Rights Agreements, the Republic is required to:

•	prepare and file with the SEC a registration statement with respect to the offers, which shall comply as to form in all material respects with the requirements of Schedule B;

•	use its best efforts to cause the offers registration statement to be declared and remain effective under the Securities Act until 120 days after the last date of acceptance for exchange;

•	commence the offers promptly, after the registration statement has been declared effective by the SEC, by mailing or making available the related prospectus and other accompanying documents to each holder of Bonds; and

•	keep the offers open for not less than 20 business days after notice of the offers is given to each holder of Bonds and not more than 60 business days after the date in which the registration statement became effective.

The Registration Rights Agreements require that if:

•	because of any change in law or applicable interpretations thereof by the SEC’s staff, the Republic is not permitted to effect the offers;

•	the offers are not for any other reason consummated by April 22, 2017 with respect to the April Bonds, or July 6, 2017 with respect to the July Bonds, or January 26, 2018 with respect to the January Bonds; or

•	upon receipt of a written request from any of the initial purchasers (under the Registration Rights Agreements) representing that it holds Bonds that are or were ineligible to be exchanged in the offers, then, in any such case, the Republic will use its best efforts to cause to be filed as soon as practicable a shelf registration statement with the SEC covering resales of the Bonds by holders who satisfy the condition relating to the provision of information in connection with the shelf registration statement, and to have the shelf registration statement declared effective by the SEC.

The Republic will accept for exchange all Bonds validly tendered, and not withdrawn, prior to 5:00 p.m., New York City time, on the expiration date. The Republic will issue New Bonds for an equal principal amount of Bonds accepted in the offers. Holders of April Bonds and July Bonds may tender their bonds only in a principal amount of U.S.$150,000 and integral multiples of U.S. $1,000 in excess thereof. Holders of January Bonds may tender their bonds only in a principal amount of U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof. This prospectus is being sent to all record holders of Bonds as of                     , 2017. The offers are not conditioned upon the tender of any minimum principal amount of Bonds. The Republic’s obligation to accept Bonds for exchange is, however, subject to the conditions as set forth under “—Conditions.”

Bonds will be deemed accepted when, as and if the Republic has given written notice of acceptance to the agent.

The agent will act on behalf and for the exclusive benefit of the tendering holders for the limited purposes of (i) receiving and holding, solely for the tendering holders’ benefit and on the tendering holders’ behalf, the tendered Bonds; (ii) receiving the relevant New Bonds and delivering them to the tendering holder in exchange for the tendering holders’ Bonds accepted by the Republic for exchange and cancellation; and (iii) holding the relevant New Bonds for the exclusive benefit of the tendering holder and the Republic shall have no interest whatsoever, including any reversionary interest, in such New Bonds.

Holders who do not tender their Bonds before the expiration of the offers will not be entitled to exchange their untendered Bonds for New Bonds. Holders of Bonds will not be able to offer or sell their Bonds, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws, unless the Bonds are subsequently registered under the Securities Act. Subject to limited exceptions, the Republic will have no obligation to register the untendered Bonds.

Resale of New Bonds

Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to other issuers, the Republic believes that the New Bonds issued in the offers may be offered for resale, resold or otherwise transferred by each holder without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	the holder is not a broker-dealer who acquires the Bonds directly from the Republic for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act;

•	the holder is not an “affiliate” of the Republic, as that term is defined in Rule 405 under the Securities Act; and

•	the New Bonds are acquired in the ordinary course of the holder’s business and the holder is not engaged in, and does not intend to engage in, a distribution of the New Bonds and has no arrangement or understanding with any person to participate in a distribution of the New Bonds.

If a holder of Bonds is engaged in or intends to engage in a distribution of the New Bonds or has any arrangement or understanding with respect to the distribution of the New Bonds to be acquired pursuant to the offer, the holder may not rely on the applicable interpretations of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. Each broker-dealer that receives New Bonds for its own account in the offer must acknowledge that it will deliver a prospectus in connection with any resale of these New Bonds. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Bonds received in exchange for Bonds where such Bonds were acquired by the broker-dealer as a result of market-making activities or other trading activities.

Holders’ Deemed Representations, Warranties and Undertakings

By tendering its Bonds pursuant to the terms of the offers, each holder is deemed to make certain acknowledgments, representations, warranties and undertakings to the Republic and the agent, including that, as of the time of its tender and on the settlement date:

•	it has received the prospectus;

•

the agent will act on behalf and for the exclusive benefit of the tendering holders for the limited purposes of (i) receiving and holding, solely for the tendering holders’ benefit and on the tendering holders’ behalf, the tendered Bonds; (ii) receiving the relevant New Bonds and delivering them to the tendering holder in exchange for the tendering holders’ Bonds accepted by the Republic for exchange and cancellation; and (iii) holding the relevant New Bonds for the exclusive benefit of the tendering holder and the Republic shall have no interest whatsoever, including any reversionary interest, in such New Bonds;

•	it is instructing the agent to cause the trustee to simultaneously cancel the tendered bonds, upon the Republic’s acceptance of the tender;

•	any New Bonds you receive in exchange for Bonds tendered by you in the offers will be acquired in the ordinary course of business by you;

•	it owns, or have confirmed that the party on whose behalf it is acting owns, the Bonds being offered, and have the full power and authority to offer for exchange the Bonds offered by it, and that if the same are accepted for exchange by the Republic pursuant to the offers, the Republic will acquire good and marketable title thereto on the settlement date, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind;

•	if it or any such other holder of Bonds is not a broker-dealer, neither it nor such other person is engaged in, or intends to engage in, a distribution of the New Bonds;

•	neither it nor any person who will receive the New Bonds has any arrangement or understanding with any person to participate in a distribution of the New Bonds;

•	it is not an “affiliate” of the Republic, as that term is defined in Rule 405 of the Securities Act;

•	if it or any such other holder of Bonds is a broker-dealer, it will receive New Bonds for its own account in exchange for Bonds that were acquired by it as a result of market-making activities or other trading activities and acknowledge that it will deliver a prospectus in connection with any resale of such New Bonds. However, by so acknowledging and by delivering a prospectus, it or such other person will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act;

•	the offers are being made in reliance upon existing interpretations by the staff of the SEC set forth in interpretive letters issued to parties unrelated to the Republic that the New Bonds issued in exchange for the Bonds pursuant to the offers may be offered for sale, resold and otherwise transferred by holders thereof (other than any such holder that is an “affiliate” of the issuer or any of the guarantors within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Bonds are acquired in the ordinary course of such holder’s business and such holder has no arrangement or understanding with any person to participate in the distribution of such New Bonds;

•	it acknowledges that its offer constitutes an irrevocable offer to tender the Bonds specified therein for New Bonds, on the terms and subject to the conditions of the offers (and subject to the Republic’s right to terminate or amend the offers and to the holder’s right to withdraw its acceptance prior to 5:00 p.m., New York City time, on the expiration date, in either case in the manner specified in this prospectus);

•	all questions as to the form of all documents and the validity (including time of receipt) and acceptance of tenders will be determined by the Republic, in its sole discretion, which determination shall be final and binding;

•	it will, upon request, execute and deliver any additional documents deemed by the agent or the issuer to be necessary or desirable to complete such exchange;

•

(a) if its Bonds are held through an account at DTC, it has (1) delivered its Bonds by book-entry transfer to the account maintained by the agent at the book-entry transfer facility maintained by DTC and (2) it has transmitted, by means of an agent’s message, your confirmation of your appointment of the agent as your agent for the limited purposes described in the prospectus and your acceptance of the offers to DTC electronically through DTC’s ATOP system in accordance with DTC’s normal procedures; or (b) if its Bonds are held through an account at Euroclear or Clearstream Banking, société anonyme (Clearstream, Luxembourg), it has delivered or caused to be delivered instructions to Euroclear or Clearstream, Luxembourg, as the case may be, in accordance with their normal procedures, to take the steps referred to in clause (a) above with respect to its Bonds; and

•	it authorizes the agent, DTC, Euroclear and/or Clearstream, Luxembourg, as the case may be, to take those actions specified in this prospectus with respect to the Bonds that are the subject of the offers.

Expiration Date; Extensions; Amendments; Termination

The term “expiration date” means                 , 2017, 5:00 p.m., New York City time, unless the offers is extended, in which case the term “expiration date” shall mean the latest date to which the offers is extended.

In order to extend the expiration date, the Republic will notify the agent of any extension by written notice and may notify the holders of the Bonds by mailing an announcement or by means of a press release or other public announcement prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion, to:

•	delay accepting Bonds tendered by extending the offers,

•	extend or terminate the offers, and

•	amend the terms of the offers in any manner.

If the Republic makes any material change to terms of the offers, the offers shall remain open for a minimum of an additional five business days if the offers would otherwise expire during that period. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by written notice of the delay to the agent. If the Republic amends the offers in a manner that constitutes a material change, the Republic will promptly disclose the amendment in a manner reasonably calculated to inform the holders of the Bonds of the amendment, including by providing public announcement or giving oral or written notice to the holders of the Bonds. A material change in the terms of the offers could include, among other things, a change in the timing of the offers, a change in the agent, and other similar changes in the terms of the offers.

Without limiting the manner in which the Republic may choose to make a public announcement of any delay, extension, amendment or termination of the offers, the Republic will have no obligation to publish, advertise, or otherwise communicate any such public announcement.

Interest on the New Bonds

•	Interest on the New 2019 Bonds will be payable semiannually on April 22 and October 22 of each year at the rate of 6.250% per annum. Interest on the New 2019 Bonds will accrue from the last interest payment date on which interest was paid on the 2019 Bonds.

•	Interest on the New 2021 Bonds will be payable semiannually on April 22 and October 22 of each year at the rate of 6.875% per annum. Interest on the New 2021 Bonds will accrue from the last interest payment date on which interest was paid on the 2021 Bonds.

•	Interest on the New 2026 Bonds will be payable semiannually on April 22 and October 22 of each year at the rate of 7.500% per annum. Interest on the New 2026 Bonds will accrue from the last interest payment date on which interest was paid on the 2026 Bonds.

•	Interest on the New 2046 Bonds will be payable semiannually on April 22 and October 22 of each year at the rate of 7.625% per annum. Interest on the New 2046 Bonds will accrue from the last interest payment date on which interest was paid on the 2046 Bonds.

•	Interest on the New 2028 Bonds will be payable semiannually on January 6 and July 6 of each year at the rate of 6.625% per annum. Interest on the New 2028 Bonds will accrue from the last interest payment date on which interest was paid on the 2028 Bonds.

•	Interest on the New 2036 Bonds will be payable semiannually on January 6 and July 6 of each year at the rate of 7.125% per annum. Interest on the New 2036 Bonds will accrue from the last interest payment date on which interest was paid on the 2036 Bonds.

•	Interest on the New 2022 Bonds will be payable semiannually on January 26 and July 26 of each year, at a rate of 5.625% per annum. Interest on the New 2022 Bonds will accrue from the last interest payment date on which interest was paid on the 2022 Bonds.

•	Interest on New 2027 Bonds will be payable on January 26 and July 26 of each year at a rate of 6.875% per annum. Interest on the New 2027 Bonds will accrue from the last interest payment date on which interest was paid on the 2027 Bonds.

Holders whose tendered Bonds are accepted will be deemed to have waived the right to receive any payment in respect of interest on the Bonds accrued from the most recent interest payment date under such Bonds until the date of the issuance of the New Bonds. Consequently, holders who exchange their Bonds for New Bonds will receive the same interest payment that they would have received had they not accepted the offers.

The first interest payment date with respect to (i) the New April Bonds will be April 22, 2017, (ii) the New July Bonds will be July 6, 2017 and (iii) the New January Bonds will be July 26, 2017.

Procedures for Tendering

Bonds can only be tendered by a financial institution that is a participant in the book-entry transfer system of DTC. All of the Bonds are issued in the form of global securities that trade in the book-entry systems of DTC, Euroclear and Clearstream, Luxembourg.

If you are a DTC participant and you wish to tender your Bonds in the offers, you must:

1.	transmit your Bonds by book-entry transfer to the account maintained by the agent at the book-entry transfer facility system maintained by DTC before 5:00 p.m., New York City time, on the expiration date; and

2.	acknowledge and agree to be bound by the terms set forth under “—Holders’ Deemed Representations, Warranties and Undertakings” through the electronic transmission of an agent’s message via DTC’s ATOP system.

The term “agent’s message” means a computer-generated message that DTC’s book-entry transfer facility has transmitted to the agent and that the agent has received. The agent’s message forms part of a book-entry transfer confirmation, which states that DTC has received an express acknowledgment from you as the participating holder tendering Bonds. The Republic may enforce this agreement against you.

If you are not a direct participant in DTC and hold your Bonds through a DTC participant or the facilities of Euroclear or Clearstream, Luxembourg, you or the custodian through which you hold your Bonds must submit, in accordance with the procedures of DTC, Euroclear or Clearstream, Luxembourg computerized instructions to DTC, Euroclear or Clearstream, Luxembourg to transfer your Bonds to the agent’s account at DTC and make, on your behalf, the acknowledgments, representations, warranties and undertakings set forth under “—Holders’ Deemed Representations, Warranties and Undertakings” through the electronic submission of an agent’s message via DTC’s ATOP system.

You must be sure to take these steps sufficiently in advance of the expiration date to allow enough time for any DTC participant or custodian through which you hold your Bonds, Euroclear or Clearstream, Luxembourg, as applicable, to arrange for the timely electronic delivery of your Bonds and submission of an agent’s message through DTC’s ATOP system.

Delivery of instructions to Euroclear or Clearstream, Luxembourg does not constitute delivery to the agent through DTC’s ATOP system. You may not send any Bonds or other documents to the Republic.

If you are a beneficial owner whose Bonds are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender Bonds in the offers, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf.

Your tender of Bonds and the Republic’s acceptance of them as part of the offers will constitute an agreement between you and the Republic under which both of you accept the terms and conditions contained in this prospectus.

Pending cancellation of the Bonds that have been transferred to the agents’ account at the book-entry transfer facility system maintained by DTC, the Bonds will be held for your exclusive benefit and the Republic shall have no interest whatsoever in such Bonds.

The Republic will determine in its sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance and withdrawal of Bonds tendered for exchange, and our determinations will be final and binding. The Republic reserves the absolute right to reject any and all Bonds that are not properly tendered or any Bonds which the Republic cannot, in the Republic’s opinion or that of the Republic’s counsel, lawfully accept. The Republic also reserves the absolute right to waive any defects or irregularities or conditions of the offers as to particular Bonds or particular holders of Bonds either before or after the expiration date.

The Republic’s interpretation of the terms and conditions of the offers will be final and binding on all parties. Unless the Republic waive them, any defects or irregularities in connection with tenders of Bonds for exchange must be cured within a period of time that the Republic will determine. While the Republic will use reasonable efforts to notify holders of defects or irregularities with respect to tenders of Bonds for exchange, the Republic will not incur any liability for failure to give notification. The Republic will not consider Bonds to have been tendered until any defects or irregularities have been cured or waived.

Validity, Form, Eligibility and Acceptance of Tendered Bonds

All questions as to the validity, form, eligibility, time of receipt, acceptance and withdrawal of tendered Bonds will be determined by the Republic in its sole discretion, which determination will be final and binding. The Republic reserves the absolute right to reject any and all Bonds not properly tendered or any Bonds which, if accepted, would, in the opinion of the Republic or its counsel, be unlawful. The Republic also reserves the right to waive any conditions of the offers or irregularities or defects in tender as to particular Bonds. The Republic’s interpretation of the terms and conditions of the offers will be final and binding on all parties.

Unless waived, any defects or irregularities in connection with tenders of Bonds must be cured within such time as the Republic shall determine. None of the Republic, the agent or any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Bonds, nor shall any of them incur any liability for failure to give such notification. Tenders of Bonds will not be deemed to have been made until such irregularities have been cured or waived. Any Bonds received by the agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the agent to the tendering holders of those Bonds as soon as practicable following the expiration date. Any Bonds held in the agents’ account at the book-entry transfer facility system maintained by DTC will be held for the exclusive benefit of the tendering holder and the Republic shall have no interest whatsoever in such Bonds.

In addition, the Republic reserves the right in its sole discretion, subject to the provisions of the Indenture relating to the Bonds and the New Bonds, to:

•	purchase or make offers for any Bonds that remain outstanding subsequent to the expiration date or, terminate the offers in accordance with the terms of the Registration Rights Agreements; and

•	to the extent permitted by applicable law, purchase Bonds in the open market, in privately negotiated transactions or otherwise.

The terms of any such purchases or offers could differ from the terms of the offers.

Withdrawal of Tenders

Unless the Republic has already accepted the Bonds under the offers, each holder may withdraw its tendered Bonds at any time before 5:00 p.m., New York City time, on the scheduled expiration date. The Republic may extend the expiration date without extending withdrawal rights.

For a withdrawal to be effective, the agent must receive a written notice through the electronic submission of an agent’s message through, and in accordance with, the withdrawal procedures applicable to DTC’s ATOP system, before the Republic has accepted the Bonds for exchange and before 5:00 p.m., New York City time, on the expiration date. Notices of withdrawal must:

1.	specify the name of the person who deposited the Bonds to be withdrawn;

2.	identify the series of Bonds to be withdrawn, including the principal amount of such Bonds; and

3.	be signed electronically by the holder in the same manner as the original signature by which the holder tendered the Bonds.

The Republic will determine in its sole discretion all questions relating to the validity, form, eligibility and time of receipt of withdrawal notices. The Republic will consider Bonds that are properly withdrawn as not validly tendered for exchange for purposes of the offers. Any Bonds that are tendered for exchange but are withdrawn will be returned to their holder, without cost, as soon as practicable after their valid withdrawal. Any Bonds held in the agents’ account at the book-entry transfer facility system maintained by DTC will be held for the exclusive benefit of the tendering holder and the Republic shall have no interest whatsoever in such Bonds. Each holder may retender any Bonds that have been properly withdrawn at any time on or before the expiration date by following the procedures described under “—Procedures for Tendering” above.

If you are not a direct participant in DTC, you must, in accordance with the rules of the DTC participant who holds your securities, arrange for a direct participant in DTC to submit your written notice of withdrawal to DTC electronically.

Acceptance of Bonds for Exchange; Delivery of New Bonds

After all of the conditions to the offers have been satisfied or waived, any and all Bonds properly tendered, and not properly withdrawn, will be accepted, promptly after the expiration date, and the New Bonds will be issued promptly after acceptance of the Bonds. For purposes of the offers, Bonds shall be deemed to have been accepted as validly tendered for exchange when and if the Republic has given written notice thereof to the agent.

In all cases, issuance of New Bonds for Bonds that are accepted for exchange pursuant to the offers will be made only after the agent’s timely receipt of:

•	a timely confirmation of a book-entry transfer of Bonds into the agent’s account at DTC;

•	an agent’s message transmitted through DTC’s ATOP system in which the tendering holder acknowledges and agrees to be bound by the terms set forth under “—Holders’ Deemed Representations, Warranties and Undertakings.”

If any tendered Bonds are not accepted for any reason set forth in the terms and conditions of the offers, the unaccepted or non-exchanged Bonds will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the offers. In the case of Bonds tendered by the book-entry transfer procedures described above, the non-exchanged Bonds will be credited to an account maintained with DTC. Any Bonds held in the agents’ account at the book-entry transfer facility system maintained by DTC will be held for the exclusive benefit of the tendering holder and the Republic shall have no interest whatsoever in such Bonds.

Conditions

Notwithstanding any other term of the offers, under certain circumstances we are not required to accept Bonds for exchange or issue New Bonds in exchange for them. Bonds will not be accepted for exchange, nor will New Bonds be issued in exchange for any Bonds, and the Republic may terminate or amend the offers as provided herein before accepting any Bonds, if:

•	because of any change in applicable law, or interpretations of applicable law, the Republic determines that it is not permitted to effect any of the offers;

•	an action is proceeding or threatened that would materially impair the Republic’s ability to proceed with any of the offers; or

•	not all government approvals that the Republic deems necessary for the consummation of any of the offers have been received.

The Republic has no obligation to, and will not knowingly, permit acceptance of tenders of Bonds:

•	from holders who do not instruct the agent to cause the trustee to simultaneously cancel the tendered bonds, upon the Republic’s acceptance of the tender;

•	from “affiliates” of the Republic, as that term is defined in Rule 405 under the Securities Act;

•	from any other holder or holders who are not eligible to participate in the offers under applicable law or interpretations by the SEC; or

•	if the New Bonds to be received by any holder or holders of Bonds in the offers will, upon receipt, not be tradable by that holder without restriction under the Securities Act and the Exchange Act and without material restrictions under the “blue sky” or securities laws of substantially all the states of the United States.

Agent

The Bank of New York Mellon has been appointed as agent for the offers. Questions and requests for assistance and requests for additional copies of this prospectus and other related documents should be directed to the agent.

Fees and Expenses

The Republic will bear certain expenses incidental to consummating the offers and complying with the Registration Rights Agreements. It will not pay any broker-dealer commissions or concessions

Transfer Taxes

The Republic will pay all transfer taxes incurred by you as a holder tendering your Bonds for exchange under the offers. However, you will be responsible for paying any applicable transfer taxes on those transactions if:

•	you instruct the trustee to register the New Bonds in someone else’s name; or

•	you request that the agent return untendered or withdrawn Bonds or Bonds not accepted in the offers to someone else.

DESCRIPTION OF THE NEW BONDS

This section of this prospectus is only a summary of the material provisions of the New Bonds and the Indenture and it does not contain all of the information that may be important to you as a potential investor in the New Bonds. The Republic urges you to read the Indenture for a complete description of its obligations and your rights as a holder of the New Bonds. Copies of the Indenture are available free of charge at the offices of the trustee and the Luxembourg listing agent.

The New Bonds will be issued in six series pursuant to the Indenture between the Republic and The Bank of New York Mellon, as trustee.

General Terms of the New Bonds

Basic Terms of the New Bonds

The New Bonds will:

•	be direct, general, unconditional and unsubordinated obligations of the Republic, for which the full faith and credit of the Republic is pledged;

•	not be redeemable before maturity at the option of the Republic or repayable at the option of the holder and not be entitled to the benefit of any sinking fund. The Republic may at any time, however, purchase any series of the New Bonds and hold or resell them or surrender them to the trustee for cancellation;

•	be represented by one or more registered notes in global form (see “Global Bonds”);

•	be eligible for settlement in DTC, Euroclear and Clearstream;

•	contain “collective action clauses” under which the Republic may amend certain key terms of each series of New Bonds, including the maturity date, interest rate and other terms, with the consent of less than all of the holders of such series of New Bonds; and

•	pay all amounts due in respect of principal or interest in U.S. dollars.

New 2019 Bonds will:

•	be initially issued in an aggregate principal amount of up to U.S.$2,750,000,000;

•	be issued in minimum denominations of U.S.$150,000 and integral multiples of U.S.$1,000 in excess thereof;

•	pay principal on April 22, 2019; and

•	mature on April 22, 2019.

Interest on New 2019 Bonds will:

•	accrue at the rate of 6.250% per annum;

•	accrue from the most recent interest payment date on which interest has been paid on the 2019 Bonds;

•	be payable semi-annually in arrears on April 22 and October 22 of each year, beginning on April 22, 2017, to persons in whose names the New 2019 Bonds are registered at the close of business on April 7 and October 7 of each year, respectively; and

•	be computed on the basis of a 360-day year comprised of twelve 30-day months, and in the case of an incomplete month, the number of days elapsed.

New 2021 Bonds will:

•	be initially issued in an aggregate principal amount of up to U.S.$4,500,000,000;

•	be issued in minimum denominations of U.S.$150,000 and integral multiples of U.S.$1,000 in excess thereof;

•	pay principal on April 22, 2021; and

•	mature on April 22, 2021.

Interest on New 2021 Bonds will:

•	accrue at the rate of 6.875% per annum;

•	accrue from the most recent interest payment date on which interest has been paid on the 2021 Bonds;

•	be payable semi-annually in arrears on April 22 and October 22 of each year, beginning on April 22, 2017, to persons in whose names the New 2021 Bonds are registered at the close of business on April 7 and October 7 of each year, respectively; and

•	be computed on the basis of a 360-day year comprised of twelve 30-day months, and in the case of an incomplete month, the number of days elapsed.

New 2022 Bonds will:

•	be initially issued in an aggregate principal amount of up to U.S.$ 3,250,000,000;

•	be issued in minimum denominations of U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof;

•	pay principal on January 26, 2022; and

•	mature on January 26, 2022.

Interest on New 2022 Bonds will:

•	accrue at the rate of 5.625% per annum;

•	accrue from January 26, 2017, the most recent interest payment date on which interest has been paid on the 2022 Bonds;

•	be payable semi-annually in arrears on January 26 and July 26 of each year, beginning on July 26, 2017, to persons in whose names the New 2022 Bonds are registered at the close of business on January 25 and July 25 of each year, respectively; and

•	be computed on the basis of a 360-day year comprised of twelve 30-day months, and in the case of an incomplete month, the number of days elapsed.

New 2026 Bonds will:

•	be initially issued in an aggregate principal amount of up to U.S.$6,500,000,000;

•	be issued in minimum denominations of U.S.$150,000 and integral multiples of U.S.$1,000 in excess thereof;

•	pay principal on April 22, 2026; and

•	mature on April 22, 2026.

Interest on New 2026 Bonds will:

•	accrue at the rate of 7.500% per annum;

•	accrue from the most recent interest payment date on which interest has been paid on the 2026 Bonds;

•	be payable semi-annually in arrears on April 22 and October 22 of each year, beginning on April 22, 2017, to persons in whose names the New 2026 Bonds are registered at the close of business on April 7 and October 7 of each year, respectively; and

•	be computed on the basis of a 360-day year comprised of twelve 30-day months and, in the case of an incomplete month, the number of days elapsed.

New 2027 Bonds will:

•	be initially issued in an aggregate principal amount of up to U.S.$3,750,000,000;

•	be issued in minimum denominations of U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof;

•	pay principal on January 26, 2027; and

•	mature on January 26, 2027.

Interest on New 2027 Bonds will:

•	accrue at the rate of 6.875% per annum;

•	accrue from January 26, 2017, the most recent interest payment date on which interest has been paid on the 2027 Bonds;

•	be payable semi-annually in arrears on January 26 and July 26 of each year, beginning on July 26, 2017, to persons in whose names the New 2022 Bonds are registered at the close of business on January 25 and July 25 of each year, respectively; and

•	be computed on the basis of a 360-day year comprised of twelve 30-day months, and in the case of an incomplete month, the number of days elapsed.

New 2046 Bonds will:

•	be initially issued in an aggregate principal amount of up to U.S.$2,750,000,000;

•	be issued in minimum denominations of U.S.$150,000 and integral multiples of U.S.$1,000 in excess thereof;

•	pay principal on April 22, 2046; and

•	mature on April 22, 2046.

Interest on New 2046 Bonds will:

•	accrue at the rate of 7.625% per annum;

•	accrue from the most recent interest payment date on which interest has been paid on the 2046 Bonds;

•	be payable semi-annually in arrears on April 22 and October 22 of each year, beginning on April 22, 2017, to persons in whose names the New 2046 Bonds are registered at the close of business on April 7 and October 7 of each year, respectively; and

•	be computed on the basis of a 360-day year comprised of twelve 30-day months, and in the case of an incomplete month, the number of days elapsed.

The New 2028 Bonds will:

•	be initially issued in an aggregate principal amount of up to U.S.$1,000,000,000;

•	be issued in minimum denominations of U.S.$150,000 and integral multiples of U.S.$1,000 in excess thereof;

•	pay principal on July 6, 2028;

•	mature on July 6, 2028.

Interest on the New 2028 Bonds will:

•	accrue at the rate of 6.625% per annum;

•	accrue from the most recent interest payment date on which interest has been paid on the 2028 Bonds;

•	be payable semi-annually in arrears on January 6 and July 6 of each year, beginning on January 6, 2017, to persons in whose names the New 2028 Bonds are registered at the close of business on January 5 and July 5 of each year, respectively; and

•	be computed on the basis of a 360-day year comprised of twelve 30-day months, and in the case of an incomplete month, the number of days elapsed.

The New 2036 Bonds will:

•	be initially issued in an aggregate principal amount of up to U.S.$1,750,000,000;

•	be issued in minimum denominations of U.S.$150,000 and integral multiples of U.S.$1,000 in excess thereof;

•	pay principal on July 6, 2036;

•	mature on July 6, 2036.

Interest on the 2036 Bonds will:

•	accrue at the rate of 7.125% per annum;

•	accrue from the most recent interest payment date on which interest has been paid on the 2036 Bonds;

•	be payable semi-annually in arrears on January 6 and July 6 of each year, beginning on January 6, 2017, to persons in whose names the New 2036 Bonds are registered at the close of business on January 5 and July 5 of each year, respectively; and

•	be computed on the basis of a 360-day year comprised of twelve 30-day months, and in the case of an incomplete month, the number of days elapsed.

Status

The New Bonds will constitute direct, general, unconditional and unsubordinated obligations of the Republic, for which the full faith and credit of the Republic is pledged. The New Bonds rank and will rank without any preference among themselves and equally with all other unsubordinated public external indebtedness (as defined below) of the Republic. It is understood that this provision will not be construed so as to require the Republic to make payments under any series of the New Bonds ratably with payments being made under any other public external indebtedness.

For this purpose:

•

“public external indebtedness” means any external indebtedness of, or guaranteed by, the Republic which (i) is publicly offered or privately placed in securities markets, (ii) is in the form of, or represented by, bonds, notes or other securities or any guarantees thereof and (iii) is, or was intended at the time of issue to be, quoted, listed or traded on any stock exchange, automated trading system or over-the-counter securities market (including securities eligible for sale pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), or any successor law or regulation of similar effect).

•	“external indebtedness” means obligations for borrowed money or evidenced by securities, debentures, notes or other similar instruments payable by their terms, or which at the option of the holder thereof may be payable, in a currency other than the lawful currency of the Republic, provided that (i) no domestic foreign currency indebtedness, as defined below, and (ii) no other indebtedness governed by the laws of the Republic and originally settled in Argentina shall constitute external indebtedness.

•	“domestic foreign currency indebtedness” means (i) the following indebtedness to the extent not redenominated into pesos pursuant to Argentine law and thereby converted into domestic indebtedness, in each case as amended from time to time: (a) Bonos del Tesoro issued under Decree No. 1527/91 and Decree No. 1730/91, (b) Bonos de Consolidación issued under Law No. 23,982 and Decree No. 2140/91, (c) Bonos de Consolidación de Deudas Previsionales issued under Law No. 23,982 and Decree No. 2140/91, (d) Bonos de la Tesorería a 10 Años de Plazo issued under Decree No. 211/92 and Decree No. 526/92, (e) Bonos de la Tesorería a 5 Años de Plazo issued under Decree No. 211/92 and Decree No. 526/92, (f) Ferrobonos issued under Decree No. 52/92 and Decree No. 526/92, (g) Bonos de Consolidación de Regalías Hidrocarburíferas a 16 Años de Plazo issued under Decree No. 2284/92 and Decree No. 54/93, (h) Letras de Tesorería en Dólares Estadounidenses issued under the Republic’s annual budget laws, including those Letras de Tesorería issued under Law No. 24,156 and Decree No. 340/96, (i) Bonos de Consolidación issued under Law No. 24,411 and Decree No. 726/97, (j) Bonos Externos de la República Argentina issued under Law No. 19,686 enacted on June 15, 1972, (k) Bonos del Tesoro a Mediano Plazo en Dólares Estadounidenses issued under Law No. 24,156 and Decree No. 340/96, (l) Bonos del Gobierno Nacional en Dólares Estadounidenses issued under Decree No. 905/2002, Decree No. 1836/2002 and Decree No. 739/2003, (m) Bonos del Gobierno Nacional en Dólares Estadounidenses issued under Resolution of the Secretary of Treasury and Finance No. 240/2005 and 85/2005, (n) Bonos de la Nación Argentina en Dólares Estadounidenses issued under Resolution of the Secretary of Treasury and Finance No. 88/2006 and 18/2006, (o) Bonos de la Nación Argentina en Dólares Estadounidenses issued under Resolution of the Secretary of Treasury and Finance No. 230/2006 and 64/2006, (p) Bonos de la Nación Argentina en Dólares Estadounidenses issued under Resolution of the Secretary of Treasury and Finance No. 100/2007 and 24/2007, (q) Bonos de la Nación Argentina en Dólares Estadounidenses issued under Resolution of the Secretary of Treasury and Finance No. 424/2011 and 132/2011 and (r) any other indebtedness issued on or prior to April 22, 2016 governed by the laws of the Republic; (ii) any indebtedness issued on or prior to April 22, 2016 in exchange, or as replacement, for the indebtedness referred to in (i) above, in each case as amended from time to time; and (iii) any other indebtedness having the same terms and conditions as any of the indebtedness referred to in (i) and (ii) above in all respects except for issue date, issue price and the first interest payment thereon.

Payment of Principal and Interest

The trustee will make payments to the registered holders of the New Bonds.

While the New Bonds are held in global form, holders of beneficial interests in the New Bonds will be paid in accordance with the procedures of the relevant clearing system and its direct participants, if applicable. Neither the Republic nor the trustee shall have any responsibility or liability for any aspect of the records of, or payments made by, the relevant clearing system or its nominee or direct participants, or any failure on the part of the relevant clearing system or its direct participants in making payments to holders of the New Bonds from the funds they receive.

For purposes of this section, “Business Day” means any day except Saturday, Sunday or any other day on which commercial banks in New York City or in the City of Buenos Aires (or in the city where the relevant paying or transfer agent is located) are authorized or obligated by law, regulation, or executive order to be closed. In any case where the date of payment of the principal, interest or premium, if any, on the New Bonds is not a Business Day, then such payment will be made on the next succeeding Business Day, and no interest on the New Bonds will accrue as a result of the delay in payment.

If any money that the Republic pays to the trustee or to any paying agent appointed by the trustee at the expense of the Republic (a “trustee paying agent”) to make payments on any New Bonds is not claimed at the end of one year after the applicable payment was due and payable, then the money will be repaid to the Republic on the Republic’s written request. The Republic will hold such unclaimed money in trust for the relevant holders of those New Bonds. After any such repayment, neither the trustee nor any trustee paying agent will be liable for the payment. However, the Republic’s obligations to make payments on the New Bonds as they become due will not be affected until the expiration of the prescription period, if any, specified in the New Bonds. See “—Prescription” below.

Section 765 of the Argentine Civil and Commercial Code allows the debtor to discharge an obligation denominated in foreign currency by delivering to the creditor its equivalent in Argentine Pesos. In recent decisions, Argentine courts have ruled that Section 765 is non-mandatory and applies as a default rule in the absence of an agreement to the contrary among the parties to an agreement. The New Bonds will provide that Section 765 of the Argentine Civil and Commercial Code is not applicable to the payment of amounts due on the New Bonds.

If the Republic at any time defaults in the payment of any principal of, or interest on, the New Bonds, the Republic will pay interest on the amount in default (to the extent permitted by law) calculated, for each day until paid, at the rate or rates specified in such New Bonds.

Additional Amounts

The Republic will make all principal, premium (if any) and interest payments on the New Bonds free and clear of and without deducting or withholding on account of any present or future taxes, duties, assessments or other governmental charges of whatever nature, imposed, levied, collected, withheld or assessed by the Republic or any political subdivision or authority thereof or therein having power to tax, unless the deduction or withholding is required by law. If the Republic is required to make any deduction or withholding, it will pay the holders the additional amounts required to ensure that the net amount they receive after such withholding or deduction shall equal the amount of principal, premium (if any) and interest they would have received without this withholding or deduction.

The Republic will not, however, pay any additional amounts with respect to any New Bonds in connection with any tax, duty, assessment or other governmental charge that is imposed due to any of the following:

•	the holder or beneficial owner of a Bond is liable for taxes in respect of the New Bonds because such holder, beneficial owner or Person has some connection with the Republic other than merely holding the New Bonds or the receipt of principal, premium or interest in respect of the New Bonds or the enforcement of rights with respect to the New Bonds;

•

the failure of a holder or beneficial owner of a Bond to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with the Republic of such holder or beneficial owner or other person, if compliance with the requirement is a precondition to exemption from all or any portion of such withholding or deduction, provided that (i) the Republic or the Republic’s agent has notified the holders of such certification, identification or other reporting requirement at least 15 days before the applicable payment date and (ii) in no event shall such holder’s or beneficial owner’s or other person’s obligation to satisfy such a requirement require such holder or beneficial owner or other person to provide any materially more onerous information, documents or other evidence than would be required to be provided had such holder or beneficial owner or other person been required to file Internal Revenue Service Forms W-8BEN, W-8BEN-E, W-8ECI, W-8EXP and/or W-8IMY; or

•	the New Bonds are presented for payment more than 30 days after the Relevant Date (as defined below) except to the extent that the holder of the New Bonds would have been entitled to additional amounts on presenting the New Bonds for payment on the last day of that 30-day period.

“Relevant Date” in respect of any New Bonds means the date on which payment in respect of the New Bonds first becomes due or (if the trustee has not received the full amount of the money payable by such due date) the date on which notice is given to the holders by the Republic in the manner described in “Notices” below that such moneys have been received and are available for payment.

The Republic will pay any present or future stamp, court or documentary taxes or any excise or property taxes, charges or similar levies which arise in Argentina or any political subdivision thereof or taxing authority thereof or therein in respect of the creation, issue, execution, initial delivery or registration of the New Bonds or any other document or instrument referred to therein. The Republic will also indemnify the holders from and against any stamp, court or documentary taxes or any excise or property taxes, charges or similar levies resulting from, or required to be paid by any of them that arise in Argentina or any political subdivision thereof or taxing authority thereof or therein in connection with the enforcement of the obligations of the Republic under the New Bonds or any other document or instrument referred to therein following the occurrence of any event of default described in “—Events of Default.”

Unless the context requires otherwise, any references in this prospectus to principal or interest on the New Bonds will include additional amounts payable by the Republic in respect of such principal or interest.

Negative Pledge

The Republic has agreed that, except as set forth below, as long as any of the New Bonds remain outstanding, it will not create or permit to subsist any security interest (e.g., a lien, pledge, mortgage, deed of trust, charge or other encumbrance or preferential arrangement that has the practical effect of constituting a security interest) in its revenues or assets to secure its public external indebtedness, unless the New Bonds are secured equally and ratably or have the benefit of a security, guarantee, indemnity or other arrangement approved by the holders in accordance with “—Meetings, Amendments and Waivers—Collective Action” below.

Nevertheless, the Republic may permit to subsist:

1.	any security interest upon property to secure public external indebtedness if that public external indebtedness was incurred to finance the acquisition of that property by the Republic; any renewal or extension of that security interest so long as it is limited to the original property covered by the security interest and it secures any renewal or extension of the original secured financing;

2.	any security interest on property arising by operation of law (or pursuant to any agreement establishing a Lien equivalent to one which would otherwise exist under relevant local law) in connection with public external indebtedness, including without limitation any right of set-off with respect to demand or time deposits with financial institutions and bankers’ liens with respect to property held by financial institutions (in each case deposited with or delivered to such financial institutions in the ordinary course of the depositor’s activities);

3.	any security existing on that property at the time of its acquisition to secure public external indebtedness and any renewal or extension of that security interest that is limited to the original property covered by the security interest and that secures any renewal or extension of the original secured financing;

4.	any security interest created in connection with the transactions contemplated by the Republic’s 1992 financing plan dated June 23, 1992, sent to the international banking community with the communication dated June 23, 1992, from the Minister of Economy of Argentina (the “1992 financing plan”) and its implementing documentation, including any security interest to secure obligations under the collateralized bonds issued under the 1992 financing plan (the “1992 par and discount bonds”) and any security interest securing indebtedness outstanding on the issue date of the applicable Bonds to the extent required to be equally and ratably secured with the 1992 par and discount bonds;

5.	any security interest in existence on the issue date of the applicable Bonds;

6.	any security interest securing public external indebtedness issued upon surrender or cancellation of any of the 1992 par and discount bonds or the principal amount of any indebtedness outstanding as of June 23, 1992, in each case, to the extent that security interest is created to secure the public external indebtedness on a basis comparable to the 1992 par and discount bonds;

7.	any security interest on any of the 1992 par and discount bonds; and

8.	any security interest securing public external indebtedness incurred for the purpose of financing all or part of the costs of the acquisition, construction or development of a project, provided that (a) the holders of that public external indebtedness expressly agree to limit their recourse to the assets and revenues of that project as the principal source of repayment of the public external indebtedness and (b) the property over which that security interest is granted consists solely of those assets and revenues.

Events of Default

Each of the following is an event of default under each series of the New Bonds:

1.	Non Payment. The Republic fails to pay any principal of or interest on such series of the New Bonds when due and payable and such failure continues for 30 days;

2.	Breach of Other Obligations. The Republic fails to perform or comply with any other obligation under such series of the New Bonds or the Indenture and such failure cannot be remedied or is not remedied within 90 days after the Republic receives written notice of request to remedy such failure from the trustee;

3.	Cross Default. Any event or condition occurs that results in the acceleration of the maturity (other than by optional or mandatory prepayment or redemption) of any of the Republic’s performing public external indebtedness having an aggregate principal amount of U.S.$50,000,000 (or its equivalent in other currencies) or more, or the Republic fails to pay performing public external indebtedness having an aggregate principal amount of U.S.$50,000,000 (or its equivalent in other currencies) or more when and as the same shall become due and payable and that failure continues past the applicable grace period, if any;

4.	Moratorium. A declaration by the Republic of a moratorium on the payment of principal of, or interest on, its performing public external indebtedness and such moratorium does not expressly exclude such series of the New Bonds; or

5.	Validity. The Republic contests the validity of such series of the New Bonds.

If any of the above events of default occurs and is continuing with respect to a series of the New Bonds, holders of such New Bonds representing at least 25% of the aggregate principal amount of the then-outstanding New Bonds of such series may declare the principal amount of all the New Bonds of such series to be due and payable immediately by giving written notice to the Republic with a copy to the trustee. Upon any declaration of acceleration, the principal, interest and all other amounts payable on that series of New Bonds will become immediately due and payable on the date that written notice is received by or on behalf of the Republic, unless the Republic has remedied the event or events of default prior to receiving the notice.

Holders of a series of the New Bonds representing in the aggregate more than 50% of the principal amount of the then-outstanding New Bonds of such series may waive any existing defaults, and their consequences, on behalf of the holders of all of the New Bonds of such series, if:

•	following the declaration that the principal of such New Bonds has become due and payable immediately, the Republic deposits with the trustee a sum sufficient to pay all outstanding amounts then due on those New Bonds (other than principal due by virtue of the acceleration upon the event of default) together with interest on such amounts through the date of the deposit as well as the reasonable fees and expenses of the trustee; and

•	all events of default (other than non-payment of principal that became due by virtue of the acceleration upon the event of default) have been remedied or waived.

In the case of an event of default specified in (2) and (5) above, the principal, interest and all other amounts payable on that series of New Bonds may only be declared due and payable immediately if such event is materially prejudicial to the interests of the holders of such series of New Bonds.

In the event of a declaration of acceleration because of an event of default described in (3) above, the declaration of acceleration will be automatically rescinded and annulled if the Republic has remedied or cured the event of default or if the holders of the relevant indebtedness rescind the declaration of acceleration within 60 days after the event.

Only performing public external indebtedness is considered for purposes of cross-default. Other events of default apply solely to any series of New Bonds that contain such events of default.

For this purpose, “performing public external indebtedness” means any public external indebtedness issued after June 2, 2005.

Suits for Enforcement and Limitations on Suits by Holders

If an event of default for a series of the New Bonds has occurred and is continuing, the trustee may institute judicial action to enforce the rights of the holders of such New Bonds. With the exception of a suit brought by a holder on or after the stated maturity date to enforce the absolute right to receive payment of the principal of and interest on the New Bonds on the stated maturity date therefor (as that date may be amended or modified pursuant to the terms of the New Bonds, but without giving effect to any acceleration), a holder has no right to bring a suit, action or proceeding with respect to the New Bonds of a series unless: (1) such holder has given written notice to the trustee that a default with respect to such series of New Bonds has occurred and is continuing; (2) holders of at least 25% of the aggregate principal amount outstanding of such series of New Bonds have instructed the trustee by specific written request to institute an action or proceeding and provided an indemnity or other security satisfactory to the trustee; and (3) 60 days have passed since the trustee received the notice, request and provision of indemnity or other security, the trustee has failed to institute an action or proceeding as directed and no direction inconsistent with such written request shall have been given to the trustee by a majority of holders of such series of New Bonds. Moreover, any such action commenced by a holder must be for the equal, ratable and common benefit of all holders of such series of New Bonds.

Meetings, Amendments and Waivers—Collective Action

The Republic may call a meeting of holders of any series of the New Bonds at any time regarding the Indenture. The Republic will determine the time and place of the meeting and will notify the holders of the time, place and purpose of the meeting not less than 30 and not more than 60 days before the meeting.

In addition, the Republic or the trustee will call a meeting of holders of a series of the New Bonds if at least 10% in aggregate principal amount of such New Bonds have delivered a written request to the Republic or the trustee (with a copy to the Republic) setting forth the purpose of the meeting. Within 10 days of receipt of such written request or copy thereof, the Republic will notify the trustee and the trustee will notify the holders of the time, place and purpose of the meeting called by the holders, to take place not less than 30 and not more than 60 days after the date on which such notice is given.

Only holders of the New Bonds and their proxies are entitled to vote at a meeting of holders. The Republic will set the procedures governing the conduct of the meeting and if additional procedures are required, the Republic will consult with the trustee to establish such procedures as are customary in the market.

Modifications may also be approved by holders of the New Bonds pursuant to written action with the consent of the requisite percentage of the New Bonds of the relevant series. The Republic will solicit the consent of the relevant holders to the modification not less than 10 and not more than 30 days before the expiration date for the receipt of such consents as specified by the Republic.

The holders of a series of the New Bonds may generally approve any proposal by the Republic to modify or take action with respect to the Indenture or the terms of such New Bonds with the affirmative vote (if approved at a meeting of the holders) or consent (if approved by written action) of holders of more than 50% of the outstanding principal amount of the New Bonds of that series.

However, holders of any series of debt securities issued under the Indenture (including the New Bonds) may approve, by vote or consent through one of three modification methods, any modification, amendment, supplement or waiver proposed by the Republic that would do any of the following (such subjects referred to as “reserve matters”) with respect to such series of debt securities:

•	change the date on which any amount is payable;

•	reduce the principal amount (other than in accordance with the express terms of the debt securities of that series and the Indenture);

•	reduce the interest rate;

•	change the method used to calculate any amount payable (other than in accordance with the express terms of the debt securities of that series and the Indenture);

•	change the currency or place of payment of any amount payable;

•	modify the Republic’s obligation to make any payments (including any redemption price therefor);

•	change the identity of the obligor;

•	change the definition of “outstanding debt securities” or the percentage of affirmative votes or written consents, as the case may be, required to make a “reserve matter modification”;

•	change the definition of “uniformly applicable” or “reserve matter modification”;

•	authorize the trustee, on behalf of all holders of the debt securities, to exchange or substitute all the debt securities for, or convert all the debt securities into, other obligations or securities of the Republic or any other person; or

•	change the legal ranking, governing law, submission to jurisdiction or waiver of immunities provisions of the terms of such debt securities.

A change to a reserve matter, including the payment terms of any series of the New Bonds, can be made without your consent, as long as the change is approved, pursuant to one of the three following modification methods, by vote or consent by:

•	in the case of a proposed modification to a single series of the New Bonds, the holders of more than 75% of the aggregate principal amount of that series;

•	where such proposed modification would affect the outstanding debt securities of any two or more series (including the New Bonds) issued under the Indenture, the holders of more than 75% of the aggregate principal amount of the outstanding debt securities of all the series affected by the proposed modification, taken in the aggregate, if certain “uniformly applicable” requirements are met; or

•	where such proposed modification would affect the outstanding debt securities of any two or more series (including the New Bonds) issued under the Indenture, whether or not the “uniformly applicable” requirements are met, the holders of more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all the series (including the New Bonds) affected by the proposed modification, taken in the aggregate, and the holders of more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the modification, taken individually.

Any modification consented to or approved by the holders of debt securities pursuant to the above provisions will be conclusive and binding on all holders of the relevant series of debt securities or all holders of all series of debt securities affected by a cross-series modification, as the case may be, whether or not they have given such consent or approval, and on all future holders of those debt securities whether or not notation of such modification is made upon the debt securities. Any instrument given by or on behalf of any holder of a debt security in connection with any consent to or approval of any such modification will be conclusive and binding on all subsequent holders of that debt security.

For so long as any series of debt securities issued under the indenture dated as of June 2, 2005 between the Republic of Argentina, as issuer, and The Bank of New York Mellon (formerly, The Bank of New York), as trustee, as amended by the first supplemental indenture dated as of April 30, 2010 (the “2005 indenture”) (2005 and 2010 debt securities) are outstanding, if the Republic certifies to the trustee and to the trustee under the 2005 indenture that a cross-series modification is being sought simultaneously with a “2005 indenture reserve matter modification”, the 2005 and 2010 debt securities affected by such 2005 indenture reserve matter modification shall be treated as “series affected by that proposed modification” as that phrase is used in the indenture with respect to both cross-series modifications with single aggregated voting and cross-series modifications with two-tier voting; provided, that if the Republic seeks a cross-series modification with single aggregated voting, in determining whether such modification will be considered uniformly applicable, the holders of any series of 2005 and 2010 debt securities affected by the 2005 indenture reserve matter modification shall be deemed “holders of debt securities of all series affected by that modification,” for the purpose of the uniformly applicable definition. It is the intention that in the circumstances described in respect of any cross-series modification, the votes of the holders of the affected 2005 and 2010 debt securities be counted for purposes of the voting thresholds specified in the indenture for the applicable cross-series modification as though those 2005 and 2010 debt securities had been affected by that cross-series modification although the effectiveness of any modification, as it relates to the 2005 and 2010 debt securities, shall be governed exclusively by the terms and conditions of those 2005 and 2010 debt securities and by the 2005 indenture; provided, however, that no such modification as to the debt securities will be effective unless such modification shall have also been adopted by the holders of the 2005 and 2010 debt securities pursuant to the amendment and modification provisions of such 2005 and 2010 debt securities.

The Republic may select, in its discretion, any modification method for a reserve matter modification in accordance with the Indenture and to designate which series of debt securities will be included for approval in the aggregate of modifications affecting two or more series of debt securities. Any selection of a modification method or designation of series to be included will be final for the purpose of that vote or consent solicitation.

“Uniformly applicable,” as referred to above, means a modification by which holders of debt securities of any series affected by that modification are invited to exchange, convert or substitute their debt securities on the same terms for (x) the same new instruments or other consideration or (y) new instruments or other consideration from an identical menu of instruments or other consideration. It is understood that a modification will not be considered to be uniformly applicable if each exchanging, converting or substituting holder of debt securities of any series affected by that modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other exchanging, converting or substituting holder of debt securities of any series affected by that modification (or, where a menu of instruments or other consideration is offered, each exchanging, converting or substituting holder of debt securities of any series affected by that modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other exchanging, converting or substituting holder of debt securities of any series affected by that modification electing the same option under such menu of instruments).

“2005 indenture reserve matter modification” means any modification to a reserve matter affecting the terms and conditions of one or more series of the 2005 and 2010 debt securities, pursuant to the 2005 indenture.

Before soliciting any consent or vote of any holder of a series of the New Bonds for any change to a reserve matter, the Republic will provide the following information to the trustee for distribution to the holders of such New Bonds:

•	a description of the Republic’s economic and financial circumstances that are in the Republic’s opinion, relevant to the request for the proposed modification, a description of the Republic’s existing debts and description of its broad policy reform program and provisional macroeconomic outlook;

•	if the Republic shall at the time have entered into an arrangement for financial assistance with multilateral and/or other major creditors or creditor groups and/or an agreement with any such creditors regarding debt relief, (x) a description of any such arrangement or agreement and (y) where permitted under the information disclosure policies of the multilateral or other creditors, as applicable, a copy of the arrangement or agreement;

•	a description of the Republic’s proposed treatment of foreign debt instruments that are not affected by the proposed modification and its intentions with respect to any other major creditor groups; and

•	if the Republic is then seeking any reserve matter modification affecting any other series of debt securities, a description of that proposed modification.

For purposes of determining whether the required percentage of holders of any series of the New Bonds or any other series of debt securities has approved any amendment, modification or change to, or waiver of, such New Bonds, such other debt securities or the Indenture, or whether the required percentage of holders has delivered a notice of acceleration of such New Bonds, debt securities will be disregarded and deemed not to be outstanding and may not be counted in a vote or consent solicitation for or against a proposed modification if on the record date for the proposed modification or other action or instruction hereunder, the debt security is held by the Republic or by a public sector instrumentality, or by a corporation, trust or other legal entity that is controlled by the Republic or a public sector instrumentality, except that (x) debt securities held by the Republic or any public sector instrumentality of the Republic or by a corporation, trust or other legal entity that is controlled by the Republic or a public sector instrumentality that have been pledged in good faith may be regarded as outstanding if the pledgee establishes to the satisfaction of the trustee the pledgee’s right so to act with respect to such debt securities and that the pledgee is not the Republic, a public sector instrumentality or a corporation, trust or other legal entity that is controlled by the Republic or a public sector instrumentality, and in case of a dispute concerning such right, the advice of counsel shall be full protection in respect of any decision made by the trustee in accordance with such advice and any certificate, statement or opinion of counsel may be based, insofar as it relates to factual matters or information that is in the possession of the trustee, upon the certificate, statement or opinion of or representations by the trustee; and (y) in determining whether the trustee will be protected in relying upon any such action or instructions hereunder, or any notice from holders, only debt securities that a responsible officer of the trustee knows to be so owned or controlled will be so disregarded.

As used in the preceding paragraph, “public sector instrumentality” means any department, secretary, ministry or agency of the Republic, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests, by contract or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of that legal entity.

Other Amendments

The Republic and the trustee may, without the vote or consent of any holder of debt securities (including the New Bonds), amend the Indenture or such debt securities for the purpose of:

•	adding to the Republic’s covenants for the benefit of the holders;

•	surrendering any of the Republic’s rights or powers with respect to the debt securities of that series;

•	securing the debt securities of that series;

•	curing any ambiguity or curing, correcting or supplementing any defective provision in the debt securities of that series or the Indenture;

•	amending any series of the New Bonds or the Indenture in any manner that the Republic and the trustee may determine, including amending the denomination of the New Bonds, and that does not materially adversely affect the interests of any holders of the debt securities of that series; or

•	correcting a manifest error of a formal, minor or technical nature.

Further Issues of Debt Securities

The Republic may from time to time, without the consent of holders, create and issue additional debt securities having the same terms and conditions as any series of the New Bonds in all respects, except for issue date, issue price, original interest accrual date and the first interest payment on the debt securities; provided, however, that any additional debt securities subsequently issued shall be issued, for U.S. federal income tax purposes, either (a) as part of the “same issue” as such New Bonds or (b) in a “qualified reopening” of such New Bonds, unless such additional debt securities have a separate CUSIP, ISIN or other identifying number from such New Bonds. Such additional debt securities will be consolidated with and will form a single series with such New Bonds.

Global Bonds

DTC, Euroclear Bank S.A./N.V., or Euroclear, and Clearstream, Luxembourg, are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither the Republic nor the trustee will be responsible for DTC’s, Euroclear’s or Clearstream, Luxembourg’s performance of their obligations under their rules and procedures. Additionally, neither the Republic nor the trustee will be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

The New Bonds will initially be issued to investors in global form, the ownership and transfer of which are recorded in computerized book-entry accounts, eliminating the need for physical movement of New Bonds. The Republic refers to the intangible New Bonds represented by a global Bond as “book-entry” New Bonds.

The Republic will deposit any global Bond it issues with a clearing system or its nominee. The global Bond will be registered in the name of the clearing system or its nominee or common depositary. Unless a global Bond is exchanged for certificated securities, as discussed below under “—Certificated Securities,” it may not be transferred, except as a whole among the clearing system, its nominees or common depositaries and their successors. Clearing systems include DTC in the United States and Euroclear and Clearstream, Luxembourg in Europe.

Clearing systems process the clearance and settlement of book-entry New Bonds for their direct participants. A “direct participant” is a bank or financial institution that has an account with a clearing system. The clearing systems act only on behalf of their direct participants, who in turn act on behalf of indirect participants. An “indirect participant” is a bank or financial institution that gains access to a clearing system by clearing through or maintaining a relationship with a direct participant. Euroclear and Clearstream, Luxembourg are connected to each other by a direct link and participate in DTC through their New York depositaries, which act as links between the clearing systems. These arrangements permit you to hold book-entry New Bonds through participants in any of these systems, subject to applicable securities laws.

If you wish to purchase book-entry New Bonds, you must either be a direct participant or make your purchase through a direct or indirect participant. Investors who purchase book-entry New Bonds will hold them in an account at the bank or financial institution acting as their direct or indirect participant.

When you hold New Bonds in this manner, you must rely on the procedures of the institutions through which you hold your New Bonds to exercise any of the rights granted to holders. This is because the legal obligations of the Republic and the trustee run only to the registered owner of the global Bond, which will be the relevant clearing system or its nominee or common depositary. For example, once the Republic arranges for payments to be made to the registered holder, the Republic will no longer be liable for the amounts so paid on the security, even if you do not receive it. In practice, the clearing systems will pass along any payments or notices they receive from the Republic to their participants, which will pass along the payments to you. In addition, if you desire to take any action which a holder of a Bond is entitled to take, then the clearing system would authorize the participant through which you hold your book-entry New Bonds to take such action, and the participant would then either authorize you to take the action or would act for you on your instructions. The transactions between you, the participants and the clearing systems will be governed by customer agreements, customary practices and applicable laws and regulations, and not by any legal obligation of the Republic.

As an owner of book-entry New Bonds represented by a global Bond, you will also be subject to the following restrictions:

•	you will not be entitled to (a) receive physical delivery of the New Bonds in certificated form or (b) have any of the New Bonds registered in your name, except under the circumstances described below under “—Certificated Securities”;

•	you may not be able to transfer or sell your New Bonds to some insurance companies and other institutions that are required by law to own their New Bonds in certificated form;

•	you may not be able to pledge your New Bonds in circumstances where certificates must be physically delivered to the creditor or the beneficiary of the pledge in order for the pledge to be effective; and

•

none of the Republic, the trustee, any trustee paying agent, any registrar or any agent of the Republic or the trustee shall have any responsibility or obligation to any beneficial owner in a global Bond, or participant or other person with respect to the accuracy of the records of the relevant clearing system or its nominee or common depositary, with respect to any ownership interest in the New Bonds or with respect to the delivery to any participant, beneficial owner or other person of any notice (including any notice of redemption) or the payment of any amount, under or with respect to such New Bonds. All notices and communications to be given to the holders and all payments to be made to holders under the New Bonds and the Indenture will be given or made only to or upon the order of the registered holders (which shall be the relevant clearing system or its nominee or common depositary in the case of the global Bond). The rights of beneficial owners in the global Bond shall be exercised only through the relevant clearing system or its nominee or common depositary subject to the applicable procedures. The Republic, the trustee, any trustee paying agent, any registrar and any agent of the Republic or the trustee shall be entitled to rely and shall be fully protected in relying upon information furnished by the relevant clearing system or its nominee or common depositary with respect to its members, participants and any beneficial owners. The Republic, the trustee, any trustee paying agent, any registrar and any agent of the Republic or the trustee shall be entitled to deal with the relevant clearing system or its nominee or common depositary, that is the registered holder of any global Bond for all purposes relating to such global Bond (including the payment of principal, premium, if any, and interest and additional amounts, if any, and the giving of instructions or directions by or to the owner or holder of a beneficial ownership interest in such global Bond) as the sole holder of such global Bond and shall have no obligations to the beneficial owners thereof. None of the Republic, the trustee, any trustee paying agent, any registrar or any agent of the Republic or the trustee shall have any responsibility or liability for any acts or omissions of the relevant clearing system or its nominee or common depositary with respect to such global Bond, for the records of any such depositary, including records in respect of beneficial ownership interests in respect of any such global Bond, for any transactions between the relevant clearing system or its nominee or common depositary and any participant or between or among the relevant clearing system or its nominee or common depositary, any such participant and/or any holder or owner of a beneficial interest in such global Bond, or for any transfers of beneficial interests in any such global Bond.

The Clearing Systems

The following description reflects the Republic’s understanding of the current rules and procedures of DTC, Euroclear and Clearstream, Luxembourg. The Republic has obtained the information in this section from sources it believes to be reliable, including from DTC, Euroclear and Clearstream, Luxembourg. These systems could change their rules and procedures at any time, and the Republic takes no responsibility for their actions.

It is important for you to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date, i.e., the date specified by the purchaser and seller on which the price of the New Bonds is fixed.

When book-entry New Bonds are to be transferred from a DTC seller to a Euroclear or Clearstream, Luxembourg purchaser, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its New York depositary to receive the New Bonds and make payment for them. On the closing date, the New York depositary will make payment to the DTC participant through which the seller holds its New Bonds, which will make payment to the seller, and the New Bonds will be credited to the New York depositary’s account. After settlement has been completed, Euroclear or Clearstream, Luxembourg will credit the New Bonds to the account of the participant through which the purchaser is acting. This New Bonds credit will appear the next day, European time, after the settlement date, but will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the New Bonds credit and cash debit will instead be valued at the actual settlement date.

A participant in Euroclear or Clearstream, Luxembourg, acting for the account of a purchaser of New Bonds, will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the New Bonds on the value date. The most direct way of doing this is for the participant to preposition funds (i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date), either from cash on hand or existing lines of credit. The participant may require the purchaser to follow these same procedures.

When book-entry New Bonds are to be transferred from a Euroclear or Clearstream, Luxembourg seller to a DTC purchaser, the seller must first send instructions to and preposition the New Bonds with Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its New York depositary to credit the book-entry New Bonds to the account of the DTC participant through which the purchaser is acting and to receive payment in exchange. The payment will be credited to the account of the Euroclear or Clearstream, Luxembourg participant through which the seller is acting on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the receipt of the cash proceeds and New Bonds debit will instead be valued at the actual settlement date.

Certificated Securities

The Republic will issue New Bonds in certificated registered form only if:

•	the depositary notifies the Republic that it is unwilling or unable to continue as depositary, is ineligible to act as depositary or, in the case of DTC, ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934 and the Republic does not appoint a successor depositary or clearing agency within 90 days;

•	The Republic decides it no longer wishes to have all or part of the New Bonds represented by global Bond; or

•	the trustee has instituted or been directed to institute any judicial proceeding to enforce the rights of the holders under the New Bonds and has been advised by its legal counsel that it should obtain possession of the New Bonds for the proceeding.

If a physical or certificated security becomes mutilated, defaced, destroyed, lost or stolen, the Republic may execute, and the trustee shall authenticate and deliver, a substitute security in replacement. In each case, the affected holder will be required to furnish to the Republic and to the trustee an indemnity under which it will agree to pay the Republic, the trustee and any of their respective agents for any losses they may suffer relating to the security that was mutilated, defaced, destroyed, lost or stolen. The Republic and the trustee may also require that the affected holder present other documents or proof. The affected holder may be required to pay all taxes, expenses and reasonable charges associated with the replacement of the mutilated, defaced, destroyed, lost or stolen security.

If the Republic issues certificated securities, a holder of certificated securities may exchange them for New Bonds of a different authorized denomination by submitting the certificated securities, together with a written request for an exchange, at the office of the trustee as specified in the Indenture in New York City, or at the office of any trustee paying agent. In addition, the holder of any certificated security may transfer it in whole or in part by surrendering it at any of such offices together with an executed instrument of transfer.

The Republic will not charge the holders for the costs and expenses associated with the exchange, transfer or registration of transfer of certificated securities. The Republic may, however, charge the holders for certain delivery expenses as well as any applicable stamp duty, tax or other governmental or insurance charges. The trustee may reject any request for an exchange or registration of transfer of any security made within 15 days of the date for any payment of principal of, or premium or interest on the New Bonds.

Trustee

The Indenture establishes the obligations and duties of the trustee, the right to indemnification of the trustee and the liability and responsibility, including limitations, for actions that the trustee takes. The trustee is entitled to enter into business transactions with the Republic or any of its affiliates without accounting for any profit resulting from these transactions.

Trustee Paying Agents; Transfer Agents; Registrar

The trustee will at all times maintain a principal trustee paying agent, a transfer agent and a registrar in New York City. The Republic or the trustee, as the case may be, will give prompt notice to all holders of the New Bonds of any future appointment or any resignation or removal of any trustee paying agent, transfer agent or registrar or of any change by any trustee paying agent, transfer agent or registrar in any of its specified offices.

In addition, the trustee will maintain a trustee paying agent in Luxembourg with respect to the New Bonds for so long they are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require.

Notices

The Republic or the trustee, as the case may be, will mail notices to holders of certificated securities at their registered addresses as reflected in the books and records of the registrar. The Republic will consider any mailed notice to have been given five business days after it has been sent. The Republic will give notices to the holders of a global Bond in accordance with the procedures and practices of the depositary and such notices shall be deemed given upon actual receipt thereof by the depositary.

The Republic will also publish notices to the holders in (a) a leading newspaper having general circulation in Buenos Aires, New York City and London (which is expected to be La Nación or Ámbito Financiero, The Wall Street Journal and the Financial Times, respectively) and (b) if and so long as the New Bonds are listed on the Euro MTF Market of the Luxembourg Stock Exchange and the rules of the exchange so require, in a leading newspaper having general circulation in Luxembourg (which is expected to be Luxemburger Wort) and on the website of the Luxembourg Stock Exchange at http://www.bourse.lu. If publication in a leading newspaper in Luxembourg is not practicable, the Republic will publish such notices in a leading English language daily newspaper with general circulation in Europe. The Republic will consider any published notice to be given on the date of its first publication.

Prescription

Claims against the Republic for the payment of principal, interest, if any, or other amounts due on the New Bonds will be prescribed unless made within five years, with respect to principal, and two years, with respect to interest, premium, if any, or other amounts due on the New Bonds, in each case from the date on which such payment first became due, or a shorter period if provided by Argentine law.

Governing Law

The New Bonds will be, and the Indenture is, governed by and construed in accordance with the laws of the State of New York, except with respect to the authorization and execution of the New Bonds and the Indenture by and on behalf of Argentina, which shall be governed by the laws of Argentina.

Jurisdiction, Consent to Service, Enforcement of Judgments and Immunities from Attachment

The New Bonds and the Indenture provide that, subject to certain exceptions described below, the Republic will submit to the exclusive jurisdiction of any New York state or U.S. federal court sitting in the Borough of Manhattan, the City of New York and the courts of Argentina and, in each case, any appellate court thereof (each, a “specified court”) in any suit, action or proceeding arising out of or relating to the New Bonds or Argentina’s failure or alleged failure to perform any obligations under the New Bonds against it or its properties, assets or revenues (a “related proceeding”). The Republic will irrevocably and unconditionally waive, to the fullest extent permitted by law, any objection that it may have to in any related proceeding brought in a specified court whether on the grounds of venue, residence or domicile or on the ground that such related proceeding has been brought in an inconvenient forum (except for any related proceeding relating to the securities laws of the United States or any state thereof).

Subject to certain limitations described below, the Republic will appoint Banco de la Nación Argentina, at its office located at 225 Park Avenue, New York, New York, 10169 upon whom process may be served in any related proceeding, or any proceeding to enforce or execute a judgment brought in a specified court. This appointment will be irrevocable with respect to any series of New Bonds until all amounts in respect of the principal of and interest due on such New Bonds has been provided to the trustee in accordance with the terms of the Indenture, except that if for any reason, any agent for the service of process appointed by the Republic can no longer act in that capacity or no longer maintains an office in The City of New York, the Republic will appoint another person to serve as agent for the service of process.

Subject to certain limitations described below, to the extent that the Republic or any of its revenues, assets or properties are entitled, in any jurisdiction in which any specified court is located, in which any related proceeding may at any time be brought against it or any of its revenues, assets or properties, or in any jurisdiction in which any specified court is located in which any suit, action or proceeding may at any time be brought for the purpose of enforcing or executing any judgment issued in any related proceeding (the “related judgment”), to any immunity from suit, from the jurisdiction of any such court, from set off, from attachment prior to judgment, from attachment in aid of execution of judgment, from execution of a judgment or from any other legal or judicial process or remedy, and to the extent that in any such jurisdiction there shall be attributed such an immunity, the Republic irrevocably waives such immunity to the fullest extent permitted by the laws of such jurisdiction, including the FSIA (and consents to the giving of any relief or the issue of any process in connection with any related proceeding or related judgment as permitted by applicable law, including the FSIA), provided, however, that such waiver shall not extend to and the Republic shall be immune in respect of and in relation to any suit, action or proceeding or enforcement of any Related Judgment against:

(i)	any reserves of the Central Bank;

(ii)	any property in the public domain located in the territory of the Republic, including property that falls within the purview of Sections 234 and 235 of the Civil and Commercial Code of the Republic;

(iii)	any property located in or outside the territory of the Republic that provides an essential public service;

(iv)	any property (whether in the form of cash, bank deposits, securities, third party obligations or any other methods of payment) of the Republic, its governmental agencies and other governmental entities relating to the performance of the budget, within the purview of Sections 165 through 170 of Law No. 11,672, Ley Complementaria Permanente de Presupuesto (t.o. 2014);

(v)	any property entitled to the privileges and immunities of the Vienna Convention on Diplomatic Relations of 1961 and the Vienna Convention on Consular Relations of 1963, including, but not limited to, property, premises and bank accounts used by the missions of the Republic;

(vi)	any property used by a diplomatic, governmental or consular mission of the Republic;

(vii)	taxes, duties, levies, assessments, royalties or any other governmental charges imposed by the Republic, including the right of the Republic to collect any such charges;

(viii)	any property of a military character or under the control of a military authority or defense agency of the Republic;

(ix)	property forming part of the cultural heritage of the Republic; or

(x)	property entitled to immunity under any applicable sovereign immunity laws.

The waiver of sovereign immunity described above will constitute only a limited and specific waiver for the purpose of the New Bonds and the Indenture and not a general waiver of immunity by the Republic or a waiver of immunity with respect to proceedings unrelated to the New Bonds or the Indenture.

The Republic, however, will reserve the right to plead sovereign immunity under the United States by the Foreign Sovereign Immunities Act of 1976 with respect to actions brought against it under the U.S. federal securities laws or any state securities laws and the appointment of an authorized agent does not extend to such actions. In addition, the appointments of agents for the service of process will not extend to actions based on these laws.

Currency Indemnity

The Republic’s obligation to any holder under a series of the New Bonds that has obtained a court judgment affecting those New Bonds will be discharged only to the extent that the holder may purchase U.S. dollars, referred to as the “agreement currency,” with the judgment currency. If the holder cannot purchase the agreement currency in the amount originally to be paid, the Republic agrees to pay the difference. The holder, however, agrees to reimburse the Republic for the excess if the amount of the agreement currency purchased exceeds the amount originally to be paid to the holder. If the Republic is in default of its obligations under such New Bonds, however, the holder will not be obligated to reimburse the Republic for any excess.

TAXATION

Argentine Federal Taxation

The following discussion summarizes certain aspects of Argentine federal taxation that may be relevant to you if you are a holder of Bonds that intends to accept the offers and a holder of New Bonds who is an individual that is a non-resident of Argentina or a legal entity that is neither organized in, nor maintains a permanent establishment in Argentina (a “Non-Resident Holder”). This summary may also be relevant to you if you are a Non-Resident Holder in connection with the holding and disposition of the New Bonds. The summary is based on Argentine laws, rules and regulations now in effect, all of which may change.

This summary is not intended to constitute a complete analysis of the tax consequences under Argentine law of the receipt, ownership or disposition of the New Bonds, in each case if you are a non-resident of Argentina, nor to describe any of the tax consequences that may be applicable to you if you are a resident of Argentina.

After the registration of the New Bonds under the Securities Act of 1933, holders of the Bonds will be entitled to substitute the Bonds for New Bonds. This substitution will not constitute a taxable event for Argentine income tax purposes. The receipt of New bonds will not result in any withholding or other Argentine taxes.

Under Argentine law, as currently in effect, if you are a Non-Resident Holder, interest and principal payments on the New Bonds will not be subject to Argentine income or withholding tax.

If you are a Non-Resident Holder and you obtain capital gains resulting from any trade or disposition of New Bonds, you will not be subject to Argentine income or other taxes if you have no connection with the Republic other than as a holder of an interest in the New Bonds.

If you are a Non-Resident Holder, provided that no bank account opened in an Argentine banking institution is used to receive capital or interest from the New Bonds or the price of the sale of the New Bonds, no Argentine tax (such as tax on debits and credits) would apply on said movement of funds.

If you are an individual or company that is resident in Argentina for tax purposes, please note that the aforementioned tax consequences may differ. Please refer to your tax advisors for the specific tax treatment applicable to you.

United States Federal Taxation

The following is a discussion of material U.S. federal income tax considerations that may be relevant to you if you are a beneficial owner of a New Bond. You will be a U.S. Holder if you are the beneficial owner of a New Bond and you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation or any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in the New Bonds. You will be a non-U.S. Holder if you are a beneficial owner of a New Bond and you are not a U.S. Holder. This summary is limited to considerations for exchanging holders of Bonds that have held the Bonds, and will hold the New Bonds, as capital assets, and that acquire New Bonds pursuant to the Offers. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, partnership and the partners therein, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark to market treatment, person that will hold New Bonds as a hedge against currency risk or interest rate risk or as a position in a “straddle” or conversion transaction, tax-exempt organization or a U.S. Holder whose “functional currency” is not the U.S. dollar. Further, it does not address the alternative minimum tax, the Medicare tax on net investment income or other aspects of U.S. federal income or state and local taxation that may be relevant to a holder in light of such holder’s particular circumstances.

This summary is based on the U.S. Internal Revenue Code, U.S. Treasury Regulations, and administrative and judicial interpretations thereof in effect and available as of the date of this prospectus, all of which are subject to change. Any change could apply retroactively and could affect the continued validity of this discussion.

You should consult your tax adviser about the tax consequences of holding New Bonds, including the relevance to your particular situation of the considerations discussed below, as well as the relevance to your particular situation of state, local or other tax laws.

Exchange of Bonds and New Bonds

You will not realize any gain or loss upon the exchange of your Bonds for New Bonds. Your tax basis and holding period in the New Bonds will be the same as your tax basis and holding period in the Bond.

U.S. Holders

If you are a U.S. Holder, payments or accruals of interest (including any additional amounts) on a New Bond will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts in accordance with your regular method of tax accounting.

When you sell or exchange a New Bond, or if a New Bond that you hold is retired, you generally will recognize gain or loss equal to the difference between (a) the amount you realize on the transaction (less an amount equal to any accrued and unpaid interest, which will be taxable as interest income to the extent not previously included in income) and (b) your tax basis in the New Bond. The gain or loss that you recognize on the sale, exchange or retirement of a New Bond generally will be capital gain or loss. The gain or loss on the sale, exchange or retirement of a New Bond will be long-term capital gain or loss if you have held the New Bond for more than one year on the date of disposition. Net long-term capital gain recognized by an individual U.S. Holder and certain other non-corporate U.S. Holders generally is subject to tax at a lower rate than ordinary income or net short-term capital gain. The ability of U.S. Holders to offset capital losses against ordinary income is limited.

Amortizable Premium. If you purchased an Bond for an amount that was greater than the principal amount of the Bond, you will be considered to have purchased the Bond with amortizable bond premium. With some exceptions, you may elect to amortize this premium (as an offset to interest income) over the remaining term of the New Bond. If you elect to amortize bond premium with respect to a New Bond, you must reduce your tax basis in the New Bond by the amounts of the premium amortized in any year. If you do not elect to amortize such premium, the amount of any premium will be included in your tax basis in the New Bond when the New Bond is disposed of. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by a taxpayer, and such election may be revoked only with the consent of the Internal Revenue Service (the IRS).

Market Discount. If you purchased an Bond at a price that is lower than its remaining redemption amount by at least 0.25% of its remaining redemption amount multiplied by the number of remaining whole years to maturity, your New Bond will be considered to have market discount. In such case, gain realized by you on the disposition of the New Bond generally will be treated as ordinary income to the extent of the market discount that accrued on both the Bond and New Bond, treated as a single instrument, while held by you. In addition, you could be required to defer the deduction of a portion of the interest paid on any indebtedness incurred or maintained to purchase or carry the security. In general terms, market discount on a security will be treated as accruing ratably over the term of such security, or, at your election, under a constant-yield method.

You may elect to include market discount in income on a current basis as it accrues (on either a ratable or constant-yield basis) in lieu of treating a portion of any gain realized on a disposition as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. Any such election, if made, applies to all market discount bonds acquired by a taxpayer on or after the first day of the taxable year to which such election applies and is revocable only with the consent of the IRS.

Non-U.S. Holders

Subject to the discussion below under “Information Reporting and Backup Withholding,” if you are a non-U.S. Holder, payments or accruals of interest in respect of the New Bonds generally will not be subject to U.S. federal income tax.

Further, if you are a non-U.S. Holder, any gain you realize on the sale, exchange or retirement of a New Bond generally will be exempt from U.S. federal income tax, including withholding tax, unless you are an individual and you are present in the United States for 183 days or more in the taxable year of the sale, exchange or retirement and certain other conditions are met.

Information Reporting and Backup Withholding

Information returns are required to be filed with the U.S. Internal Revenue Service in connection with New Bond payments made to certain United States persons. You will be a United States person if you are, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a domestic partnership, (iii) a domestic corporation, (iv) an estate the income of which is subject to U.S. federal income tax without regard to its source, or (v) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. If you are a United States person, you generally will not be subject to backup withholding tax on such payments if you provide your taxpayer identification number to the withholding agent or otherwise establish an exemption. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the New Bonds. If you are not a United States person, you may have to comply with certification procedures to establish that you are not a United States person in order to avoid information reporting and backup withholding tax requirements.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a holder of a New Bond generally will be allowed as a refund or a credit against the holder’s U.S. federal income tax liability as long as the holder provides the required information to the IRS in a timely manner.

PLAN OF DISTRIBUTION

Each broker-dealer that receives New Bonds for its own account pursuant to the offers must acknowledge that it will deliver a prospectus in connection with any resale of these New Bonds. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Bonds received in exchange for Bonds where those New Bonds were acquired as a result of market-making activities or other trading activities. The Republic has agreed that, starting on the expiration date and ending 120 days after the expiration date, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until     , 2017, all dealers effecting transactions in the New Bonds may be required to deliver a prospectus.

The Republic has not entered into any arrangement or understanding with any person who will receive New Bonds in the offers to distribute such New Bonds following completion of the offers. The Republic is not aware of any person that will participate in the offers with a view to distribute the New Bonds. The Republic will not receive any proceeds from any sale of New Bonds by broker-dealers. New Bonds received by broker-dealers for their own accounts pursuant to the offers may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Bonds or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such New Bonds.

Based upon existing interpretations by the SEC’s staff contained in several “no-action” letters to third parties unrelated to us, each person participating in the offers and acquiring New Bonds will only be able to sell or transfer freely the New Bonds if: (i) the New Bonds issued in the offers are being acquired in the ordinary course of business, (ii) is not participating, does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of the New Bonds issued in the offers, and (iii) is not an affiliate of the Republic, as defined under the Securities Act of 1933. If you tender your Bonds in the offers for the purpose of participating in a distribution of New Bonds you cannot rely on these interpretations by the SEC’s staff and you must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with a secondary resale transaction.

The SEC considers broker-dealers that acquired Bonds directly from us, but not as a result of market-making activities or other trading activities, to be making a distribution of the New Bonds if they participate in the offers. Consequently, these broker-dealers cannot use this prospectus for the offers in connection with a resale of the New Bonds and, absent an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with a resale of the New Bonds and be identified as an underwriter in the prospectus. These broker-dealers cannot rely on the position of the SEC’s staff set forth in the Exxon Capital Holdings Corporation no-action letter (available May 13, 1988) or similar letters.

For a period of 120 days after the expiration date, the Republic will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the agent’s message. The Republic has agreed to pay certain expenses incidental to the offers, including fees and expenses incurred in connection with compliance with state securities or blue sky laws, but will not pay any broker-dealer commissions or concessions. The Republic will indemnify the holders of the Bonds, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

By accepting the offers, each broker-dealer that receives New Bonds in the offers agrees that it will stop using the prospectus if it receives notice from the Republic of any event which makes any statement in this prospectus false in any material respect or which requires any changes in this prospectus in order to make the statements true.

The Republic is delivering copies of this prospectus in electronic form through the facilities of DTC. You may obtain paper copies of the document by contacting the Luxembourg listing agent at its address specified on the inside back cover of this prospectus By participating in the offers, you will (unless you have requested paper delivery of documents) be consenting to electronic delivery of these documents.

DATA DISSEMINATION

Argentina subscribes to the Special Data Dissemination Standard (“SDDS”) of the IMF, which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released (the so-called “Advance Release Calendar”). For Argentina, precise dates or “no-later-than-dates” for the release of data under the SDDS are disseminated in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. The Internet website is located at http://dsbb.imf.org. Neither the Government nor any agents acting on behalf of the Government in connection with this prospectus accepts any responsibility for information included on that website, and its contents are not intended to be incorporated by reference into this prospectus.

OFFICIAL STATEMENTS

Information in this prospectus that is identified as being derived from a publication of, or supplied by, the Republic or one of its agencies or instrumentalities relies on the authority of such publication as an official public document of the Republic. All other information in this prospectus, other than that which is included under the caption “Plan of Distribution,” is included as a public official statement made on the authority of Luis Andrés Caputo, Minister of Finance.

VALIDITY OF THE SECURITIES

The validity of the Bonds will be passed upon for the Republic by the Legal Secretary of the Ministry of Finance of Argentina and by Cleary Gottlieb Steen & Hamilton LLP, special United States counsel to the Republic.

As to all matters of Argentine law, Cleary Gottlieb Steen & Hamilton LLP will rely upon the opinion of the Legal Secretary of the Ministry of Finance of Argentina. As to all matters of United States law, the Legal Secretary of the Ministry of Finance of Argentina will rely upon the opinion of Cleary Gottlieb Steen & Hamilton LLP.

AUTHORIZED REPRESENTATIVE

The Authorized Representative of Argentina in the United States is Daniel Martin, Financial Representative of Argentina, whose address is Office of the Financial Representative of Argentina, 1800 K Street, N.W., Suite 924, Washington, D.C. 20006.

GENERAL INFORMATION

Authorization

The Republic has authorized the offers and the creation and issue of the New Bonds pursuant to Debt Authorization Law No. 27,249, Law No. 27,198, Law No. 27,341, Decree No. 1,344/2007, as amended, Decree No. 594/2016, Decree No. 29/2017, Resolution No. 146/2016 of the Ministry of Treasury and Public Finance, Joint Resolution No. 32/2016 and No. 122/2016 of the Secretary of Finance and the Secretary of the Treasury, respectively, and Resolution No. 5-E/2017 of the Ministry of Finance.

Preservation of Defenses

Nothing in this prospectus, or in any communication from the Republic relating to the offering or otherwise, constitutes an acknowledgment or admission of the existence of any claim or any liability of the Republic to pay that claim or an acknowledgment that any ability to bring proceedings in any jurisdiction in respect of such claim or any limitation period relating thereto has been revived or reinstated, or an express or implied promise to pay any such claim (or part thereof). Whether or not a claim exists, the Republic may in its sole discretion and only if written notice to that effect is received from a duly authorized officer of the Republic, attribute a value to such claim for purposes of the Republic’s Settlement Proposal. All defenses available to the Republic relating to any applicable statute of limitations or otherwise are expressly preserved for all purposes. This prospectus may not be relied upon as evidence of the Republic’s agreement that a claim exists, or of the Republic’s willingness, ability or obligation to pay any claim. Any attribution of any value to any claim for purposes of the Republic’s Settlement Proposal will not be considered an acknowledgment of the existence or validity of that claim and any consideration given by or on behalf of the Republic to the proponent of that claim will be consideration only for the agreement by the proponent of that claim to cease all actions or proceedings in respect of that claim and to irrevocably assign and transfer to the Republic all rights, if any, with respect to such claim and to undertake to complete any and all formalities or requirements necessary to ensure that if such claim existed neither the proponent nor any successor or assignee of the proponent (other than the Republic) is able to evidence or allege such claim to remain in existence or to be a liability of the Republic.

Where You Can Find More Information

The Republic has filed a registration statement for the New Bonds with the SEC under the U.S. Securities Act. This prospectus does not contain all of the information described in the registration statement. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is not necessarily complete. If the Republic has filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document

The Republic is not subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended. The Republic may file annual reports on Form 18-K with the SEC on a voluntary basis. These reports include certain financial, statistical and other information concerning the Republic. The Republic may also file amendments on Form 18-K/A to its annual reports for the purpose of filing with the SEC exhibits which have not been included in the registration statement to which this prospectus and any prospectus supplements relate. When filed, these exhibits will be incorporated by reference into this registration statement.

You can request copies of the registration statement, including its various exhibits, upon payment of a duplicating fee, by writing to the SEC. You may also read and copy these documents at the SEC’s public reference room in Washington, D.C. or over the Internet at www.sec.gov.

SEC Public Reference Room

100 F Street, N.E.|

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information.

The information in this prospectus is accurate as of the date on the cover page. You should not assume that the information contained in this prospectus is accurate as of any other date.

Tables and Supplemental Information

Foreign Currency-Denominated Debt

Direct Debt

					Principal Amount
LENDER	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of June 30, 2016
					Millions of dollars	Millions of dollars
World Bank	(a)	9/5/2001	9/15/2016	USD	203	10
World Bank	3.90%	9/5/2001	8/15/2016	USD	400	24
World Bank	(a)	11/13/2001	10/15/2016	USD	5	0
World Bank	4.75219%	1/29/2003	10/15/2016	USD	600	44
World Bank	3,82%/ (a)	05/23/2003	02/15/2018	USD	500	115
World Bank	4,11%/ (a)	10/31/2003	10/15/2018	USD	750	214
World Bank	Fixed Between 1,22 % and 3,86%/ (a)	7/9/2004	02/15/2019	USD	136	41
World Bank	Fixed Between 1,40% and 4,16%/ (a)	04/18/2006	04/15/2018	USD	150	52
World Bank	Fixed Between 1,38% and 4,25%/ (a)	07/14/2006	03/15/2020	USD	18	9
World Bank	Fixed Between 1,62% and 4,17%/ (a)	10/23/2006	03/15/2020	USD	150	69
World Bank	Fixed Between 1,26 % and 4,13%/ (a)	11/5/2006	03/15/2019	USD	350	140
World Bank	1,39%/(a)	12/20/2006	09/15/2020	USD	37	19
World Bank	Fixed Between 1,65 % and 4,25%	8/5/2007	10/15/2020	USD	103	59
World Bank	Fixed Between 1,80% and 4,05%/ (a)	9/5/2007	1/7/2021	USD	300	169
World Bank	Fixed Between 1,29 % and 3,90%/ (a)	12/7/2007	09/15/2021	USD	221	121
World Bank	Fixed Between 1,37 % and 3,91%	08/16/2007	1/1/2022	USD	37	22
World Bank	Fixed Between 1,82% and 4,11%/ (a)	11/26/2007	1/7/2022	USD	200	122
World Bank	Fixed Between 1,82% and 4,11%/ (a)	12/28/2007	1/1/2022	USD	19	11
World Bank	1,50%/(a)	8/5/2007	05/15/2021	USD	69	42
World Bank	Fixed Between 1,54% and 4,41%	11/26/2007	03/15/2022	USD	100	56
World Bank	1,64%/ (a)	6/11/2008	1/7/2022	USD	45	29
World Bank	2,89%/(a)	02/27/2009	03/15/2038	USD	60	46
World Bank	2,89%/(a)	01/13/2009	03/15/2038	USD	20	17
World Bank	2,90%/(a)	03/27/2009	09/15/2038	USD	300	230
World Bank	3,32%/(a)	6/8/2009	1/4/2038	USD	153	136
World Bank	3,37%/(a)	08/25/2009	03/15/2039	USD	840	203
World Bank	3,00%/(a)	01/18/2010	09/15/2038	USD	50	45

					Principal Amount
LENDER	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of June 30, 2016
					Millions of dollars	Millions of dollars
World Bank	3,67%/(a)	10/6/2009	12/15/2038	USD	450	405
World Bank	2,99%/(a)	1/2/2010	03/15/2038	USD	30	23
World Bank	3,23%/(a)	03/30/2010	09/15/2039	USD	141	133
World Bank	3,24%/(a)	11/6/2010	02/15/2040	USD	30	22
World Bank	3,23%/(a)	11/8/2010	09/15/2039	USD	150	74
World Bank	(a)	4/5/2011	03/15/2037	USD	400	308
World Bank	(a)	4/5/2011	03/15/2037	USD	200	98
World Bank	(a)	11/4/2011	05/15/2038	USD	175	97
World Bank	(a)	11/4/2011	03/15/2037	USD	461	404
World Bank	(a)	4/8/2011	10/15/2037	USD	480	480
World Bank	(a)	11/23/2011	12/15/2036	USD	200	107
World Bank	(a)	6/8/2012	11/15/2037	USD	400	322
World Bank	(a)	04/16/2015	12/15/2046	USD	251	31
World Bank	(a)	04/16/2015	06/15/2047	USD	200	134
World Bank	(a)	09/21/2015	08/15/2047	USD	59	3
World Bank	(a)	9/10/2015	10/15/2047	USD	350	49
World Bank	(a)	9/10/2015	10/15/2049	USD	200	21
World Bank	(a)	9/12/2015	06/15/2046	USD	53	2
World Bank	(a)	03/31/2016	10/15/2047	USD	200	21
World Bank	(a)	12/20/2006	12/15/2016	USD	40	6

Total					10286	4785
Inter-American Development Bank	0.75%	02/21/1967	02/21/2017	CAD	1	0
Inter-American Development Bank	4%	7/4/1992	7/4/2017	USD	1	0
Inter-American Development Bank	3%	7/4/1992	7/4/2017	USD	50	1
Inter-American Development Bank	4%	09/22/1993	03/21/2019	USD	25	4
Inter-American Development Bank	3%	6/12/1994	6/12/2019	USD	50	3
Inter-American Development Bank	4%	5/6/1995	5/6/2020	USD	30	8
Inter-American Development Bank	5.18%	5/6/1995	5/6/2020	USD	332	55
Inter-American Development Bank	Fixed Between 2,53% and 5,74%	03/26/1996	03/16/2018	USD	776	53
Inter-American Development Bank		10/9/1996	10/9/2016	USD	31	1
Inter-American Development Bank	5.74%	02/20/1997	02/20/2022	USD	96	39
Inter-American Development Bank	5.74%	03/16/1997	03/16/2017	USD	23	2
Inter-American Development Bank	5.74%	4/8/1997	4/8/2017	USD	59	7
Inter-American Development Bank	5.74%	4/8/1997	4/8/2017	USD	277	33
Inter-American Development Bank	Fixed Between 2,51% and 5,74%	5/2/1998	5/2/2018	USD	246	47
Inter-American Development Bank	5.74%	11/2/1998	11/2/2018	USD	2	0
Inter-American Development Bank	3%	03/16/1998	03/16/2023	USD	33	6
Inter-American Development Bank	5.74%	03/16/1998	03/16/2023	USD	17	7
Inter-American Development Bank	5.74%	03/16/1998	03/16/2018	USD	147	24
Inter-American Development Bank	5.74%	07/22/1998	07/22/2018	USD	66	12
Inter-American Development Bank	5.74%	8/8/1998	8/8/2023	USD	300	141
Inter-American Development Bank	4%	9/12/1998	9/12/2023	USD	16	4
Inter-American Development Bank	3%	9/12/1998	9/12/2023	USD	15	4
Inter-American Development Bank	5.74%	12/16/1998	12/15/2018	USD	59	11
Inter-American Development Bank	5.74%	1/11/1999	1/11/2019	USD	140	32
Inter-American Development Bank	5.74%	01/13/1999	01/13/2024	USD	3	1
Inter-American Development Bank	4%	09/15/1999	09/15/2019	USD	248	0
Inter-American Development Bank	Fixed Between 1,732% and 5,74%	09/15/1999	09/15/2019	USD	248	43

					Principal Amount
LENDER	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of June 30, 2016
					Millions of dollars	Millions of dollars
Inter-American Development Bank	5.74%	10/18/1999	10/18/2024	USD	138	64
Inter-American Development Bank	5.74%	2/3/2000	2/3/2020	USD	83	25
Inter-American Development Bank	5.74%	03/26/2000	03/26/2020	USD	4	1
Inter-American Development Bank	5.74%	02/27/2001	02/27/2021	USD	400	133
Inter-American Development Bank	5.74%	5/9/2001	5/9/2021	USD	500	183
Inter-American Development Bank	5.74%	06/13/2001	06/15/2021	USD	500	167
Inter-American Development Bank	5.74%	06/25/2001	06/15/2021	USD	1	0
Inter-American Development Bank	5.74%	10/25/2001	10/25/2021	USD	4	2
Inter-American Development Bank	Fixed Between 3,44% and 5,74%	10/25/2001	10/25/2026	USD	43	24
Inter-American Development Bank	Fixed Between 3,59% and 5,74%	11/20/2003	11/20/2028	USD	597	368
Inter-American Development Bank	2.52%	12/28/2004	12/15/2024	USD	500	283
Inter-American Development Bank	2,544	4/5/2005	4/5/2025	USD	4	2
Inter-American Development Bank	Fixed Between 2,53% and 2,88%	4/5/2005	4/5/2025	USD	5	3
Inter-American Development Bank	Fixed Between 2,60% and 3,21%	08/24/2005	08/24/2025	USD	30	21
Inter-American Development Bank	Fixed Between 2,57% and 3,21%	08/24/2005	08/24/2025	USD	19	12
Inter-American Development Bank	3,075	1/3/2006	1/3/2031	USD	700	477
Inter-American Development Bank	2.64%	05/18/2006	05/18/2026	USD	500	333
Inter-American Development Bank	Fixed Between 2,73% and 3,31%/ (a)	7/11/2006	7/11/2026	USD	50	41
Inter-American Development Bank	2,662	9/8/2006	9/8/2026	USD	280	190
Inter-American Development Bank	Fixed Between 4,05% and 5,74%	6/11/2006	6/11/2031	USD	880	685
Inter-American Development Bank	Fixed Between 4,05% and 5,74%	03/29/2007	03/29/2032	USD	350	280
Inter-American Development Bank	Fixed Between 3,16% and 3,63%/ (b)	03/29/2007	03/29/2032	USD	242	203
Inter-American Development Bank	Fixed Between 3,74% and 4,06%/ (b)	03/29/2007	03/29/2032	USD	1200	969
Inter-American Development Bank	Fixed Between 3,25% and 3,66%/ (b)	6/11/2007	6/11/2032	USD	49	41
Inter-American Development Bank	Fixed Between 3,25% and 3,66%/ (b)	6/11/2007	06/15/2032	USD	60	48
Inter-American Development Bank	Fixed Between 3,66% and 3,86%/ (b)	6/11/2007	6/11/2032	USD	39	32
Inter-American Development Bank	Fixed Between 3,16% and 3,65%/ (b)	6/11/2007	6/11/2032	USD	23	16

					Principal Amount
LENDER	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of June 30, 2016
					Millions of dollars	Millions of dollars
Inter-American Development Bank	3,66%/ (b)	6/11/2007	6/11/2032	USD	72	56
Inter-American Development Bank	Fixed Between 3,28% and 3,67% / (b)	04/17/2008	04/17/2033	USD	212	163
Inter-American Development Bank	Fixed Between 3,28% and 3,67% / (b)	04/17/2008	04/17/2033	USD	658	487
Inter-American Development Bank	Fixed Between 3,31% and 3,87%/ (b)	4/11/2008	4/11/2033	USD	241	207
Inter-American Development Bank	3,33%/(b)	02/27/2009	02/27/2034	USD	14	13
Inter-American Development Bank	Between 3,31% and 3,88%/ (b)	07/31/2009	07/31/2034	USD	850	670
Inter-American Development Bank	Fixed Between 3,39% and 3,71%	03/31/2009	03/31/2034	USD	50	45
Inter-American Development Bank	Between 3,39% and 3,72%/ (b)	07/31/2009	07/31/2034	USD	200	177
Inter-American Development Bank	Fixed Between 3,43% and 3,74%	8/3/2010	8/3/2035	USD	100	95
Inter-American Development Bank	Between 3,41% and 3,74%/ (b)	03/29/2010	03/29/2035	USD	120	111
Inter-American Development Bank	(b)	12/4/2010	12/4/2035	USD	2	1
Inter-American Development Bank	3,81%/(b)	03/26/2011	03/26/2036	USD	170	107
Inter-American Development Bank	Fixed Between 3,51% and 3,79%	03/26/2011	03/26/2036	USD	493	449
Inter-American Development Bank	Between 3,53% and 3,81%/ (b)	03/26/2011	03/26/2036	USD	200	200
Inter-American Development Bank	3,79% /(b)	03/26/2011	03/26/2036	USD	120	88
Inter-American Development Bank	(b)	12/29/2011	12/15/2036	USD	40	14
Inter-American Development Bank	3,84% /(b)	12/29/2011	12/15/2036	USD	230	211
Inter-American Development Bank	3.87%	01/13/2012	01/13/2037	USD	14	13
Inter-American Development Bank	3,92% /(b)	07/31/2012	07/31/2037	USD	343	303
Inter-American Development Bank	3,92% /(b)	07/31/2012	07/31/2037	USD	300	223
Inter-American Development Bank	3,89% /(b)	07/31/2012	07/31/2037	USD	200	164
Inter-American Development Bank	3,86% /(b)	07/31/2012	07/31/2037	USD	14	10
Inter-American Development Bank	3,89% /(b)	08/21/2012	08/21/2037	USD	200	124
Inter-American Development Bank	3,92% /(b)	09/28/2012	09/15/2037	USD	36	23
Inter-American Development Bank	(b)	10/30/2012	10/30/2037	USD	80	19
Inter-American Development Bank	(b)	11/29/2012	11/15/2037	USD	3	2
Inter-American Development Bank	3,95%/(b)	01/30/2013	01/15/2038	USD	30	12
Inter-American Development Bank	3,92%/(b)	03/19/2013	03/15/2037	USD	500	134
Inter-American Development Bank	3,96%/(b)	03/19/2013	03/15/2038	USD	200	182
Inter-American Development Bank	3,92%/(b)	6/5/2013	04/15/2038	USD	150	127
Inter-American Development Bank	(b)	05/16/2013	05/15/2038	USD	60	14
Inter-American Development Bank	4,00%/(b)	10/28/2013	10/15/2038	USD	280	240
Inter-American Development Bank	4,02%/(b)	12/13/2013	11/15/2038	USD	300	117
Inter-American Development Bank	4,03%/(b)	10/3/2014	02/15/2039	USD	20	3

					Principal Amount
LENDER	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of June 30, 2016
					Millions of dollars	Millions of dollars
Inter-American Development Bank	(b)	03/26/2014	03/15/2039	USD	50	11
Inter-American Development Bank	(b)	03/26/2014	03/15/2039	USD	300	67
Inter-American Development Bank	4,04%/(b)	03/29/2014	03/15/2039	USD	250	45
Inter-American Development Bank	4,04%/(b)	03/29/2014	03/15/2039	USD	13	6
Inter-American Development Bank	(b)	9/12/2014	11/15/2039	USD	30	8
Inter-American Development Bank	(b)	9/12/2014	11/15/2038	USD	150	8
Inter-American Development Bank	4,07%/ (b)	09/30/2014	09/15/2039	USD	250	80
Inter-American Development Bank	(b)	10/30/2015	10/15/2040	USD	150	23
Inter-American Development Bank	(b)	09/16/2015	09/15/2040	USD	200	3

Total					18387	10196
Paris Club Round 6	3%	04/30/2014	05/30/2019	Various	9690.0	6197

Total					9690.0	6197
FONPLATA	(c)	12/8/2004	1/9/2019	USD	51	16
FONPLATA	(c)	6/12/2004	6/12/2019	USD	22	8
FONPLATA	(c)	08/28/2007	08/28/2019	USD	5	3
FONPLATA	(c)	7/5/2014	7/5/2029	USD	25	15
FONPLATA	(c)	02/20/2015	02/20/2030	USD	10	0
FONPLATA	(c)	06/25/2015	06/24/2030	USD	35	0
FONPLATA	(c)	06/16/2015	06/16/2030	USD	28	7
FONPLATA	(c)	03/20/2015	09/20/2030	USD	18	2

Total					194	51
FIDA	(d)	11/27/2006	12/15/2022	SDR	19	8
FIDA	(d)	10/17/2008	1/10/2024	SDR	18	10
FIDA	(d)	11/25/2011	1/11/2025	SDR/ EUR	81	19

Total					118	37
CAF	(c)	08/29/2007	08/29/2022	USD	300	150
CAF	(c)	11/12/2007	11/12/2022	USD	200	104
CAF	(c)	2/12/2008	2/12/2020	USD	275	137
CAF	(c)	11/12/2007	11/12/2022	USD	80	47
CAF	(c)	05/21/2008	05/21/2023	USD	110	68
CAF	(c)	3/11/2009	3/11/2021	USD	275	150
CAF	(c)	3/6/2005	3/6/2017	USD	35	4
CAF	(c)	07/29/2010	07/29/2022	USD	100	81
CAF	(c)	07/29/2010	07/29/2022	USD	36	23
CAF	(c)	10/12/2010	10/12/2025	USD	500	396
CAF	(c)	07/29/2010	07/29/2025	USD	84	45
CAF	(c)	07/29/2010	07/29/2025	USD	38	13
CAF	(c)	07/29/2010	07/29/2022	USD	35	26
CAF	(c)	03/18/2011	03/18/2026	USD	326	132
CAF	(c)	03/18/2011	03/18/2023	USD	8	7
CAF	(c)	03/18/2011	03/18/2026	USD	140	127
CAF	(c)	07/20/2012	07/21/2024	USD	50	41
CAF	(c)	03/30/2012	04/23/2024	USD	14	3
CAF	(c)	08/30/2012	08/30/2024	USD	65	34
CAF	(c)	11/15/2012	11/15/2027	USD	168	96
CAF	(c)	04/23/2012	04/23/2024	USD	100	37
CAF	(c)	9/8/2012	9/8/2024	USD	30	25
CAF	(c)	12/18/2012	12/18/2024	USD	75	61
CAF	(c)	12/18/2012	12/18/2027	USD	250	189
CAF	(c)	12/18/2012	12/18/2024	USD	150	104
CAF	(c)	12/18/2012	12/18/2027	USD	70	50
CAF	(c)	6/2/2013	6/2/2031	USD	240	146

					Principal Amount
LENDER	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of June 30, 2016
					Millions of dollars	Millions of dollars
CAF	(c)	6/2/2013	6/2/2025	USD	50	35
CAF	(c)	6/2/2013	6/2/2025	USD	42	21
CAF	(c)	04/15/2014	04/15/2029	USD	150	85
CAF	(c)	06/18/2014	06/18/2029	USD	0	0
CAF	(c)	06/18/2014	06/18/2029	USD	60	18
CAF	(c)	06/18/2014	06/18/2026	USD	75	4
CAF	(c)	08/19/2014	08/19/2026	USD	90	7
CAF	(c)	4/9/2014	4/9/2029	USD	90	51
CAF	(c)	09/30/2014	09/30/2026	USD	50	12
CAF	(c)	10/21/2014	10/21/2029	USD	70	19
CAF	(c)	05/19/2015	11/19/2027	USD	70	1
CAF	(c)	06/15/2015	06/15/2027	USD	100	3
CAF	(c)	07/21/2015	07/21/2027	USD	9	2

Total					4610	2554

(a) Floating World Bank Rate + Spread

(b) Floating IADB Rate

(c) LIBOR 6M + Spread

(d) Floating FIDA Rate

Foreign Currency-Denominated Debt

Indirect Debt

					Principal Amount
LENDER	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of June 30, 2016
					Millions of dollars	Millions of dollars
World Bank	Fixed Between 1,47% and 4,08% /(a)	6/12/2004	1/12/2018	USD	198	55
World Bank	(a)	8/3/2005	04/15/2021	USD	200	108
World Bank	(a)	05/18/2006	03/15/2020	EUR	109	96
World Bank	(a)	11/16/2006	11/15/2019	USD	75	35
World Bank	(a)	12/6/2007	10/15/2021	USD	127	70
World Bank	(a)	05/30/2008	04/15/2023	USD	264	219
World Bank	Fixed Between 1,88% and 4,49% /(a)	06/27/2008	06/15/2022	USD	400	246
World Bank	(a)	08/31/2011	02/15/2040	USD	49	47
World Bank	(a)	05/30/2011	11/15/2039	USD	30	23
World Bank	(a)	6/2/2012	08/15/2037	USD	50	50

Total					1502	949
Inter-American Development Bank	(b)	4/12/2003	4/12/2028	USD	34	22
Inter-American Development Bank	(b)	4/8/1997	4/8/2017	USD	346	36
Inter-American Development Bank	5.73%	11/19/1997	11/19/2017	USD	85	9
Inter-American Development Bank	(b)	1/11/1999	1/11/2019	USD	186	50
Inter-American Development Bank	5.73%	07/31/2001	07/31/2021	USD	214	74
Inter-American Development Bank	Fixed Between 3,08 % and 5,73%	5/11/2002	5/11/2022	USD	200	101
Inter-American Development Bank	(b)	9/3/2004	9/3/2024	USD	11	6
Inter-American Development Bank	(b)	08/24/2005	08/24/2025	USD	70	46
Inter-American Development Bank	5,73/(b)	7/11/2006	7/11/2031	USD	180	133
Inter-American Development Bank	(b)	5/2/2007	5/2/2032	USD	33	26
Inter-American Development Bank	(b)	7/11/2006	7/11/2031	USD	230	191
Inter-American Development Bank	Fixed Between 3,29 % and 3,67%/(b)	6/4/2008	6/4/2033	USD	120	72
Inter-American Development Bank	(b)	04/17/2008	04/17/2033	USD	100	87
Inter-American Development Bank	Fixed Between 3,29 % and 3,67%/(b)	04/17/2008	04/17/2033	USD	100	84
Inter-American Development Bank	(b)	01/15/2009	01/15/2034	USD	59	53
Inter-American Development Bank	(b)	06/30/2010	06/15/2035	USD	25	11
Inter-American Development Bank	(b)	03/26/2011	09/26/2036	USD	200	106
Inter-American Development Bank	(b)	01/19/2012	01/19/2037	USD	30	7
Inter-American Development Bank	(b)	6/5/2013	04/15/2038	USD	34	8
Inter-American Development Bank	(b)	05/17/2013	05/15/2038	USD	60	29
Inter-American Development Bank	(b)	10/12/2014	11/15/2038	USD	230	5
Inter-American Development Bank	(b)	6/3/2015	02/15/2040	USD	50	15

Total					2597	1171
FONPLATA	(c)	08/26/2008	07/26/2028	USD	43	24

Total					43	24

(a) Floating World Bank Rate + Spread

(b) Floating IADB Rate

(c) LIBOR 6M + Spread

Peso-Denominated Debt

Direct Debt

Peso-Denominated Performing Bonds

					Principal Amount
LENDER	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of June 30, 2016
					Millions of dollars	Millions of dollars
Bono del Tesoro Consolidado 2089	—	2/1/1990	2/1/2089	ARP	59	55
BONAR $ 2017	Tasa Badlar + 200 bp	03/28/2014	06/28/2017	ARP	1164	1164
BONAR $ 2018	Tasa Badlar + 300 bp	02/18/2013	08/18/2018	ARP	1269	1269
BONAR $ 2019	Tasa Badlar + 250 bp	11/3/2013	11/3/2019	ARP	1574	1574
BONAR $ 2019	Tasa Badlar + 300 bp	10/6/2013	10/6/2019	ARP	1005	1005
BONAR $ 2020	Tasa Badlar + 300 bp	12/23/2013	12/23/2020	ARP	1488	1488
BONAR $ 2017	Tasa Badlar + 300 bp	9/10/2015	9/10/2017	ARP	670	670
BONAR $ 2018	Tasa Badlar + 300 bp	4/11/2015	5/2/2018	ARP	198	198
BONAD/U$S/2,40%/18-03-2018	2.4%	11/18/2014	03/19/2018	ARP	1172	1172
BONAD 02 / DLK / 0,75% / 2017	0.75%	08/19/2015	02/22/2017	ARP	1500	1500
BONAD 09 / DLK / 0,75% / 2017	0.75%	09/21/2015	09/21/2017	ARP	1500	1500
BONAD 06/DLK/0,75%/09-06-2017	0.75%	9/10/2015	9/6/2017	ARP	1000	1000
BONAD 06/DLK/2,50%/04-06-2018	2.5%	4/11/2015	4/6/2018	ARP	353	353
PR 15	Tasa Badlar	4/1/2010	4/10/2022	ARP	158	277
Letra del Tesoro - BNA	Tasa Badlar	11/30/2015	11/30/2017	ARP	1072	1072
Letra del Tesoro - FFDP	17%	9/12/2015	9/2/2018	ARP	288	288
Letra del Tesoro - FGS	Tasa Badlar	11/25/2015	02/27/2017	ARP	302	302
Letra del Tesoro - FGS	Tasa Badlar	11/30/2015	02/28/2017	ARP	268	268
Letra del Tesoro - FGS	Tasa Badlar	3/12/2015	3/3/2017	ARP	67	67
BONAR/$/BADLAR+275/01-03-2018	Tasa Badlar	1/3/2016	1/3/2018	ARP	711	711
BONAR/$/BADLAR+325/01-03-2020	Tasa Badlar	1/3/2016	1/3/2020	ARP	1121	1121
BONAC 05/$/LEBAC/09-05-2017	Tasa LEBAC	9/5/2016	9/5/2017	ARP	709	709
Letra del Tesoro - FFRE	Tasa Badlar	06/21/2016	06/21/2017	ARP	262	262
Letra del Tesoro - BNA	Tasa Badlar	12/22/2014	12/22/2016	ARP	268	268
Letra del Tesoro - BNA	Tasa Badlar	10/30/2014	10/31/2016	ARP	208	208
Letra del Tesoro - ENARSA	Tasa Cero	6/10/2014	7/5/2016	ARP	6	6
Letra del Tesoro - ENARSA	Tasa Cero	12/15/2014	9/15/2016	ARP	64	64
Letra del Tesoro - FFSIT	15%	2/19/2016	8/19/2016	ARP	30	30
Letra del Tesoro - FFSIT	15%	2/29/2016	8/29/2016	ARP	54	54
Letra del Tesoro - FGS	Tasa Badlar + 4,6%	8/18/2015	8/18/2016	ARP	355	355
Letra del Tesoro - FGS	Tasa Badlar	10/29/2015	10/28/2016	ARP	434	434
Letra del Tesoro - FGS	Tasa Badlar	11/9/2015	11/9/2016	ARP	407	407
Letra del Tesoro - SRT	Tasa Badlar	8/20/2015	8/18/2016	ARP	6	6
Letra del Tesoro - CMEA	Tasa Cero	9/19/2014	9/19/2016	ARP	342	342
Letra del Tesoro - FFP	1.3%	9/18/2015	9/19/2016	ARP	22	22
Letra del Tesoro - FFP	1.3%	11/24/2015	11/24/2016	ARP	22	22
Letra del Tesoro - FFRH	Tasa Badlar	5/9/2016	11/7/2016	ARP	19	19
Letra del Tesoro - FFSIT	Tasa Badlar	4/20/2016	10/17/2016	ARP	20	20

					Principal Amount
LENDER	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of June 30, 2016
					Millions of dollars	Millions of dollars
Letra del Tesoro - FFSIT	Tasa Badlar	5/18/2016	11/18/2016	ARP	54	54
Letra del Tesoro - FFSIT	Tasa Badlar	6/21/2016	12/21/2016	ARP	38	38
Letra del Tesoro - FFSIT	Tasa Badlar	6/21/2016	12/21/2016	ARP	67	67
Letra del Tesoro - FFSIT	Tasa Badlar	6/23/2016	12/21/2016	ARP	46	46
Letra del Tesoro - FFSIT	Tasa Badlar	6/22/2016	9/29/2016	ARP	34	34
Letra del Tesoro - PROCREAR	17%	6/28/2016	8/10/2016	ARP	134	134
Letra del Tesoro - FFP SII	1.3%	6/21/2016	12/19/2016	ARP	54	54
BONAC $ Julio 2016	Tasa Lebac	6/12/2015	7/12/2016	ARP	814	814
BONAC $ Septiembre 2016	Tasa Lebac	3/31/2015	9/30/2016	ARP	610	610
BONAR $ 2016	Badlar Bancos Privados +2%	9/29/2014	9/29/2016	ARP	670	670
Bono del Tesoro $ 2016	Caja de ahorro en Pesos	6/1/2012	12/1/2016	ARP	106	13
BONAD/U$S/1.75%/2016	1.75%	10/28/2014	10/28/2016	ARP	1000	1000
AMPAROS Y EXCEPCIONES	Various	-	-	ARP		0
PAR EN PESOS - DTO. 563/10	Fixed rate - Step up - 2,48%	12/31/2003	12/31/2038	ARP + CER	1	3
PR 13	2%	03/15/2004	03/15/2024	ARP + CER	130	510
PAR EN PESOS - DTO. 1735/04	Fixed rate - Step up – 2.48%	12/31/2003	12/31/2038	ARP + CER	192	801
DISCOUNT EN PESOS - DTO. 1735/04	5.83%	12/31/2003	12/31/2033	ARP + CER	702	3729
CUASIPAR EN PESOS - DTO. 1735/04	3.31%	12/31/2003	12/31/2045	ARP + CER	1571	9124
DISCOUNT EN PESOS - DTO. 563/10	5.83%	12/31/2003	12/31/2033	ARP + CER	8	45
AMPAROS Y EXCEPCIONES	Various	-	-	ARP + CER		1

Total					26398	38029

Foreign Currency-Denominated Debt

Direct Debt

Foreign Currency-Denominated Performing Bonds

					Principal Amount
LENDER	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of June 30, 2016
					Millions of dollars	Millions of dollars
BONAR X	7%	04/17/2007	04/17/2017	USD	6938	6938
BONAR 2018	9%	11/29/2011	11/29/2018	USD	3374	3374
BONAR 2019	9%	03/15/2012	03/15/2019	USD	1900	1900
BONAR 2024	9%	7/5/2014	7/5/2024	USD	7448	7448
BONAR 2020	8%	8/10/2015	8/10/2020	USD	1348	1348
BONAR 2022	7.75%	12/30/2015	12/30/2022	USD	4498	4498
BONAR 2025	7.875%	12/30/2015	12/30/2025	USD	4510	4510
BONAR 2027	7.875%	12/30/2015	12/30/2027	USD	4690	4690
BAADE 2016 Registral	4%	7/17/2013	7/17/2016	USD	244	244
BAADE 2016 Al portador	4%	7/17/2013	7/17/2016	USD	28	28
BONAR 2016	6%	12/29/2015	12/29/2016	USD	1057	792
BIRAD 2019	6.25%	04/22/2016	04/22/2019	USD	2750	2750
BIRAD 2021	6.875%	04/22/2016	04/22/2021	USD	4500	4500
BIRAD 2026	7.5%	04/22/2016	04/22/2026	USD	6500	6500
BIRAD 2046	7.625%	04/22/2016	04/22/2046	USD	2750	2750
PAR EN U$S - DTO. 1735/04 - LEY NY	Fixed rate - Step up - 2,5%	12/31/2003	12/31/2038	USD	5297	5297
PAR EN U$S - DTO. 1735/04 - LEY ARG	Fixed rate - Step up - 2,5%	12/31/2003	12/31/2038	USD	1230	1230
PAR EN U$S - DTO. 563/10 - LEY NY	Fixed rate - Step up - 2,5%	12/31/2003	12/31/2038	USD	97	97
PAR EN U$S - DTO. 563/10 - LEY ARG	Fixed rate - Step up - 2,5%	12/31/2003	12/31/2038	USD	71	71
PAR EN EUROS - DTO. 1735/04	Fixed rate - Step up - 2,26%	12/31/2003	12/31/2038	EUR	5583	5583
PAR EN EUROS - DTO. 563/10	Fixed rate - Step up - 2,26%	12/31/2003	12/31/2038	EUR	1595	1595
PAR EN YENES - DTO. 1735/04	Fixed rate - Step up - 0,45%	12/31/2003	12/31/2038	JPY	167	167
PAR EN YENES - DTO. 563/10	Fixed rate - Step up - 0,45%	12/31/2003	12/31/2038	JPY	8	8
DISCOUNT EN U$S - DTO. 1735/04 - LEY NY	8.28%	12/31/2003	12/31/2033	USD	3048	4274
DISCOUNT EN U$S - DTO. 1735/04 - LEY ARG	8.28%	12/31/2003	12/31/2033	USD	4901	6872
DISCOUNT EN U$S - DTO. 563/10 - LEY NY	8.28%	12/31/2003	12/31/2033	USD	930	1304
DISCOUNT EN U$S - DTO. 563/10 - LEY ARG	8.28%	12/31/2003	12/31/2033	USD	131	184
DISCOUNT EN EUROS - DTO. 1735/04	7.82%	12/31/2003	12/31/2033	EUR	2510	3454
DISCOUNT EN EUROS - DTO. 563/10	7.82%	12/31/2003	12/31/2033	EUR	2145	2951

					Principal Amount
LENDER	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of June 30, 2016
					Millions of dollars	Millions of dollars
DISCOUNT EN YENES - DTO. 1735/04	4.33%	12/31/2003	12/31/2033	JPY	55	66
DISCOUNT EN YENES - DTO. 563/10	4.33%	12/31/2003	12/31/2033	JPY	25	30
GLOBAL 2017 USD - DTO. 563/10	8.75%	2/6/2010	2/6/2017	USD	966	966
LETRA INTRANSFERIBLE 2021 - Dto. 2054/2010	Libor -1%	7/1/2011	7/1/2021	USD	7504	7504
LETRA INTRANSFERIBLE 2021 - Dto. 276/2011	Libor - 1%	03/14/2011	03/14/2021	USD	2121	2121
LETRA INTRANSFERIBLE 2022 - Ley 26.728	Libor - 1%	04/20/2012	04/20/2022	USD	5674	5674
LETRA INTRANSFERIBLE 2022 - Dto. 928/2012	Libor - 1%	06/28/2012	06/28/2022	USD	2084	2084
LETRA INTRANSFERIBLE 2023 - Dto. 309/2013	Libor - 1%	08/16/2013	08/26/2023	USD	2292	2292
LETRA INTRANSFERIBLE 2023 - Ley 26.784	Libor - 1%	01/16/2013	08/16/2023	USD	7133	7133
LETRA INTRANSFERIBLE 2024- Res. N°30	Libor - 1%	01/30/2014	01/30/2024	USD	7897	7897
LETRA INTRANSFERIBLE 2024- Res. Con. SH Nº 190 y SF Nº 52	Libor - 1%	08/25/2014	08/25/2024	USD	3043	3043
LETRA INTRANSFERIBLE 2025- Res. Nº 406/2015	Libor - 1%	1/6/2015	1/6/2025	USD	10640	10640
Amparos y excepciones	Various	-	-	USD		15
LETES/U$S/20-02-2017	Tasa cero	06/21/2016	02/20/2017	USD	288	288
LETRA/U$S/FAH/23-06-17	4%	06/24/2016	06/23/2017	USD	37	37
LETRA/U$S/FGS/23-06-2017	4.2%	06/24/2016	06/23/2017	USD	661	661
LETRA/U$S/BNA/05-12-2016	Tasa cero	12/5/2014	12/5/2016	USD	37	37
LETRA/U$S/LOTERIA/01-08-16	3.1%	2/1/2016	8/1/2016	USD	47	47
LETES/U$S/05-09-2016	Tasa cero	6/6/2016	9/5/2016	USD	264	264
LETES/U$S/05-12-2016	Tasa cero	6/6/2016	12/5/2016	USD	631	631
LETES/U$S/07-11-2016	Tasa cero	5/9/2016	11/7/2016	USD	416	416
LETES/U$S/08-08-2016	Tasa cero	5/9/2016	8/8/2016	USD	223	223
LETES/U$S/19-09-2016	Tasa cero	6/21/2016	9/19/2016	USD	982	982
LETES/U$S/22-08-2016	Tasa cero	5/23/2016	8/22/2016	USD	251	251
LETRA/U$S/FGS/21-07-2016	4.5%	4/21/2016	7/21/2016	USD	526	526

Peso-Denominated Debt

Direct Debt

Peso-Denominated Defaulted Bonds

					Principal Amount
LENDER	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of June 30, 2016
					Millions of dollars	Millions of dollars
BOCON PREV. 2º S. PESOS-PRE3	Floating-Savings account	1/9/1992	1/9/2002	ARP	0	0
BOCON PROV 1º S. PESOS-PRO1	Floating-Savings account	1/4/1991	1/4/2007	ARP	0	1
BOCON PROV 5ta S. PESOS-PRO9	Floating-Savings account	04/15/2001	04/15/2007	ARP	0	0
BOCON PROV. 2º S. PESOS-PRO3	Floating-Savings account	12/28/1994	12/28/2010	ARP	0	0
BOCON PROV. 3º S. PESOS-PRO5	Floating-Savings account	01/15/1999	04/15/2007	ARP	0	0
BONEX 1992 / PESIFICADO	2%	09/15/1992	8/5/2003	ARP + CER	4	4
BONO/2002/9% PESIFICADO	2%	04/16/2001	04/16/2002	ARP + CER	1	3
BONTE 02 / PESIFICADO	2%	9/5/1997	9/5/2002	ARP + CER	2	15
BONTE 03 / PESIFICADO	2%	02/21/2000	05/21/2003	ARP + CER	1	6
BONTE 03 V / PESIFICADO	2%	07/21/1998	07/21/2003	ARP + CER	0	0
BONTE 04 / PESIFICADO	2%	05/24/1999	05/24/2004	ARP + CER	1	2
BONTE 05 / PESIFICADO	2%	02/21/2000	05/21/2005	ARP + CER	1	4
BONTE 06 / PESIFICADO	2%	02/21/2001	05/15/2006	ARP + CER	0	0
B-P 02 / E+3,30% / PESIFICADO	2%	08/22/2000	08/22/2002	ARP + CER	1	1
B-P 02 / E+4,00% / PESIFICADO	2%	04/24/2000	04/24/2002	ARP + CER	0	0
B-P 04 / E+4,35% / PESIFICADO	2%	02/16/2001	02/16/2004	ARP + CER	0	0
DTO.1023/7-7-95	Floating-Savings account	04/24/1995	1/4/2007	ARP	0	0
EUROLETRA/$/11,75%/2007	11.75%	12/2/1997	12/2/2007	ARP	0	0
EUROLETRA/$/8,75%/2002	8.75%	12/2/1997	12/2/2007	ARP	0	0
FERROBONOS / PESIFICADO	2%	1/10/1991	1/10/2030	ARP + CER	0	0
LETES/ Vto: 15-02-02	2%	12/14/2001	02/15/2002	ARP + CER	1	2
LETES/ Vto: 15-03-2002	2%	03/16/2001	03/15/2002	ARP + CER	1	6
LETES/ Vto: 22-02-2002	2%	12/28/2001	02/22/2002	ARP + CER	0	0
LETES/ Vto: 8-3-2002	2%	12/14/2001	8/3/2002	ARP + CER	1	2
LETES/Vto: 22-03-2002	2%	12/28/2001	03/22/2002	ARP + CER	0	1
PRE4 / PESIFICADO	2%	1/9/1992	1/9/2002	ARP + CER	2	2
PRE6 / PESIFICADO	2%	1/1/2000	1/1/2010	ARP + CER	0	0
PRO10 / PESIFICADO	2%	04/15/2001	04/15/2007	ARP + CER	1	2
PRO2 / PESIFICADO	2%	1/4/1991	1/4/2007	ARP + CER	2	7
PRO4 / PESIFICADO	2%	12/28/1994	12/28/2010	ARP + CER	1	3
PRO6 / PESIFICADO	2%	01/15/1999	04/15/2007	ARP + CER	1	7
PRO8 / PESIFICADO	2%	1/1/2000	1/1/2016	ARP + CER	0	0

Total					21	68

Foreign Currency-Denominated Debt

Direct Debt

Foreign-Currency Denominated Defaulted Bonds

					Principal Amount
LENDER	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of June 30, 2016
					Millions of dollars	Millions of dollars
GLOBAL BOND/u$s/7%-15,5%/2008	7,00%-15,50%	06/19/2001	12/19/2008	USD	41	41
GLOBAL BOND/U$S/12,25%/2018	12.25%	06/19/2001	06/19/2018	USD	115	208
GLOBAL BOND/U$S/12,00%/2031	12%	06/19/2001	06/19/2031	USD	90	162
GLOBAL BOND/$/10%-12%/2008	10,00% - 12,00%	06/19/2001	09/19/2008	USD	0	0
DISCOUNT/u$s/L+0,8125%/2023	LIBOR + 0,8125%	03/31/1993	03/31/2023	USD	62	62
PAR BONDS/u$s/6%/2023	6%	03/31/1993	03/31/2023	USD	176	176
DISCOUNT/DEM/L+0,8125%/2023	LIBOR + 0,8125%	03/31/1993	03/31/2023	EUR	8	8
PAR BONDS/DEM/5,87%/2023	5.87%	03/31/1993	03/31/2023	EUR	50	50
FLOATING RATE BOND/L+0,8125%	LIBOR	03/31/1993	03/31/2005	USD	67	37
GLOBAL BOND/u$s/8,375%/2003	8.375%	12/20/1993	12/20/2003	USD	106	106
GLOBAL BOND/u$s/11%/2006	11%	9/10/1996	9/10/2006	USD	85	85
GLOBAL BOND/u$s/11,375%/2017	11.375%	01/30/1997	01/30/2017	USD	319	319
GLOBAL BOND/u$s/9,75%/2027	9.75%	09/19/1997	09/19/2027	USD	82	82
SPAN/u$s/SPREAD AJUS+T.F./2002	Floating	12/16/1997	11/30/2002	USD	1	1
EUROLETRA/EUR/8,75%/2003	8.75%	4/2/1998	4/2/2003	EUR	47	47
FRANs/u$s/TASA FLOTANTE/2005	Floating	04/13/1998	10/4/2005	USD	3	3
GLOBAL BOND/u$s/8,875%/2029	8.875%	1/3/1999	1/3/2029	USD	0	0
GLOBAL BOND/u$s/11%/2005	11%	4/12/1998	4/12/2005	USD	53	53
GLOBAL BOND/u$s/12,125%/2019	12.125%	02/25/1999	02/25/2019	USD	6	6
EUROLETRA/u$s/LIBOR+5,75%/2004	LIBOR + 5,75%	6/4/1999	6/4/2004	USD	0	0
GLOBAL BOND/u$s/11,75%/2009	11.75%	7/4/1999	7/4/2009	USD	51	51
GLOBAL/u$s/CERO CUPON/2000-04	ZERO CUPON	10/15/1999	10/15/2004	USD	0	0
GLOBAL BOND/u$s/10,25%/2030	10.25%	07/21/1999	07/21/2030	USD	1	1
GLOBAL BOND/u$s/12,375%/2012	12.375%	02/21/2001	02/21/2012	USD	62	62
EUROLETRA/u$s/BADLAR+2,98/2004	BADLAR + 2,98%	11/5/2001	11/5/2004	USD	0	0
EUROLETRA/u$s/ENC+4,95%/2004	ENCUESTA + 4,95%	11/5/2001	11/5/2004	USD	0	0
EUROLETRA/JPY/7,40%/2006	7.4%	4/4/1996	4/4/2006	JPY	0	0
EUROLETRA/JPY/7,40%/2006-2	7.4%	04/25/1996	04/25/2006	JPY	1	1
EUROLETRA/JPY/7,40%/2006-3	7.4%	05/15/1996	05/15/2006	JPY	1	1
EUROLETRA/JPY/6%/2005	6%	12/11/1996	03/24/2005	JPY	1	1
EUROLETRA/JPY/5%/2002	5%	12/20/1996	12/20/2002	JPY	7	10
EUROLETRA/JPY/4,40%/2004	4.4%	05/27/1997	05/27/2004	JPY	0	0
EUROLETRA/DEM/7%/2004	7%	03/18/1997	03/18/2004	EUR	48	49
EUROLETRA/DEM/8%/2009	8%	10/30/1997	10/30/2009	EUR	35	35
EUROLETRA/EUR/11%-8%/2008	11,00% - 8,00%	02/26/1998	02/26/2008	EUR	57	58
EUROLETRA/EUR/8-8,25-9%/2010	8,00% - 8,25% - 9,00%	6/7/1998	6/7/2010	EUR	33	33
EUROLETRA/DEM/7,875%/2005	7.875%	07/29/1998	07/29/2005	EUR	7	7
EUROLETRA/DEM/14%-9%/2008	14,00% - 9,00%	11/19/1998	11/19/2008	EUR	16	17

					Principal Amount
LENDER	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of June 30, 2016
					Millions of dollars	Millions of dollars
EUROLETRA/JPY/3,50%/2009	3.5%	11/8/1999	11/8/2009	JPY	2	2
BONO R.A./JPY/5,40%/2003	5.4%	12/17/1999	12/17/2003	JPY	1	1
BONO R.A./EUR/9%/2003	9%	06/20/2000	06/20/2003	EUR	101	101
SAMURAI/JPY/5,125%/2004	5.125%	06/14/2000	06/14/2004	JPY	5	7
BONO R.A./EUR/10%/2007	10%	7/9/2000	7/9/2007	EUR	41	41
BONO RA/JPY/SAMURAI/4,85%/2005	4.85%	09/26/2000	09/26/2005	JPY	6	9
EUROLETRA/ATS/7%/2004	7%	03/18/1997	03/18/2004	EUR	2	3
BONO R.A./EUR/9%/2006	9%	04/26/1999	04/26/2006	EUR	41	41
BONO R.A./EUR/10%/2004	10%	7/12/1999	7/12/2004	EUR	44	44
BONO R.A./EUR/9,75%/2003	9.75%	11/26/1999	11/26/2003	EUR	23	23
EUROLETRA/EUR/10%/2005	10%	7/1/2000	7/1/2005	EUR	62	63
EUROLETRA/EUR/EURIB+510%/2004	EURIBOR + 5,10%	12/22/1999	12/22/2004	EUR	9	10
BONO R.A./EUR/10,25%/2007	10.25%	01/26/2000	01/26/2007	EUR	66	68
EUROLETRA/EUR/8,125%/2004	8.125%	4/4/2000	4/10/2004	EUR	52	53
EUROLETRA/EUR/9%/2005	9%	05/24/2000	05/24/2005	EUR	60	60
EUROLETRAS/EUR/9,25%/2004	9.25%	07/20/2000	07/20/2004	EUR	89	90
EUROLETRA/EUR/10,00%/2007	10%	02/22/2001	02/22/2007	EUR	38	38
EUROLETRA/ITL/11%/2003	11%	5/11/1996	5/11/2003	EUR	29	29
EUROLETRA/ITL/10%/2007	10%	3/1/1997	3/1/2007	EUR	28	28
EUROLETRA/ITL/LIBOR+1,6%/2004	LIBOR + 1,60%	05/27/1997	05/27/2004	EUR	20	20
EUR/ITL/10-7,625/SWAP-CAN/2007	10,00% - 7,625%	11/8/1997	11/8/2007	EUR	38	38
EUROLETRA/ITL/9,25%-7%/2004	9,25% - 7,00%	10/21/1997	03/18/2004	EUR	35	36
EUROLETRA/ITL/9%-7%/2004	9,00% - 7,00%	10/24/1997	03/18/2004	EUR	19	19
EUROLETRA/DEM/10,50%/2002	10.5%	11/14/1995	11/14/2002	EUR	43	44
EUROLETRA/DEM/10,25%/2003	10.25%	6/2/1996	6/2/2003	EUR	37	37
EUROLETRA/DEM/11,25%/2006	11.25%	10/4/1996	10/4/2006	EUR	43	43
EUROLETRA/DEM/11,75%/2011	11.75%	05/20/1996	05/20/2011	EUR	75	75
EUROLETRA/DEM/9%/2003	9%	09/19/1996	09/19/2003	EUR	13	14
EUROLETRA/DEM/12%/2016	12%	09/19/1996	09/19/2016	EUR	24	24
EUROLETRA/DEM/11,75%/2026	11.75%	11/13/1996	11/13/2026	EUR	29	30
EUROLETRA/DEM/8,50%/2005	8.5%	12/23/1996	02/23/2005	EUR	42	43
BONO R.A./EUR/10%-8%/2008	10,00% - 8,00%	3/4/1998	02/26/2008	EUR	29	28
EURO-BONO/ESP/7,50%/2002	7.5%	05/23/1997	05/23/2002	EUR	8	8
EUROLETRA/CHF/7%/2003	7%	4/12/1996	4/12/2003	CHF	14	15
EUROLETRA/GBP/10%/2007	10%	06/25/1997	06/25/2007	GBP	5	5
GLOBAL BOND/EUR/8,125%/2008	8.125%	04/21/1998	04/21/2008	EUR	63	64
EUROLETRA/EUR/CUP-FIJO/2028	Fixed Amount Coupon	05/28/1998	05/28/2028	EUR	7	7
EUROLETRA/EUR/8,50%/2010	8.5%	07/30/1998	07/30/2010	EUR	40	41
BONO R.A./EUR/8%/2002	8%	02/25/1999	02/25/2002	EUR	17	18
BONO R.A./EUR/15%-8%/2008	15,00% - 8,00%	02/26/1999	02/26/2008	EUR	34	34
EUROLETRA/ITL/10,375%-8%/2009	10,375% - 8,00%	12/3/1998	10/30/2009	EUR	34	35
EUROLETRA/ITL/LIBOR+2,50%/2005	LIBOR + 2,50%	8/7/1998	8/7/2005	EUR	39	40
BONO R.A./EUR/9,50%/2004	9.5%	4/3/1999	4/3/2004	EUR	32	33

					Principal Amount
LENDER	Interest Rate	Issue Date	Final Maturity	Currencies	Face Value	Outstanding as of June 30, 2016
					Millions of dollars	Millions of dollars
BONO R.A./EUR/14%-8%/2008	14,00% - 8,00%	6/4/1999	02/26/2008	EUR	16	15
EUROLETRA/EUR/10,50%-7%/2004	10,50% - 7,00%	10/5/1999	03/18/2004	EUR	38	38
BONO R.A./EUR/9%/2009	9%	05/26/1999	05/26/2009	EUR	71	72
EUROLETRA/EUR/7,125%/2002	7.125%	10/6/1999	10/6/2002	EUR	16	17
BONO R.A./EUR/8,50%/2004	8.5%	1/7/1999	1/7/2004	EUR	67	67
BONO R.A./EUR/EURIBOR+4%/2003	EURIBOR + 4%	07/22/1999	07/22/2003	EUR	7	7
BONO R.A./EUR/9.25%/2002	9.25%	10/21/1999	10/21/2002	EUR	62	63
GLOBAL BOND/u$s/12%/2020	12%	3/2/2000	1/2/2020	USD	3	3
GLOBAL BOND/u$s/11.375%/2010	11.375%	03/15/2000	03/15/2010	USD	33	33
GLOBAL BOND/u$s/11.75%/2015	11.75%	06/15/2000	06/15/2015	USD	75	75

TOTAL					3,458	3,624

ISSUER

The Republic of Argentina

Ministerio de Finanzas

Hipólito Yrigoyen 250

1310 City of Buenos Aires

Argentina

Procuración del Tesoro de la Nación

Posadas 1641

1112 City of Buenos Aires

Argentina

TRUSTEE, PRINCIPAL TRUSTEE PAYING AGENT, TRANSFER AGENT AND REGISTRAR

The Bank of New York Mellon

Attention: Corporate Trust

101 Barclay Street, 7th Floor East

New York, NY 10286

United States of America

LUXEMBOURG LISTING AGENT, TRUSTEE PAYING AGENT AND TRANSFER AGENT

The Bank of New York Mellon (Luxembourg) S.A.

Vertigo Building—Polaris – 2-4 rue Eugène Ruppert

L-2453 Luxembourg

LEGAL ADVISORS

To the Republic

As to U.S. federal and New York law: Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 United States of America	As to Argentine law: Procuración del Tesoro de la Nación Posadas 1641 1112 City of Buenos Aires Argentina

PART II

(That required by Items (11), (13) and (14) of Schedule B of the Securities Act of 1933.)

1.	The following are the estimated expenses of the issuance and distribution of the securities being registered (in US$):

Registration fee	US$	3,042,375
Printer expenses		45,000
Legal fees and expenses		250,000
Agent fees		80,000
Total	US$	3,417,375

2.	The Registrant hereby agrees to furnish an opinion or opinions of counsel, with respect to the legality of the issue, in connection with the offering of New Bonds under this registration statement and to furnish copies of the documents authorizing the issue of the New Bonds under the registration statement, and any other governmental approvals of the Republic required in connection with this issue, in amendments to this registration statement, in each case together with translations of the same into the English language.

CONTENTS

This registration statement comprises:

(1)	The facing sheet.

(2)	The Cross Reference Sheet between Schedule B of the Securities Act of 1933 and the Prospectus.

(3)	Part I consisting of the Prospectus.

(4)	Part II consisting of pages II-1 to II-4.

(5)	The following exhibits:

A.	Indenture, dated April 22, 2016, between the Republic and The Bank of New York Mellon.

a.	Form of New 2019 Bonds.

b.	Form of New 2021 Bonds.

c.	Form of New 2026 Bonds.

d.	Form of New 2046 Bonds.

e.	Form of New 2028 Bonds.

f.	Form of New 2036 Bonds.

g.	Form of New 2022 Bonds.

h.	Form of New 2027 Bonds.

B.	Registration Rights Agreement, dated April 19, 2016, among the Republic, Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC and Santander Investment Securities Inc.

C.	Registration Rights Agreement, dated June 30, 2016, among the Republic, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC.

D.	Registration Rights Agreement, dated January 19, 2017, among the Republic, BBVA Securities Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC and Santander Investment Securities Inc.

E.	Opinion of Legal Secretary of the Ministry of Finance of the Republic of Argentina, with respect to the legality of the New Bonds.

F.	Opinion of Cleary Gottlieb Steen & Hamilton LLP, special New York Consel to the Republic, with respect to the legality of the New Bonds.

G.	Consent of Legal Secretary of the Ministry of Finance of the Republic of Argentina (included in Exhibit E).

H.	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit F).

I.	Form of Letter to Brokers.

J.	Form of Letter to Clients.

*	To be filed by amendment to this registration statement or in any report filed under the U.S. Securities and Exchange Act of 1934 that is incorporated by reference in this registration statement.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, the Republic of Argentina, has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, Argentina on the 10th day of March, 2017.

REPUBLIC OF ARGENTINA

By:*	/s/ Luis Andrés Caputo
Luis Andrés Caputo
Minister of Finance

*	Consent is hereby given to the use of his name in connection with the information specified in this registration statement or amendment to registration statement to have been supplied by him and stated on his authority.

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of the Registrant, has signed this registration statement in the City of New York, New York on the 10th day of March, 2017.

By:	/s/ Daniel Martin
Daniel Martin Office of the Financial Representative of the Republic of Argentina in the United States of America

INDEX TO EXHIBITS

Exhibits

A.	Indenture, dated April 22, 2016, between the Republic and The Bank of New York Mellon.

a. Form of the New 2019 Bonds.

b. Form of the New 2021 Bonds.

c. Form of the New 2026 Bonds.

d. Form of the New 2046 Bonds.

e. Form of the New 2028 Bonds.

f. Form of the New 2036 Bonds.

g. Form of the New 2022 Bonds.

h. Form of the New 2027 Bonds.

B.	Registration Rights Agreement, dated April 19, 2016, among the Republic, Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC and Santander Investment Securities Inc.

C.	Registration Rights Agreement, dated June 30, 2016, among the Republic, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC.

D.	Registration Rights Agreement, dated January 19, 2017, among the Republic, BBVA Securities Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC and Santander Investment Securities Inc.

E.	Opinion of Legal Secretary of the Ministry of Finance of the Republic of Argentina, with respect to the legality of the New Bonds.

F.	Opinion of Cleary Gottlieb Steen & Hamilton LLP, special New York Counsel to the Republic, with respect to the legality of the New Bonds.

G.	Consent of Legal Secretary of the Ministry of Finance of the Republic of Argentina (included in Exhibit E).

H.	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit F).

I.	Form of Letter to Brokers.

J.	Form of Letter to Clients.

*	To be filed by amendment to this registration statement or in any report filed under the U.S. Securities and Exchange Act of 1934 that is incorporated by reference in this registration statement.